Exhibit 99.1

Confidential Draft Submission No. 1 to the Securities and Exchange Commission on August 20, 2015. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MYOKARDIA, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2834	44-5500552
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

333 Allerton Ave.

South San Francisco, California 94080

(650) 741-0900

(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)

Tassos Gianakakos

President and Chief Executive Officer

MyoKardia, Inc.

333 Allerton Ave.

South San Francisco, California 94080

(650) 741-0900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mitchell S. Bloom, Esq. Maggie L. Wong, Esq. Goodwin Procter LLP Three Embarcadero Center, 24th Floor San Francisco, California 94111 (415) 733-6000	Tassos Gianakakos President and Chief Executive Officer MyoKardia, Inc. 333 Allerton Ave. South San Francisco, California 94080 (650) 741-0900	Brian J. Cuneo, Esq. B. Shayne Kennedy, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94205 (650) 328-4600

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	☒ (Do not check if a smaller reporting company)	Smaller Reporting Company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, par value $0.0001 per share

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act. Includes the offering price of any additional shares that the underwriters have the option to purchase.
(2)	Calculated pursuant to Rule 457(o) under the Securities Act based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2015.

PRELIMINARY PROSPECTUS

            Shares

Common Stock

This is the initial public offering of our common stock. Prior to this offering, there has been no public market for our common stock. The initial public offering price is expected to be between $             and $             per share.

We intend to apply to list our common stock on The NASDAQ Global Market under the symbol “MYOK.”

The underwriters have an option to purchase a maximum of                 additional shares of common stock from us to cover over-allotments, if any.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, as amended, and, as such, we have elected to take advantage of certain reduced reporting requirements for this prospectus and may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 10.

	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to MyoKardia
Per Share	$	$	$
Total	$	$	$

(1)	See “Underwriting” beginning on page 139 for additional information regarding underwriting compensation.

Delivery of the shares of common stock will be made on or about                     , 2015.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse	Cowen and Company

BMO Capital Markets

Wedbush PacGrow

The date of this prospectus is                    , 2015

We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Until                     , 2015 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus. You should also consider, among other things, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case appearing elsewhere in this prospectus. Unless otherwise stated, all references to “us,” “our,” “MYOK,” “we,” the “Company” and similar designations refer to MyoKardia, Inc. and its consolidated subsidiary.

Overview

We are a clinical stage biopharmaceutical company pioneering a precision medicine approach to discover, develop and commercialize targeted therapies for the treatment of serious and neglected rare cardiovascular diseases. Our initial focus is on the treatment of heritable cardiomyopathies, a group of rare, genetically-driven forms of heart failure that result from biomechanical defects in cardiac muscle contraction. We have used our precision medicine platform to generate an initial pipeline of four therapeutic programs for the chronic treatment of the two most common forms of heritable cardiomyopathy—hypertrophic cardiomyopathy, or HCM, and dilated cardiomyopathy, or DCM. We have discovered and advanced our lead product candidate, MYK-461, into Phase 1 clinical development. In our first Phase 1 clinical trial, we have demonstrated proof of mechanism, or the ability of MYK-461 to reduce cardiac muscle contraction, an important biomarker of disease. We intend to expand our approach to deliver treatments with disease-modifying potential for patients with other forms of genetically-driven heart failure.

HCM is caused by genetic mutations that result in a biomechanical defect leading to excessive cardiac muscle contraction. We estimate that as many as 630,000 people in the United States suffer from a form of HCM. DCM results from a biomechanical defect leading to inadequate cardiac muscle contraction. In a subset of DCM patients, genetic mutations have been identified as a cause of the biomechanical defect that leads to abnormal cardiac muscle contraction. We refer to this subset of DCM as heritable DCM. We estimate that DCM afflicts about one million people in the United States, of which approximately 400,000 have a form of heritable DCM. There are currently no approved therapies indicated for the treatment of HCM or DCM, including heritable DCM, all of which are chronic and debilitating diseases.

Our goal is to be the world’s leading precision cardiovascular medicine company. Precision medicine involves discovering and developing therapies that integrate clinical and molecular information based on the biological basis of disease. This approach has led to the efficient discovery and development of transformative therapies in areas such as oncology, cystic fibrosis and hypercholesterolemia, but has yet to be broadly applied to cardiovascular diseases.

Our Precision Medicine Platform

Our precision medicine platform incorporates disease research, drug discovery and clinical science in a self-reinforcing cycle that enables the iterative generation of new disease targets and clinical development candidates designed to establish early clinical proof of concept. We intend to use our platform to subdivide HCM and heritable DCM patients into subgroups based on genetic mutations and the resulting biomechanical defect leading to abnormal cardiac muscle contraction. As a cornerstone of this platform, we have built the Sarcomeric Human Cardiomyopathy Registry, or SHaRe, which we believe is the world’s largest registry of patients with heritable cardiomyopathies. We use our platform to refine our understanding of which patients are most likely to benefit from our product candidates. Our clinical research strategy involves using biomarkers to directly measure the effects of our product candidates early in clinical development, establishing proof of mechanism and providing important early predictive value to inform the design of subsequent trials. We believe that this virtuous cycle is a competitive advantage that enables us to efficiently develop therapies with disease-modifying potential for heritable cardiomyopathies, that could also be applied to other cardiovascular diseases.

Our Programs

Since our inception, our precision medicine platform has generated multiple programs to address a variety of disruptions in heart muscle contraction across different patient populations. We are advancing four research and development programs, each of which targets a distinct biomechanical defect that leads to either HCM or heritable DCM.

Our lead product candidate, MYK-461, is an orally-administered small molecule designed to reduce excessive cardiac muscle contractility leading to HCM. In preclinical models of HCM, MYK-461 has been shown to prevent and reverse disease progression. We are currently evaluating MYK-461 in three Phase 1 clinical trials. In our first Phase 1 clinical trial of single ascending doses of MYK-461 in 48 healthy adult volunteers, MYK-461 was shown to be well-tolerated across multiple dose levels up to 48 mg and has demonstrated clinical proof of mechanism in reducing cardiac contractility, an important biomarker of disease. We are currently enrolling two additional Phase 1 clinical trials of MYK-461, the first of which is an open-label single ascending dose, or SAD, trial in adult HCM patients, and the second is a double blind, placebo-controlled, multiple ascending dose, or MAD, trial in healthy adult volunteers. We expect to receive final data from both trials in the middle of 2016 and advance MYK-461 into Phase 2 clinical development in the second half of 2016. We believe that if approved, MYK-461 would be the first targeted therapy to treat an underlying biomechanical defect leading to HCM.

Our second program is DCM-1, where we are evaluating several novel drug compounds designed to treat heritable DCM by restoring normal contractility in the diseased DCM heart. We have identified compounds that have been shown to improve cardiac muscle contractility in animal models at doses above the expected therapeutic range without adverse events or impact on cardiac rhythms. We intend to initiate a Phase 1 clinical trial of a DCM compound in the first half of 2017. We believe that if approved, a product candidate from our DCM-1 program would be the first targeted therapy to treat an underlying biomechanical defect leading to DCM.

Additionally, we have two discovery programs, HCM-2 and LUS-1. HCM-2 is intended to reduce cardiac muscle contractility to normal levels in HCM patients through a different mechanism than that of MYK-461. LUS-1 is intended to counteract a muscle disruption that results in impaired relaxation of the heart, a biomechanical defect found in specific HCM and heritable DCM patient subgroups, as well as in other less common heritable cardiomyopathies. The following table summarizes our product development pipeline:

Our Collaboration with Sanofi S.A.

We have formed a strategic collaboration with Sanofi S.A. to help fund a portion of our research and development expenses while leveraging their cardiovascular and rare disease expertise in exchange for certain program and product rights, pursuant to a license and collaboration agreement we entered into in August 2014 with Aventis Inc., a wholly-owned subsidiary of Sanofi S.A., which we refer to as the Collaboration Agreement. Under the Collaboration Agreement, Sanofi agreed to provide up to an aggregate of $200.0 million in upfront and milestone payments, equity investments and research and development support in exchange for certain program and product development and commercialization rights. To date, of such amount, we have received from Sanofi an initial non-refundable upfront cash payment of $35.0 million and an equity investment of $10.0 million. We retain the right to commercialize MYK-461 and HCM-2, and co-promotion rights for DCM-1, in the United States, and we are entitled to receive tiered royalties in the mid-single digits to the mid-teens on net sales of certain HCM and DCM products outside the United States and on net sales of certain DCM products in the United States. We retain all rights to our LUS-1 program and our future programs.

Our Management Team and Investors

We were incorporated in June 2012 by Third Rock Ventures, in partnership with world-leading scientific and clinical researchers in cardiovascular genetics and muscle biology. We are led by a team of executives and directors with significant experience in the discovery and development of novel therapeutics. Tassos Gianakakos, our Chief Executive Officer, was previously Senior Vice President and Chief Business Officer at MAP Pharmaceuticals, Inc. Our leadership has a successful track record in developing and commercializing several important cardiovascular therapies. Collectively, our team has contributed to multiple drug approvals, including Brilinta, Crestor, Forxiga, Integrilin and Onglyza.

We have raised approximately $94 million in equity financing to date from leading venture, strategic and public investors, including Third Rock Ventures, Sanofi, Fidelity Investments, Cormorant Asset Management, Casdin Capital, Perceptive Life Sciences, Cowen Investments and BridgeBio.

Risks Associated with Our Business

Our business is subject to numerous risks that you should be aware of before making an investment decision. These risks are described more fully in the section entitled “Risk Factors” in this prospectus. These risks include, among others:

•	We are a very early-stage company with a limited operating history, have incurred significant losses since our inception, and we anticipate that we will continue to incur significant losses for the foreseeable future and may never generate any revenue from product sales or be profitable;

•	Even if this offering is successful, we will need to raise additional funding before we can expect to complete the development of any of our product candidates or generate any revenue from product sales;

•	Our precision medicine approach to the discovery and development of drugs for heritable cardiomyopathies is novel and may never lead to marketable products;

•	We are heavily dependent upon the success of MYK-461, which is in the early stages of clinical development, and all of our other programs are in discovery or preclinical development;

•	Preclinical and clinical drug development involves a lengthy and expensive process with an uncertain outcome, and we may never obtain regulatory approval for any product candidates;

•	We are substantially dependent on the Collaboration Agreement, and if this collaboration is unsuccessful or is terminated, we may not receive additional funding from this relationship and may not be able to successfully commercialize certain product candidates, including MYK-461;

•	If we are unable to obtain and maintain sufficient intellectual property protection for our product candidates or our platform technology, we may not be able to compete effectively; and

•	Our success depends in part upon our ability to retain our key employees, consultants and advisors and to attract, retain and motivate other qualified personnel.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	reduced disclosure about our executive compensation arrangements;

•	no non-binding advisory votes on executive compensation or golden parachute arrangements; and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.0 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the last day of the fiscal year in which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or SEC, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. Also, we have irrevocably elected to “opt out” of the exemption for the delayed adoption of certain accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Corporate History and Information

We were incorporated under the laws of the State of Delaware in June 2012. Our principal executive office is located at 333 Allerton Ave., South San Francisco, California, and our telephone number is (650) 741-0900. Our website address is www.myokardia.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

We use various trademarks and trade names in our business, including without limitation our corporate name and logo. All other trademarks or trade names, including without limitation corporate names and logos, referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Underwriters’ option	We have granted the underwriters an option to purchase a maximum of additional shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of Proceeds	We estimate that we will receive net proceeds from the sale of our common stock in this offering of approximately $ million, or $ million if the underwriters fully exercise their option to purchase additional shares, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to fund the clinical development of MYK-461 through the completion of Phase 2 clinical trials, the advancement of our ongoing preclinical, discovery and research programs and the expansion of our platform, including SHaRe, and for working capital and general corporate purposes. See “Use of Proceeds” for additional information.

Risk Factors	You should read carefully “Risk Factors” beginning on page 10 and other information included in this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.

Proposed NASDAQ Global Market symbol	“MYOK”

The number of shares of common stock to be outstanding after this offering is based on 75,945,728 shares of common stock outstanding as of June 30, 2015 and excludes:

•	4,623,343 shares of common stock issuable upon exercise of outstanding options as of June 30, 2015 at a weighted average exercise price of $0.31 per share;

•	1,434,640 shares of common stock reserved for future issuance under our 2012 Equity Incentive Plan, which will become available for issuance under our 2015 Stock Option and Incentive Plan, or 2015 Plan, after the completion of this offering; and

•	shares of our common stock reserved for future issuance under our 2015 Plan, which will become available for issuance effective upon the effectiveness of the registration statement of which this prospectus is a part, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under our 2015 Plan.

Except as otherwise indicated, all information in this prospectus assumes or gives effect to:

•	a reverse split of our outstanding common stock, which will occur prior to the effectiveness of the registration statement of which this prospectus is a part;

•	the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 61,985,313 shares of our common stock immediately prior to the completion of this offering;

•	no exercise of the outstanding options described above;

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock in this offering; and

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables present summary consolidated financial data for our business. We derived the following financial statements of operations data for the years ended December 31, 2013 and 2014 from our audited financial statements included elsewhere in this prospectus. We derived the following consolidated statements of operations data for the six months ended June 30, 2014 and 2015 and the consolidated balance sheet data as of June 30, 2015 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements were prepared on a basis consistent with our audited financial statements and include, in management’s opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for the fair statement of the financial information set forth in those statements. You should read this summary financial data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results and interim results are not necessarily indicative of results to be expected for the full year or any other period.

	Year Ended December 31,		Six Months Ended June 30,
(In thousands, except share and per share data)	2013	2014	2014	2015
			(unaudited)
Consolidated Statement of Operations Data:
Collaboration and license revenue	$—	$5,916	$—	$7,099
Operating expenses:
Research and development	11,603	18,296	8,774	13,345
General and administrative	2,029	4,838	1,802	3,661

Total operating expenses	13,632	23,134	10,576	17,006

Loss from operations	(13,632)	(17,218)	(10,576)	(9,907)
Interest and other income, net	—	2	—	18
Change in fair value of redeemable convertible preferred stock call option liability	932	387	(21)	314

Net loss and comprehensive loss	(12,700)	(16,829)	(10,597)	(9,575)
Cumulative dividend relating to redeemable convertible preferred stock	(1,087)	(2,864)	(1,033)	(2,630)
Accretion of redeemable convertible preferred stock to redemption value	(179)	(158)	(96)	(62)

Net loss attributable to common stockholders	$(13,966)	$(19,851)	$(11,726)	$(12,267)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(3.26)	$(3.07)	$(2.00)	$(1.42)

Weighted average shares used to compute net loss per share attributable to common stockholders, basic and diluted(1)	4,284,572	6,456,637	5,853,512	8,609,827

Pro forma net loss per share of common stock, basic and diluted(1)		$(0.42)		$(0.16)

Pro forma weighted average shares used to compute net loss per share of common stock, basic and diluted(1)		40,964,169		60,234,230

(1)	See Notes 2 and 9 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders, pro forma net loss per share of common stock and the weighted average number of shares used in the computation of the per share amounts.

	As of June 30, 2015
	(unaudited)
(In thousands)	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
Consolidated Balance Sheet Data:
Cash	$73,076	$73,076
Working capital	54,831	54,831
Total assets	77,664	77,664
Redeemable convertible preferred stock	100,117	—
Accumulated deficit	(49,009)	(49,009)
Total stockholders’ (deficit) equity	(49,008)	51,109

(1)	On a pro forma basis giving effect to (i) the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 61,985,313 shares of our common stock immediately prior to the completion of the offering and (ii) the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the completion of this offering.
(2)	On a pro forma as adjusted basis to give further effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the amount of cash, working capital, total assets and total stockholders’ equity by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease, respectively, the amount of cash, working capital, total assets and stockholders’ equity by approximately $ million, assuming the assumed initial public offering price per share, as set forth on the cover page of this prospectus, remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the following risks, together with all the other information in this prospectus, including our consolidated financial statements and notes thereto, before you invest in our common stock. If any of the following risks actually materializes, our operating results, financial condition and liquidity could be materially adversely affected. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Limited Operating History, Financial Condition and Capital Requirements

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We are a very early-stage company. We were incorporated and commenced operations in June 2012. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our technology, creating and expanding on our precision medicine platform, identifying potential product candidates and undertaking preclinical studies and commencing Phase 1 clinical trials for our most advanced product candidate, MYK-461. We have not yet demonstrated our ability to successfully complete the clinical development of a product candidate, including the completion of any clinical trials designed to show the efficacy of a product candidate, obtain marketing approvals, manufacture a commercial scale medicine, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization. Typically, it takes many years to develop a new medicine from the time it is discovered to when it is available for treating patients. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

In addition, as a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition from a company with a research focus to a company capable of supporting larger scale clinical development and commercial activities. If we are not successful in such a transition, our business, results and financial condition will be harmed.

We have a history of significant losses and may not achieve or sustain profitability and, as a result, you may lose all or part of your investment.

Our lead product candidate, MYK-461, is in the early stages of clinical testing and we must conduct significant additional clinical trials before we can seek the regulatory approvals necessary to begin commercial sales of any product candidates. We have incurred operating losses in each year since our inception due to costs incurred in connection with our research and development activities and general and administrative costs associated with our operations. Our net loss for the years ended December 31, 2013 and 2014 was $12.7 million and $16.8 million, respectively. As of June 30, 2015, we had an accumulated deficit of $49.0 million. We expect to incur increasing losses for several years, as we continue our research activities and conduct development of, and seek regulatory approvals for, our initial product candidates, and commercialize any approved drugs. If our product candidates fail in clinical trials or do not gain regulatory approval, or if our product candidates do not achieve market acceptance, we will not be profitable. If we fail to become and remain profitable, or if we are unable to fund our continuing losses, you could lose all or part of your investment.

We have never generated any revenue from product sales and may never be profitable.

Our ability to generate revenue and achieve profitability depends on our ability, alone or with strategic collaborators, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, our product candidates. We do not anticipate generating revenues from product sales for the foreseeable future, if ever. Our ability to generate future revenue from product sales depends heavily on our success in:

•	completing research and preclinical and clinical development of our product candidates;

•	seeking and obtaining regulatory approvals to market product candidates for which we complete clinical trials;

•	developing a sustainable, scalable, reproducible and transferable manufacturing process for our product candidates;

•	establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate (in amount and quality) products and services to support clinical development and the market demand, if any, for our product candidates, if approved;

•	launching and commercializing product candidates for which we obtain regulatory approval, either through a collaboration or, if launched independently, by establishing a sales force, marketing and distribution infrastructure;

•	obtaining market acceptance of our product candidates and the use of precision medicine as a viable treatment option for cardiovascular diseases;

•	addressing any competing technological and market developments;

•	implementing additional internal systems and infrastructure, as needed;

•	identifying and validating new product candidates from our platform;

•	maintaining our existing collaboration agreement with Sanofi and negotiating favorable terms in any new collaboration, licensing or other arrangements into which we may enter;

•	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and

•	attracting, hiring and retaining qualified personnel who are suitable to our culture and mission.

Even if one or more of the product candidates that we are developing is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Our expenses could increase beyond our expectations if we are required by the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or the EMA, or other regulatory agencies, domestic or foreign, to perform clinical trials and other studies in addition to those that we currently anticipate. Even if we are able to generate revenues from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations.

Even if this offering is successful, we will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

We are currently advancing MYK-461, our lead product candidate, through clinical development, and conducting preclinical discovery and development activities in our other programs. Drug development is expensive, and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we advance our product candidates in clinical trials.

As of June 30, 2015, our cash was $73.1 million. We estimate that the net proceeds from this offering will be approximately $         million, based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to fund the clinical development of MYK-461 through the completion of Phase 2 clinical trials, the advancement of our ongoing preclinical, discovery and research programs and the expansion of our platform, including SHaRe, as well as for working capital and general corporate purposes. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic and licensing arrangements or a combination of these approaches. In any event, we will require additional capital to obtain regulatory approval for, and to commercialize, MYK-461 and our other product candidates. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

Our funding requirements and the timing of our need for additional capital are subject to change based on a number of factors, including:

•	the rate of progress and the cost of our clinical trials of MYK-461;

•	the number of product candidates that we intend to develop using our precision medicine platform;

•	the costs of research and preclinical studies to support the advancement of other product candidates into clinical development;

•	the timing of, and costs involved in, seeking and obtaining approvals from the FDA and comparable foreign regulatory authorities, including the potential by the FDA or comparable regulatory authorities to require that we perform more studies than those that we current expect;

•	our ability to receive funding under our collaboration with Sanofi, and the timing of receipt of any such funding;

•	the costs of preparing to manufacture MYK-461 on a larger scale;

•	the costs of commercialization activities if MYK-461 or any future product candidate is approved, including the formation of a sales force;

•	the degree and rate of market acceptance of any products launched by us or our partners;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	our need and ability to hire additional personnel;

•	our ability to enter into additional collaboration, licensing, commercialization or other arrangements and the terms and timing of such arrangements; and

•	the emergence of competing technologies or other adverse market developments.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. The sale of additional equity or convertible securities would dilute all of our stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at a different stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product candidates or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Precision Medicine Platform and the Discovery and Development of Our Product Candidates

The precision medicine approach we are taking to discover and develop drugs for heritable cardiovascular diseases is novel and may never lead to marketable products.

We have concentrated our therapeutic product research and development efforts on the application of precision medicine to the treatment of heritable cardiovascular diseases, and our future success depends on the successful development of products based on our precision medicine platform and the continued development of this platform. We believe we are the first company to apply precision medicine to the treatment of cardiovascular disease, and neither we nor any other company has received regulatory approval to market therapeutics specifically targeting any form of heritable cardiomyopathy. The scientific discoveries that form the basis for our efforts to discover and develop product candidates are novel, and the scientific evidence to support the feasibility of developing product candidates based on these discoveries is both preliminary and limited. If we do not successfully develop and commercialize product candidates based upon our technological approach, we will not become profitable and the value of our common stock may decline.

Further, our focus solely on precision medicine for the development of drugs for heritable cardiomyopathies as opposed to multiple, more proven technologies for drug development increases the risks associated with the ownership of our common stock. If we are not successful in developing any product candidates using our precision medicine platform, we may be required to change the scope and direction of our product development activities. In that case, we may not be able to identify and implement successfully an alternative product development strategy, which would materially and adversely affect our business, financial condition and results of operations.

We depend heavily on the success of MYK-461, our lead product candidate. Other than MYK-461, all of our other programs are in discovery or preclinical development. Preclinical testing and clinical trials of our product candidates may not be successful. If we are unable to commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.

We have invested a significant portion of our efforts and financial resources in the identification of our lead product candidate, MYK-461, for the treatment of hypertrophic cardiomyopathy, or HCM. We are currently evaluating MYK-461 in early-stage clinical trials for HCM, and if MYK-461 fails to demonstrate safety or efficacy to the satisfaction of the FDA or other comparable regulatory authorities, we will need to identify other product candidates or target indications, or both, for clinical development. All of our other programs are still in discovery or preclinical development. Our ability to generate revenue from product sales, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of MYK-461 or other product candidates that we may identify from our precision medicine platform.

The success of MYK-461 and any other product candidates that we discover and develop will depend on many factors, including the following:

•	successful enrollment in, and completion of, clinical trials;

•	receipt of marketing approvals from applicable regulatory authorities;

•	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•	obtaining and maintaining patent and trade secret protection and non-patent exclusivity for our medicines;

•	launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;

•	acceptance of our products, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other therapies;

•	a continued acceptable safety profile of our products following approval;

•	enforcing and defending intellectual property rights and claims; and

•	achieving desirable medicinal properties for the intended indications.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially harm our business.

Preclinical and clinical drug development involves a lengthy and expensive process with an uncertain outcome, and observations and results from earlier studies and trials may not be applicable or predictive in future clinical trials.

Preclinical and clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the preclinical development or clinical trial process. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. For example, although our preclinical observations and data from our Phase 1 single ascending dose clinical trial of MYK-461 in healthy volunteers support our hypothesis that MYK-461 has the potential to reduce cardiac muscle contractility and our belief that the results of that Phase 1 clinical trial have demonstrated proof of mechanism, we have not completed clinical trials of MYK-461 in larger populations, including patients with HCM. In addition, our precision medicine platform is based on a translational medicine approach. Translational medicine, or the application of basic scientific findings to develop therapeutics that promote human health, is subject to a number of inherent risks. In particular, scientific hypotheses formed from preclinical observations may prove to be incorrect, and the data generated in animal models or observed in limited patient populations may be of limited value, and may not be applicable in clinical trials conducted under the controlled conditions required by applicable regulatory requirements and our protocols. For example, although MYK-461 has been observed to reduce cardiac contractility as measured by certain established biomarkers in our first Phase 1 clinical trial, the predictive value of these biomarkers in HCM patients may prove to be less than anticipated in subsequent, larger clinical trials. The initial clinical data from our Phase 1 clinical trials of MYK-461 are preliminary in nature, based on limited doses and a small sample size, and the clinical development of MYK-461 is not complete. Early positive data may not be repeated or observed in ongoing or future trials involving our product candidates. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. There is a high failure rate for drugs and biologics proceeding through clinical trials, particularly in the field of cardiovascular medicine. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies, and any such setbacks in our clinical development could have a material adverse effect on our business and operating results.

We may not be successful in our efforts to identify or discover potential product candidates.

The success of our business depends primarily upon our ability to identify, develop and commercialize therapeutics for the treatment of genetic cardiovascular diseases based on our precision medicine approach. A key element of our strategy is to use our precision medicine platform to identify and study compounds that can be used to correct or offset the abnormal contraction caused by HCM and dilated cardiomyopathy, or DCM. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including:

•	the research methodology used may not be successful in identifying appropriate biomarkers or potential product candidates;

•	our initial hypotheses based on our preclinical or early clinical observations may not be supported by later clinical results;

•	potential product candidates may, on further study, be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval; or

•	research programs to identify new product candidates require substantial technical, financial and human resources. We may choose to focus our efforts and resources on a potential product candidate that ultimately proves to be unsuccessful.

If we are unable to identify suitable compounds for preclinical and clinical development, we may be forced to abandon our development efforts for a research program or programs and we will not be able to obtain product revenues in future periods, which likely would result in significant harm to our financial position and adversely impact our stock price.

We may not be able to successfully use the Sarcomeric Human Cardiomyopathy Registry, or SHaRe, to identify or recruit patients for our clinical trials or to develop targeted precision therapeutics for the treatment of heritable cardiomyopathies.

We rely, and expect to continue to rely, on genetic and clinical data gathered through SHaRe to provide us with insight into risk profiles and disease progression in heritable cardiomyopathies. Although the body of information in SHaRe is growing, we may face challenges collecting additional data through SHaRe in the future for a variety of reasons, including:

•	insufficient funding to support the research necessary to generate patient data for SHaRe;

•	our failure to maintain existing relationships and establish new relationships with clinical investigators and research institutions whose activities support SHaRe and provide us with access patient data;

•	our failure to maintain or increase interest in SHaRe within our target patient communities; and

•	third parties may generate competing databases to which we do not have access.

Additionally, the predictive value of the information generated through SHaRe to date may be limited. Although we expect to use this data to define and identify patient subgroups most likely to respond to our product candidates, our initial hypotheses regarding this data may prove to be incorrect, or our patient selection strategies based on our analysis of this data may fail to yield suitable patients for evaluation in our clinical trials or suitable indications and product candidates for clinical development.

We may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. Clinical testing is expensive, time-consuming and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Although we have clinical trials ongoing for MYK-461, and although we are planning to initiate clinical trials for additional product candidates, we may experience delays in our ongoing clinical trials and we do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. Additionally, we believe that our precision medicine approach should eliminate the need for MYK-461 to undergo the large outcomes-based studies that are often required for cardiovascular drugs as a condition to regulatory approval by the FDA or other regulatory authorities. However, regulatory authorities may nevertheless require us to conduct additional trials or generate additional data, including potential trials studying the interaction of our product candidates with other therapeutics commonly administered in the patient populations we are seeking to treat, which would increase the time and cost of our clinical development process.

Clinical trials can be delayed for a variety of reasons, including:

•	delays in reaching a consensus with regulatory agencies on trial design;

•	delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

•	delays in obtaining required Institutional Review Board, or IRB, approval at each clinical trial site;

•	delays in recruiting suitable patients to participate in our clinical trials;

•	imposition of a clinical hold by regulatory agencies, after an inspection of our clinical trial operations or trial sites;

•	failure by our CROs, other third parties or us to adhere to clinical trial requirements;

•	failure by us or our CROs or other third-party contractors to perform clinical trials in accordance with the FDA’s good clinical practice, or GCP, requirements or applicable regulatory guidelines in other countries;

•	delays in the testing, validation, manufacturing and delivery of our product candidates to the clinical sites;

•	delays in having patients complete participation in a study or return for post-treatment follow-up;

•	clinical trial sites deviating from a trial protocol or dropping out of a trial;

•	clinical trial subjects failing to comply with the trial regimen or dropping out of a trial;

•	adding new clinical trial sites;

•	failure to manufacture or supply sufficient quantities of product candidates for use in clinical trials;

•	occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits; or

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, or suspension or termination is recommended by the Data Safety Monitoring Board, or DSMB, for such trial or by the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenues from product sales, regulatory and commercialization milestones and royalties. In addition, if we make manufacturing or formulation changes to our product candidates, we may need to conduct additional studies to bridge our modified product candidates to earlier versions. Clinical trial delays could also shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business and results of operations. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

If the results of our clinical trials are inconclusive or if there are safety concerns or adverse events associated with our product candidates, we may:

•	be delayed in obtaining marketing approval for our product candidates, if at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

•	be subject to changes with the way the product is administered;

•	be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

•	have regulatory authorities withdraw their approval of the product or impose restrictions on its distribution in the form of a modified risk evaluation and mitigation strategy, or REMS;

•	be subject to the addition of labeling statements, such as warnings or contraindications;

•	be sued; or

•	experience damage to our reputation.

We may find it difficult to enroll patients in our clinical trials, which could delay or prevent clinical trials of our product candidates.

Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. The timing to commence and complete our clinical trials depends on the speed at which we can recruit patients to participate in testing our product candidates. If patients are unwilling to participate in our clinical trials because of a lack of familiarity with our approach to the treatment of cardiovascular diseases, negative publicity from adverse events in biotechnology or the fields of precision medicine or cardiovascular disease or for other reasons, including competitive clinical trials for similar patient populations, our timelines for recruiting patients, conducting clinical trials and obtaining regulatory approval of potential products may be delayed. These delays could result in increased costs, delays in advancing our product development, delays in testing the effectiveness of our technology or termination of our clinical trials altogether.

We may not be able to identify, recruit and enroll a sufficient number of patients, or those with required or desired characteristics to achieve diversity in a study, to complete our clinical trials in a timely manner. Patient enrollment is affected by factors including:

•	severity of the disease under investigation;

•	design of the clinical trial protocol;

•	size and nature of the patient population;

•	eligibility criteria for the clinical trial in question;

•	perceived risks and benefits of the product candidate under study in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating;

•	proximity and availability of clinical trial sites for prospective patients;

•	availability of competing therapies and clinical trials;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians; and

•	ability to monitor patients adequately during and after treatment.

In particular, each of the conditions in which we plan to evaluate our current product candidates is a rare genetic disorder with limited patient pools from which to draw for clinical trials. To date, the HCM and DCM patient populations have not been extensively evaluated in clinical trials. As a result, enrollment in our planned clinical trials is difficult to predict and may take longer or cost more than we anticipate.

We plan to seek initial marketing approval in the United States. We may not be able to initiate or continue clinical trials if we cannot enroll a sufficient number of eligible patients to participate in the clinical trials required by the FDA or other regulatory agencies. Our ability to successfully initiate, enroll and complete a clinical trial in any foreign country is subject to numerous risks unique to conducting business in foreign countries, including:

•	difficulty in establishing or managing relationships with CROs and physicians;

•	different standards for the conduct of clinical trials;

•	our inability to locate qualified local consultants, physicians and partners; and

•	the potential burden of complying with a variety of foreign laws, medical standards and regulatory requirements, including the regulation of pharmaceutical and biotechnology products and treatment.

If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay, limit or terminate ongoing or planned clinical trials, any of which would have an adverse effect on our business.

Any of our product candidates may cause adverse effects or have other properties that could delay or prevent their regulatory approval, limit the scope of any approved label or market acceptance or result in other significant negative consequences following marketing approval, if any.

Adverse events or other unintended side effects caused by our product candidates could cause us, IRBs or ethics committees, clinical trial sites or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval. For example, through additional studies, we may determine that although MYK-461 has been shown to be specific to striated muscle, which includes both skeletal and cardiac muscle, and selective for cardiac muscle, it may target myosin in skeletal muscle, which could result in unintended side effects. To date, we have observed a total of nine clinical adverse events, all mild in severity, in our SAD Phase 1 clinical trial of MYK-461 in 48 healthy volunteers. Results of our trials could reveal a high and unacceptable severity and prevalence of these or other side effects in subjects treated with MYK-461. If the adverse events we have observed are deemed to be unacceptable or other unacceptable side effects are observed in any subsequent preclinical studies or clinical trials of our product candidates, our trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. Any drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Further, if any of our future products, if and when approved for commercial sale, cause serious or unexpected side effects, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw their approval of the product or impose restrictions on its distribution in the form of a REMS or provide a medication guide outlining the risks of such side effects for distribution to patients;

•	regulatory authorities may require the addition of labeling statements, such as warnings or contraindications;

•	we may be required to change the way the product is administered or conduct additional clinical trials;

•	we could be sued and held liable for harm caused to patients; or

•	our reputation may suffer.

Any of these events could prevent us or our partners from achieving or maintaining market acceptance of the affected product and could substantially increase the costs of commercializing our future products and impair our ability to generate revenues from the commercialization of these products.

Risks Related to Government Regulation

We currently do not have regulatory approval to market any of our product candidates. The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA, EMA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•	the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a New Drug Application, or NDA, or other submission or to obtain regulatory approval in the United States or elsewhere;

•	the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies;

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market MYK-461 or any other product candidate we may develop, which would significantly harm our business, results of operations and prospects.

In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

Even if we complete the necessary preclinical studies and clinical trials, we cannot predict when or if we will obtain regulatory approval to commercialize a product candidate or the approval may be for a more limited indication than we expect.

We cannot commercialize a product until the appropriate regulatory authorities have reviewed and approved the product candidate. Even if our product candidates demonstrate safety and efficacy in clinical trials, the regulatory agencies may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. Additional delays may result if an FDA Advisory Committee or other regulatory authority recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency policy during the period of product development, clinical trials and the review process. Regulatory agencies also may approve a treatment candidate for fewer or more limited indications than requested or may grant approval subject to the performance of post-marketing studies. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our treatment candidates. If we are unable to obtain regulatory approval for our product candidates for use in the treatment of heritable cardiomyopathies, our business may suffer.

Failure to obtain marketing approval in international jurisdictions would prevent our medicines from being marketed in such jurisdictions.

In order to market and sell our products in the European Union and many other jurisdictions, we or our third-party collaborators must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We or these third parties may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. However, the failure to obtain approval in one jurisdiction may negatively impact our ability to obtain approval in other jurisdictions. We may not be able to file for marketing approvals, and even if we do, we may not obtain necessary approvals to commercialize our medicines in any market.

Even if we receive regulatory approval for any of our product candidates, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

Any product candidate for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to extensive and ongoing regulatory requirements and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, Current Good Manufacturing Practice, or cGMP, requirements relating to quality control, quality assurance and corresponding maintenance of records and documents, and requirements regarding the distribution of samples to physicians and recordkeeping. For example, the holder of an approved NDA is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the NDA. The holder of an approved NDA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process.

In addition, product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP, and adherence to commitments made in the NDA.

Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the medicine.

The FDA closely regulates the post-approval marketing and promotion of medicines to ensure that they are marketed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use and if we do not market our medicines for their approved indications, we may be subject to enforcement action for off-label marketing.

In addition, later discovery of previously unknown problems with our medicines, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on the labeling, marketing or manufacturing of the product;

•	restrictions on distribution or use of the product;

•	requirements to conduct post-marketing clinical trials or holds on ongoing or planned clinical trials;

•	warning or untitled letters;

•	withdrawal of the medicines from the market;

•	refusal by the FDA or comparable foreign regulatory authorities to approve pending applications or supplements to approved applications that we submit;

•	mandatory or voluntary recalls;

•	fines, restitution or disgorgement of profits or revenue;

•	suspension or withdrawal of marketing approvals;

•	refusal to permit the import or export of our medicines;

•	product seizure or detention; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and generate revenues.

We may seek one or more special designations from regulatory authorities for our product candidates, including Breakthrough Therapy Designation, Fast Track Designation or Orphan Drug Designation. These designations may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that our product candidates will receive marketing approval.

We may seek one or more special designations from regulatory authorities for our product candidates, including Breakthrough Therapy Designation, Fast Track Designation or Orphan Drug Designation.

A breakthrough therapy is defined as a product that is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For products that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Products designated as breakthrough therapies by the FDA can also be eligible for accelerated approval.

If a product is intended for the treatment of a serious or life-threatening condition and the product demonstrates the potential to address unmet medical needs for this condition, the product sponsor may apply for Fast Track Designation.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the United States, Orphan Drug Designation entitles a party to incentives such as tax advantages and user-fee waivers.

The FDA has broad discretion whether or not to grant these designations, so even if we believe a particular product candidate is eligible for a particular designation, we cannot assure you that the FDA would decide to grant it. Accordingly, even if we believe one of our product candidates meets the criteria for a designation, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a particular designation for a product candidate may not result in a faster development process, review or approval compared to products considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that the products no longer meet the conditions for qualification and rescind the breakthrough designation. Further, the FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported by data from a clinical development program.

Risks Related to Our Reliance on Third Parties

We are substantially dependent upon our collaboration agreement with Sanofi for the development and eventual commercialization of MYK-461 and any product candidates from our HCM-2 and DCM-1 programs. If this collaboration is unsuccessful or is terminated, we may be unable to commercialize certain product candidates and we will not receive additional funding from this relationship.

We depend upon our license and collaboration agreement with Aventis Inc., a wholly-owned subsidiary of Sanofi S.A., which we refer to as the Collaboration Agreement, for financial and scientific resources related to the clinical development and commercialization of product candidates under our MYK-461, HCM-2 and DCM-1 programs. While Sanofi has obligations to fund various research and development activities under the collaboration and with respect to the commercialization of product candidates in selected territories under certain programs under the Collaboration Agreement, our ability to receive funding from this relationship will depend upon the ability and willingness of Sanofi to successfully meet its responsibilities under our Collaboration Agreement and continue the collaboration. We may not receive some or all of the financial and scientific resources that we currently expect to receive under our Collaboration Agreement.

Our ability to generate additional funding from our Collaboration Agreement may be impaired by several factors including:

•	Sanofi may elect not to continue the term of our research collaboration beyond December 31, 2016;

•	Sanofi may shift its priorities and resources away from our programs due to a change in business strategies, or a merger, acquisition, sale or downsizing of its company or business unit;

•	Sanofi may cease development and commercialization activities in therapeutic areas which are the subject of our collaboration;

•	Sanofi may change the success criteria for a particular program or potential product candidate, thereby delaying or ceasing development of such program or candidate;

•	Sanofi may exercise its rights to terminate the collaboration; or

•	a dispute may arise between us and Sanofi concerning financial obligations or the research, development or commercialization of a program or product candidate, resulting in a delay in payments or termination of a program and possibly resulting in costly litigation or arbitration which may divert management attention and resources.

Specifically, with respect to termination, the initial term of the research program under our Collaboration Agreement with Sanofi is set to end on December 31, 2018. If prior to December 31, 2016 Sanofi does not provide us with notice of its intent to continue the collaboration or if Sanofi provides notice of its intent to discontinue the collaboration, the research collaboration will terminate on December 31, 2016. Additionally, at any time after December 31, 2018, Sanofi may, upon prior written notice to us, terminate the collaboration agreement for convenience in its entirety or on a region-by-region or program-by-program basis with respect to selected regions. The Collaboration Agreement is also subject to termination by either party upon a material breach by the other party, subject to a notice and cure period, or upon a bankruptcy, insolvency or similar event affecting the other party.

If our Collaboration Agreement with Sanofi is terminated, then, depending on the event:

•	the development of our product candidates subject to the collaboration agreement may be terminated or significantly delayed;

•	our cash expenditures could increase significantly if it is necessary for us to hire additional employees and allocate internal resources to the development and commercialization of product candidates that were previously funded, or expected to be funded, by Sanofi;

•	we would bear all of the risks and costs related to the further development and commercialization of product candidates that were previously the subject of the Collaboration Agreement;

•	in order to fund further development and commercialization, we may need to seek out and establish alternative strategic collaborations with third-party partners, which may not be possible; or

•	we may not be able to do so on terms which are acceptable to us, in which case it may be necessary for us to limit the size or scope of one or more of our programs or increase our expenditures and seek additional funding by other means.

Any of these events would have a material adverse effect on our results of operations and financial condition.

We expect to rely on third parties to conduct some or all aspects of our protocol development, research and preclinical and clinical testing, and these third parties may not perform satisfactorily.

We do not expect to independently conduct all aspects of our protocol development, research and preclinical and clinical testing. We currently rely, and expect to continue to rely, on third parties with respect to these items.

Any of these third parties may terminate their engagements with us at any time. If we need to enter into alternative arrangements, it could delay our product development activities. Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibility to ensure compliance with all required regulations and study protocols. For product candidates that we develop and commercialize on our own, we will remain responsible for ensuring that each of our Investigational New Drug, or IND, enabling studies and clinical trials are conducted in accordance with the study plan and protocols. We and our third-party contractors and CROs are required to comply with GCP regulations, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of

the European Economic Area, or EEA, and comparable foreign regulatory authorities for all products in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our third-party contractors or CROs fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials complies with GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our studies in accordance with regulatory requirements or our stated study plans and protocols, we will be delayed in completing, or may not be able to complete, the preclinical and clinical studies required to support future IND submissions and approval of our product candidates. Any of these events could lead to clinical study delays or failure to obtain regulatory approval, or impact our ability to successfully commercialize future products. Some of these events could be the basis for FDA action, including injunction, recall, seizure or total or partial suspension of production.

We contract with third parties for the manufacture of our product candidates for preclinical testing and expect to continue to do so for clinical trials and for commercialization. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or medicines or that such supply will not be available to us at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not have any manufacturing facilities. We currently rely, and expect to continue to rely, on third-party manufacturers for the manufacture of our product candidates for preclinical and clinical testing and for the commercial supply of any of these product candidates for which we or our collaborators obtain marketing approval. To date, we have obtained materials for MYK-461 for our Phase 1 clinical trials from third-party manufacturers. We do not have a long term supply agreement with the third-party manufacturers, and we purchase our required drug supply on a purchase order basis. We may be unable to establish any agreements with third-party manufacturers or to do so on acceptable terms.

Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured the product candidates ourselves, including:

•	the inability to negotiate manufacturing agreements with third parties under commercially reasonable terms;

•	reduced control as a result of using third-party manufacturers for all aspects of manufacturing activities;

•	reliance on the third party for regulatory compliance, quality assurance, and safety and pharmacovigilance reporting;

•	the possible breach of the manufacturing agreement by the third party;

•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us; and

•	disruptions to the operations of our third-party manufacturers or suppliers caused by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier.

The facilities used by our contract manufacturers to manufacture any of our future products must be approved by the FDA pursuant to inspections that will be conducted after we submit an NDA to the FDA. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with the cGMP regulation for manufacture of both active drug substances and finished drug products. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Third-party manufacturers may not be able to comply with cGMP, regulations or similar regulatory requirements outside the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or medicines, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our medicines and harm our business and results of operations.

Any products that we may develop may compete with our other product candidates and products and the products of third parties for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. We do not currently have arrangements in place for a redundant supply of bulk drug substances. If any one of our current contract manufacturer cannot perform as agreed, we may be required to replace that manufacturer. Although we believe that there are several potential alternative manufacturers who could manufacture our product candidates, we may incur added costs and delays in identifying and qualifying any such replacement.

Our current and anticipated future dependence upon others for the manufacture of our product candidates or medicines may adversely affect our future profit margins and our ability to commercialize any medicines that receive marketing approval on a timely and competitive basis.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for our medicines and technology, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize medicines and technology similar or identical to ours, and our ability to successfully commercialize our medicines and technology may be adversely affected.

Our commercial success will depend, in part, on our ability to obtain and maintain patent protection in the United States and other countries with respect to our proprietary products and technology. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our novel technologies and medicines that are important to our business. To date, we do not own or have any rights to any issued patents that cover any of our proprietary technology or product candidates, and we cannot be certain that we will secure any rights to any issued patents with claims that cover any of our proprietary technology or product candidates.

The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection.

We may in the future license patent rights that are valuable to our business from third parties, in which event we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology or medicines underlying such licenses. We cannot be certain that these patents and applications will be prosecuted and enforced in a manner consistent with the best interests of our business. If any such licensors fail to maintain such patents, or lose rights to those patents, the rights we have licensed may be reduced or eliminated and our right to develop and commercialize any of our products that are the subject of such licensed rights could be adversely affected. In addition to the foregoing, the risks associated with patent rights that we license from third parties also apply to patent rights we own.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued, and even if issued, the patents may not meaningfully protect our technology or medicines, effectively prevent competitors and third parties from commercializing competitive technologies and medicines or otherwise provide us with any competitive advantage. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner. Changes in the patent laws, implementing regulations or interpretation of the patent laws in the United States and other countries may also diminish the value of our patents or narrow the scope of our patent protection.

The laws of foreign countries may not protect our rights to the same extent as the laws of the United States, and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. For those countries where we do not have granted patents, we may not have any ability to prevent the unauthorized use or sale of our proprietary medicines and technology. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore we cannot be certain that we were the first to make the inventions claimed in our owned or any licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

Assuming the other requirements for patentability are met, prior to March 2013, in the United States, the first to make the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. Beginning in March 2013, the United States transitioned to a first inventor to file system in which, assuming the other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent. We may be subject to a third-party preissuance submission of prior art to the U.S. Patent and Trademark Office, or U.S. PTO, or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review or interference proceedings challenging our patent rights or the patent rights of others. Participation in these proceedings can be very complex, expensive, and may divert our management’s attention from our core business. Furthermore, an adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize medicines without infringing third-party patent rights.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and medicines. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and medicines, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. With respect to our proprietary molecularly targeted small molecule drugs, we consider trade secrets and know-how to be our primary intellectual property. Trade secrets and know-how can be difficult to protect. In particular, we anticipate that with respect to our precision medicine platform, these trade secrets and know-how will over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology, and the movement of personnel skilled in the art from academic to industry scientific positions.

We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be harmed.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions and inter partes reexamination proceedings before the U.S. PTO, and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are pursuing development candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtained a license under the applicable patents, or until such patents expire.

Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtained a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms or at all.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

Parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid, is unenforceable and/or is not infringed, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. Interference proceedings provoked by third parties or brought by us may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, alone or with our licensors, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may also be subject to claims that former employees, collaborators or other third parties have an ownership interest in our patents or other intellectual property. In the future, we may have ownership disputes arising, for example, from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court.

If we or one of our licensing partners initiated legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the U.S. PTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection would have a material adverse impact on our business.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industry, we employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employee’s former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Risks Related to Commercialization and the Market for Our Product Candidates

If the market opportunities for our product candidates are smaller than we believe they are or if we are unable to market our products to expanded patient populations, our revenues may be adversely affected and our business may suffer.

We focus our research and product development efforts on treatments for heritable cardiomyopathies, and our targeted indications are rare genetic diseases. In particular, we estimate that approximately 630,000 people in the United States have a form of HCM, and that approximately 400,000 people in the United States have a form of heritable DCM. Our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our product candidates, are based on estimates derived from primary research with physicians and payors, analysis of medical journals and peer-reviewed literature, the work of third-party consultants and other publicly- or non-publicly-available data sources. These estimates may prove to be incorrect and new studies may change the estimated incidence or prevalence of our targeted disease indications. The number of patients in the United States, Europe and elsewhere may turn out to be lower than expected, may not be otherwise amenable to treatment with our products, and new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our results of operations and our business.

Additionally, because the target patient populations of our product candidates are small, we must be able to successfully identify patients and achieve a significant market share to achieve or maintain profitability and growth. Although we plan to use SHaRe to identify and select patients who are suitable for treatment with our products, if approved, we may not be able to identify or target a sufficient number of patients through SHaRe or our sales and marketing efforts to achieve the necessary market share.

Even if any of our product candidates receive marketing approval, they may fail to achieve the degree of market acceptance by physicians, patients, healthcare payors and others in the medical community necessary for commercial success.

If any of our product candidates receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payors and others in the medical community. For example, current treatments such as beta blockers, non-dihydropyridine calcium channel blockers and disopyramide are well-established in the medical community, and doctors may continue to rely on these treatments. If our product candidates do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	efficacy and potential advantages compared to alternative treatments;

•	the ability to offer our medicines for sale at competitive prices;

•	convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;

•	sufficient third-party coverage or reimbursement; and

•	the prevalence and severity of any side effects.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate any revenues.

We have no experience marketing or selling our product candidates. To successfully commercialize any products that may result from our development programs, we will need to develop these capabilities, either on our own or with others. We may enter into collaborations with other entities to utilize their mature marketing and distribution capabilities, but we may be unable to enter into marketing agreements on favorable terms, if at all. If our future collaborations do not commit sufficient resources to commercialize our future products, if any, and we are unable to develop the necessary marketing capabilities on our own, we will be unable to generate sufficient product revenue to sustain our business. We will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

The insurance coverage and reimbursement status of newly-approved products targeting small patient populations is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate revenue.

The availability and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford expensive treatments, such as endothelin receptor antagonists used in the treatment of certain cardiovascular diseases. Sales of our product candidates will depend substantially, both domestically and abroad, on the extent to which the costs of our product candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. Additionally, therapies directed at small patient populations, such as our product candidates, may be more expensive, and reimbursement options for these therapies may be more limited. If reimbursement or coverage is not available, or is available only to limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products and for products whose targeted patient populations are small. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, as CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors tend to follow CMS to a substantial degree. It is difficult to predict what CMS or third-party payors will decide with respect to reimbursement and coverage for fundamentally novel products such as ours, as there is no body of established practices and precedents for these new products. Reimbursement agencies in Europe may be more conservative than CMS.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada, and other countries may put pressure on the pricing and usage of our product candidates. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. In general, the prices of medicines under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for medicines, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenues and profits.

Moreover, increasing efforts by governmental and third-party payors, in the United States and abroad, to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of any of our product candidates, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

Risk Related to Our Business and Industry

We may be subject to healthcare laws, regulation and enforcement, and our failure to comply with these laws could harm our results of operations and financial conditions.

Although we do not currently have any products on the market, if we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly, or indirectly through our customers and third-party payors, subject to various U.S. federal and state fraud and abuse, patient privacy laws and other healthcare regulatory laws, and to additional healthcare, statutory and regulatory requirements and enforcement by foreign regulatory authorities in jurisdictions in which we conduct our business. Healthcare providers, physicians and others play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. These laws may impact, among other things, our proposed sales, marketing and education programs and constrain the business of financial arrangements and relationships with healthcare providers, physicians and other parties through which we market, sell and distribute our products for which we obtain marketing approval. The laws that may affect our ability to operate include:

•	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•	the U.S. federal False Claims Act, which imposes criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false of fraudulent claim for purposes of the False Claims Act;

•	the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its implementing regulations, and as amended again by the final HIPAA omnibus rule, Modifications to the HIPAA Privacy, Security, Enforcement and Breach Notification Rules Under HITECH and the Genetic Information Nondiscrimination Act; Other Modifications to the HIPAA Rules, published in January 2013, which imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without appropriate authorization on covered entities subject to the rule, such as health plans, healthcare clearinghouses and healthcare providers as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information;

•	the U. S. Federal Food, Drug, and Cosmetic Act, or FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

•	the U. S. legislation commonly referred to as the Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively PPACA, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to CMS, information related to payments and other transfers of value to physicians, other healthcare providers, and teaching hospitals, as well as ownership and investment interests held by physicians and other healthcare providers and their immediate family members;

•

analogous state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U. S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; and state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

•	European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from U.S. government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment. If any of the above occur, it could adversely affect our ability to operate our business and our results of operations.

We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

Our competitors may develop drugs that are less expensive, safer, or more effective, which may diminish or eliminate the commercial success of any drugs that we may commercialize.

Our competitors may:

•	develop drug candidates and market drugs that are less expensive or more effective than our future drugs;

•	commercialize competing drugs before we or our partners can launch any drugs developed from our drug candidates;

•	initiate or withstand substantial price competition more successfully than we can;

•	have greater success in recruiting skilled scientific workers from the limited pool of available talent;

•	more effectively negotiate third-party licenses and strategic collaborations; and

•	take advantage of acquisition or other opportunities more readily than we can.

We will compete for market share against large pharmaceutical and biotechnology companies and smaller companies that are collaborating with larger pharmaceutical companies, new companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors, either alone or together with their partners, may develop new drug candidates that will compete with ours, as these competitors may, and in certain cases do, operate larger research and development programs or have substantially greater financial resources than we do. Our competitors may also have significantly greater experience in:

•	developing product candidates;

•	undertaking preclinical testing and clinical trials;

•	building relationships with key customers and opinion-leading physicians;

•	obtaining and maintaining FDA and other regulatory approvals of product candidates;

•	formulating and manufacturing drugs; and

•	launching, marketing and selling drugs.

If our competitors market drugs that are less expensive, safer or more effective than our potential drugs, or that reach the market sooner than our potential drugs, we may not achieve commercial success. In addition, the life sciences industry is characterized by rapid technological change. Because our research approach integrates many technologies, it may be difficult for us to stay abreast of the rapid changes in each technology. If we fail to stay at the forefront of technological change we may be unable to compete effectively. Our competitors may render our technologies obsolete by advances in existing technological approaches or the development of new or different approaches, potentially eliminating the advantages in our drug discovery process that we believe we derive from our research approach and proprietary technologies.

Public opinion and heightened regulatory scrutiny of precision medicine for the treatment of cardiovascular disease may impact public perception of our product candidates or adversely affect our ability to conduct our business or obtain regulatory approvals for our product candidates.

Precision medicine remains a novel technology, particularly in the field of cardiovascular disease, with no products approved to date in the United States that are specifically targeted at correcting the underlying biomechanical defects in cardiac contractility associated with HCM and DCM. Public perception may be influenced by claims that these therapies are unproven or unsafe, and our product candidates may not gain the acceptance of the public or the medical community. In particular, our success will depend upon physicians, who specialize in the treatment of those diseases that our product candidates target, prescribing treatments that involve the use of our product candidates in lieu of, or in addition to, existing treatments they are already familiar with and for which greater clinical data may be available. More restrictive government regulations or negative public opinion could have an adverse effect on our business or financial condition and may delay or impair the development and commercialization of our product candidates or demand for any products we may develop. Adverse events in our clinical trials, even if not ultimately attributable to our product candidates, and the resulting publicity, could result in increased governmental regulation, unfavorable public perception, potential regulatory delays in the testing or approval of our potential product candidates, stricter labeling requirements for those product candidates that are approved and a decrease in demand for any such product candidates.

Healthcare legislative reform measures may have a material adverse effect on our business and results of operations.

In the United States, the EU, and other foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, PPACA changes the way healthcare is financed by both governmental and private insurers and significantly impacts the U.S. pharmaceutical and biotechnology industries. PPACA, among other things, subjects biologic products to potential competition by lower-cost biosimilars, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of certain branded prescription drugs and biologic agents, and a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. At this time, the full effect that PPACA would have on our business remains unclear.

In addition, other legislative changes have been proposed and adopted in the United States since PPACA was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other health care funding, which could have a material adverse effect on our customers and accordingly, our financial operations.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. The U.S. federal government has set a goal of moving 50% of Medicare payments into these “Alternative Payment Models” by the end of 2018. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

Our future success depends on our ability to retain key employees and consultants, including our scientific advisors and founders, and to attract, retain and motivate qualified personnel.

We are highly dependent on our scientific advisors and founders and the principal members of our executive team listed under “Management” located elsewhere in this prospectus, including Tassos Gianakakos, our President and Chief Executive Officer, Jonathan C. Fox, M.D., Ph.D., our Chief Medical Officer, Joseph Lambing, Ph.D., our Senior Vice President, Nonclinical and Pharmaceutical Development, and Robert S. McDowell, Ph.D., our Senior Vice President of Drug Discovery, the loss of whose services may adversely impact the achievement of our objectives. While we have entered into employment agreements with each of our executive officers, any of them could leave our employment at any time, as all of our employees are “at will” employees. Recruiting and retaining other qualified employees, consultants and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled executives and scientific experts in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies, as well as from academic and research institutions, for individuals with similar skill sets. In addition, any failure of our programs to succeed in preclinical studies or clinical trials may make it more challenging to recruit and retain qualified personnel. The inability to recruit or the loss of the services of any executive, key employee, consultant or advisor may impede the progress of our research, development and commercialization objectives.

We will need to expand our organization and we may experience difficulties in managing this growth, which could disrupt our operations.

As of June 30, 2015, we had 53 full-time employees. As we mature, we expect to expand our full-time employee base and to hire more consultants and contractors. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenues could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs and product candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial medicines or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable medicines. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

Our anticipated international operations may expose us to business, regulatory, political, operational, financial, pricing and reimbursement and economic risks associated with doing business outside of the United States.

We have a wholly-owned Australian subsidiary through which we plan to conduct clinical trials in Australia. Our business strategy also contemplates potential additional international operations as we seek to continue the development of MYK-461 and other product candidates that we have or may identify, seek regulatory approval for our product candidates, and commercialize any product candidates that are approved outside the United States. If any product candidates for which we have retained worldwide commercial rights are approved, we may hire sales representatives and conduct physician and patient group outreach activities outside of the United States. Doing business internationally involves a number of risks, including but not limited to:

•	multiple, conflicting, and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements, and other governmental approvals, permits, and licenses;

•	failure by us to obtain and maintain regulatory approvals for the use of our products in various countries;

•	complexities and difficulties in obtaining protection for and enforcing our intellectual property rights;

•	difficulties in staffing and managing foreign operations;

•	complexities associated with managing multiple payor reimbursement regimes, government payors, or patient self-pay systems;

•	limits in our ability to penetrate international markets;

•	financial risks, such as exposure to foreign currency exchange rate fluctuations and their impact on payments required in local currency;

•	natural disasters, political and economic instability, including wars, terrorism, and political unrest, outbreak of disease, boycotts, curtailment of trade, and other business restrictions;

•	certain expenses including, among others, expenses for travel, translation, and insurance; and

•	regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, its books and records provisions, or its anti-bribery provisions.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our results of operations.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Our employees, independent contractors, principal investigators, CROs, consultants, vendors and collaboration partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

We are exposed to the risk that our employees, independent contractors, principal investigators, CROs, consultants, vendors and collaboration partners may engage in fraudulent conduct or other illegal activities. Misconduct by these parties could include intentional, reckless and/or negligent conduct or unauthorized activities that violate: (i) the regulations of the FDA, EMA and other regulatory authorities, including those laws that require the reporting of true, complete and accurate information to such authorities; (ii) manufacturing standards; (iii) federal and state data privacy, security, fraud and abuse and other healthcare laws and regulations in the United States and abroad; or (iv) laws that require the reporting of true, complete and accurate financial information and data. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws could also involve the improper use of information obtained in the course of clinical trials or creating fraudulent data in our preclinical studies or clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent misconduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other U.S. federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. The recent global financial crisis caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn, such as the recent global financial crisis, could result in a variety of risks to our business, including, our ability to raise additional capital when needed on acceptable terms, if at all, and weakened demand for our product candidates. This is particularly true in Europe, which is undergoing a continued severe economic crisis. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our services. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

We or the third parties upon whom we depend may be adversely affected by earthquakes or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Earthquakes or other natural disasters could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business.

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of any medicines that we may develop.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any medicines that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or medicines caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or medicines that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue; and

•	the inability to commercialize MYK-461 or any other product candidates that we may develop.

Although we maintain product liability insurance, including coverage for clinical trials that we sponsor, it may not be adequate to cover all liabilities that we may incur. We anticipate that we will need to increase our insurance coverage as we commence additional clinical trials and if we successfully commercialize any product candidates. The market for insurance coverage is increasingly expensive, and the costs of insurance coverage will increase as our clinical programs increase in size. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Our internal computer systems, or those of our third-party CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our operations.

Despite the implementation of security measures, our internal computer systems and those of our third-party CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs. For example, the loss of clinical trial data for our product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and experience delays or disruptions to various aspects of our operations, including our financial reporting and the development of our product candidates.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial losses during our history and do not expect to become profitable in the near future. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership over a rolling three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards, or NOLs, and other pre-change tax attributes (such as research tax credits) to offset its post-change income or taxes may be limited. While we have determined that an ownership change occurred in April 2015 in connection with our Series B redeemable convertible preferred stock financing, we do not believe that this ownership change will result in the expiration of any of our existing NOLs prior to utilization. Our other prior equity offerings and other changes in our stock ownership may have resulted in other ownership changes. In addition, we may experience ownership changes in the future as a result of this offering or subsequent changes in our stock ownership, some of which are outside of our control. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

Risk Related to Our Common Stock and this Offering

The market price of our common stock may be highly volatile, and you may not be able to resell your shares at or above the initial public offering price.

The market price of our common stock is likely to be volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

•	adverse results or delays in preclinical studies or clinical trials;

•	reports of adverse events in other products for the treatment of cardiovascular diseases or clinical trials of such products;

•	a decision by Sanofi to terminate or cease moving forward with the Collaboration Agreement;

•	inability to obtain additional funding;

•	any delay in filing an IND or NDA for any of our product candidates and any adverse development or perceived adverse development with respect to the FDA’s review of that IND or NDA;

•	failure to develop successfully and commercialize our product candidates;

•	failure to maintain our existing strategic collaborations or enter into new collaborations;

•	failure by us or our licensors and strategic collaborators to prosecute, maintain or enforce our intellectual property rights;

•	changes in laws or regulations applicable to future products;

•	inability to obtain adequate product supply for our product candidates or the inability to do so at acceptable prices;

•	adverse regulatory decisions;

•	introduction of new products, services or technologies by our competitors;

•	failure to meet or exceed financial projections we may provide to the public or to the investment community;

•	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us, our strategic collaboration partner or our competitors;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	additions or departures of key scientific or management personnel;

•	significant lawsuits, including patent or stockholder litigation;

•	changes in the market valuations of similar companies;

•	sales of our common stock by us or our stockholders in the future; and

•	trading volume of our common stock.

In addition, companies trading in the stock market in general, and The NASDAQ Global Market, or NASDAQ, in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. Although we intend to apply to list our common stock on NASDAQ, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing shares of common stock in this offering will pay a price per share that substantially exceeds the pro forma as adjusted book value per share of our tangible assets after subtracting our liabilities. As a

result, investors purchasing shares of common stock in this offering will incur immediate dilution of $         per share, based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and our pro forma adjusted net tangible book value as of June 30, 2015. Further, based on these assumptions, investors purchasing shares of common stock in this offering will contribute approximately     % of the total amount invested by stockholders since our inception, but will own only approximately     % of the shares of common stock outstanding. For information on how the foregoing amounts were calculated, see “Dilution” located elsewhere in this prospectus.

This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering, and the exercise of stock options granted to our employees. In addition, as of June 30, 2015, options to purchase 4,623,343 shares of our common stock at a weighted average exercise price of $0.31 per share were outstanding. The exercise of any of these options would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, as well as other factors, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

Additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

In addition, sales of a substantial number of shares of our outstanding common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. Based on shares outstanding as of June 30, 2015, upon completion of this offering, we will have             outstanding shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares. This includes the shares that we are selling in this offering. As of the date of this prospectus, of the remaining shares, approximately shares of common stock will be subject to a 180-day contractual lock-up with the underwriters, and an additional approximately             shares of common stock will be subject to a 180-day contractual lock-up with us.

In addition, as of June 30, 2015, there were 4,623,343 shares subject to outstanding options that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended. Moreover, after this offering, holders of an aggregate of approximately 64.0 million shares of our common stock will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

Pursuant to our 2015 Stock Option and Incentive Plan, or the 2015 Plan, we have initially reserved shares for issuance pursuant to stock options and other equity-based awards to be granted to our employees, directors and consultants. The number of shares available for future grant under the 2015 Plan will automatically increase each year by up to     % of all shares of our capital stock outstanding as of December 31 of the prior calendar year, subject to the ability of our board of directors to take action to reduce the size of the increase in any given year. Currently, we plan to register the increased number of shares available for issuance under the 2015 Plan each year. If our board of directors elects to increase the number of shares available for future grant by the maximum amount each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Our executive officers, directors, five percent or greater stockholders and their affiliates beneficially own approximately 85.6% of our voting stock and, upon closing of this offering, that same group will beneficially own approximately     % of our outstanding voting stock. Therefore, even after this offering, these stockholders will have the ability to influence us through their ownership positions. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders, acting together, may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may believe are in your best interest as one of our stockholders.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds” located elsewhere in this prospectus, and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event that securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. In addition, if our operating results fail to meet the forecasts of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time or if we have total annual gross revenue of $1.0 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404, and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and NASDAQ have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.

Pursuant to Section 404, we will be required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting.

Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could impair our ability to produce timely and accurate consolidated financial statements and result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

Our quarterly operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.

We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

•	variations in the level of expenses related to our precision medicine platform, our product candidates or our research and development programs;

•	if any of our product candidates receives regulatory approval, the level of underlying demand for these product candidates;

•	addition or termination of clinical trials or funding support;

•	our execution of any new collaborative, licensing or similar arrangements, and the timing of payments we may make or receive under these arrangements.

•	any intellectual property infringement lawsuit in which we may become involved; and

•	regulatory developments affecting our product candidates or those of our competitors.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders or remove our current management.

Our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law contain provisions that may have the effect of delaying or preventing a change in control of us or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the closing of this offering, include provisions that:

•	authorize “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

•	create a classified board of directors whose members serve staggered three-year terms;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, our chief executive officer or our president;

•	prohibit stockholder action by written consent;

•	establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	provide that our directors may be removed only for cause and with the vote of the holders of 75% or more of our outstanding capital stock then entitled to vote at an election of directors;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even if less than a quorum;

•	specify that no stockholder is permitted to cumulate votes at any election of directors;

•	expressly authorize our board of directors to modify, alter or repeal our amended and restated bylaws; and

•	require supermajority votes of the holders of our common stock to amend specified provisions of our amended and restated certificate of incorporation and amended and restated bylaws.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us.

Any provision of our amended and restated certificate of incorporation or amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	the timing and success of our ongoing Phase 1 clinical trials of MYK-461;

•	the timing of, and our ability to initiate, Phase 2 clinical trials of MYK-461 in obstructive and symptomatic nonobstructive HCM patients;

•	our ability to enroll patients in our clinical trials at the pace that we project;

•	our ability to obtain regulatory approval for any of our product candidates without the need for large, outcome-based studies;

•	our ability to identify and advance through clinical development any additional product candidates from our precision medicine platform, including from our HCM-2, DCM-1 and LUS-1 programs;

•	our ability to successfully maintain our strategic collaboration with Sanofi;

•	our ability to obtain and maintain intellectual property protection for our precision medicine platform and our product candidates;

•	our ability to successfully build a specialty sales force and commercial infrastructure to market MYK-461 and any product candidates from our program, if approved, in the United States and any product candidates for our other programs worldwide;

•	our ability to compete with companies currently producing or engaged in the clinical development of treatments for the disease indications that we pursue;

•	our reliance on third parties to conduct our clinical trials and to manufacture drug substance for use in our clinical trials;

•	our ability to retain and recruit key personnel;

•	our expectations regarding government and third-party payor coverage and reimbursement;

•	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

•	our expected uses of the net proceeds from this offering;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

•	our financial performance; and

•	developments and projections relating to our competitors or our industry.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we assume no obligation to update or revise any forward-looking statements except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

This prospectus also contains estimates, projections and other information concerning our industry, our business, and the markets for certain diseases, including data regarding the estimated size of those markets, and the incidence and prevalence of certain medical conditions. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances reflected in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $             million, or $             million if the underwriters exercise in full their option to purchase additional shares, assuming an initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the net proceeds to us from this offering by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease, respectively, our net proceeds from this offering by $             million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, plus, if needed, cash on hand, as follows:

•	approximately $ million to fund the clinical development of MYK-461 through the completion of our planned Phase 2 clinical trials;

•	approximately $ million to advance our ongoing preclinical, discovery and research programs and the expansion of our platform, including SHaRe; and

•	the remaining proceeds, if any, to fund new and ongoing research and development activities, working capital and other general corporate purposes.

We may also use a portion of the net proceeds to in-license, acquire or invest in new businesses, technology or assets. Although we have no specific agreements, commitments or understandings with respect to any in-license or acquisition, we evaluate such opportunities and engage in related discussions with other companies from time to time.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures and the extent of our preclinical and clinical development activities may vary significantly depending on numerous factors, including the progress of our development efforts, including the number of product candidates we intend to develop, the status of and results from preclinical studies and our ongoing clinical trials or any clinical trials we may commence in the future or to obtain regulatory approval for MYK-461 and any other product candidates we may identify and pursue, the timing of, and our ability to receive, any funding pursuant to our collaboration with Sanofi, the timing and costs associated with the manufacture and supply of MYK-461 and any other product candidates we may identify and pursue for clinical development or commercialization, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid dividends on our capital stock. We do not anticipate paying any dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. Any future determination to declare dividends will be subject to the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, financial condition, future prospects and any other factors deemed relevant by our board of directors. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2015:

•	on an actual basis;

•	on a pro forma basis to reflect (i) the conversion of all of the outstanding shares of our redeemable convertible preferred stock into an aggregate of 61,985,313 shares of common stock immediately prior to the completion of this offering and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering; and

•	on a pro forma as adjusted basis to give further effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discount and commissions and estimated offering expenses payable by us.

You should read this information together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the heading “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2015 (unaudited)
	Actual	Pro Forma	Pro Forma As Adjusted(1)
Cash	$73,076	$73,076

Redeemable convertible preferred stock, $0.0001 par value, 62,235,313 shares authorized, 61,985,313 shares issued and outstanding, actual; no shares authorized or issued and outstanding pro forma and pro forma as adjusted	100,117	—
Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value, no shares authorized, issued and outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted
Common stock, $0.0001 par value, 100,000,000 shares authorized, 13,960,415 shares issued and outstanding, actual; 150,000,000 shares authorized, pro forma and pro forma as adjusted; 75,945,728 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	1	7
Additional paid-in capital	—	100,111
Accumulated deficit	(49,009)	(49,009)

Total stockholders’ (deficit) equity	(49,008)	51,109

Total capitalization	$51,109	$51,109

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the amount of cash, additional paid-in capital, total stockholder’s equity and total capitalization by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease, respectively, the amount of cash, additional paid-in capital and total stockholders’ equity by approximately $ million, assuming the assumed initial public offering price per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

The number of shares of common stock issued and outstanding actual, pro forma and pro forma as adjusted in the table above excludes the following:

•	4,623,343 shares of common stock issuable upon exercise of outstanding options as of June 30, 2015 at a weighted average exercise price of $0.31 per share;

•	1,434,640 shares of common stock reserved for future issuance under our 2012 Equity Incentive Plan, which will become available for issuance under our 2015 Stock Option and Incentive Plan after the completion of this offering; and

•	shares of our common stock reserved for future issuance under our 2015 Stock Option and Incentive Plan, which will become available for issuance effective upon the effectiveness of the registration statement of which this prospectus is a part, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. Our historical net tangible book value as of June 30, 2015 was $(49.7) million, or $(3.56) per share. Our pro forma net tangible book value as of June 30, 2015 was $50.5 million, or $0.66 per share, based on the total number of shares of our common stock outstanding as of June 30, 2015, after giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock as of June 30, 2015 into an aggregate of 61,985,313 shares of common stock upon completion of this offering.

Dilution per share to investors participating in this offering represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2015 would have been $             million, or $             per share. This represents an immediate increase in net tangible book value of $             per share to existing stockholders and an immediate dilution in net tangible book value of $             per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of June 30, 2015	$(3.56)
Pro forma increase in net tangible book value per share as of June 30, 2015	4.22

Pro forma net tangible book value per share as of June 30, 2015	0.66
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to investors participating in this offering		$

Each $1.00 increase or decrease in the assumed public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, our pro forma as adjusted net tangible book value by $             million, or $             per share, and dilution per share to investors participating in this offering by $             per share, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions, and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease, respectively, our pro forma as adjusted net tangible book value by approximately $             million, or approximately $             per share, and would decrease or increase, respectively, dilution per share to investors in this offering by approximately $             per share, assuming the assumed initial public offering price per share remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters’ option to purchase additional shares from us is exercised in full, the pro forma as adjusted net tangible book value per share after this offering would be $             per share, and the dilution to new investors participating in this offering would be $             per share.

The following table shows, as of June 30, 2015, on a pro forma as adjusted basis described above, the differences between the existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid, which includes net proceeds received from the issuance of common and redeemable convertible preferred stock, cash received from the exercise of stock options, and the value of any stock issued for services and the average price paid per share (in thousands, except per share amounts and percentages):

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders			%			%	$
New investors

Totals		100%			100%

The foregoing calculations exclude the following shares as of June 30, 2015:

•	4,623,343 shares of common stock issuable upon exercise of outstanding options as of June 30, 2015 at a weighted average exercise price of $0.31 per share;

•	1,434,640 shares of common stock reserved for future issuance under our 2012 Equity Incentive Plan, which will become available for issuance under our 2015 Stock Option and Incentive Plan, or the 2015 Plan, after the completion of this offering; and

•	shares of our common stock reserved for future issuance under the 2015 Plan, which will become available for issuance effective upon the effectiveness of the registration statement of which this prospectus is a part, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2015 Plan.

To the extent that any outstanding options are exercised, new options are issued under our stock-based compensation plans or we issue additional shares of common stock in the future, there may be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected statement of operations data for the years ended December 31, 2013 and 2014 and the selected balance sheet data as of December 31, 2013 and 2014 are derived from our audited financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data from the six months ended June 30, 2014 and 2015 and the selected consolidated balance sheet data as of June 30, 2015 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements were prepared on a basis consistent with our audited financial statements and include, in management’s opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair statement of the financial information set forth in those statements.

Our historical results are not necessarily indicative of the results that may be expected in the future and our interim results are not necessarily indicative of the results to be expected for the full year or any other period. You should read the selected historical financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Six Months Ended June 30,
(In thousands, except share and per share data)	2013	2014	2014	2015
			(unaudited)
Consolidated Statement of Operations Data:
Collaboration and license revenue	$—	$5,916	$—	$7,099
Operating expenses:
Research and development	11,603	18,296	8,774	13,345
General and administrative	2,029	4,838	1,802	3,661

Total operating expenses	13,632	23,134	10,576	17,006

Loss from operations	(13,632)	(17,218)	(10,576)	(9,907)
Interest and other income, net	—	2	—	18
Change in fair value of redeemable convertible preferred stock call option liability	932	387	(21)	314

Net loss and comprehensive loss	(12,700)	(16,829)	(10,597)	(9,575)
Cumulative dividend relating to redeemable convertible preferred stock	(1,087)	(2,864)	(1,033)	(2,630)
Accretion of redeemable convertible preferred stock to redemption value	(179)	(158)	(96)	(62)

Net loss attributable to common stockholders	$(13,966)	$(19,851)	$(11,726)	$(12,267)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(3.26)	$(3.07)	$(2.00)	$(1.42)

Shares used to compute net loss per share attributable to common stockholders, basic and diluted(1)	4,284,572	6,456,637	5,853,512	8,609,827

Pro forma net loss per share of common stock, basic and diluted(1)		$(0.42)		$(0.16)

Pro forma weighted-average shares used to compute net loss per share of common stock, basic and diluted(1)		40,964,169		60,234,230

(1)	See Notes 2 and 9 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders, pro forma net loss per share of common stock and the weighted average number of shares used in the computation of the per share amounts.

	As of December 31,		As of June 30, 2015
	2013	2014
			(unaudited)
Consolidated Balance Sheet Data:
Cash	$1,911	$43,648	$73,076
Working capital	(125)	26,348	54,831
Total assets	4,703	46,889	77,664
Redeemable convertible preferred stock	19,388	51,588	100,117
Accumulated deficit	(17,248)	(36,907)	(49,009)
Total stockholders’ deficit	(17,247)	(36,906)	(49,008)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section of this prospectus entitled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section of this prospectus entitled “Risk Factors.”

Overview

We are a clinical stage biopharmaceutical company pioneering a precision medicine approach to discover, develop and commercialize targeted therapies for the treatment of serious and neglected rare cardiovascular diseases. Our initial focus is on the treatment of heritable cardiomyopathies, a group of rare, genetically-driven forms of heart failure that result from biomechanical defects in cardiac muscle contraction. We have used our precision medicine platform to generate an initial pipeline of four therapeutic programs for the chronic treatment of the two most common forms of heritable cardiomyopathy—hypertrophic cardiomyopathy, or HCM, and dilated cardiomyopathy, or DCM. We have discovered and advanced our lead product candidate, MYK-461, into Phase 1 clinical development. In our first Phase 1 clinical trial, we have demonstrated proof of mechanism, or the ability of MYK-461 to reduce cardiac muscle contraction, an important biomarker of disease. We intend to expand our approach to deliver treatments with disease-modifying potential for patients with other forms of genetically-driven heart failure.

Financial Overview

We have not generated net income from operations, and, as of June 30, 2015, we had an accumulated deficit of $49.0 million, primarily as a result of research and development and general and administrative expenses.

To date, all of our revenue has been derived from non-refundable payments under our license and collaboration agreement we entered into with Aventis Inc., a wholly-owned subsidiary of Sanofi S.A., in August 2014, which we refer to as the Collaboration Agreement, and we have not yet generated any revenue from product sales. We have never been profitable and have incurred net losses in each year since commencement of our operations. We expect to incur significant and increasing losses from operations for the foreseeable future, and we can provide no assurance that we will ever generate significant revenue or profits.

Through June 30, 2015, we have financed our operations through private placements of redeemable convertible preferred stock and payments received under the Collaboration Agreement. In April 2015, we received net proceeds of $45.8 million from the sale of shares of our Series B redeemable convertible preferred stock. As of June 30, 2015, we had cash of $73.1 million, which we believe will be sufficient to fund our planned operations through at least the next twelve months.

We have no manufacturing facilities, and all of our manufacturing activities are contracted out to a third party. Additionally, we currently utilize third-party clinical research organizations, or CROs, to carry out our clinical development and trials. We do not yet have a sales organization.

We expect to incur substantial expenditures in the foreseeable future for the advancement of our precision medicine platform and the discovery, development and potential commercialization of MYK-461, our lead product candidate, and additional product candidates that we intend to pursue. Specifically, we expect to continue to incur substantial expenses in connection with our existing Phase 1 clinical trials and any Phase 2 and Phase 3 clinical trials that we may conduct for MYK-461. We will need substantial additional funding to support our operating activities as we advance MYK-461 and other potential product candidates through clinical development, seek regulatory approval and prepare for, and if approved, proceed to commercialization. Adequate funding may not be available to us on acceptable terms, or at all.

License and Collaboration Agreement with Sanofi

In August 2014, we entered into the Collaboration Agreement with Aventis, Inc., a wholly-owned subsidiary of Sanofi S.A., that covers three main research programs: our first program in HCM (referred to as MYK- 461 or HCM-1), a second program in HCM (referred to as HCM-2) and our first program in DCM (referred to as DCM-1). For purposes of this presentation, we refer to Sanofi as our co-party to the Collaboration Agreement.

Under the Collaboration Agreement, we are responsible for conducting research and development activities through early human efficacy studies, except for specified research activities to be conducted by Sanofi. Thereafter, we will lead worldwide development and U.S. commercial activities for the MYK-461 and HCM-2 programs, Sanofi will lead global development and commercial activities for DCM-1 and Sanofi will lead commercial activities for the MYK-461 and HCM-2 programs where it has ex-U.S. commercialization rights. Sanofi also has the option to co-promote the MYK-461 and HCM-2 programs in the United States only in the event of a potential expanded cardiovascular disease indication outside of the genetically targeted indications for MYK-461 and HCM-2. We have co-commercialization rights to DCM-1 in the United States, at our option.

We are entitled to receive tiered royalties beginning in the mid-single digits to the mid-teens on net sales of certain HCM and DCM finished products outside the United States and on net sales of certain DCM finished products in the United States. Sanofi is eligible to receive tiered royalties beginning in the mid-single digits to the low teens on our net sales of certain HCM finished products in the United States.

Under the Collaboration Agreement, Sanofi also agreed to provide up to $200.0 million in upfront and milestone payments, equity investments and research and development support. To date, of such amount, we have received from Sanofi an initial non-refundable upfront cash payment of $35.0 million and an equity investment of $10.0 million. The total payments we were originally eligible to receive also include a $45.0 million continuation payment, a $25.0 million milestone payment, $45.0 million of approved in-kind research and clinical activities and an obligation to purchase an additional $40.0 million of our capital stock if Sanofi provides notice of its intent to continue the collaboration prior to December 31, 2016. Under the Collaboration Agreement, Sanofi’s obligation to purchase the additional $40.0 million of our capital stock terminates in connection with certain financing events, including consummation of this offering.

Components of Operating Results

Collaboration and License Revenue

We generate revenue from the Collaboration Agreement with Sanofi for the development and commercialization of products under the collaboration.

Operating Expense

Research and Development Expenses

Research and development expenses consist of salaries and benefits, including stock-based compensation, lab supplies and facility costs, as well as fees paid to CROs to conduct certain research and development activities on our behalf. Amounts incurred in connection with collaboration and license agreements are also included in research and development expense. Payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received.

General and Administrative Expenses

General and administrative expenses consist principally of personnel-related costs, professional fees for legal, consulting, audit and tax services, rent and other general operating expenses not otherwise classified as research and development expenses.

Change in Fair Value of Redeemable Convertible Preferred Stock Call Option Liability

We have determined that our obligation to issue additional shares of our redeemable convertible preferred stock represents a freestanding financial instrument. The freestanding redeemable convertible preferred stock call option liability is initially recorded at fair value, with fair value changes recognized as increases or reductions in the consolidated statements of operations and comprehensive loss. We continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the redeemable convertible preferred stock call option, the completion of a deemed liquidation event, conversion of the redeemable convertible preferred stock into common stock, or until the holders of the redeemable convertible preferred stock can no longer trigger a deemed liquidation event. At that time, the redeemable convertible preferred stock call option liability will be reclassified to permanent equity with no further remeasurement required. We had recorded a preferred stock call option liability, net in September 2012 related to the Series A redeemable convertible preferred stock financing, which was extinguished in July 2014 at the time of the final closing of the Series A redeemable convertible preferred stock financing. We had recorded a redeemable convertible preferred stock call option liability in August 2014 related to the Collaboration Agreement, which was extinguished in April 2015 at the time of the closing of the Series B redeemable convertible preferred stock financing.

Critical Accounting Policies, Significant Judgments and Use of Estimates

This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue

We may generate revenue from collaboration and license agreements for the development and commercialization of products. Collaboration and license agreements may include non-refundable upfront license fees, partial or complete reimbursement of research and development costs, contingent consideration payments based on the achievement of defined collaboration objectives and royalties on sales of commercialized products.

We recognize revenue when all four of the following criteria have been met:

(i)	collectability is reasonably assured,

(ii)	delivery has occurred or services have been rendered,

(iii)	persuasive evidence of an arrangement exists, and

(iv)	the fee is fixed or determinable.

Revenue under collaboration and license arrangements is recognized based on performance requirements of the contract. Collectability is assessed based on evaluation of payment criteria as stated in the contract as well as the creditworthiness of the collaboration partner. Determination of whether delivery has occurred or services rendered are based on management’s evaluation of the performance obligations as stated in the contract and progress made against those obligations. Evidence of an arrangement is deemed to exist upon execution of the contract. Fees are considered fixed and determinable when the amount payable to us is no longer subject to any acceptance, refund rights or other contingencies that would alter the fixed nature of the fees charged for the deliverables.

License and collaboration agreements may contain multiple elements as evaluated under Accounting Standards Codification (ASC) 605-25, Revenue Recognition—Multiple-Element Arrangements, including agreements to provide research and development services, and manufacturing and commercialization services, grants of licenses to intellectual property rights and know-how, as well as participation in development and/or commercialization committees. Each deliverable under the agreement is evaluated to determine whether it qualifies as a separate unit of accounting based on whether the deliverable has standalone value to the customer. The arrangement’s consideration that is fixed or determinable is then allocated to each separate unit of accounting based on the following hierarchy: (i) vendor-specific objective evidence of the fair value of the deliverable, if it exists; (ii) third-party evidence of selling price, if vendor-specific objective evidence is not available or (iii) the best estimate of selling price if neither vendor-specific objective evidence or third-party evidence is available.

Upfront payments for licenses are evaluated to determine if the licensee can obtain standalone value from the license separate from the value of the research and development services and other deliverables in the arrangement to be provided by us. The assessment of multiple-element arrangements also requires judgment in order to determine the allocation of revenue to each deliverable and the appropriate period of time over which the revenue should be recognized. If we determine that the license does not have standalone value separate from the research and development services, the license and the services are combined as one unit of accounting and upfront payments are recorded initially as deferred revenue in the balance sheet. Revenue is then recognized on a straight-line basis over an estimated performance period that is consistent with the term of performance obligations, unless the Company determines there is a discernible pattern of performance other than straight-line, in which case the Company uses a proportionate performance method to recognize the revenue over the estimated performance period. If the license is determined to have standalone value, then the allocated consideration is recorded as revenue when the license or is delivered.

License and collaboration agreements may also contain milestone payments that become due upon the achievement of certain milestones. We apply ASC 605-28, Revenue Recognition—Milestone Method. Under the milestone method, payments that are contingent upon achievement of a substantive milestone are recognized in the period in which the milestone is achieved. Milestones are defined as an event that can only be achieved based on our performance, and there is substantive uncertainty about whether the event will be achieved at the inception of the arrangement. Events that are contingent only on the passage of time or only on counterparty performance are not considered milestones subject to this guidance. Further, the amounts received must relate solely to prior performance, be reasonable relative to all of the deliverables and payment terms within the agreement and commensurate our performance to achieve the milestone.

Preclinical Study and Clinical Trial Accruals

Our preclinical study and clinical trial accruals are a component of research and development expenses, and based on patient enrollment and related costs at clinical investigator sites as well as estimates for the services received and efforts expended pursuant to contracts with multiple research institutions and CROs that conduct and manage preclinical studies and clinical trials on our behalf.

We estimate preclinical study and clinical trial expenses based on the services performed, pursuant to contracts with research institutions and CROs that conduct and manage preclinical studies and clinical trials on our behalf. We estimate these expenses based on discussions with internal clinical management personnel and external service providers as to the progress or stage of completion of trials or services and the contracted fees to be paid for such services. If the actual timing of the performance of services or the level of effort varies from the original estimates, we will adjust the accrual accordingly. To date, there have been no material differences from our accrued preclinical study and clinical trial expenses to our actual preclinical and clinical expenses. Payments made to third parties under these arrangements in advance of the performance of the related services by the third parties are recorded as prepaid expenses until the services are rendered.

Stock-Based Compensation Expense

We account for stock-based compensation arrangements with employees in accordance with ASC 718, Stock Compensation. ASC 718 requires the recognition of compensation expense, using a fair value-based method, for costs related to all stock-based payments including stock options. Our determination of the fair value of stock options on the date of grant utilizes the Black-Scholes option-pricing model for stock options with time-based vesting, and is impacted by our common stock price as well as changes in assumptions regarding a number of highly complex and subjective variables. These variables include expected term that options will remain outstanding, expected common stock price volatility over the term of the option awards, risk-free interest rates and expected dividends.

The fair value is recognized over the period during which an optionee is required to provide services in exchange for the option award, known as the requisite service period (usually the vesting period) on a straight-line basis. Stock-based compensation expense recognized at fair value includes the impact of estimated forfeitures. We estimate future forfeitures at the date of grant and revise the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Equity instruments issued to non-employees are recorded at their fair value on the measurement date and are subject to periodic adjustments as the underlying equity instruments vest. The fair value of options granted to consultants is expensed when vested. The non-employee stock-based compensation expense was not material for all periods presented.

Estimating the fair value of equity-settled awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of complex variables. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop.

Expected Term—The expected term assumption represents the weighted average period that the stock-based awards are expected to be outstanding. We have elected to use the “simplified method” for estimating the expected term of the options, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option.

Expected Volatility—For all stock options granted to date, the volatility data was estimated based on a study of publicly traded industry peer companies. For purposes of identifying these peer companies, we considered the industry, stage of development, size and financial leverage of potential comparable companies.

Expected Dividend—The Black-Scholes valuation model valuation model calls for a single expected dividend yield as an input. We currently have no history or expectation of paying cash dividends on its common stock.

Risk-Free Interest Rate—The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the equity-settled award.

Stock-based awards granted include time-based, performance and market-based stock options. Stock-based compensation expense for performance stock options is based on the probability of achieving certain performance criteria, as defined in the individual option grant agreement. We estimate the number of performance options ultimately expected to vest and recognize stock-based compensation expense for those options expected to vest when it becomes probable that the performance criteria will be met and the options vest. As of June 30, 2015, no stock-based compensation expense had been recorded because achievement against those performance criteria had not yet been considered probable. We have granted stock options to purchase common stock that vest upon the achievement of market-based stock price targets. For these options, we estimated the fair value on the original grant date using a Monte-Carlo simulation, and we are recognizing the stock-based compensation expense on a straight-line basis over the implicit service period as derived under that simulation.

We estimated the fair value of the time-based employee stock options using the Black-Scholes option-pricing model based on the date of grant with the following assumptions:

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
			(unaudited)
Risk-free interest rate	1.1%-3.0%	1.7%-2.0%	1.8%-2.0%	1.5%-1.9%
Expected life (in years)	5.6-6.1	6.0-6.1	6.0	5.5-6.3
Volatility	92%-95%	84%-94%	90%-94%	79%-82%
Dividend yield	0%	0%	0%	0%

In addition to the assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation expense for our awards. We will continue to use judgment in evaluating the expected volatility, expected terms, and forfeiture rates utilized for our stock-based compensation expense calculations on a prospective basis.

Stock-based compensation expense, net of estimated forfeitures, is reflected in the consolidated statements of operations and comprehensive loss as follows (in thousands):

	Years Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
			(unaudited)
Research and development	$10	$38	$12	$49
General and administrative	31	54	25	55

Total stock-based compensation	$41	$92	$37	$104

As of December 31, 2014, total unamortized stock-based compensation was $0.4 million, which is expected to be recognized over the remaining vesting period of 3.0 years. As of June 30, 2015, total unamortized stock-based compensation was $1.9 million, which is expected to be recognized over the remaining vesting period of 3.4 years

The intrinsic value of all outstanding stock options as of June 30, 2015 was approximately         million based on a hypothetical common stock fair value of                 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus.

Common Stock Valuations

The estimated fair value of the common stock underlying our stock options was determined at each grant date by our board of directors and was supported by periodic independent third-party valuations. Our board of directors intended all options granted to be exercisable at a price per share not less than the per-share fair value of our common stock underlying those options on the date of grant.

At each grant date our board of directors reviewed any recent events and their potential impact on the estimated fair value per share of the common stock. As is provided for in Section 409A of the Code, we generally rely on our valuations for up to twelve months unless we have experienced a material event that would have affected the estimated fair value per common share.

For grants of stock awards made on dates for which there was no valuation performed by an independent valuation specialist, our board of directors determined the fair value of our common stock on the date of grant based upon the immediately preceding valuation and other pertinent information available to it at the time of grant.

The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. The methodology to determine the fair value of our common stock included estimating the fair value of the enterprise, subtracting the fair value of any debt from this enterprise value, and then allocating this value to all of the equity interests using the option pricing method. The assumptions used to determine the estimated fair value of our common stock are based on numerous objective and subjective factors, combined with management judgment, including developments at our company, market conditions and contemporaneous independent third-party valuations.

The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, we considered the following methods:

•	Option Pricing Method. Under the option pricing method, or OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

•	Probability-Weighted Expected Return Method. The probability-weighted expected return method, or PWERM, is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

Based on our early stage of development and other relevant factors, we determined that OPM was the most appropriate method for allocating our enterprise value to determine the estimated fair value of our common stock for valuations performed during September 2013, August 2014, and March 31, 2015. For the valuation performed on June 30, 2015, we began using a hybrid model of the OPM and the PWERM methods to determine the estimated fair value of our common stock.

Following the closing of this offering, our board of directors intends to determine the fair value of our common stock based on the closing price of our common stock on the date of grant.

Estimated Fair Value of Redeemable Convertible Preferred Stock Call Option Liabilities

We have determined that our obligation to issue, and our investors’ obligation to purchase, additional shares of redeemable convertible preferred stock represent a freestanding financial instrument, which we account for as a call option liability. The fair value of the redeemable convertible preferred stock call option liability is calculated based on significant inputs not observed in the market using an option pricing model with inputs as of the valuation measurement dates, including the fair value of our redeemable convertible preferred stock, the estimated volatility of the price of our redeemable convertible preferred stock, the expected term of the call option and the risk-free interest rates.

The freestanding convertible preferred stock call option liability is initially recorded at fair value, with fair value changes recognized as increases or reductions to other income (expense), net in the consolidated statement of operations and comprehensive loss. At the time of the exercise of the call option, any remaining value of the option is recorded as a capital transaction.

Estimating the fair value of call option liabilities using option pricing models is affected by assumptions regarding a number of complex variables. Changes in the assumptions can materially affect the fair value and ultimately how much other income (expense), net is recognized. These inputs are subjective and generally require significant analysis and judgment to develop. However, because these are non-cash income (expense) items, there has been no impact on liquidity or capital resources for any of the periods presented.

Income Taxes

We provide for income taxes under the asset and liability method. Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. Deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax bases of assets and liabilities and net operating loss and credit carryforwards, and are measured using the enacted tax rates and laws that will be in effect when such items are expected to reverse. Deferred income tax assets are reduced, as necessary, by a valuation allowance when management determines it is more likely than not that some or all of the tax benefits will not be realized.

We account for uncertain tax positions in accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes. We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position’s sustainability and is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

As of December 31, 2014, our total deferred tax assets were $14.7 million. Due to our lack of earnings history and uncertainties surrounding our ability to generate future taxable income, the net deferred tax assets have been fully offset by a valuation allowance. The deferred tax assets were primarily comprised of federal and state tax net operating losses, or NOLs. Utilization of NOLs may be limited by the “ownership change” rules, as defined in Section 382 of the Code. Similar rules may apply under state tax laws. We have determined that an ownership change occurred on April 20, 2015, in connection with our Series B redeemable convertible preferred stock financing, that resulted in an annual limitation, but that all NOLs generated prior to April 20, 2015, can be utilized prior to expiration if we earn sufficient taxable income. Our ability to use our remaining NOLs may be further limited if we experience an ownership change in connection with this offering, future offerings or as a result of future changes in our stock ownership.

Results of Operations

Comparison of the Six Months Ended June 30, 2014 and 2015

The following table summarizes our results of operations for the periods indicated (in thousands):

	Six Months Ended June 30,		Change
	2014	2015
	(unaudited)
Collaboration and license revenue	$—	$7,099	$7,099
Operating expenses:
Research and development	8,774	13,345	4,571
General and administrative	1,802	3,661	1,859

Loss from operations	(10,576)	(9,907)	669
Interest and other income (expense), net	—	18	18
Change in fair value of redeemable convertible preferred stock call option liability	(21)	314	335

Net loss and comprehensive loss	$(10,597)	$(9,575)	$1,022

Collaboration and License Revenue

Collaboration and license revenue increased by $7.1 million during the six months ended June 30, 2015 compared to the six months ended June 30, 2014. The entire amount of the increase was attributable to revenue we recognized from the initial upfront payment of $35.0 million under the Collaboration Agreement with Sanofi we entered into in August 2014.

Research and Development Expenses

Research and development expenses increased $4.6 million, or 52%, from $8.8 million for the six months ended June 30, 2014 to $13.3 million for the six months ended June 30, 2015. The increase in research and development expenses was primarily due to an increase in clinical trial expenses of $2.9 million for our Phase 1 clinical trial, an increase in personnel expenses of $1.7 million and an increase in facilities related expenses of $0.5 million for the first six months of 2015 as a result of an increase in our employee headcount, as well as an increase of $0.4 million of related drug manufacturing costs offset by a decrease of $0.9 million in preclinical toxicology and contract research expenses as we had completed in 2014 our preclinical activities related to the preparation for our Phase 1 clinical trials. For the periods presented, substantially all of our research and development expenses related to our development activity for MYK-461 and other preclinical drug candidates.

We expect research and development expenses to increase in future periods as we continue the development of our lead product candidate, MYK-461, in clinical trials as well as preclinical and subsequent clinical activities for our HCM-2 and DCM-1 programs. As product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials, we expect that our research and development expenses will increase substantially in the future.

General and Administrative Expenses

General and administrative expenses increased $1.9 million, or 103%, from $1.8 million for the six months ended June 30, 2014 to $3.7 million for the six months ended June 30, 2015. The increase in general and administrative expenses was primarily due to increases in personnel expenses of $1.1 million, facilities related expenses of $0.4 million and consulting and professional service expenses of $0.2 million, as we expanded our operations.

We expect general and administrative expenses to continue to increase in future periods, reflecting both the increased costs in connection with the future commercialization of MYK-461, as well as an expanded infrastructure and increased professional fees associated with being a public company.

Interest and Other Income (Expense), Net

Interest income was zero and $3,000 for the six months ended June 30, 2014 and 2015, respectively, related to interest earned on our outstanding cash balances. Other income was $15,000 for the six months ended June 30, 2015 and related to the sale of equipment and furniture.

Change in Fair Value of Redeemable Convertible Preferred Stock Call Option Liability

The change in fair value of redeemable convertible preferred stock call option liability changed from an expense of $21,000 during the six months ended June 30, 2014 to income of $0.3 million for the six months ended June 30, 2015. The change resulted from recording an expense related to the increase in the fair value of the redeemable convertible preferred stock call option liability during the six months ended June 30, 2014, whereas during the six months ended June 30, 2015 the redeemable convertible preferred stock call option liability declined in value resulting in the recording of income.

Comparison of the Years Ended December 31, 2013 and 2014

The following table summarizes our results of operations during the periods indicated (in thousands):

	Year Ended December 31,		Increase/ (Decrease)
	2013	2014
Collaboration and license revenue	$—	$5,916	$5,916
Operating expenses:
Research and development	11,603	18,296	(6,693)
General and administrative	2,029	4,838	(2,809)

Loss from operations	(13,632)	(17,218)	(3,586)
Interest and other income (expense), net	—	2	2
Change in fair value of redeemable convertible preferred stock call option liability	932	387	(545)

Net loss and comprehensive loss	$(12,700)	$(16,829)	$(4,129)

Collaboration and License Revenue

Collaboration and license revenue increased by $5.9 million during the year ended December 31, 2014, which was entirely due to revenue we recognized from the initial upfront payment of $35.0 million under the Collaboration Agreement with Sanofi we entered into in August 2014.

Research and Development Expenses

Research and development expenses increased $6.7 million, or 58%, from $11.6 million for 2013 to $18.3 million for 2014. The increase in research and development expenses was primarily due to an increase of $2.6 million in payroll expenses for 2014 as a result of an increase in our employee headcount, a $1.5 million increase in preclinical development costs, a $0.9 million increase in manufacturing costs, a $0.9 million increase in clinical trial costs related to the preparation for our Phase 1 clinical trials and an increase of $0.7 million in professional fees as we expanded our operations to begin preparations for our clinical trial. For the years ended December 31, 2013 and 2014, substantially all of our research and development expenses related to our MYK-461 drug development activity and other preclinical product candidates.

General and Administrative Expenses

General and administrative expenses increased $2.8 million, or 138%, from $2.0 million for 2013 to $4.8 million for 2014. The increase in general and administrative expenses was primarily due to an increase in professional services expenses of $1.4 million incurred during the 2014 period, consisting of accounting, legal, and consulting costs, and additional payroll expenses of $0.9 million as we expanded our infrastructure.

Interest and Other Income (Expense), Net

Interest income was zero and $2,000 for the years ended December 31, 2013 and 2014, respectively, related to interest earned on our outstanding cash balances.

Change in Fair Value of Redeemable Convertible Preferred Stock Call Option Liability

The change in fair value of redeemable convertible preferred stock call option liability was income of $0.9 million in 2013 and income of $0.4 million in 2014. The income recorded in 2013 and 2014 was primarily due to a change in the fair value of the redeemable convertible preferred stock call option liability associated with the redeemable convertible preferred stock financings and the Collaboration Agreement.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through private placements of our equity securities and payments received in connection with the Collaboration Agreement. During 2014, we received net proceeds of $28.9 million from the sale of Series A and Series A-1 redeemable convertible preferred stock and, in August 2014, we received an upfront payment of $35.0 million from Sanofi in connection with the entry into the Collaboration Agreement. In April 2015, we received net proceeds of $45.8 million from the sale of Series B redeemable convertible preferred stock and as of June 30, 2015, we had cash of $73.1 million.

To date, we have not generated any revenue from product sales. We do not know when, or if, we will generate any revenue from product sales and do not expect to generate significant revenue from product sales unless and until we obtain regulatory approval of and commercialize MYK-461 or other product candidates.

We expect that our cash as of June 30, 2015 will provide sufficient funds to sustain operations through at least the next 12 months based on our existing business plan. However, we expect to incur substantial expenditures in the foreseeable future for the advancement of our precision medicine platform and the discovery, development and potential commercialization of MYK-461 and any additional product candidates. Specifically, we have incurred and we expect to continue to incur substantial expenses in connection with our Phase 1 clinical trials for MYK-461 and any Phase 2 or Phase 3 clinical trials that we may conduct. Furthermore, if our Phase 1 and potential Phase 2 and 3 clinical trials are successful, or our other product candidates enter clinical trials or the discovery stage, we will need to raise additional capital in order to further advance our product candidates towards regulatory approval.

We will continue to require additional financing to develop our product candidates and fund operations for the foreseeable future through equity or debt financings, collaborative or other arrangements with corporate sources, or through other sources of financing. Adequate additional funding may not be available to us on acceptable terms or at all. Our failure to raise capital as and when needed could have a negative impact on our financial condition and our ability to pursue our business strategies. We anticipate that we will need to raise substantial additional capital, the requirements of which will depend on many factors, including:

•	the rate of progress and the cost of our clinical trials of MYK-461;

•	the number of product candidates that we intend to develop using our precision medicine platform;

•	the costs of research and preclinical studies to support the advancement of other product candidates into clinical development;

•	the timing of, and costs involved in, seeking and obtaining approvals from the FDA and comparable foreign regulatory authorities, including the potential by the FDA or comparable regulatory authorities to require that we perform more studies than those that we current expect;

•	our ability to receive funding under our collaboration with Sanofi, and the timing of receipt of any such funding;

•	the costs of preparing to manufacture MYK-461 on a larger scale;

•	the costs of commercialization activities if MYK-461 or any future product candidate is approved, including the formation of a sales force;

•	the degree and rate of market acceptance of any products launched by us or our partners;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	our need and ability to hire additional personnel;

•	our ability to enter into additional collaboration, licensing, commercialization or other arrangements and the terms and timing of such arrangements; and

•	the emergence of competing technologies or other adverse market developments.

We may seek funds through borrowings or additional rounds of financing, including private or public equity or debt offerings and collaborative arrangements with corporate partners. If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Any future debt financing into which we enter may impose upon us additional covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our common stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. If we are unable to raise additional funds when needed, we may be required to delay, reduce, or terminate some or all of our development programs and clinical trials. We may also be required to sell or license to others technologies, product candidates or programs that we would prefer to develop and commercialize ourselves.

Cash Flows

The following table sets forth the primary sources and uses of cash for each of the periods presented below (in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
			(unaudited)
Net cash (used in) provided by:
Operating activities	$(12,531)	$13,658	$(9,761)	$(15,210)
Investing activities	(1,169)	(976)	(487)	(1,087)
Financing activities	10,953	29,055	13,022	45,725

Net increase (decrease) in cash	$(2,747)	$41,737	$2,774	$29,428

Cash Used in Operating Activities

Net cash used in operating activities for the six months ended June 30, 2014 was $9.8 million compared to $15.2 million for the six months ended June 30, 2015. The cash used in operating activities in the six months ended June 30, 2014 was primarily due to the net loss for the period, and was also affected by changes in operating assets and liabilities, including increases in accounts payable and accrued liabilities of $0.5 million.

The cash used in operating activities in the six months ended June 30, 2015 was primarily due to the net loss for the period, and was also affected by changes in operating assets and liabilities, including a decrease of $7.1 million in deferred revenue and an increase of $0.1 million in prepaid assets, offset by an increase in accounts payable, accrued liabilities and other long-term liabilities of $1.3 million.

Net cash used in operating activities was $12.5 million in 2013 and net cash provided by operating activities was $13.7 million in 2014. Cash used in operating activities in 2013 was primarily due to the use of funds in our operations related to the development of our product candidates. Cash provided by operating activities in 2014 was primarily due an increase of $28.4 million in deferred revenue associated with the upfront cash payment received in August 2014 in connection with the Collaboration Agreement, offset by use of funds in our operations that resulted in a net loss of $16.8 million, as well as changes in other operating assets and liabilities, including an increase of accrued liabilities of $1.5 million.

Cash Used in Investing Activities

Cash used in investing activities for all periods presented consisted primarily of investment in equipment. During the year ended December 31, 2014, we also had an increase in restricted cash due to requirements under lease obligations.

Cash Provided by Financing Activities

Cash provided by financing activities was $13.0 million for the six months ended June 30, 2014, compared to $45.7 million in the six months ended June 30, 2015. Cash provided by financing activities in the six months ended June 30, 2014 consisted primarily of net proceeds from the issuance of Series A redeemable convertible preferred stock. Cash provided by financing activities in the six months ended June 30, 2015 consisted of $45.8 million in net proceeds from the issuance of Series B redeemable convertible preferred stock and $0.1 million of funds received as a result of common stock option exercises, offset by payments of deferred offering costs of $0.2 million.

Cash provided by financing activities was $11.0 million in the year ended December 31, 2013 as compared to $29.1 million in the year ended December 31, 2014. Cash provided by financing activities in both years consisted primarily of net proceeds from the issuance of redeemable convertible preferred stock.

Contractual Obligations and Commitments

As of December 31, 2014, we have lease obligations consisting of an operating lease for our operating facility for approximately 34,400 square feet, which we executed in September 2014. The term of the lease commenced in January 2015 and expires in January 2020.

The following table summarizes our contractual obligations as of December 31, 2014 (in thousands):

	Payments due by period
	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years	Total
Lease obligations, net	$981	$4,328	$1,554	$80	$6,943

As of June 30, 2015, there have been no material changes to our contractual obligations and commitments existing as of December 31, 2014.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC. See Note 6, Commitments and Contingencies regarding our guarantees and indemnifications.

JOBS Act Accounting Election

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable. See Note 2, Summary of Significant Accounting Policies regarding recent accounting pronouncements.

Quantitative and Qualitative Disclosures about Market Risk

The market risk inherent in our financial instruments and in our financial position represents the potential loss arising from adverse changes in interest rates or exchange rates. As of June 30, 2015, we had cash of $73.1 million, consisting of interest-bearing money market accounts, which would be affected by changes in the general level of United States interest rates. However, due to the short-term maturities of our cash and the low-risk profile of our investments, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our cash. In addition, we have payments due to one Australian vendor in foreign currency. A significant movement in the Australian dollar may have a material impact on our financial position in the future.

We do not believe that inflation, interest rate changes, or exchange rate fluctuations had a significant impact on our results of operations for any periods presented herein.

BUSINESS

Our purpose is to improve the lives of patients and families suffering from cardiovascular disease by creating targeted therapies that can change the course of their condition.

Overview

We are a clinical stage biopharmaceutical company pioneering a precision medicine approach to discover, develop and commercialize targeted therapies for the treatment of serious and neglected rare cardiovascular diseases. Our initial focus is on the treatment of heritable cardiomyopathies, a group of rare, genetically-driven forms of heart failure that result from biomechanical defects in cardiac muscle contraction. We have used our precision medicine platform to generate an initial pipeline of four therapeutic programs for the chronic treatment of the two most common forms of heritable cardiomyopathy—hypertrophic cardiomyopathy, or HCM, and dilated cardiomyopathy, or DCM. We have discovered and advanced our lead product candidate, MYK-461, into Phase 1 clinical development. In our first Phase 1 clinical trial, we have demonstrated proof of mechanism, or the ability of MYK-461 to reduce cardiac muscle contraction, an important biomarker of disease. We intend to expand our approach to deliver treatments with disease-modifying potential for patients with other forms of genetically-driven heart failure.

HCM is caused by genetic mutations that result in a biomechanical defect leading to excessive cardiac muscle contraction. We estimate that as many as 630,000 people in the United States suffer from a form of HCM. DCM results from a biomechanical defect leading to inadequate cardiac muscle contraction. In a subset of DCM patients, genetic mutations have been identified as a cause of the biomechanical defect that leads to the abnormal cardiac muscle contraction. We refer to this subset of DCM as heritable DCM. We estimate that DCM afflicts about one million people in the United States, of which approximately 400,000 have a form of heritable DCM. There are currently no approved therapies indicated for the treatment of HCM or DCM, including heritable DCM, all of which are chronic and debilitating diseases. Patients are typically treated with drugs that are indicated for broader cardiovascular disorders and do not address the underlying cause of the disease. As the disease progresses, patients have limited treatment options, such as surgical or other invasive interventions and heart transplant.

Our goal is to be the world’s leading precision cardiovascular medicine company. Precision medicine involves discovering and developing therapies that integrate clinical and molecular information based on the biological basis of disease. This approach has led to the efficient discovery and development of transformative therapies in areas such as oncology, cystic fibrosis and hypercholesterolemia, but has yet to be broadly applied to cardiovascular diseases.

Our precision medicine platform incorporates disease research, drug discovery and clinical science in a self-reinforcing cycle that enables the iterative generation of new disease targets and clinical development candidates designed to establish early clinical proof of concept. We intend to use our platform to subdivide HCM and heritable DCM patients into subgroups based on genetic mutations and the resulting biomechanical defect leading to abnormal cardiac muscle contraction. We are developing targeted therapies designed to correct the underlying biomechanical defect of each subgroup. As a cornerstone of this platform, we have built the Sarcomeric Human Cardiomyopathy Registry, or SHaRe, which we believe is the world’s largest registry of patients with heritable cardiomyopathies. We use our platform to refine our understanding of which patients are most likely to benefit from our product candidates. Our clinical research strategy involves using biomarkers to directly measure the effects of our product candidates early in clinical development, establishing proof of mechanism and providing important early predictive value to inform the design of subsequent trials. We believe that this virtuous cycle is a competitive advantage that enables us to efficiently develop therapies with disease-modifying potential for heritable cardiomyopathies that could also be applied to other cardiovascular diseases.

Since our inception, our precision medicine platform has generated multiple programs to address a variety of disruptions in heart muscle contraction across different patient populations. We are advancing four research and development programs, each of which targets a distinct biomechanical defect that leads to either HCM or heritable DCM:

•	Our lead product candidate, MYK-461, is an orally-administered small molecule designed to reduce excessive cardiac muscle contractility leading to HCM. In preclinical models of HCM, MYK-461 has been shown to prevent and reverse disease progression. We are currently evaluating MYK-461 in three Phase 1 clinical trials. In our first Phase 1 clinical trial of single ascending doses of MYK-461 in 48 healthy adult volunteers, MYK-461 was shown to be well-tolerated across multiple dose levels up to 48 mg and has demonstrated clinical proof of mechanism in reducing cardiac contractility, an important biomarker of disease. We are currently enrolling two additional Phase 1 clinical trials of MYK-461, the first of which is an open-label single ascending dose, or SAD, trial in adult HCM patients, and the second is a double blind, placebo-controlled, multiple ascending dose, or MAD, trial in healthy adult volunteers. We expect to receive final data from both trials in the middle of 2016 and advance MYK-461 into Phase 2 clinical development in the second half of 2016. We believe that if approved, MYK-461 would be the first targeted therapy to treat an underlying biomechanical defect leading to HCM.

•	Our second program is DCM-1, where we are evaluating several novel drug compounds designed to treat heritable DCM by restoring normal contractility in the diseased DCM heart. We have identified compounds that have been shown to improve cardiac muscle contractility in animal models at doses above the expected therapeutic range without adverse events or impact on cardiac rhythms. We intend to initiate a Phase 1 clinical trial of a DCM compound in the first half of 2017. We believe that if approved, a product candidate from our DCM-1 program would be the first targeted therapy to treat an underlying biomechanical defect leading to DCM.

•	Additionally, we have two discovery programs, HCM-2 and LUS-1. HCM-2 is intended to reduce cardiac muscle contractility to normal levels in HCM patients through a different mechanism than that of MYK-461. LUS-1 is intended to counteract a muscle disruption that results in impaired relaxation of the heart, a biomechanical defect found in specific HCM and heritable DCM patient subgroups, as well as in other less common heritable cardiomyopathies.

We have formed a strategic collaboration with Sanofi S.A. to help fund a portion of our research and development expenses while leveraging their cardiovascular and rare disease expertise in exchange for certain program and product rights, pursuant to a license and collaboration agreement we entered into in August 2014 with Aventis Inc., a wholly-owned subsidiary of Sanofi S.A., which we refer to as the Collaboration Agreement. Under the Collaboration Agreement, Sanofi agreed to provide up to an aggregate of $200.0 million in upfront and milestone payments, equity investments and research and development support in exchange for certain program and product development and commercialization rights. To date, of such amount, we have received from Sanofi an initial non-refundable upfront cash payment of $35.0 million and an equity investment of $10.0 million. We retain the right to commercialize MYK-461 and HCM-2, and co-promotion rights for DCM-1, in the United States, and we are entitled to receive tiered royalties in the mid-single digits to the mid-teens on net sales of certain HCM and DCM products outside the United States and on net sales of certain DCM products in the United States. We retain all rights to our LUS-1 program and our future programs.

We were incorporated in June 2012 by Third Rock Ventures, in partnership with world-leading scientific and clinical researchers in cardiovascular genetics and muscle biology. We are led by a team of executives and directors with significant expertise in the discovery and development of novel therapeutics. Tassos Gianakakos, our Chief Executive Officer, was previously Senior Vice President and Chief Business Officer at MAP Pharmaceuticals, Inc. Other members of our management team have served in senior positions at Ablexis, LLC, AstraZeneca PLC, Genentech Inc., GlaxoSmithKline Inc., Merck & Co., Inc., Millennium Pharmaceuticals, Inc., Portola Pharmaceuticals, Inc., Roche Holding AG and Sunesis Pharmaceutical Inc. Our leadership has a successful track record in starting and growing innovative research-based companies, as well as developing and commercializing several important cardiovascular therapies. Collectively, our team has contributed to multiple drug approvals, including Brilinta, Crestor, Forxiga, Integrilin and Onglyza.

We have raised approximately $94 million in equity financing to date from leading venture, strategic and public investors, including Third Rock Ventures, Sanofi, Fidelity Investments, Cormorant Asset Management, Casdin Capital, Perceptive Life Sciences, Cowen Investments and BridgeBio.

Our Strategy

Our goal is to be the world’s leading precision cardiovascular medicine company and one of the next great, independent, research-driven biopharmaceutical companies. The critical elements of our strategy include:

•	Leverage and grow our precision medicine platform to fuel the development of novel targeted therapies for heritable cardiomyopathies. Our domain expertise and disease focus position us as a leader in precision cardiovascular medicine. Through our continued investment in our platform, we expect to generate additional development candidates, each designed to correct a specific biomechanical defect leading to abnormal cardiac muscle contraction. Our development strategy includes early biomarker-based indicators of safety, drug response and efficacy in well-defined patient subgroups. Since our inception in June 2012, we have generated multiple programs addressing several underlying defects leading to HCM and heritable DCM, and have advanced our lead product candidate, MYK-461, from discovery into clinical development. We believe that the data from these programs provide initial validation of our precision medicine platform, supporting the further development of additional cardiovascular medicines.

•	Advance the clinical development of MYK-461, the first product candidate generated by our precision medicine platform. MYK-461 is an orally-administered small molecule designed to reduce excessive cardiac muscle contractility leading to HCM and has the potential to prevent or reverse disease progression. We are currently evaluating MYK-461 in three Phase 1 clinical trials. In our first Phase 1 clinical trial of single doses of MYK-461 in 48 healthy volunteers, MYK-461 was shown to be well-tolerated across multiple dose levels up to 48 mg and has demonstrated proof of mechanism in reducing cardiac muscle contractility, an important biomarker of disease. We believe that if approved, MYK-461 would be the first targeted therapy to treat an underlying biomechanical defect leading to HCM. We expect to advance MYK-461 into Phase 2 clinical development in the second half of 2016, initially focusing on two well-defined HCM patient subgroups, obstructive HCM and non-obstructive HCM.

•	Initiate clinical development of our DCM-1 program and pursue the development of additional product candidates generated by our precision medicine platform. We are evaluating several novel drug candidates in our DCM-1 program that have been designed to treat heritable DCM by restoring normal cardiac muscle contractility in the diseased DCM heart. We intend to initiate a Phase 1 clinical trial of a DCM compound in the first half of 2017. Additionally, we have two discovery programs, HCM-2 and LUS-1. HCM-2 is intended to reduce cardiac muscle contractility to normal levels in HCM patients through a different mechanism than that of MYK-461, and LUS-1 is intended to counteract a muscle disruption that results in impaired relaxation of the heart.

•	Build a focused sales force to commercialize our initial product candidates in the United States. We intend to build a focused sales force to market our product candidates to cardiomyopathy specialists in the United States. Under our collaboration with Sanofi, we retain rights to lead the commercialization of MYK-461 and the HCM-2 program, and have an option to co-promote our DCM-1 program, in the United States. We have retained worldwide commercial rights to our LUS-1 program and our future programs.

•

Strengthen our precision medicine platform by expanding our understanding of the molecular and genetic drivers of rare diseases of the heart. Our research efforts focus on deepening our already strong understanding of the underlying causes of rare heart diseases and identifying specific points of intervention that can be targeted to prevent or reverse disease progression. We believe that the insights gained through our preclinical and clinical research, together with our growing SHaRe registry, will inform the development of new precision cardiovascular therapies. We expect our continued engagement of the community of clinicians, scientists and patient groups will generate new disease insights and enhance our platform.

Persistent Obstacles to Innovative Cardiovascular Development

One out of every four deaths in the United States is attributable to cardiovascular disease, representing more deaths than all types of cancers combined. An important component of cardiovascular disease is heart failure, a serious, life-threatening medical condition in which the output of blood from the heart is insufficient to meet the body’s demands. Heritable cardiomyopathies are a group of rare, genetically-driven forms of heart failure that result from biomechanical defects caused by mutations in the proteins responsible for contraction of the heart muscle. These genetic disorders can result in a state of progressive and chronic heart failure and may lead to sudden cardiac death and other complications, including stroke, and may require invasive procedures such as heart transplantation.

Available treatments for patients with these forms of heart disease only treat the symptoms of their disease, do not influence disease progression and are not specifically indicated for cardiomyopathies. Current medical therapies, such as beta blockers, calcium channel blockers and disopyramide, are used off-label to treat HCM patients. The clinical benefits to HCM patients of these therapies are modest, and side effects further limit their utility.

Despite the increasing global burden of cardiovascular disease, investment in cardiovascular drug development has stagnated over the past two decades, resulting in a shortage of innovative therapies addressing the underlying causes of cardiovascular disease. We believe that traditional approaches to cardiovascular drug development have not adequately served patients with heritable cardiomyopathies due to the following limitations:

•	Existing therapies are designed to treat the symptoms and not the underlying cause of the disease. Despite important advances in understanding the clinical progression of cardiovascular diseases, a specific understanding of the fundamental molecular and genetic drivers of disease has been lacking. As a result, researchers have been limited in their ability to discover or develop therapies that target causal disease mechanisms and to properly select patients. This lack of understanding limits the predictive value of early clinical results. Heart failure therapies available to patients and physicians today only attempt to treat symptoms or manage the compensatory responses of the heart and cardiovascular system to disease. These drugs tend to have only modest efficacy, are not disease-modifying, and often have poor side effect profiles.

•	Large, outcome-based studies are needed to demonstrate statistical significance, requiring lengthy and expensive trials. Due to the size and heterogeneity of the cardiovascular patient population, large numbers of patients typically must be studied for extended periods to accumulate enough data regarding clinical events such as cardiovascular death, heart attack, stroke or hospitalization for heart failure. We believe the non-targeted nature of these lengthy studies has discouraged investment and innovation in novel cardiovascular drug development due to the costs and risk of late-stage failures.

•	The drug development model neglects rare disease populations. Due to the high costs and risks of executing large trials in cardiovascular disease, approved therapies typically must target large patient segments, without differentiating among unique potential subgroups, in order to be commercially viable. For example, physicians have historically approached the treatment of patients with heritable cardiomyopathies in the same manner as the broader, undifferentiated heart failure population, resulting in therapies not specifically designed for their disease.

These challenges have resulted in a relatively low number of cardiovascular new molecular entities approved by the U.S. Food and Drug Administration, or the FDA, including no approved therapies indicated for heritable cardiomyopathies. As a result, there is a significant opportunity to improve clinical benefits through the use of precision medicine for the discovery and development of new treatments for HCM and heritable DCM, including those with disease-modifying potential.

Our Solution: MyoKardia Approach to Precision Cardiovascular Therapies

We are pioneering the application of precision medicine to cardiovascular disease, with an initial focus on delivering the first approved therapies specifically targeting the underlying causes of heritable cardiomyopathies. Our precision medicine platform enables the efficient discovery and development of novel precision therapies with disease modifying potential. Since our inception, we have demonstrated disease modification in an animal model of HCM and clinical proof of mechanism for our most advanced product candidate, MYK-461. By leveraging our platform to generate therapies similar to MYK-461, we believe we can overcome many of the challenges associated with traditional cardiovascular drug development.

Our Precision Medicine Platform

Our precision medicine platform incorporates disease research, drug discovery and clinical science in a self-reinforcing cycle that enables the iterative generation of new disease targets and clinical development candidates designed to establish early clinical proof of concept. By efficiently developing product candidates that target distinct biomechanical defects associated with heritable cardiomyopathies, we use clinical feedback on patient genetics, response to therapy and disease presentation to refine our understanding of which patients are most likely to benefit from our product candidates. We believe this virtuous cycle is a competitive advantage that enables us to efficiently develop therapies with disease-modifying potential for heritable cardiomyopathies that could also be applied to other cardiovascular diseases.

Our target hypotheses are based on patient data from SHaRe, coupled with a mechanistic understanding of how disease-causing mutations affect the biomechanical function of the heart. These hypotheses are translated into screens that help us identify small molecule agents that are optimized to correct the underlying defect using preclinical models of increasing complexity. These models are also used to develop biomarkers of drug action and, when possible, disease modification, that integrate into our early clinical development strategies. By applying this cycle to multiple programs, we have generated a growing library of proprietary drug molecules that target a wide range of potential cardiac disease related mechanisms and that can be used to test new hypotheses arising from our clinical research. The following schematic summarizes the elements of our precision medicine platform:

Advantages of Our Approach

We believe that our approach can overcome many of the obstacles facing cardiovascular drug discovery and development that have resulted in a lack of disease modifying therapies for heritable cardiomyopathies for the following reasons:

•	Our precision medicine platform enables the discovery and development of therapies with disease modifying potential. We believe our deep understanding of heritable cardiomyopathies and the biomechanical defects causing them allows us to target disease mechanisms that are critical or causal to the disease in humans. We intend to develop each of our product candidates to prevent or reverse disease progression by correcting underlying biomechanical defects in the heart’s contractile machinery. SHaRe, which currently consists of data from approximately 10,000 patients, enables us to identify the relationships between genetics and clinical manifestations of disease in a large, centralized collection of patient data, resulting in novel genetic insights for new drug discovery and stratification and enrollment of patients most likely to benefit from our targeted therapies.

•	Our clinical development approach is designed to establish efficacy and safety in smaller, less time-consuming clinical trials. Our approach has the potential to significantly reduce the time and cost of drug development. Through the use of appropriate predictive biomarkers and patient selection strategies we believe that we can reduce the risk of late-stage clinical failures. Supporting our clinical strategy, MYK-461 demonstrated proof of mechanism in a Phase 1 clinical trial based on multiple biomarkers of contractility. This approach is consistent with recent FDA communications and publications on how the pharmaceutical and biotechnology industry can improve efficiency and the likelihood of success in cardiovascular drug development.

•	Our approach facilitates the efficient discovery of novel therapies for neglected, rare heart diseases. We are focused on the treatment of rare patient populations with heritable cardiomyopathies. By integrating all of the elements of our platform, we believe that we can efficiently develop disease modifying therapies. Since our inception, our platform has generated multiple programs, and we have advanced our lead product candidate, MYK-461, from discovery into clinical development for HCM in less than three years.

Our Strengths

In addition to the advantages of our approach discussed above, we believe the following combination of our capabilities, strategy and business model differentiates us from other companies pursuing cardiovascular drug development and positions us well to achieve our mission:

•	A first-mover advantage and singular focus in precision medicine for cardiovascular disease, with what we believe to be industry leading knowledge of the genetic and biomechanical bases of heritable heart failure;

•	A team with diverse experiences and expertise covering traditional cardiovascular medicine, precision therapeutics and rare diseases, which has fostered a pioneering culture and purpose-driven organization focused on patients first in everything we do;

•	Our leadership position within the heritable cardiomyopathy ecosystem, which stems from our founding and ongoing support of SHaRe and other initiatives, integrates us into a network of clinical thought leaders and deepens engagement with our patient community;

•	Our collaboration with Sanofi, which leverages the strengths of a global pharmaceutical organization, including its cardiovascular and rare disease expertise, to broaden and accelerate our discovery and development platform; and

•	The retention of rights to commercialize our partnered programs in the United States.

Overview of Cardiac Muscle Contraction and the Biomechanical Defects Causing Cardiomyopathies

A sarcomere is an assembly of proteins that forms the smallest contractile unit of muscle. Each cardiac muscle cell contains many sarcomeres, and these cells are arranged in an organized manner as cardiac muscle fibers. Thousands of sarcomeres acting in concert provide the ensemble force for muscle contraction. Sarcomeres are composed of a thin filament and a thick filament, each of which contains multiple proteins braided together. To initiate contraction, myosin, the motor protein anchored to the thick filament, binds to actin, the main protein of the thin filament, forming a cross-bridge. The contraction of the sarcomere is driven by the swinging of the cross-bridge causing the thin filament to slide over the thick filament, shortening the length of a sarcomere. Myosin attaches to the thin filament, pulls it forward and detaches in a tightly-regulated cycle. In the heart, contraction corresponds to systole and relaxation corresponds to diastole.

In the graphic below, the dark myosin heads are engaged with the thin filament, each forming a cross-bridge between actin and myosin. One mechanistic disruption that is understood to lead to HCM is shown in the lower left graphic, illustrating a situation in which too many cross-bridges are engaged. Conversely, the opposite situation is shown in the lower right graphic, illustrating a situation in which too few cross-bridges are engaged, leading to DCM.

Heritable cardiomyopathies are caused by mutations in cardiac sarcomere proteins that disrupt normal cardiac muscle contraction. The mutations affect the power of contraction, the efficiency of relaxation, or both, reducing the overall ability and efficiency of the heart to pump blood at an output that matches the needs of the rest of the body. The disruptions in cardiac muscle contraction result in abnormal intracardiac blood pressures and chamber volumes, and thickening or thinning of the walls of the heart. These pathological changes often result in a cascade of events with devastating consequences to patients, including reduced exercise capacity limited by shortness of breath or chest pain, reduced blood flow to the heart muscle, dangerous abnormal heart rhythms, stroke, progressive heart failure and sudden cardiac death. In some cases, these events lead to the need for heart transplantation.

There are hundreds of individual mutations that have been identified in the genes encoding the proteins of the sarcomere that are implicated as causal (pathogenic or likely pathogenic) in HCM and heritable DCM. These mutations, while many, give rise to only a few common biomechanical defects in the sarcomere at the protein level. Through our research, we have linked these biomechanical defects to three distinct cardiac muscle disruptions that act to cause HCM and heritable DCM, as illustrated in the figure below.

Today’s genetic diagnostic tools for heritable cardiomyopathies are limited to panels consisting only of identifiable known pathogenic mutations. As a result, current genetic analyses only reveal the underlying cause of disease in a subset of patients with heritable cardiomyopathies. This subset of patients carries identified sarcomeric mutations, which we designate as positive for an Identified Sarcomeric Mutation, or ISM+. A substantial number of patients with heritable cardiomyopathies have either not been genetically diagnosed or carry sarcomeric mutations that have yet to be fully characterized; we designate these patients as ISM-. Broader applications of next-generation sequencing technologies have the potential to enable more cardiomyopathy patients to be classified as ISM+.

Our Pipeline

We have generated several proprietary, orally administered small molecules to address a variety of biomechanical defects that cause disruptions in heart muscle contraction. By correcting the underlying biomechanical defects, we believe targeted therapies can correct or offset the downstream disruption in cardiac muscle function that drives disease progression. Our lead drug candidate, MYK-461, is designed for patients with HCM caused by excessive cardiac muscle contraction, and has been shown to reduce the number of cross-bridges to lower contractile power output to restore normal cardiac muscle contraction. Our DCM-1 program is intended to restore normal cardiac muscle contractility in patients with DCM caused by mutations that result in inadequate cardiac muscle contraction because of either too few cross-bridges or insufficient intrinsic force of individual cross-bridges. In addition, LUS-1, one of our several discovery programs, is intended to counteract a mechanistic defect in which detachment of cross-bridges does not appropriately occur, resulting in impaired cardiac muscle relaxation.

The following table summarizes our product development pipeline:

MYK-461 for Hypertrophic Cardiomyopathy

MYK-461 is an orally administered small molecule that reduces left ventricular contractility to potentially alleviate the functional consequences and symptoms of HCM and prevent or reverse HCM progression. We are currently evaluating MYK-461 in three Phase 1 clinical trials. In our first Phase 1 clinical trial of single ascending doses of MYK-461 in 48 healthy adult volunteers, MYK-461 was shown to be well-tolerated across multiple dose levels up to 48 mg and has demonstrated clinical proof of mechanism in reducing cardiac contractility, an important disease biomarker. We believe that if approved, MYK-461 would be the first targeted therapy to treat an underlying biomechanical defect leading to HCM.

Overview of Hypertrophic Cardiomyopathy

HCM is the most common form of heritable cardiomyopathy. It is estimated that as many as 630,000 people in the United States have a form of HCM. HCM is caused by mutations in the sarcomere that result in excessive cardiac muscle contraction. HCM is defined as an otherwise unexplained thickening of the walls of the heart, known as hypertrophy. The consequences include reduced blood volumes and cardiac output, reduced ability of the left ventricle to expand, and high filling pressures. These can all contribute to reduced effort tolerance and symptoms that include shortness of breath and chest pain. In patients with HCM, the muscles forming the left ventricle contract excessively, are abnormally stiff and are prone to both fibrosis and muscle cell death. As result, the left ventricular chamber is smaller than normal and is not able to relax and expand properly, thus reducing the heart’s pumping capacity.

HCM is a chronic disease and for the majority of patients, the disease progresses slowly and can be extremely disabling. Mild exertion can quickly result in fatigue or shortness of breath, and a patient’s ability to participate in normal work, family or recreational activities can be substantially curtailed. In approximately 15% to 20% of patients, disease progression results in disabling heart failure that can prevent the patients from holding a job or even performing everyday household tasks or other activities of daily living. HCM can also cause stroke or sudden cardiac death. HCM is the most common cause of sudden cardiac death in young people, with an incidence of 4% to 6% in children and adolescents.

Obstructive HCM Patients. In approximately two-thirds of HCM patients, the path followed by blood exiting the heart, known as the left ventricular outflow tract, or LVOT, becomes obstructed by the enlarged and diseased muscle, restricting the flow of blood from the heart to the rest of the body. These patients, referred to as obstructive HCM patients, are at an increased risk of severe heart failure and death. We estimate that there are approximately 410,000 obstructive HCM patients in the United States, of which we plan to target an initial population of patients that are ISM+ and symptomatic, representing approximately 70,000 patients.

Non-Obstructive HCM Patients. Symptomatic, yet non-obstructive, HCM patients represent a distinct subgroup that is difficult to manage medically. This segment may contain a more severely affected population because non-obstructive HCM patients may progress to a more advanced state of disease than obstructive HCM patients before becoming symptomatic. Furthermore, for obstructive HCM patients, relief of the obstruction is often associated with an improvement in symptoms, while no such treatment option is available to non-obstructive HCM patients. We estimate that there are approximately 220,000 non-obstructive HCM patients in the United States, of which we plan to target an initial population of patients that are ISM+ and symptomatic, representing approximately 30,000 patients.

Current Standard of Care for Patients with Hypertrophic Cardiomyopathy

There are currently no approved therapeutic products indicated for the treatment of HCM. Patients are typically prescribed one or more drugs indicated for the treatment of hypertension, heart failure or other cardiovascular disorders more generally. These drugs, including beta blockers, non-dihydropyridine calcium channel blockers (such as verapamil and diltiazem) and disopyramide, do not address the underlying cause of HCM, do not appear to affect disease progression, and are generally used only in symptomatic patients. While clinical experience and expert opinion suggest that these drugs may provide symptom relief in some patients, no strong, controlled clinical research evidence exists to directly support their efficacy. For a subset of HCM patients with more advanced disease progression or more pronounced symptoms, surgical or other invasive interventions may be appropriate, including heart transplantation, use of an implantable cardioverter-defibrillator, or ICD, open surgical myectomy or percutaneous alcohol septal ablation.

Clinical Trials of MYK-461

We are currently evaluating MYK-461 in three Phase 1 clinical trials, including two SAD trials and one MAD trial. These three trials are primarily designed to evaluate safety and tolerability of oral doses of MYK-461 and are expected to provide data on its pharmacokinetic, or PK, and pharmacodynamic, or PD, profile.

The first-in-human SAD trial includes 48 healthy adult volunteers (36 active, 12 placebo). The primary objective is to establish safety and tolerability of single oral doses of MYK-461. Secondary objectives include documenting the PK profile and generating evidence of PD activity, defined as a decrease in cardiac contractility, as measured by chest wall echocardiography, an established biomarker of activity. This trial design supports our long-term development strategy and is consistent with our precision medicine approach.

We have completed dosing in six cohorts in this SAD trial at doses of 1, 2, 6, 12, 24 and 48 mg of MYK-461 or matching placebo. MYK-461 has been well-tolerated at all of these doses. A total of nine clinical adverse events, all mild in severity, were reported during this trial of 48 healthy subjects. There have been no serious adverse events or clinically significant findings in vital signs, echocardiogram recordings or safety laboratory tests. MYK-461 has neither been found to affect skeletal muscle function, as assessed by handgrip strength testing, nor has it been found to negatively impact alternate forms of myosin elsewhere in the body.

Our trials have demonstrated rapid absorption of MYK-461 following an oral dose. As shown in the graph below, plasma concentrations of MYK-461 demonstrate a dose-linear and dose-proportional PK profile, with low inter-subject variability.

MYK-461 Demonstrates a Dose-Linear and Dose-Proportional PK Profile

Proof of mechanism was demonstrated by PD activity at doses of 12 mg and above, with each dose cohort clearly differentiated from placebo. PD activity was assessed by three different biomarkers: (i) left ventricular ejection fraction, or LVEF, representing the amount of blood pumped with each heartbeat, as a percentage of the total left ventricle volume; (ii) left ventricular outflow tract velocity-time integral, or LVOT-VTI, representing a calculation of stroke volume; and (iii) left ventricular fractional shortening, LVFS, representing a proxy for cardiac output by measuring the change in the size of the left ventricle during a heartbeat. Echocardiographic data were blinded and independently double read by experts at a core laboratory.

We observed that each of these biomarkers (LVEF, LVOT-VTI and LVFS), which are independent measures of cardiac contractility, were concordant with respect to dose-response and time course of onset and return to baseline following a single dose. These results are illustrated in the graphs below.

Dose-Dependent PD Response as Measured by LVEF

Dose-Dependent PD Response as Measured by LVOT-VTI

Dose-Dependent PD Response as Measured by LVFS

Our second Phase 1 SAD clinical trial of MYK-461 is currently enrolling adult HCM patients. As a complement to our Phase 1 SAD trial in healthy volunteers, the primary objective of this trial is to gain initial safety and tolerability data in HCM patients. Secondary objectives include comparing the PK and PD profiles in patients with those in healthy adult volunteers. We expect to receive final data from this trial in mid-2016.

Our third Phase 1 clinical trial is a double blind, placebo-controlled, MAD trial of MYK-461 in healthy adult volunteers. We initiated dosing of this trial in August 2015, and subject to enrollment in accordance with our current plans, we expect to receive final data from this trial in mid-2016.

Several cohorts of healthy volunteers will be administered low (1 to 10 mg) doses daily until they reach steady-state concentrations of MYK-461. The goals of the trial are to:

•	Establish the tolerability of repeat doses, at or near steady state, of MYK-461 in healthy volunteers across a range of potentially therapeutic doses;

•	Document a repeat dose PK profile of MYK-461;

•	Determine the degree and stability of pharmacological activity of MYK-461 when administered as repeat doses at or near steady state; and

•	Generate data sufficient to guide dosage and administration of MYK-461 in subsequent chronic dosing outpatient studies in HCM patients designed to evaluate clinical benefits.

Preclinical Data for MYK-461

In addition to the preclinical studies necessary to support clinical development of MYK-461, we have also studied the effects of MYK-461 in genetic animal models of HCM. MYK-461 has demonstrated disease prevention and reversal in an established mouse model that has been genetically modified to carry a myosin mutation identified to cause HCM. These mice develop the characteristic thickening and fibrosis of the left ventricle of the heart over time, mirroring the progressive nature of human disease.

The first part of the study evaluated MYK-461’s ability to prevent the development of HCM in mutant mice that had yet to develop symptoms of hypertrophy. The treated mutant mice developed significantly less left ventricular fibrosis (p < 0.02), as compared to the untreated mutant mice. In addition, untreated mutant mice developed HCM as reflected by an increased thickness of the left ventricular wall, while mutant mice treated with daily oral doses of MYK-461 did not develop HCM. Furthermore, the thickness of the left ventricle posterior wall, or LVPW, of the treated mice was similar to that of wild-type mice without the genetic mutation, as shown in the graph below:

MYK-461 Observed to Prevent Development of Hypertrophy in Mouse Model of HCM

The second part of the study evaluated MYK-461’s effect on mutant mice that developed HCM symptoms prior to treatment with MYK-461. Untreated mutant mice continued to develop progressive left ventricle thickening while the thickness of the left ventricle in mutant mice treated with MYK-461 showed a measurable decline two to four weeks after initiating treatment that persisted for the 10 week duration of the study. The chart below shows the average relative reduction in LVPW (normalizing the individual data series using each mouse’s baseline LVPW thickness as 100%). Throughout both experiments, MYK-461 was well-tolerated in both wild-type and mutant mice.

MYK-461 Observed to Reverse Hypertrophy in Mouse Model of HCM

Other preclinical studies have been conducted to support the clinical development of MYK-461. Toxicology studies in rat and dog suggest that MYK-461 has the potential to be safe and well-tolerated. At dose levels equivalent to anticipated therapeutic dose levels, no significant adverse effects were observed. At higher dose levels, adverse effects consistent with an exaggerated on-target pharmacology of MYK-461 were observed. There was no evidence of tolerability issues with MYK-461 at lower exposures producing the intended degree of target modulation to be studied in the clinic. The pattern of appearance of MYK-461 in the bloodstream following oral dosing, the high proportion of an oral dose that is absorbed, a long persistence of the drug in the bloodstream, and the eventual elimination of the drug through multiple clearance mechanisms all suggest that MYK-461 may be well suited for a chronic, orally administered therapy.

Anticipated Development Pathway

Given the absence of any approved therapies for HCM, there is no established FDA registration pathway for such a therapy. We do not anticipate the need for outcomes-based studies in order to obtain regulatory approval. In our clinical program, we will seek to clearly understand the impact of dosing, genotype, phenotype and other factors on the safety and efficacy of MYK-461, in several different patient cohorts. Following the successful completion of our three currently ongoing Phase 1 clinical trials, we expect to initiate separate Phase 2 clinical trials of MYK-461 in obstructive and non-obstructive HCM patients to evaluate the drug’s safety and efficacy. In addition to imaging-based biomarkers of PD activity, we intend to assess all patients using cardiopulmonary exercise testing, or CPET, an established basis for registration. Specific to the obstructive HCM patient group, we will evaluate patients for reduction of their LVOT gradients, a short term measure of disease modification.

DCM-1 Program for Dilated Cardiomyopathy

Our DCM-1 program has generated several potential therapeutic candidates designed to treat heritable DCM caused by mutations in sarcomeric proteins by restoring normal cardiac muscle contractility in the diseased DCM heart. Our initial targeted therapy attempts to counteract one known mechanistic disruption by increasing the number of cross-bridges formed during cardiac muscle contraction, thereby increasing the ensemble force of contraction and improving cardiac output. We are currently evaluating several potential orally available, small molecule candidates that act according to this mechanism, each of which has demonstrated favorable PK and PD profiles in animals. We anticipate initiating Phase 1 clinical trials in our DCM-1 program in the first half of 2017. We believe that if approved, a product candidate from our DCM-1 program would be the first targeted therapy to treat an underlying biomechanical defect leading to DCM.

Overview of Dilated Cardiomyopathy

DCM is defined broadly as heart failure with reduced ejection fraction in the absence of prior heart attack or other recognized causes. In DCM, the walls of the left ventricle are thin and over-expanded, leading to improper contraction and insufficient blood being pumped by the heart. In contrast to HCM, the sarcomere afflicted by DCM is characterized by reduced overall power output. Also known as hypocontractility, this results in a dilated, thin-walled left ventricle that does not supply sufficient blood to the body.

DCM is a life-threatening progressive disease. Once symptoms appear, a patient’s condition typically declines steadily over the next few years. Typical symptoms of DCM include shortness of breath, fatigue, swelling in the extremities or an irregular heartbeat. As the disease progresses, patients become increasingly debilitated and experience persistent shortness of breath, even at rest. Diastolic function, or the heart’s ability to relax and fill with blood, is also impaired because the heart is already expanded. The dilated left ventricle is itself deprived of an adequate supply of oxygen that may contribute to fibrosis and the risk of dangerous heart rhythm disturbances. In addition, whether or not symptoms have appeared, DCM patients are at risk of sudden cardiac death.

The fundamental cause of all DCM is that the heart muscles are not able to contract with sufficient force. In heritable DCM, this lack of power is caused in certain cases by genetic mutations that disrupt the ability of individual myosin motors to form cross-bridges with actin and contribute to overall contraction.

It is estimated that DCM afflicts about one million people in the United States alone, of which approximately 400,000 have heritable DCM and approximately 100,000 patients are ISM+. We plan to initially target patients that represent a subset of all DCM patients that are ISM+.

Current Standard of Care for Patients with Dilated Cardiomyopathy

Similar to HCM, there are currently no approved therapeutic products indicated for the treatment of DCM. Patients are typically prescribed one or more drugs indicated for the treatment of heart failure generally, such as digoxin, diuretics, beta blockers, renin-angiotensin-neprilysin system inhibitors or antagonists and aldosterone antagonists. By treating various signs and symptoms of heart disease and addressing some of the compensatory mechanisms described above, these drugs may reduce overall morbidity and mortality; however, none of the treatments address the underlying cause of disease or modify disease progression. Surgical options available to DCM patients include heart transplantation and use of an ICD, a biventricular pacemaker or a left ventricular assist device, or LVAD.

Preclinical Data for DCM-1 Program

Compounds in our DCM-1 program are intended to improve contractility in isolated human heart cells by increasing the velocities of contraction and relaxation. These compounds likewise have been observed to cause strong increases in contractility in animal models at doses above the expected therapeutic range without adverse events or impact on cardiac rhythms.

Ventricular contraction as measured by echocardiography (before treatment)

Ventricular contraction as measured by echocardiography (after treatment)

Anticipated Development Plan for DCM-1 Program

In our preclinical development program for DCM-1, we intend to perform toxicology studies on one or more lead development candidates to assess suitability for human administration. These toxicology and safety data potentially support a clinical submission of an IND. We anticipate that we will initiate Phase 1 clinical trials for our DCM-1 program in the first half of 2017 after an IND becomes effective.

We anticipate initiating clinical development program for DCM-1 in healthy adult volunteers before dosing patients. We envision SAD and MAD trials in healthy volunteers, which will use a biomarker strategy to evaluate left ventricular contractility, similar to our approach for MYK-461, to establish early proof of mechanism.

Additional Potential Extensions of our Platform

Beyond HCM and heritable DCM, we are researching defects caused by mutations in proteins that result in other heritable cardiomyopathies such as restrictive cardiomyopathy and left ventricular non-compaction in order to generate precision therapies for those diseases. We believe that the fundamental mechanisms we are targeting in the heart may have applicability in the broader heart failure population. The chemistries we develop to target various components of the sarcomere may also be applicable to skeletal disorders where we can define a parallel linkage between disease-causing mutations in non-cardiac muscle proteins and their resulting biomechanical defects.

Sanofi Collaboration

In August 2014, we entered into a license and collaboration agreement with Aventis Inc., a wholly-owned subsidiary of Sanofi S.A., for the research, development and potential commercialization of pharmaceutical products for the treatment, prevention and diagnosis of HCM and DCM, as well as potential additional indications. For purposes of this presentation, we refer to Sanofi as our co-party to the Collaboration Agreement.

The Collaboration Agreement covers three main research programs: MYK-461 (or HCM-1), HCM-2 and DCM-1. Under the Collaboration Agreement, we are responsible for conducting research and development activities pursuant to mutually agreed research and development plans through early human efficacy studies, except for certain specified research activities to be conducted by Sanofi as set forth in the research plan. The proof-of-concept studies contemplated by the Collaboration Agreement are expected to be conducted on a staggered basis.

Prior to the completion of proof of concept, or POC, studies, we will be responsible for development activities for each product. Following the completion of the POC studies, Sanofi will be responsible for worldwide development activities for DCM only. Under the Collaboration Agreement, we retained U.S. rights to MYK-461 and HCM-2, as well as co-commercialization rights to DCM-1 in the United States, at our option. We have granted to Sanofi: (i) worldwide rights to commercialize DCM-1; and (ii) regulatory and commercialization rights outside the United States for the two HCM programs. Sanofi also has the option to co-promote the MYK-461 and HCM-2 programs in the United States only in the event of a potential expanded cardiovascular disease indication outside of the genetically targeted indications for MYK-461 and HCM-2. We will collaborate with Sanofi through the use of various committees, each of which are comprised of three representatives selected by us and three representatives selected by Sanofi, to manage the overall collaboration and coordinate the research of the compounds, as well as monitor, coordinate the development of the compounds and products and monitor and oversee the commercialization activities of the compound and products.

The initial term of the research program is set to end on December 31, 2018. On or before September 1, 2016, we are required to provide Sanofi with all material information for Sanofi to determine if certain criteria have been satisfied, and prior to December 31, 2016 Sanofi is then required to provide us with notice of whether it will continue the collaboration. If such notice is not provided or if Sanofi provides notice of its intent to discontinue the collaboration, the Collaboration Agreement will terminate. Sanofi agreed that if it provided notice of its intent to continue the collaboration, the Collaboration Agreement will remain in effect and Sanofi will be required to make a one-time payment to us of $45.0 million, or the Continuation Payment, together with an additional payment in consideration for the purchase of capital stock as described below. If Sanofi provides notice prior to December 31, 2016 that we have not met the criteria, the parties are required to negotiate an amendment to the financial terms of the Collaboration Agreement. If such an amendment is mutually agreed, Sanofi will be required to continue the collaboration and make a payment to us; otherwise the Collaboration Agreement will terminate. Upon termination, we will be granted all rights required to continue to research, develop and commercialize the collaboration programs.

We are required to use diligent efforts to develop, and following the applicable regulatory approval in the United States, to commercialize at least one MYK-461 product and one HCM-2 product in the United States. Sanofi is required to use diligent efforts to develop, and following the applicable regulatory approval in any of France, Germany, Italy, Spain, the United Kingdom, China, Japan and the United States, or the Major Market Countries, to commercialize at least one DCM-1 product in each Major Market Country, at least one MYK-461 product in each Major Market Country (other than the United States) and at least one HCM-2 product in each Major Market Country (other than the United States).

Under the Collaboration Agreement, we granted Sanofi several co-exclusive, royalty-bearing licenses, as well as an exclusive (even with regards to us), royalty-bearing license to certain of our intellectual property and our rights in jointly-owned intellectual property created under the collaboration, to develop and manufacture, and to commercialize in the territories licensed to Sanofi, the compounds and products subject to the collaboration, as well as any companion diagnostics we may develop for such products. In addition, Sanofi granted to us several co-exclusive, royalty-bearing licenses, as well as an exclusive (even with regards to Sanofi), royalty-bearing license to certain of Sanofi’s intellectual property and its rights in jointly owned intellectual property, created under the collaboration, to develop and manufacture, and to commercialize in the retained territories, the applicable compounds and products, as well as companion diagnostics for such products.

Under the Collaboration Agreement, we were originally eligible to receive up to $200.0 million in upfront and milestone payments, equity investments and research and development support. To date, of such amount, we have received from Sanofi an initial non-refundable upfront cash payment of $35.0 million and an equity investment of $10.0 million. The total payments we were originally eligible to receive also includes the $45.0 million Continuation Payment, a $25.0 million milestone payment contingent on the submission of an IND for any DCM-1 product in a Major Market Country, up to $45.0 million of approved in-kind research and clinical activities and an obligation to purchase an additional $40.0 million of our capital stock if Sanofi provides notice of its intent to continue the collaboration prior to December 31, 2016. Under the Collaboration Agreement, Sanofi’s obligation to purchase the additional $40.0 million of our capital stock terminates in connection with certain financing events, including consummation of this offering. Additionally, we are eligible to receive from Sanofi tiered royalties ranging from the mid-single digits to the mid-teens on net sales of certain products under the Collaboration Agreement, and we have agreed to pay Sanofi tiered royalties ranging from the mid-single digits to the low teens on net sales of MYK-461 and HCM-2 products in the United States. The royalties payable under the Collaboration Agreement are subject to certain offsets and reductions. In addition to these amounts, Sanofi may also be responsible for certain additional costs and expenses relating to the collaboration, including a percentage of the registration program costs for MYK-461 and the HCM-2 and DCM-1 programs.

Unless earlier terminated during the initial research term as described above, the Collaboration Agreement will continue on a country-by-country and product-by-product basis until the expiration of the applicable royalty term for the applicable product in the applicable country, subject to certain exceptions. Sanofi may, upon written notice to us prior to December 31, 2016, terminate the Collaboration Agreement in its entirety effective December 31, 2016. The Collaboration Agreement will be deemed terminated on December 31, 2018 with respect to all compounds and products from a program for which POC studies have not been completed unless Sanofi agrees before such date to fund up to an aggregate of $15.0 million for the applicable program. Additionally, at any time after December 31, 2018, Sanofi may, upon prior written notice to us, terminate the Collaboration Agreement for convenience in its entirety or on a region-by-region or program-by-program basis with respect to selected regions. The Collaboration Agreement is also subject to termination by either party upon a material breach by the other party, subject to a notice and cure period, or upon a bankruptcy, insolvency or similar event affecting the other party. We also have the right to terminate the Collaboration Agreement in the event of certain patent challenges by Sanofi or its affiliates.

Intellectual Property

Our commercial success depends in part on our ability to obtain and maintain proprietary protection for our drug candidates, novel biological discoveries, screening and drug development technology and other know-how, to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business. We also rely on trade secrets, know-how, continuing technological innovation and potential in-licensing of intellectual property to develop and maintain our proprietary position.

As for the pharmaceutical products we develop and commercialize, as a normal course of business, we intend to pursue composition-of-matter patents, where possible, and dosage and formulation patents, as well as method-of-use patents on novel indications for known compounds. We also seek patent protection with respect to novel biological discoveries, including new targets. We may also pursue patents with respect to our proprietary screening and drug development processes and technology. We may also seek patent protection, either alone or jointly with our collaborators, as our collaboration agreements may dictate.

Our patent estate includes 2 allowed U.S. patent applications, 2 pending Patent Cooperation Treaty, or PCT, applications, and 2 additional U.S. provisional applications, all of which are exclusively owned by us, with claims relating to all of our current clinical-stage drug candidates. With respect to our lead drug candidates in the HCM program, we exclusively own one allowed U.S. patent application relating to the chemical composition of MYK-461 and use thereof.

Individual patents extend for varying periods depending on the date of filing of the patent application and the legal term of patents in the countries in which they are obtained. Generally, patents issued for applications filed in the United States are effective for twenty years from the earliest effective filing date. In addition, in certain instances, a patent term can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period. However, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also twenty years from the earliest effective filing date. Our allowed patent applications are expected to expire in 2034. However, the actual protection afforded by a patent varies on a product by product basis, from country to country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

Furthermore, the patent positions of biotechnology and some pharmaceutical products and processes like those we may develop and commercialize are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in such patents has emerged to date in the United States. The patent situation outside the United States is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries can diminish our ability to protect our inventions and enforce our intellectual property rights and more generally could affect the value of intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. Our ability to maintain and solidify our proprietary position for our drugs and technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of the patent applications that we may file or license from third parties will result in the issuance of any patents. The issued patents that we own or may receive in the future may be challenged, invalidated or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may be able to independently develop and commercialize similar drugs or duplicate our technology, business model or strategy without infringing our patents.

Because of the extensive time required for clinical development and regulatory review of a drug we may develop, it is possible that, before any of our drugs can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of any such patent.

In addition to patents, we rely upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, using confidentiality agreements with our commercial partners, collaborators, employees and consultants and invention assignment agreements with our employees. We also have confidentiality agreements or invention assignment agreements with our commercial partners and selected consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, or our drugs or processes, obtain licenses or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize our future drugs may have a material adverse impact on us.

In addition, substantial scientific and commercial research has been conducted for many years in the areas in which we have focused our development efforts, which has resulted in third parties having a number of issued patents and pending patent applications. Patent applications in the United States and elsewhere are published only after eighteen months from the priority date. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. Therefore, patent applications relating to drugs similar to MYK-461 and any future drugs, discoveries or technologies we might develop may have already been filed by others without our knowledge.

Manufacturing

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We currently depend on third-party contract manufacturing organizations, or CMOs, for all of our requirements of raw materials, drug substance and drug product for our preclinical research and our ongoing clinical trial of MYK-461. We have not entered into long-term agreements with our current CMOs. We intend to continue to rely on CMOs for later-stage development and commercialization of MYK-461, as well as the development and commercialization of any other product candidates that we may identify. Although we rely on CMOs, we have personnel and third-party consultants with extensive manufacturing experience to oversee the relationships with our contract manufacturers.

We believe the synthesis of the drug substance for MYK-461 is reliable and reproducible from readily available starting materials, and the synthetic routes are amenable to large-scale production and do not require unusual equipment or handling in the manufacturing process. We have obtained an adequate supply of the drug substance for MYK-461 from our first CMO to satisfy our immediate clinical and preclinical demands. We have implemented improvements to our drug substance manufacturing process to further facilitate production capacity adequate to meet future development and commercial demands.

Drug product formulation development for MYK-461 is in progress. We have contracted with a third-party manufacturer capable of both formulation development and drug product manufacturing through early commercialization. We may identify a second drug product manufacturer in the future to add additional capacity and redundancy to our supply chain. In our ongoing SAD clinical trials of MYK-461, we are utilizing a suspension formulation. We have developed and manufactured multiple strengths of an immediate release tablet for use in the MAD trial. For future development and commercialization, we intend to develop a refined tablet formulation and may develop alternate formulations for the adolescent and children/infant populations.

Sales and Marketing

We have U.S. commercial rights to two of our three current programs (MYK-461 and HCM-2) and U.S. co-promotion rights to DCM-1 subject to the collaboration with Sanofi, and have worldwide rights to LUS-1 and our future programs. We believe that we can maximize the value of our products by retaining substantial commercialization rights to our product candidates and, where appropriate, entering into collaborations for specific therapeutic indications or geographic territories.

Our current strategy is to market our initial HCM and DCM products using a dedicated, direct sales force focused on selected cardiologists and heart failure specialists in the United States. These physicians are typically affiliated with leading hospitals and medical centers and tend to have well-established referral networks. We believe they represent a concentrated prescriber base that can be appropriately managed with a specialist care sales model.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our scientific knowledge, technology and development experience, our precision medicine platform and our pioneering culture provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions. Any therapeutic candidates that we successfully develop and commercialize will compete with existing products and new products that may become available in the future.

Many of our competitors, either alone or with their strategic partners, have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of treatments and the commercialization of those treatments. Accordingly, our competitors may be more successful than us in obtaining approval for treatments and achieving widespread market acceptance.

In the field of heart failure drug development, our principal competitors include Amgen Inc., Bayer AG, Bristol-Myers Squibb Company, C.H. Boehringer Sohn AG & Co. KG, Gilead Sciences, Inc., Novartis AG and Takeda Pharmaceutical Company Limited. Specific to our initial drug discovery and development focus areas, it is believed that Gilead Sciences, Inc., Heart Metabolics Limited and Novartis AG have ongoing programs in HCM and that Array BioPharma Inc., Kasiak Research Pvt Ltd., Novartis AG, Vericel Corp. and Zensun (Shanghai) Sci. &Tech. Co., Ltd. have ongoing programs in DCM. Additionally, there may be other companies pursuing therapeutic candidates from which we face current or future competition.

Government Regulation

Government authorities in the United States at the federal, state and local levels, and in other countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing, export and import of drug products such as those we are developing.

A number of different regulatory agencies may be involved, depending on the product at issue, and the type and stage of activity. These include the FDA, the Drug Enforcement Administration, or DEA, the Centers for Medicare and Medicaid Services, or CMS, other federal agencies, state boards of pharmacy, state controlled substance agencies and more.

U.S. Government Regulation

Drug Development Process

In the United States, the FDA is a primary regulator of drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and implementing regulations. The process of obtaining regulatory approvals and compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with applicable requirements at any time during the drug development process, approval process, or after approval, may subject us to adverse consequences and administrative or judicial sanctions, any of which could have a material adverse effect on us. These sanctions could include refusal to approve pending applications; withdrawal of or restrictions on an approval; imposition of a clinical hold or other limitation on research; warning letters; product seizures; total or partial suspension of development, production, or distribution; or injunctions, fines, disgorgement, civil penalties or criminal prosecution.

The process required before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical, also known as preclinical, laboratory tests, animal studies and formulation studies conducted according to Good Laboratory Practice, or GLP, requirements, animal welfare laws and other applicable regulations;

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submission to the FDA of an IND which must become effective before clinical trials, meaning trials in human subjects, may begin in the United States, obtaining similar authorizations in other jurisdictions where clinical research will be conducted and maintaining these authorizations on a continuing basis throughout the time that trials are performed and new data are collected;

•	performance of adequate and well-controlled clinical trials according to Good Clinical Practice, or GCP, requirements to demonstrate whether a proposed drug is safe and effective for its intended use;

•	preparation and submission to the FDA of a marketing authorization application, such as an NDA, and submitting similar marketing authorization applications in other jurisdictions where commercialization will be pursued;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product will be produced to assess compliance with current good manufacturing practice, or cGMP, requirements to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA or other marketing authorization application.

The development, testing and approval process requires substantial time, effort and financial resources and bears significant, inherent risk that the individual products will not exhibit the relevant safety, effectiveness, or quality characteristics. We cannot be certain that any approvals for our product candidates will be granted on a timely basis, or with the specific terms that we desire, if at all.

An IND is a request for authorization from the FDA to administer an investigational drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human studies. The IND also includes results of animal studies or other human studies, as appropriate, as well as manufacturing information, analytical data and any available clinical data or literature to support the use of the investigational new drug. An IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to the proposed clinical trials. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before clinical trials can begin. Accordingly, submission of an IND may or may not result in the FDA allowing clinical trials to commence.

Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified investigators in accordance with GCP, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Additionally, approval must also be obtained from each clinical trial site’s institutional review board, or IRB, or ethics committee before the trials may be initiated, and the IRB or ethics committee must monitor the study until completed.

Clinical trials typically are conducted in three sequential phases that may overlap or be combined:

•	Phase 1. The drug initially is introduced into a small number of patients or healthy human volunteers and information is collected pertaining to the drug’s safety, dosage tolerance, absorption, metabolism, distribution and elimination. These trials are designed to determine the metabolism and pharmacologic actions, side effects with increasing doses and if possible, early evidence of effectiveness.

•	Phase 2. These trials include controlled clinical trials initiated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the effectiveness of the drug candidate for a particular indication in patients with the disease or condition under study, and to determine common short-term side effects and risks associated with the drug.

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Phase 3. Clinical trials are expanded and controlled trials undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites.

These clinical trials are intended to gather additional information about effectiveness and safety that is needed to evaluate the overall benefit-risk profile of the drug candidate and provide an adequate basis for physician labeling and regulatory approval.

Progress reports related to clinical trials must be submitted at least annually to the FDA and participating IRBs, and more frequent safety reports must be submitted to the FDA and to investigators for serious and unexpected suspected adverse events, and certain other purposes. Phase 1, Phase 2 and Phase 3 trials may not be completed successfully within a specified period, if at all. The FDA or the sponsor may suspend a clinical trial at any time for a variety of reasons, including a finding that the healthy volunteers or patients are being exposed to an unacceptable health risk or that the investigational product apparently lacks efficacy. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with applicable requirements or if the drug candidate has been associated with unexpected serious harm to healthy volunteers or patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a DSMB, or data safety monitoring board or committee. The DSMB reviews safety information and provides recommendations to the sponsor for whether a trial may move forward at designated check points based on access to certain data from the study. As the sponsor, we may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.

We estimate that it generally takes 10 to 15 years, or possibly longer, to discover, develop and bring to market a new pharmaceutical product in the United States. Several years may be needed to complete each phase, including discovery, preclinical, Phase 1, 2 or 3, or marketing authorization.

At times during the development of a new drug product, sponsors are given opportunities to meet with the FDA. This commonly occurs prior to submission of an IND, at the end of Phase 2 trials, and before an NDA is submitted. Meetings at other times may also be requested. These meetings provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. A pediatric study plan must be submitted within sixty days of the end of the Phase 2 meeting. Concurrent with clinical trials, companies usually complete additional animal studies and develop additional information about the chemistry and physical characteristics of the drug candidate and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate, and the manufacturer must develop methods for confirming the identity, quality, purity and potency of the final products. Additionally, appropriate packaging must be selected and tested and stability trials must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf-life and distribution pathway.

Disclosure of Clinical Trial Information

Sponsors of clinical drug trials (other than Phase 1 trials) are required to register and disclose certain clinical trial information. Information related to the product, comparator, patient population, phase of investigation, trial sites and investigators and other aspects of the clinical trial is made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of certain trials may be delayed until the new product or new indication being studied has been approved. However, there are evolving rules and increasing requirements for publication of trial-related information, and it is possible that data and other information from trials involving drugs that never garner approval could in the future be required to be disclosed. In addition, publication policies of major medical journals mandate certain registration and disclosures as a pre-condition for potential publication, even when this is not presently mandated as a matter of law. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

New Drug Application Review and Approval Processes

The results of drug candidate development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the drug candidate, proposed labeling and other relevant information are submitted to the FDA as part of an NDA, requesting approval to market the drug candidate for one or more proposed indications. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug product to the satisfaction of the FDA.

The cost of preparing and submitting an NDA is substantial. Under federal law, NDAs are subject to substantial application user fees and the sponsor of an approved NDA is also subject to annual product and establishment user fees. Under the Prescription Drug User Fee Act, or PDUFA, as amended, each NDA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. According to the FDA’s fee schedule, effective through September 30, 2015, the user fee for each NDA application requiring clinical data is $2,335,200. PDUFA also imposes an annual product fee for drugs ($110,370), and an annual establishment fee ($569,200) on facilities used to manufacture prescription drugs. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews each NDA to ensure that it is sufficiently complete for substantive review before it may be filed. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA’s goal is to review applications within ten months of the filing date or, if the application relates to an unmet medical need in a serious or life-threatening indication, six months from the filing date. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA reviews an NDA to determine, among other things, whether a drug candidate is safe and effective for its intended use and indication for use and whether its manufacturing is cGMP-compliant. The FDA may refer the NDA to an advisory committee consisting of a panel of external experts for review and recommendation as to whether the NDA should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it typically follows such recommendations.

After the FDA evaluates the NDA and conducts inspections of manufacturing facilities where the drug product and/or its active pharmaceutical ingredient will be produced, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. Even if such additional information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. The FDA could also approve the NDA with a Risk Evaluation and Mitigation Strategy, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical trials. Such post-market testing may include Phase 4 clinical trials and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

The approval process is lengthy and difficult and the FDA may refuse to approve an NDA if the applicable criteria are not satisfied, or it may require additional clinical or other data. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. The FDA will issue a Complete Response Letter if the agency decides not to approve the NDA in its present form.

The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the Complete Response Letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a product receives regulatory approval, the approval may be limited to specific diseases, dosages, or indications for use, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may require post-approval trials, sometimes referred to as Phase 4 clinical trials, to further assess a drug’s safety and effectiveness after NDA approval and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized.

Expedited Development and Review Programs

The FDA has various programs, including fast track, priority review, accelerated approval, and breakthrough therapy designation, that are intended to increase agency interactions, expedite or facilitate the process for reviewing drug candidates, and/or provide for initial approval on the basis of surrogate endpoints. We believe that our product candidates may qualify for some of these expedited development and review programs. Even if a drug candidate qualifies for one or more of these programs, the FDA may later decide that the drug candidate no longer meets the conditions for qualification.

The Fast Track program is intended to expedite or facilitate the process for reviewing new drugs that meet certain criteria. Specifically, new drugs are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug may request the FDA to designate the drug as a Fast Track product at any time during the clinical development of the product. Unique to a Fast Track product, the FDA may consider for review sections of the marketing application on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections of the application and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application.

Any product submitted to the FDA for marketing, including under a Fast Track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. Additionally, a product may be eligible for accelerated approval. Drug candidates studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means that they may be approved on the basis of adequate and well-controlled clinical studies establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical studies. Failure to conduct required post-approval trials, or the inability to confirm a clinical benefit during post-marketing trials, may allow the FDA to withdraw the drug from the market on an expedited basis. In addition, the FDA presently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Fast Track designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.

The Food and Drug Administration Safety and Innovation Act of 2012, or FDASIA, also amended the FDCA to require FDA to establish breakthrough therapy designation. A drug can be designated as a breakthrough therapy if it is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that it may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. A sponsor may request that a drug be designated as a breakthrough therapy at any time during the clinical development of the product. If so designated, FDA shall act to expedite the development and review of the product’s marketing application, including by meeting with the sponsor throughout the product’s development, providing timely advice to the sponsor to ensure that the development program to gather preclinical and clinical data is as efficient as practicable, involving senior managers and experienced review staff in a cross-disciplinary review, assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor, and taking steps to ensure that the design of the clinical trials is as efficient as practicable.

Post-Approval Requirements

Any products for which we may receive future FDA approval are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting and analysis of adverse experiences with the product, providing the FDA with updated safety, efficacy and quality information, product sampling and distribution requirements, maintaining up-to-date labels, warnings, and contraindications, and complying with promotion and advertising requirements. Products may be promoted only for the approved indications and in accordance with the approved label; products cannot be promoted for unapproved, or off-label, uses, although physicians may prescribe drugs for off-label uses in accordance with the practice of medicine. Manufacturers must continue to comply with cGMP requirements, which are extensive and require considerable time, resources and ongoing investment to ensure compliance. In addition, changes to manufacturing processes often require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs. Manufacturers and other entities involved in the manufacturing and distribution of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic inspections for compliance with cGMP and other laws. FDA and state inspections may identify compliance issues at manufacturing that may disrupt production or distribution or may require substantial resources to correct.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market, such as adverse events, the existence or severity of which was unknown when the product was approved. Later discovery of previously unknown problems with a product may result in restrictions on the product or complete withdrawal from the market. Further, the failure to maintain compliance with regulatory requirements may result in administrative or judicial actions, such as fines, warning letters, holds on clinical trials, product recalls or seizures, product detention or refusal to permit the import or export of products, refusal to approve pending applications or supplements, restrictions on marketing or manufacturing, injunctions or civil or criminal payments or penalties.

From time to time, new legislation is enacted that changes the statutory provisions governing the approval, manufacturing, and marketing of products regulated by the FDA. In addition, FDA regulations and guidance may be revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether further legislative or regulatory or policy changes will occur or be implemented and what the impact of such changes, if any, may be.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration, and specifics of FDA approval of the use of our drug candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent term to be extended up to five years as compensation for patent term effectively lost due to the FDA’s pre-market approval requirements. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension. Extensions are not granted as a matter of right and the extension must be applied for prior to expiration of the patent and within a 60 day period from the date the product is first approved for commercial marketing. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. Where a product contains multiple active ingredients, if any one active ingredient has not been previously approved, it can form the basis of an extension of patent term provided the patent claims that ingredient or the combination.

In the future, we may apply for patent term restoration for some of our presently owned patents to add patent life beyond their current expiration date, depending on the expected length of clinical trials and other factors involved in the submission of the relevant NDA; however, there can be no assurance that any such extension will be granted to us.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The specific scope varies, but fundamentally the FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity never previously approved by the FDA either alone or in combination. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the compound responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability trials, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages, or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric Information and Exclusivity

Under the FDCA, NDAs and certain supplements to NDAs must contain data adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. FDASIA, which was signed into law on July 9, 2012, amended the FDCA to require that a sponsor who is planning to submit a marketing application for a drug or biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-phase 2 meeting or as may be agreed between the sponsor and the FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials, and/or other clinical development programs.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drug candidates intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that costs of research and development of the drug for the indication can be recovered by sales of the drug in the United States. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Although there may be some increased communication opportunities, orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a drug candidate that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years, except in very limited circumstances, such as if the second applicant demonstrates the clinical superiority of its product or the manufacturer of the product with exclusivity is unable to assure sufficient quantities of the product. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee. Orphan drug exclusivity could block the approval of our drug candidates for seven years if a competitor obtains approval of the same product as defined by the FDA or if our drug candidate is determined to be contained within the competitor’s product for the same indication or disease.

As in the United States, we may apply for designation of a drug candidate as an orphan drug for the treatment of a specific indication in the European Union before the application for marketing authorization is made. Orphan drugs in the European Union enjoy economic and marketing benefits, including up to 10 years of market exclusivity for the approved indication unless another applicant can show that its product is safer, more effective or otherwise clinically superior to the orphan designated product.

The FDA and foreign regulators expect holders of exclusivity for orphan drugs to assure the availability of sufficient quantities of their orphan drugs to meet the needs of patients. Failure to do so could result in the withdrawal of marketing exclusivity for the orphan drug.

Pharmaceutical Coverage, Pricing, and Reimbursement

United States

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we obtain regulatory approval. In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products. Sales of any products for which we receive regulatory approval for commercial sale will therefore depend, in part, on the availability of coverage and adequate reimbursement from third-party payors. Third-party payors include government authorities, managed care providers, private health insurers and other organizations.

Even if the FDA approves NDAs for our drug candidates, sales of our products will depend, in part, on the availability of coverage and reimbursement by third-party payors, such as government health programs, commercial or private insurance, and managed care organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the reimbursement rate that the payor will pay for the drug product once coverage is approved. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the FDA-approved drugs for a particular indication. A decision by a third-party payor not to cover our product candidates could reduce physician utilization of our products once approved and have a material adverse effect on our sales, results of operations and financial condition. Moreover, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. Additionally, coverage and reimbursement for new products can differ significantly from payor to payor. One third-party payor’s decision to cover a particular product or service does not ensure that other payors will also provide coverage for the product or service, or will provide coverage at an adequate reimbursement rate. As a result, the coverage determination process will require us to provide scientific and clinical support for the use of our products to each payor separately and will be a time-consuming process.

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, an increasing emphasis on cost containment measures in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Third-party payors are increasingly challenging the prices charged for products and services, examining the medical necessity and reviewing the cost-effectiveness of drugs, medical devices and medical services, in addition to questioning safety and efficacy. If these third-party payors do not consider our products to be cost-effective compared to other available therapies, they may not cover our products after FDA approval or, if they do, the level of payment may not be sufficient to allow us to sell our products at a profit. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

European Union

In Europe and many other foreign countries, the success of our drug candidates we may develop depends largely on obtaining and maintaining government reimbursement, because in many foreign countries patients are unlikely to use prescription pharmaceutical products that are not reimbursed by their governments. Negotiating reimbursement rates in foreign countries can delay the commercialization of a pharmaceutical product and generally results in a reimbursement rate that is lower than the net price that companies can obtain for the same product in the United States.

In some countries, such as Germany, commercial sales of a product can begin while the reimbursement rate that a company will receive in future periods is under discussion. In other countries, a company must complete the reimbursement discussions prior to the commencement of commercial sales of the pharmaceutical product. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of drugs for which their national health insurance systems provide reimbursement and to control the prices of drugs for human use. A member state may approve a specific price for the drug or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug on the market. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries.

Other Healthcare Laws and Compliance Requirements

In addition to FDA restrictions on marketing of pharmaceutical products, pharmaceutical companies also are subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws and false claims laws, and the reporting of payments to physicians and teaching hospitals. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs and individual imprisonment, any of which could adversely affect our ability to operate our business and our financial results.

In March 2010, the Patient Protection and Affordable Health Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively, PPACA, was enacted, which includes measures that have or will significantly change the way health care is financed by both governmental and private insurers. Among the provisions of PPACA of greatest importance to the pharmaceutical industry are the following:

•	The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services, a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. Effective in 2010, PPACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs and biologic agents from 15.1% of average manufacturer price, or AMP, to 23.1% of AMP and adding a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. PPACA also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization as of 2010 and by expanding the population potentially eligible for Medicaid drug benefits. The Centers for Medicare and Medicaid Services, or CMS, have proposed to expand Medicaid rebate liability to the territories of the United States as well. In addition, PPACA provides for the public availability of retail survey prices and certain weighted average AMPs under the Medicaid program. The implementation of this requirement by the CMS may also provide for the public availability of pharmacy acquisition of cost data, which could negatively impact our sales.

•	In order for a pharmaceutical product to receive federal reimbursement under the Medicare Part B and Medicaid programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer. Effective in 2010, PPACA expanded the types of entities eligible to receive discounted 340B pricing, although, under the present state of the law, with the exception of children’s hospitals, these newly eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs when used for the orphan indication. In addition, as 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase.

•	Effective in 2011, PPACA imposed a requirement on manufacturers of branded drugs and biologic agents to provide a 50% discount off the negotiated price of branded drugs dispensed to Medicare Part D patients in the coverage gap (i.e., “donut hole”).

•	Effective in 2011, PPACA imposed an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications.

•	As part of efforts to further transparency of payments made by pharmaceutical companies to physicians, PPACA required manufacturers to track certain financial arrangements with physicians and teaching hospitals, including any “transfer of value” made or distributed to such entities, as well as any investment interests held by physicians and their immediate family members. Manufacturers were required to begin reporting this information to CMS beginning in 2014. Annual reporting is required and records of payments are publicly available for review on the CMS website.

•	As of 2010, a new Patient-Centered Outcomes Research Institute was established pursuant to PPACA to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. The research conducted by the Patient-Centered Outcomes Research Institute may affect the market for certain pharmaceutical products.

•	PPACA created the Independent Payment Advisory Board, or IPAB, which has authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription drugs. However, the IPAB implementation has been not been clearly defined. PPACA provided that under certain circumstances, IPAB recommendations will become law unless Congress enacts legislation that will achieve the same or greater Medicare cost savings.

•	PPACA established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending. Funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation from 2011 to 2019.

Anti-Kickback Laws

U.S. federal laws, including the federal Anti-Kickback Statute, prohibit fraud and abuse involving state and federal healthcare programs, such as Medicare and Medicaid. These laws are interpreted broadly and enforced aggressively by various federal agencies, including CMS, the Department of Justice, and the Office of Inspector General for the U.S. Department of Health and Human Services, or HHS, and various state agencies. These anti-kickback laws prohibit, among other things, any person from knowingly and willfully offering, paying, soliciting, receiving, or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for, or recommending of an item or service that is reimbursable, in whole or in part, by a federal healthcare program. Remuneration is broadly defined to include anything of value, such as cash payments, gifts or gift certificates, discounts, or the furnishing of services, supplies, or equipment. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers and formulary managers on the other. The anti-kickback laws are broad and prohibit many arrangements and practices that are lawful in businesses outside of the healthcare industry. A person or entity need not have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation.

The penalties for violating the anti-kickback laws can be severe. The sanctions include criminal and civil penalties, and possible exclusion from the federal healthcare programs. Many states have adopted laws similar to the federal anti-kickback laws, and some apply to items and services reimbursable by any payor, including third-party payors.

Federal and State Prohibitions on False Claims

The federal False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false, fictitious or fraudulent claim for payment to, or approval by, the federal government or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. Under the False Claims Act, a person acts knowingly if he has actual knowledge of the information or acts in deliberate ignorance or in reckless disregard of the truth or falsity of the information. Although we would not submit claims directly to government payors, manufacturers can be held liable under the False Claims Act if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, our future activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state, and third-party reimbursement for our products, and the sale and marketing of our products, are subject to scrutiny under this law.

Actions under the False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual on behalf of the federal government who shares in any amounts paid by the defendant to the government in connection with the action. The number of filings under these provisions has increased significantly in recent years. Conduct that violates the False Claims Act may also lead to exclusion from the federal healthcare programs. Further, violations of the False Claims Act can result in very significant monetary penalties and treble damages. In addition, the civil monetary penalties statute imposes penalties against any person who is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. Many states have enacted similar laws modeled after the False Claims Act that apply to items and services reimbursed under Medicaid and other state healthcare programs, and, in several states, such laws apply to claims submitted to all payors. Given the significant size of actual and potential settlements, it is expected that the government authorities will continue to devote substantial resources to investigating healthcare providers’ and manufacturers’ compliance with applicable fraud and abuse laws.

Federal Prohibitions on Healthcare Fraud and False Statements Related to Healthcare Matters

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, PPACA broadened the reach of certain criminal healthcare fraud statutes created under HIPAA by amending the intent requirement such that a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Health Insurance Portability and Accountability Act

We may also be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, including the final omnibus rule published on January 26, 2013, impose specified requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same requirements, thus complicating compliance efforts.

Physician Payment Sunshine Act

There has been a recent trend of increased federal and state regulation of payments made to physicians and other healthcare providers. The Physician Payment Sunshine Act requires most pharmaceutical manufacturers to report annually to the Secretary of HHS payments or “transfers of value” made by that entity to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Over the next several years, we will need to dedicate significant resources to establish and maintain systems and processes in order to comply with these regulations. Failure to comply with the reporting requirements can result in significant civil monetary penalties of up to an aggregate of $150,000 per year and up to an aggregate of $1.0 million per year for “knowing failures.” Covered manufacturers were required to begin collecting data on August 1, 2013 and submit reports on aggregate payment data to the government for the first reporting period (August 1, 2013 – December 31, 2013) by March 31, 2014, and were required to report detailed payment data for the first reporting period and submit legal attestation to the completeness and accuracy of such data by June 30, 2014. Thereafter, covered manufacturers covered manufacturers must submit reports by the 90th day of each subsequent calendar year. In addition, certain states require implementation of compliance programs and compliance with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, impose restrictions on marketing practices, and/or tracking and reporting of gifts, compensation and other remuneration or items of value provided to physicians and other healthcare professionals and entities. Similar laws have been enacted or are under consideration in foreign jurisdictions, including France which has adopted the Loi Bertrand, or French Sunshine Act, which became effective in 2013.

Non-U.S. Healthcare Laws

To the extent that any of our product candidates, once approved, are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or other transfers of value to healthcare professionals.

Healthcare Reform

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medical products. By way of example, in the United States, the Medicare Prescription Drug Improvement and Modernization Act of 2003, or MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for outpatient drug purchases by those covered by Medicare under a new Part D and introduced a new reimbursement methodology based on average sales prices for Medicare Part B physician-administered drugs. As a result of this legislation and the expansion of federal coverage of drug products, there is additional pressure to contain and reduce costs. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors. These cost reduction initiatives and other provisions of the MMA could decrease the coverage and reimbursement that we receive for any approved products, and could seriously harm our business.

In addition, in March 2010, PPACA was enacted, which, among other things, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care plans, imposed mandatory discounts for certain Medicare Part D beneficiaries, subjected drug manufacturers to new annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs and imposed an annual excise tax of 2.3% on any entity that manufactures or imports medical devices.

On August 2, 2011, the Budget Control Act of 2011 created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This included aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and will stay in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, the American Tax Payer Relief Act was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our drugs once approved or additional pricing pressures.

Employees

Since our inception, we have built a pioneering culture that is firmly grounded in thoughtful science. We seek out extraordinary researchers, scientists, clinicians, entrepreneurs and leaders in their respective fields, who are passionate about our mission to change how cardiovascular disease is treated and are empowered to take smart risks necessary to get us there. Our teams combine experience in traditional cardiovascular drug development as well as novel, precision development approaches for rare genetic diseases and bring best practices from a wide range of innovative companies.

We know that innovation and our ability to challenge the status quo stems from employees who understand that great scientific and medical ideas only lead to new medicines when supported by years of relentless hard work and collaboration.

As of June 30, 2015, we had 53 full-time employees. Of these employees, 37 are engaged in research and development. Our employees are not represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

We lease approximately 34,409 square feet of office space in South San Francisco, California under a lease that expires in January 19, 2020. We believe that our existing facilities and other available properties will be sufficient for our needs for the foreseeable future.

Legal Proceedings

We are not a party to any material legal proceedings at this time. From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. Although the results of litigation and claims cannot be predicted with certainty, as of the date of this prospectus, we do not believe we are party to any claim or litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers and directors, including their ages as of August 18, 2015.

Name	Age	Position(s)
Executive Officers:
Tassos Gianakakos.	42	President, Chief Executive Officer and Director
Jonathan C. Fox, M.D., Ph.D.	58	Chief Medical Officer
Jake Bauer	36	Vice President, Business Development and Business Operations
Steven Chan	43	Vice President, Corporate Controller
Joseph Lambing, Ph.D.	53	Senior Vice President, Nonclinical and Pharmaceutical Development
Robert S. McDowell, Ph.D.	57	Senior Vice President of Drug Discovery

Directors:
Mark L. Perry	59	Director
Katherine Bowdish, Ph.D.	58	Director
Charles Homcy, M.D.	67	Director
Kevin P. Starr	52	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

Tassos Gianakakos. Mr. Gianakakos has served as our Chief Executive Officer and President since October 2013 and has been a member of our board of directors since October 2013. Prior to joining us, Mr. Gianakakos was senior vice president and chief business officer at MAP Pharmaceuticals, Inc. from September 2006 to March 2013 when it was acquired by Allergan PLC. In this position, Mr. Gianakakos played an integral role in advancing the company’s two Phase 3 clinical programs and regulatory filings for LEVADEX, and led the successful co-promotion partnership agreement for the program with Allergan, as well as a global partnership with AstraZeneca PLC for the company’s Unit Dose Budesonide program. Prior to MAP Pharmaceuticals, Mr. Gianakakos led the formation of Codexis, Inc., a spin-off of Maxygen, Inc., in 2001. At Codexis, Mr. Gianakakos served as president and senior vice president, business development, and global head of Codexis’ Pharmaceuticals Business Unit. Before forming Codexis, Mr. Gianakakos was director of business development at Maxygen, where he led the company’s business development efforts for its vaccine and bio-industrial platforms, as well as financing activities including the company’s initial public offering. Prior to Maxygen, Mr. Gianakakos was a process engineer in Merck & Co., Inc.’s vaccine division. Mr. Gianakakos holds B.Sc. degrees in chemical engineering and economics from the Massachusetts Institute of Technology, an M.Sc. in biotechnology from Northwestern University and an M.B.A. from Harvard Business School. Mr. Gianakakos’ qualifications to serve on our board of directors include his role as our principal executive officer and more than 15 years of management experience in the pharmaceutical industry.

Jonathan C. Fox, M.D., Ph.D. Dr. Fox has served as our Chief Medical Officer since March 2013. Prior to joining us, he served as vice president of clinical development at AstraZeneca from November 2006 to July 2012 and before that served as an executive director at AstraZeneca from January 2004 to November 2006, with responsibility for the cardiovascular, metabolic and gastrointestinal products portfolio. Prior to AstraZeneca, he served as senior director, clinical cardiovascular research at Merck & Co. and director of clinical pharmacology at GlaxoSmithKline plc. Dr. Fox was a clinical professor of medicine at the University of Pennsylvania School of Medicine for two decades, and previously supervised a basic research laboratory focused on vascular biology. He serves as a consulting professor at Stanford University’s Cardiovascular Institute, as a consultant on Innovation, Technology and Alliances at the University of California, San Francisco, and is a longstanding Trustee of the

Lankenau Institute for Medical Research in Wynnewood, PA. Dr. Fox also served a four-year term as the Industry Representative to the U.S. Food and Drug Administration’s Cardiovascular and Renal Drug Products Advisory Committee. Dr. Fox holds B.A., Ph.D. and M.D. degrees from the University of Chicago, and completed postgraduate training in internal medicine and cardiology at Duke University.

Jake Bauer. Mr. Bauer has served as our Vice President, Business Development and Business Operations since July 2014. Prior to joining us, he was vice president, business operations and head of corporate development at Ablexis, LLC, a biotechnology company, from May 2011 to July 2014. At Ablexis, he led the development and implementation of the company’s corporate strategy and business development activities and oversaw business operations. Prior to Ablexis, Mr. Bauer was a principal at Third Rock Ventures, where he identified, evaluated and developed new opportunities for investment, assisted with startup, corporate development and operations of portfolio companies, and negotiated financings from 2007 to 2011. While at Third Rock Ventures, he was actively involved in a variety of leading biopharmaceutical companies including Agios Pharmaceuticals, Inc., CytomX Therapeutics Inc., Global Blood Therapeutics, Inc. and Zafgen, Inc. Prior to Third Rock Ventures, Mr. Bauer served in roles in the investment group at Royalty Pharma AG and the business development group at Endo Pharmaceuticals Inc., and was previously a management consultant at Putnam Associates. Mr. Bauer holds a B.Sc. in biology and a B.A. in economics from Duke University and an M.B.A. from Harvard Business School.

Steven Chan. Mr. Chan has served as our Vice President, Corporate Controller since November 2014. Prior to joining us, he held senior management positions at Solta Medical, Inc., a global medical device company, where he was a vice president and corporate controller, responsible for leading day-to-day company-wide accounting and finance operations from June 2010 to July 2014. Prior to Solta Medical, Mr. Chan was vice president, finance at Moody’s Analytics Inc. from June 2007 to June 2010, worldwide revenue director at Polycom from October 2006 to June 2007, and a regional controller at Logitech International S.A. from August 2002 to October 2006. He started his career at KPMG LLP and has experience managing the accounting and finance functions at companies in varying stages of growth. Mr. Chan is a certified public accountant in California (inactive status) and holds a B.S. in business administration from the Haas School of Business at the University of California, Berkeley.

Joseph Lambing, Ph.D. Dr. Lambing has served as our Senior Vice President, Nonclinical and Pharmaceutical Development since March 2014. Prior to joining us, he was senior vice president of development for Portola Pharmaceuticals, Inc., where he oversaw all preclinical and pharmaceutical development activities since the company’s founding from September 2003 to January 2013. Prior to Portola Pharmaceuticals, Dr. Lambing served as director of drug safety and disposition for Millennium Pharmaceuticals, Inc.’s San Francisco site from February 2002 to November 2003, and as a scientist and then director of DMPK and toxicology at COR Therapeutics, Inc. from November 1994 to February 2002. During his career, Dr. Lambing has contributed to numerous NDA and IND filings for more than a dozen new chemical entities, as well as numerous filings to support a variety of clinical trials in other countries. Dr. Lambing holds a B.S. in chemistry and a Ph.D. in biochemistry from the University of Missouri, and was a postdoctoral fellow at the University of California, San Diego.

Robert S. McDowell, Ph.D. Dr. McDowell has served as our Senior Vice President of Drug Discovery since July 2012. Prior to joining us, Dr. McDowell led drug discovery at 3-V Biosciences, Inc. from October 2008 to July 2012, advancing the company’s lead program into development. Prior to 3-V Biosciences, he served as vice president of research at Sunesis Pharmaceuticals, Inc. from January 2000 to 2008, where he oversaw drug discovery, translational research and manufacturing functions. Prior to Sunesis Pharmaceuticals, Dr. McDowell led the structural chemistry group at Axys Pharmaceuticals, Inc. Before joining Axys, Dr. McDowell was a senior scientist at Genentech Inc., where he developed successful strategies for peptidomimetic design. Dr. McDowell has authored more than 40 peer-reviewed manuscripts and is an inventor on more than 20 issued U.S. patents. Dr. McDowell holds a B.S. in chemistry and physics from Butler University and a Ph.D. in chemistry from the University of California, Berkeley.

Mark L. Perry. Mr. Perry has served as a member of our board of directors since December 2012. From October 2012 to October 2013, Mr. Perry served as an entrepreneur-in-residence at Third Rock Ventures. Since August 2011, he has served on various boards of companies and non-profit organizations. In October 2004, Mr. Perry joined Aerovance, Inc. as a director, and he served as president and chief executive officer of Aerovance from February 2007 to October 2011. Prior to that, Mr. Perry served as the senior business advisor of Gilead Sciences, Inc., Inc. from April 2004 to February 2007 and as an executive officer from May 1994 to April 2004, during which time he served in a variety of capacities, including general counsel, chief financial officer and executive vice president of operations. Earlier in his career, Mr. Perry served as an attorney at Cooley LLP, and was a partner of the firm from 1987 to 1994. Mr. Perry currently serves as a director of Nvidia Corporation and Global Blood Therapeutics, Inc. Mr. Perry is also a member of the California State Bar Association and the Association of Bioscience Financial Officers, and serves on several nonprofit boards. Mr. Perry holds a B.A. from the University of California, Berkeley, and a J.D. from the University of California, Davis. Mr. Perry’s qualifications to serve on our board of directors include more than 30 years of experience serving in professional and management positions in the biotechnology industry.

Katherine Bowdish, Ph.D. Dr. Bowdish has served as a member of our board of directors since August 2014. Dr. Bowdish is Vice President of Global R&D and Head of Sunrise at Sanofi S.A. She joined Sanofi in February 2013 to launch the Sunrise initiative following extensive experience in co-founding and leading early stage biotechnology companies including transactions involving financings, partnering and M&A. Immediately prior to joining Sanofi, Dr. Bowdish led Cambridge-based Permeon Biologics Inc., developing a novel approach to intracellular delivery of biological therapies as its president and chief science officer from January 2012 to February 2013. Prior to Permeon, Dr. Bowdish co-founded and served as president and chief executive officer of Anaphore Inc. (now RuiYi Inc.), a platform-based drug development company with a focus on trivalent biological therapies from December 2007 to June 2011. Dr. Bowdish was previously president of Alexion Antibody Technologies, Inc. from September 2000 to December 2006, and senior vice president of Alexion Pharmaceuticals, Inc. upon leading the acquisition of Prolifaron Inc. by Alexion from March 2001 to December 2006. She was the founder, chief executive officer and chief science officer of Prolifaron, from May 1997 to September 2000, a privately held antibody discovery company that grew through large pharmaceutical partnerships and ultimately an acquisition. In earlier years, Dr. Bowdish worked with Richard A. Lerner, M.D. at The Scripps Research Institute on catalytic antibodies and related antibody technologies, and at Monsanto Company in agricultural biotechnology. Dr. Bowdish holds a Ph.D. from Columbia University College of Physicians and Surgeons and a B.A. from the College of William and Mary. Dr. Bowdish’s qualifications to serve on our board of directors include her significant experience in building and leading successful biotechnology companies and her scientific expertise.

Charles Homcy, M.D. Dr. Homcy has served as a member of our board of directors since June 2012. In 2010, Dr. Homcy joined Third Rock Ventures, a venture capital firm, as a venture partner. He served as president and chief executive officer of Portola Pharmaceuticals since co-founding the company in 2003 until 2010. Prior to that, Dr. Homcy served as the president of research and development at Millennium Pharmaceuticals, following its acquisition of COR Therapeutics in 2002. He joined COR Therapeutics in 1995 as executive vice president of research and development, and he served as a director of the company from 1988 to 2002. Dr. Homcy has been a clinical professor of medicine at the University of California, San Francisco Medical School, and attending physician at the San Francisco Veterans Affairs Hospital since 1997. He was previously president of the medical research division of American Cyanamid-Lederle Laboratories, a division of Wyeth-Ayest Laboratories. He currently serves as co-chairman of the board of directors of Portola and on the board of directors of Global Blood Therapeutics, Inc., and TOPICA Pharmaceuticals, Inc. Dr. Homcy holds a B.A. and an M.D. from Johns Hopkins University. Dr. Homcy’s qualifications to serve on our board of directors include his significant experience building and leading successful biotechnology companies and his scientific expertise.

Kevin P. Starr. Mr. Starr has served as a member of our board of directors since June 2012. In April 2007, Mr. Starr co-founded Third Rock Ventures, where he remains a partner. From January 2003 to March 2007, Mr. Starr undertook a number of entrepreneurial endeavors in the life science and entertainment industries. From

December 2001 to December 2002, Mr. Starr served as chief operating officer of Millennium Pharmaceuticals. He also served as Millennium Pharmaceuticals’ chief financial officer from December 1998 to December 2002. Mr. Starr currently serves as the interim chief executive officer of Decibel Therapeutics, Inc. Mr. Starr currently serves on the board of directors of Sage Therapeutics, Inc., Alnylam Pharmaceuticals, Inc., PanOptica, Inc., Global Blood Therapeutics, Afferent Pharmaceuticals, Inc., Ember Therapeutics Inc. and Zafgen, Inc. Mr. Starr received an M.S. in corporate finance from Boston College and a B.S./B.A. in mathematics and business from Colby College. Mr. Starr’s qualifications to serve on our board of directors include his executive management roles with responsibility over key financial and business planning functions and experience in the formation, development and business strategy of multiple start-up companies in the life sciences sector.

Composition of our Board of Directors

Our board of directors consists of five members, each of whom are members pursuant to the board composition provisions of our certificate of incorporation and our stockholders agreement, which agreement is described under “Certain Relationships and Related Party Transactions” in this prospectus. These board composition provisions will terminate upon the completion of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Effective upon the completion of this offering, we intend to form a nominating and corporate governance committee. Our nominating and corporate governance committee and our board of directors may consider a broad range of factors relating to the qualifications and background of director nominees, which may include diversity, which is not only limited to race, gender or national origin, although we currently have no formal policy regarding board diversity. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is to identify persons who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director Independence

Upon the closing of this offering, we expect that our common stock will be listed on The NASDAQ Global Market, or NASDAQ. Applicable NASDAQ rules require a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. In addition, the NASDAQ rules require that (1) on the date of the completion of the offering, at least one member of each of a listed company’s audit, compensation and nominating and corporate governance committees be independent, (2) within 90 days of the date of the completion of the offering, a majority of the members of such committees be independent and (3) within one year of the date of the completion of the offering, all the members of such committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under applicable NASDAQ rules, a director will only qualify as an “independent director” if, in the opinion of the listed company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries.

On             , our board of directors undertook a review of its composition and will upon their creation review the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, our board of directors has determined that,              are independent directors, including for purposes of the NASDAQ rules and relevant federal securities laws and regulations. In making this determination, our board of directors considered our relationships with each non-employee director and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. Our board of directors has determined there are no family relationships among any of our directors or executive officers.

Staggered Board. In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering, our board of directors will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

•	Our Class I directors will be , and ;

•	Our Class II directors will be and ; and

•	Our Class III directors will be and .

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering provide that the number of directors may be changed only by resolution of our board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Committees of our Board of Directors

Our board of directors plans on establishing an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate pursuant to a charter to be adopted by our board of directors and will be effective upon the effectiveness of the registration statement of which this prospectus is a part. Following the completion of this offering, copies of each committee’s charter will be posted on the Corporate Governance section of our website, at www.myokardia.com. The inclusion of our website address in this prospectus does not incorporate by reference the information on or accessible through our website into this prospectus.

Audit Committee. Effective upon completion of this offering,             ,              and              will serve on the audit committee, which will be chaired by             . Our board of directors has determined that             ,              and              are “independent” for audit committee purposes as that term is defined in the rules of the SEC and the applicable NASDAQ rules, and has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated             as an “audit committee financial expert,” as defined under the applicable rules of the SEC. Our board of directors has determined that while              satisfy the independence requirements under applicable NASDAQ and SEC rules, they do not satisfy the independence requirements of the SEC applicable to members of audit committees. Accordingly, we are relying on the phase-in provisions of Rule 10A-3 of the Exchange Act and the NASDAQ transition rules applicable to companies completing an initial public offering, and we plan to have an audit committee comprised solely of independent directors that are independent for purposes of serving on an audit committee within one year after our listing. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our consolidated financial statements;

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly consolidated financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•	recommending based upon the audit committee’s review and discussions with management and our independent registered public accounting firm whether our audited consolidated financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring the integrity of our consolidated financial statements and our compliance with legal and regulatory requirements as they relate to our consolidated financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases and scripts.

Compensation Committee. Effective upon completion of this offering,             ,              and             will serve on the compensation committee, which will be chaired by             .

Our board of directors has determined that each member of our compensation committee is “independent” under the applicable rules and regulations of NASDAQ, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or Section 162(m). The compensation committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

•	evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and determining the compensation of our Chief Executive Officer;

•	reviewing and approving the compensation of our other executive officers;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable NASDAQ rules;

•	retaining and approving the compensation of any compensation advisors;

•	reviewing and approving our policies and procedures for the grant of equity-based awards;

•	reviewing and making recommendations to the board of directors with respect to director compensation;

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K; and

•	reviewing and discussing with the board of directors the corporate succession plans for the Chief Executive Officer and other key officers.

Nominating and Corporate Governance Committee. Effective upon completion of this offering,             ,             and              will serve on the nominating and corporate governance committee, which will be chaired by             . Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as defined in the applicable NASDAQ rules. The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	reviewing the size and composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines;

•	developing a mechanism by which violations of the code of business conduct and ethics can be reported in a confidential manner; and

•	overseeing the evaluation of the board of directors and management.

Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

We plan to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting, which will be effective upon completion of this offering. Upon the completion of this offering, our code of business conduct and ethics will be available on our website at www.myokardia.com. We intend to disclose any substantive amendments to the code, or any waivers of its requirements, on our website or in a Current Report on Form 8-K.

Board Leadership Structure and Board’s Role in Risk Oversight

We do not currently have a chairman of the board; however, once we are a public company, we plan to have the role of chairman of the board separated from the role of Chief Executive Officer. We believe that separating these positions will allow our Chief Executive Officer to focus on our day-to-day business, while allowing the chairman of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairman, particularly as the board of directors’ oversight responsibilities continue to grow. While our amended and restated bylaws and corporate governance guidelines will not require that our chairman and Chief Executive Officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees above and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will become effective immediately prior to the consummation of this offering, will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Each of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the consummation of this offering, will provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also obligate us to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table presents information regarding the total compensation earned by each individual who served as our Chief Executive Officer, or CEO, at any time during the fiscal year ended December 31, 2014 and our two other most highly compensated executive officers who were serving as executive officers as of December 31, 2014. We refer to these officers as our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)		Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(3)	Total ($)
Tassos Gianakakos	2014	$375,000	$112,875	—	—		—	$500	$488,875
Chief Executive Officer
Jonathan C. Fox, M.D., Ph.D.	2014	$355,880	$73,345	—	—		—	$500	$429,725
Chief Medical Officer
Robert S. McDowell, Ph.D.	2014	$285,375	$61,418	—	$10,078	(4)	—	$500	$357,371
Senior Vice President of Drug Discovery

(1)	The amounts reported reflect the discretionary cash bonus determined by our board of directors based on the achievement of certain performance goals and metrics as specified by our board of directors. These amounts were earned during 2014 and were paid in February 2015.
(2)	In accordance with SEC rules, these columns reflect the aggregate grant date fair value of the option awards and stock awards granted during 2014 computed in accordance with Financial Accounting Standard Board ASC Topic 718 for stock-based compensation transactions, or ASC 718. Assumptions used in the calculation of these amounts are included in Note 8 to our consolidated financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the vesting of stock options, the exercise of stock options, the lapse of our repurchase option on shares of restricted stock or the sale of shares of our common stock.
(3)	The amounts reported in this column include contributions by us in connection with 401(k) plan benefits.
(4)	Represents the aggregate grant date fair value of an option to purchase an aggregate of 150,000 shares of our common stock granted to Dr. McDowell in July 2014. 37,500 of the shares underlying the option will vest on July 1, 2015 and the remaining shares vest equally in monthly installments over the following three years through July 1, 2018.

Narrative to Summary Compensation Table

Employment Arrangements with Our Named Executive Officers

We have entered into an employment offer letter agreement with each of our named executive officers in connection with their employment with us, as described below. These employment offer letters provide for “at will” employment and do not provide for a fixed term of employment.

Tassos Gianakakos

We entered into an employment offer letter agreement with Mr. Gianakakos in September 2013, pursuant to which he began serving as our President and CEO in October 2013. The letter agreement entitles Mr. Gianakakos to an initial annual base salary of $375,000, subject to adjustment pursuant to our employee compensation policies in effect from time to time. Pursuant to the terms of his letter agreement, Mr. Gianakakos is considered annually for a bonus target of up to 35% of his annual base salary, as determined by our board of directors based on a combination of our achievement of certain performance goals and Mr. Gianakakos achievement of individual goals. In connection with his appointment as CEO, we granted Mr. Gianakakos options to purchase 2,517,000 shares of our common stock pursuant to the terms of the 2012 Equity Incentive Plan and an option award agreement dated December 5, 2013.

Jonathan C. Fox, M.D., Ph.D.

We entered into an employment offer letter agreement with Dr. Fox in March 2013, pursuant to which he assumed the role of Chief Medical Officer in March 2013. The letter agreement entitles Dr. Fox to an initial annual base salary of $350,000, subject to adjustment pursuant to our employee compensation policies in effect from time to time. Pursuant to the terms of his letter agreement, Dr. Fox also received an $80,000 sign-on bonus during his first month of employment. In connection with his appointment as Chief Medical Officer, we issued Dr. Fox options to purchase 868,000 shares of our common stock pursuant to the terms of the 2012 Equity Incentive Plan and an option award agreement dated March 13, 2013.

Robert S. McDowell, Ph.D.

We entered into an employment offer letter agreement with Dr. McDowell in June 2012, pursuant to which he assumed the role of Vice President of Drug Discovery in July 2012. The agreement entitles Dr. McDowell to an initial annual base salary of $260,000, subject to adjustment pursuant to our employee compensation policies in effect from time to time. Pursuant to the terms of his agreement, Dr. McDowell is considered annually for a bonus target of 20% of his annual base salary, as determined by the board of directors based on a combination of our achievement of certain performance goals and Dr. McDowell’s achievement of individual performance goals. Pursuant to the terms of his agreement, Dr. McDowell was issued an option to purchase 320,000 shares of our common stock on December 6, 2012 pursuant to the terms of the 2012 Equity Incentive Plan and an option award agreement.

Outstanding Equity Awards at Fiscal Year End

The following table presents the outstanding equity awards held by each of our named executive officers as of December 31, 2014:

	Option Awards					Stock Awards
Name	Number of Securities underlying Unexercised Options Exercisable (#)		Number of Securities underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares that Have Not Vested (#)		Market Value of Shares that Have Not Vested ($)(1)
Tassos Gianakakos	—		—	—	—	376,986	(2)	$64,088
	—		—	—	—	1,405,889	(3)	$239,001
Jonathan C. Fox, M.D., Ph.D.	—		—	—	—	434,000	(4)	$73,780

Robert S. McDowell, Ph.D.	193,333	(5)	126,677	$0.05	12/6/2022	—		—
	150,000	(6)	—	$0.09	7/24/2024	—		—

(1)	There was no public market for our common stock as of December 31, 2014. The fair value of our common stock as of December 31, 2014 was $0.17 per share.
(2)	Represents shares issued upon the exercise of an option to purchase 1,111,111 shares of our common stock granted to Mr. Gianakakos on December 5, 2013, of which 376,986 shares remain subject to our option to repurchase which shall lapse equally in monthly installments on the 7th of each month until such option to repurchase fully lapses on August 7, 2015, subject to continued employment with us.
(3)	Represents shares issued upon the exercise of an option to purchase 1,405,889 shares of our common stock granted to Mr. Gianakakos on December 5, 2013, of which 1,405,889 shares remain subject to our option to repurchase which shall lapse equally in monthly installments on the 7th of each month until such option to repurchase fully lapses on October 7, 2017, subject to continued employment with us.
(4)	Represents shares issued upon the exercise of an option to purchase 868,000 shares of our common stock granted Dr. Fox in March 2013, of which 434,000 shares remain subject to our option to repurchase which shall lapse equally in monthly installments on the 27th of each month until such option to repurchase fully lapses on December 27, 2016, subject to continued employment with us.
(5)	Represents shares underlying an option to purchase an aggregate of 320,000 shares of our common stock granted to Dr. McDowell in December 2012. 80,000 of the shares underlying the option vested on July 16, 2013 and the remaining shares vest equally in monthly installments over the following three years through July 16, 2016.
(6)	Represents shares underlying an option to purchase an aggregate of 150,000 shares of our common stock granted to Dr. McDowell in July 2014. 37,500 of the shares underlying the option will vest on July 1, 2015 and the remaining shares vest equally in monthly installments over the following three years through July 1, 2018.

Equity Compensation Plans

2012 Equity Incentive Plan

The 2012 Equity Incentive Plan, or the 2012 Plan, was approved by our board of directors and our stockholders on September 7, 2012. Under the 2012 Plan, 12,673,398 shares of common stock have been reserved for issuance in the form of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards or any combination of the foregoing. The shares issuable pursuant to awards granted under the 2012 Plan are authorized but unissued shares.

The 2012 Plan is administered by our board or at the discretion of the board, a committee or committees of the board or a subcommittee of such committee or committees, which has full power to select the individuals to whom awards will be granted and to determine the specific terms and conditions of each award, subject to the provisions of the 2012 Plan. Pursuant to the 2012 Plan and subject to applicable law, the committee may, in its discretion, delegate to one of more of our officers, the power to designate non-officer employees as recipients of options and to determine the number of options to be granted to such employees; provided, however, the committee must specify the total number of options to be awarded by the such officer and such officer may not grant options to himself or herself. The board may also not delegate the authority to determine the fair market value of our common stock.

The option exercise price of each option granted under the 2012 Plan is determined by our board and may not be less than the fair market value of a share of common stock on the date of grant. The term of each option is fixed by the board and may not exceed 10 years from the date of grant. The board determines at what time or times each option may be exercised when granting the option.

The 2012 Plan provides that, in connection with a sale event, the board will take one of the following actions, contingent upon the consummation of the sale event: (i) arrange for the assumption or continuation of the awards by the successor entity or substitution of the awards with similar awards of the successor entity; (ii) arrange for the assignment of any rights to acquire or repurchase the awards we may have to the successor entity; (iii) accelerate the vesting, in whole or in part, of the awards; (iv) arrange for the lapse of any acquisition or repurchase rights we may have with respect to any award; (v) cancel or arrange for the cancellation of any award, to the extent not vested or exercised prior to the consummation of the sale event; or (vi) make a payment equal to the amount by which the value of an award exceeds the exercise price of such award.

Our board may amend the 2012 Plan but no such action may adversely affect the rights of an award holder without such holder’s consent. Approval by our stockholders of amendments to the 2012 Plan must be obtained if required by law.

As of June 30, 2015, options to purchase 4,623,343 shares of common stock were outstanding under the 2012 Plan. Our board has determined not to make any further awards under the 2012 Plan following the completion of this offering.

2015 Stock Option and Incentive Plan

Prior to the effectiveness of this offering, our board of directors intends to adopt, and we expect our stockholders will approve, our 2015 Stock Option and Incentive Plan, or the 2015 Plan. Our 2015 Plan will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part and is not expected to be utilized until after the completion of this offering. Our 2015 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants, and our parent and subsidiary corporations’ employees and consultants.

We have initially reserved              shares of our common stock, or the Initial Limit, for the issuance of awards under the 2015 Plan. The 2015 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2016, by     % of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee, or the Annual Increase. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2015 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without any issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2015 Plan and 2012 Plan will be added back to the shares of common stock available for issuance under the 2015 Plan.

Stock options and stock appreciation rights with respect to no more than              shares of stock may be granted to any one individual in any one calendar year and the maximum “performance-based award” payable to any one individual under the 2015 Plan is              shares of stock or $             in the case of cash-based awards. The maximum aggregate number of shares that may be issued in the form of incentive stock options shall not exceed the Initial Limit cumulatively increased on January 1, 2016 and on each January 1 thereafter by the lesser of the Annual Increase for such year or             shares of common stock.

The 2015 Plan will be administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2015 Plan. Persons eligible to participate in the 2015 Plan will be those full or part-time officers, employees, non-employee directors and other key persons (including consultants) as selected from time to time by our compensation committee in its discretion.

The 2015 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as we may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price of each stock appreciation right may not be less than 100% of the fair market value of our common stock on the date of grant.

Our compensation committee may award shares of restricted common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2015 Plan. Unrestricted stock may be granted to participants in recognition of past services or other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant performance share awards to participants that entitle the recipient to receive shares of common stock upon the achievement of certain performance goals and such other conditions as our compensation committee shall determine.

Our compensation committee may grant cash bonuses under the 2015 Plan to participants, subject to the achievement of certain performance goals.

Our compensation committee may grant awards of restricted stock, restricted stock units, performance shares or cash-based awards under the 2015 Plan that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code. Those awards would only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that would be used with respect to any such awards include: achievement of specified research and development, publication, clinical and/or regulatory milestones, total shareholder return, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and amortization), changes in the market price of our common stock, economic value-added, funds from operations or similar measure, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, stockholder returns, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of stock, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. From and after the time that we become subject to Section 162(m) of the Code, the maximum award that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code that may be made to any one employee during any one calendar year period              is shares of common stock with respect to a stock-based award and $         with respect to a cash-based award.

The 2015 Plan provides that in the case of, and subject to, the consummation of a “sale event” as defined in the 2015 Plan, all outstanding awards may be assumed, substituted or otherwise continued by the successor entity. To the extent that the successor entity does not assume, substitute or otherwise continue such awards, then upon the effectiveness of the sale event, all stock options and stock appreciation rights will automatically terminate. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights prior to the sale event. In addition, in connection with a sale event, we may make or provide for a cash payment to participants holding options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights.

Our board of directors may amend or discontinue the 2015 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2015 Plan require the approval of our stockholders.

No awards may be granted under the 2015 Plan after the date that is ten years from the date of stockholder approval. No awards under the 2015 Plan have been made prior to the date of this prospectus.

Other Employee Benefits

401(k) Plan and Other Benefits

We maintain a tax-qualified retirement plan, or the 401(k) Plan, that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation subject to applicable annual Code limits. Employees’ pre-tax or Roth contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their contributions. Our 401(k) Plan is intended to be qualified under Section 401(a) of the Code with our 401(k) Plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to our 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from our 401(k) Plan. We make a matching contribution of $500 per year per employee. We also pay, on behalf of our employees, a portion of the premiums for health, life and disability insurance.

Pension Benefits, Non-Qualified Contribution Plans and other Non-Qualified Defined Compensation Plans

We do not provide a pension plan or non-qualified defined contribution plans for any of our employees, and none of our named executive officers participated in a non-qualified defined compensation plan during the fiscal year ended December 31, 2014.

Director Compensation

The following table provides certain information concerning compensation earned by the directors who were not named executive officers during the year ended December 31, 2014.

Name	Fees Earned or Paid in Cash ($)		All Other Compensation ($)	Total ($)
Mark L. Perry	$35,000	(1)	—	$35,000
Katherine Bowdish	—		—	—
Charles Homcy	—		—	—
Kevin P. Starr	—		—	—

(1)	Mr. Perry was paid $35,000 as cash compensation as a non-employee director during the fiscal year ended December 31, 2014.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements, we describe below the transactions, and series of similar transactions, since January 1, 2012, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000.00; and

•	any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Policies and Procedures for Related Party Transactions

Prior to this offering, we did not have a formal policy concerning transactions with related persons. In connection with this offering, we plan to adopt a written policy, effective upon completion of this offering, that requires all future transactions between us and any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of them, or any other related persons (as defined in Item 404 of Regulation S-K) or their affiliates, in which the amount involved is equal to or greater than $120,000.00, be approved in advance by our audit committee. Any request for such a transaction must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, the extent of the related party’s interest in the transaction, and whether the transaction is on terms no less favorable to us than terms we could have generally obtained from an unaffiliated third party under the same or similar circumstances.

Private Placements of Securities

Common Stock Issuances

In March 2013, we entered into a restricted stock purchase agreement with Charles Homcy, M.D., a member of our board of directors, pursuant to which we issued to Dr. Homcy an aggregate of 750,000 shares of our common stock at a price of $0.05 per share, for an aggregate purchase price of $37,500.00.

In June 2012, we entered into a securities purchase agreement with Third Rock Ventures II, L.P., or TRV II, pursuant to which we issued to TRV II an aggregate of 2,000,000 shares of our common stock at a price of $0.0001 per share, for an aggregate purchase price of $200.00. Kevin P. Starr and Dr. Homcy, each of whom is a member of our board of directors, are affiliated with TRV II.

Series A Preferred Stock Financing

In September 2012, we entered into a securities purchase agreement with TRV II pursuant to which we agreed to issue, in a series of closings, an aggregate of up to 38,000,000 shares of our Series A redeemable convertible preferred stock at a purchase price of $1.00 per share. In October 15, 2014, we entered into two amendments to the securities purchase agreement, pursuant to which the securities purchase agreement was amended to modify the timing of the planned subsequent purchases.

The following table summarizes the participation in the Series A redeemable convertible preferred stock financing by any of our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of the foregoing persons:

Name	Shares of Series A Preferred	Aggregate Purchase Price Paid		Date Purchased
Third Rock Ventures II, L.P.(1)	4,000,000	$4,000,000	(2)	9/11/2012
Third Rock Ventures II, L.P.(1)	4,600,000	$4,600,000		11/27/2012
Third Rock Ventures II, L.P.(1)	5,400,000	$5,400,000		4/15/2013
Third Rock Ventures II, L.P.(1)	5,000,000	$5,000,000		10/16/2013
Third Rock Ventures II, L.P.(1)	8,000,000	$8,000,000		2/4/2014
Third Rock Ventures II, L.P.(1)	2,500,000	$2,500,000		6/18/2014
Third Rock Ventures III, L.P(3)	2,500,000	$2,500,000		6/18/2014
Third Rock Ventures II, L.P.(1)	3,000,000	$3,000,000		7/29/2014
Third Rock Ventures III, L.P(3)	3,000,000	$3,000,000		7/29/2014

(1)	Charles Homcy and Kevin Starr, members of our board of directors, are affiliated with TRV II.
(2)	Includes 506,740 shares of Series A redeemable convertible preferred stock issued at a price of $1.00 per share upon the conversion of principal and accrued interest under convertible promissory notes previously issued by us to TRV II.
(3)	Charles Homcy and Kevin Starr, members of our board of directors, are affiliated with TRV III.

Series A-1 Preferred Stock Financing

In August 2014, we entered into a securities purchase agreement with Aventis Inc., or Sanofi, pursuant to which we agreed to issue, in a single closing, an aggregate of 6,666,667 shares of our Series A-1 redeemable convertible preferred stock at a price of $1.50 per share.

The following table summarizes the participation in the Series A-1 redeemable convertible preferred stock financing by any of our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of the foregoing persons:

Name	Shares of Series A-1 Preferred	Aggregate Purchase Price Paid	Date Purchased
Aventis Inc.(1)	6,666,667	$10,000,000.50	8/1/2014

(1)	Katherine Bowdish, a member of our board of directors, is affiliated with Aventis.

Series B Preferred Stock Financing

In April 2015, we entered into a securities purchase agreement with various investors, pursuant to which we agreed to issue, in April 2015, an aggregate of 17,068,646 shares of our Series B redeemable convertible preferred stock at a price of $2.6950 per share.

The following table summarizes the participation in the Series B redeemable convertible preferred stock financing by any of our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of the foregoing persons:

Name	Shares of Series B Preferred	Aggregate Purchase Price Paid	Date Purchased
Fidelity Select Portfolios: Biotechnology Portfolio	8,237,477	$22,200,000.52	4/20/2015
Fidelity Advisors Series VII: Fidelity Advisor Biotechnology Fund	1,781,076	$4,799,999.82	4/20/2015
Aventis Inc.(1)	1,855,288	$5,000,001.16	4/28/2015

(1)	Katherine Bowdish, a member of our board of directors, is affiliated with Aventis.

Agreements with Stockholders

In connection with the Series B redeemable convertible preferred stock financing, we entered into the Second Amended and Restated Investors’ Rights Agreement, dated as of April 20, 2015, as amended on April 20, 2015, with certain of our stockholders, including our principal stockholders and their affiliates, and the Second Amended and Restated Stockholders Agreement, dated as of April 20, 2015, with certain of our stockholders, including our principal stockholders and their affiliates. All of the material provisions of these agreements will terminate immediately prior to the completion of this offering, other than the provisions relating to registration rights, which will continue in effect following the completion of this offering and entitle the holders of such rights to have us register their shares of our common stock for sale in the United States. See “Description of Capital Stock—Registration Rights.”

Since our inception in 2012, we have received consulting and management services pursuant to an unwritten agreement with TRV, or the TRV Agreement, which through its affiliates, has a controlling interest in us. During the year ended December 31, 2014, we paid TRV an aggregate of $270,000 for these services, which included, among other things, the services of Dr. Homcy, as well as other personnel, and the supervision of our financial, legal, and executive recruitment. We have paid TRV an aggregate of $1,352,000 for these services from our inception through June 30, 2015 pursuant to the TRV Agreement. Dr. Homcy and Mr. Starr are affiliated with TRV.

In August 2014, we entered into a license and collaboration agreement with Aventis Inc., a holder of more than 5% of our capital stock. See “Business—Sanofi Collaboration” for a description of the terms of this agreement.

Loan to Member of the Board of Directors

In March 2013, we loaned $37,500.00 in principal amount to Dr. Charles Homcy, a member of our board of directors, in connection with Dr. Homcy’s purchase of restricted shares of our common stock. The loan is evidenced by a Full Recourse Secured Promissory Note and Pledge Agreement and bears interest at an annual rate of 1.09%. The loan is secured by 750,000 shares of our common stock and is due immediately prior to filing a registration statement for this offering.

Indemnification Agreements

We have entered into or plan to enter into indemnification agreements with each of our directors and executive officers, the form of which is attached as an exhibit to the registration statement of which this prospectus is a part. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

PRINCIPAL STOCKHOLDERS

The following table presents information concerning the beneficial ownership of the shares of our common stock as of June 30, 2015 by:

•	each person we know to be the beneficial owner of 5% or more of our outstanding shares of our capital stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, a person is deemed to be a beneficial owner of our common stock if that person has a right to acquire ownership within 60 days by the exercise of options or the conversion of our redeemable convertible preferred stock. A person is also deemed to be a beneficial owner of our common stock if that person has or shares voting power, which includes the power to vote or direct the voting of our common stock, or investment power, which includes the power to dispose of or to direct the disposition of such capital stock. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.

Percentage of beneficial ownership in the table below is based on 75,945,728 shares of common stock deemed to be outstanding as of June 30, 2015, assuming the conversion of all outstanding shares of redeemable convertible preferred stock into common stock, and              shares of common stock outstanding after the completion of this offering. The table below assumes that the underwriters do not exercise their option to purchase additional shares. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of June 30, 2015 are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, the address of each individual listed below is c/o MyoKardia, Inc., 333 Allerton Ave., South San Francisco, CA 94080.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned before Offering	Number of Shares Beneficially Owned after Offering	Percentage of Shares Beneficially Owned before Offering	Percentage of Shares Beneficially Owned after Offering
5% or Greater Stockholders:
Entities affiliated with Third Rock Ventures(1)	40,000,000	40,000,000	52.67%		%
Entities affiliated with Fidelity(2)	10,018,553	10,018,553	13.19%		%
Aventis Inc.(3)	8,521,955	8,521,955	11.22%		%

Executive Officers and Directors:					%
T. Anastasios Gianakakos(4)	3,282,000	3,282,000	4.28%		%
Robert S. McDowell M.D.(5)	372,291	372,291	* %	*	%
Jonathan C. Fox, M.D., Ph.D(6)	868,000	868,000	1.14%		%
Katherine Bowdish Ph.D.(7)	—	—	—	—
Mark L. Perry(8)	75,000	75,000	* %	*	%
Charles Homcy, M.D.(9)	750,000	750,000	* %	*	%
Kevin P. Starr(1)(10)	40,000,000	40,000,000	52.67%		%
All executive officers and directors as a group (10 persons)(11)	46,377,291	46,377,291	59.96%		%

*	Represents beneficial ownership of less than one percent.

(1)	Consists of: (i) 2,000,000 shares of common stock held by Third Rock Ventures II, L.P. (“TRV II LP”), (ii) 32,500,000 shares of Series A redeemable convertible preferred stock held by TRV II and (iii) 5,5000,000 shares of Series A redeemable convertible preferred stock held by Third Rock Ventures III, L.P. (“TRV III LP”). Each of Third Rock Ventures II GP, LP (“TRV II GP”), the general partner of TRV II LP, and Third Rock Ventures GP II, LLC (“TRV II LLC”), the general partner of TRV II GP, and Mark Levin, Kevin Starr and Robert Tepper, the managers of TRV II LLC, may be deemed to have voting and investment power over the shares held of record by TRV II LP, and each of Third Rock Ventures III GP, LP (“TRV III GP”), the general partner of TRV III LP, and Third Rock Ventures GP III, LLC (“TRV III LLC”), the general partner of TRV III GP, and Mark Levin, Kevin Starr and Robert Tepper, the managers of TRV III LLC, may be deemed to have voting and investment power over the shares held of record by TRV III LP. The address for each of TRV II LP and TRV III LP is 29 Newbury Street, Suite 401, Boston, MA 02116.
(2)	Consists of: (i) 8,237,477 shares of Series B redeemable convertible preferred stock held by Fidelity Select Portfolios: Biotechnology Portfolio and (ii) 1,781,076 shares of Series B redeemable convertible preferred stock held by Fidelity Advisors Series VII: Fidelity Advisor Biotechnology Fund. These accounts are managed by direct or indirect subsidiaries of FMR LLC. Edward C. Johnson 3d is a Director and the Chairman of FMR LLC and Abigail P. Johnson is a Director, the Vice Chairman and the President of FMR LLC. Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address for Fidelity Select Portfolios: Biotechnology Portfolio is Brown Brothers Harriman & Co., 525 Washington Blvd., Jersey City, NJ 07310, Attn: Michael Lerman, 15th Floor, Corporate Actions, and the address for Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund is State Street Bank & Trust, PO Box 5756, Boston, Massachusetts 02206, Attn: Bangle & Co fbo Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund.
(3)	Consists of: (i) 6,666,667 shares of Series A-1 redeemable convertible preferred stock and (ii) 1,855,288 shares of Series B redeemable convertible preferred stock held by Aventis Inc. Aventis Inc. is a wholly owned indirect subsidiary of Sanofi. Sanofi has the ability to exercise voting and dispositive power over the shares held by Aventis Inc. The address for Aventis Inc. is 55 Corporate Drive Bridgewater, NJ 08807.
(4)	Consists of: (i) 2,517,000 shares of common stock, of which 1,468,250 shares are subject to our right of repurchase as of June 30, 2015 held by Mr. Gianakakos and (ii) options to purchase 765,000 shares of common stock that are exercisable within 60 days of June 30, 2015, held by Mr. Gianakakos.
(5)	Consists of: options to purchase 372,291 shares of common stock that are exercisable within 60 days of June 30, 2015 held by Dr. McDowell.
(6)	Consist of: (i) 868,000 shares of common stock, of which 325,500 shares are subject to our right of repurchase as of June 30, 2015 held by Dr. Fox.
(7)	Dr. Bowdish is affiliated with Aventis Inc. Aventis Inc. is a wholly owned indirect subsidiary of Sanofi. Sanofi has the ability to exercise voting and dispositive power over the shares held by Aventis Inc.; however, Dr. Bowdish is not deemed to have any voting or dispositive power over the shares held by Aventis Inc.
(8)	Consists of: 75,000 shares of common stock held by Mr. Perry.
(9)	Consists of: 750,000 shares of common stock held by Dr. Homcy, which were pursuant to a restricted stock purchase agreement the purchase price of which was paid through a promissory note from Dr. Homcy to the Company, as more fully described below under “Certain Relationships and Related Party Transactions”. Dr. Homcy is affiliated with TRV II LP and TRV III LP.
(10)	Mr. Starr is affiliated with TRV II LP and TRV III LP. Each of TRV II GP, the general partner of TRV II LP, and TRV II LLC, the general partner of TRV II GP, and Mark Levin, Kevin Starr and Robert Tepper, the managers of TRV II LLC, may be deemed to have voting and investment power over the shares held of record by TRV II LP, and each of TRV III GP, the general partner of TRV III LP, and TRV III LLC, the general partner of TRV III GP, and Mark Levin, Kevin Starr and Robert Tepper, the managers of TRV III LLC, may be deemed to have voting and investment power over the shares held of record by TRV III LP. No stockholder, director, officer, manager, member or employee of TRV II GP, TRV III GP, TRV II LLC or TRV III LLC has beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of any shares held by TRV II LP or TRV III LP.
(11)	Includes the number of shares beneficially owned by the named executive officers and directors listed in the above table, as well as (i) 300,000 shares of common stock, of which 300,000 shares are subject to our right of repurchase as of June 30, 2015 and options to purchase 60,000 shares of common stock that are exercisable within 60 days of June 30, 2015, held by Jacob Bauer, (ii) 320,000 shares of common stock, of which 220,000 are subject to our right to repurchase as of June 30, 2015 and options to purchase 125,000 shares of common stock that are exercisable within 60 days of June 30, 2015, held by Joseph Lambing and (iii) 150,000 shares of common stock, of which 150,000 are subject to our right to repurchase as of June 30, 2015 and options to purchase 45,000 shares of common stock that are exercisable within 60 days of June 30, 2015, held by Steven Chan.

DESCRIPTION OF CAPITAL STOCK

Upon the completion of this offering, our authorized capital stock will consist of              shares of common stock, par value $0.0001 per share, and              shares of preferred stock, par value $0.0001 per share, all of which will be undesignated, and there will be              shares of common stock outstanding and no shares of preferred stock outstanding. As of June 30, 2015, we had approximately 69 record holders of our capital stock. All of our outstanding shares of redeemable convertible preferred stock will convert into shares of our common stock immediately prior to the completion of this offering. In addition, upon the completion of this offering,              options to purchase shares of our common stock will be outstanding and              shares of our common stock will be reserved for future grants under our equity incentive plans.

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries of material terms and provisions and are qualified by reference to our amended and restated certificate of incorporation and bylaws, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part. The descriptions of our common stock and preferred stock reflect amendments to our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering.

Common Stock

Upon the completion of this offering, we will be authorized to issue one class of common stock. Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Except as described under “Antitakeover Effects of Delaware Law and Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws” below, a majority vote of the holders of common stock is generally required to take action under our amended and restated certificate of incorporation and bylaws. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights and no sinking fund provisions are applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Upon the completion of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to an aggregate of              shares of preferred stock in one or more series. Our board of directors can designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deferring or preventing a change in control of our company, which might harm the market price of our common stock. See also “Antitakeover Effects of Delaware Law and Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws—Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws—Undesignated preferred stock” below.

Our board of directors will make any determination to issue such shares based on its judgment as to our company’s best interests and the best interests of our stockholders. Upon the completion of this offering, we will have no shares of preferred stock outstanding and we have no current plans to issue any shares of preferred stock following completion of this offering.

Registration Rights

Upon the completion of this offering, the holders of approximately 64.0 million shares of our common stock, including shares issuable upon the conversion of our convertible preferred stock, or their permitted transferees, which we refer to as our registrable securities, are entitled to rights with respect to the registration of these securities under the Securities Act of 1933, as amended, or the Securities Act. These rights are provided under the terms of an investor rights agreement. The investor rights agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses incurred in connection with registrations under the investor rights agreement will be borne by us, and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand Registration Rights

Upon the completion of this offering, the holders of our registrable securities are entitled to demand registration rights. Under the terms of the investor rights agreement, we will be required, upon the request of holders of at least 25% of our outstanding registrable securities, to file a registration statement with an anticipated offering amount of at least $3.0 million and use commercially reasonable efforts to effect the registration of these shares for public resale. We are required to effect up to two registrations pursuant to this provision of the investor rights agreement. A demand for registration may not be made until six months after the effective date of the registration statement for this offering.

Short Form Registration Rights

Upon the completion of this offering, the holders of our registrable securities are also entitled to short form registration rights. Pursuant to the investor rights agreement, if we are eligible to file a registration statement on Form S-3, upon the request of holders of at least 25% of our outstanding registrable securities to sell registrable securities with an anticipated aggregate offering amount of at least $1.0 million net of certain expenses related to the offering, we will be required to use our commercially reasonable efforts to effect a registration of such shares. We are required to effect up to two registrations in any twelve month period pursuant to this provision of the investor rights agreement.

Piggyback Registration Rights

The holders of our registrable securities are entitled to piggyback registration rights. If we register any of our securities either for our own account or for the account of other security holders, the holders of our outstanding registrable securities are entitled to include their shares in the registration. Subject to certain exceptions contained in the investor rights agreement, we and the underwriters may limit the number of shares included in the underwritten offering if the underwriters determine that marketing factors require a limitation of the number of shares to be underwritten.

Indemnification

Our investor rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expenses of Registration

We will pay the registration expenses, subject to certain limited exceptions contained in the investor rights agreement, of the holders of the shares registered pursuant to the demand, short form and piggyback registration rights described above, including the expenses of one counsel for the selling holders.

Expiration of Registration Rights

The registration rights granted under the investor rights agreement will terminate upon the earlier of (i) a deemed liquidation event, as defined in our amended and restated certificate of incorporation (as in effect prior to the completion of this offering) or certain other events constituting a sale of the company, (ii) the consummation of a transaction or series of transactions in which a person, or a group of persons, acquires from our stockholders, shares representing more than 50% of our outstanding voting stock, (iii) at such time after our initial public offering when all registrable securities could be sold under Rule 144 of the Securities Act or a similar exemption without limitation during a three-month period without registration or (iv) the third anniversary of our initial public offering.

Antitakeover Effects of Delaware Law and Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Certain provisions of the Delaware General Corporation Law and of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests. However, we believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Delaware Takeover Statute

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, or Section 203. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•	at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge, exchange, mortgage or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect immediately prior to the completion of this offering will include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies. In accordance with our amended and restated certificate of incorporation, our board is divided into three classes serving staggered three-year terms, with one class being elected each year. Our amended and restated certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of     % or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No written consent of stockholders. Our amended and restated certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholder without holding a meeting of stockholders.

Meetings of stockholders. Our amended and restated bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our amended and restated bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements. Our amended and restated bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in our amended and restated bylaws.

Amendment to certificate of incorporation and bylaws. As required by the Delaware General Corporation Law, any amendment of our amended and restated certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our amended and restated certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our amended and restated certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated preferred stock. Our amended and restated certificate of incorporation provides for authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our amended and restated certificate of incorporation grants our board of directors’ broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             . The transfer agent and registrar’s address is             .

Listing

We intend to apply to list our common stock on The NASDAQ Global Market under the symbol “MYOK.”

Limitations of Liability and Indemnification Matters

For a discussion of liability and indemnification, see “Management—Limitation on Liability and Indemnification Matters.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Sale of Restricted Shares

Based on the number of shares of common stock outstanding as of June 30, 2015, upon completion of this offering,             shares of common stock will be outstanding, assuming no exercise by the underwriters of their option to purchase additional shares and no exercise of options. All of the shares sold in this offering will be freely tradable. The remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 or Rule 701 under the Securities Act. “Restricted securities” as defined under Rule 144 of the Securities Act were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or qualified for an exemption from registration, such as under Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares then outstanding, which will equal approximately shares immediately after this offering assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of shares outstanding as of June 30, 2015; or

•	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, or Rule 701, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

In connection with this offering, we, each of our directors and executive officers, and holders of approximately                 shares of our outstanding stock have agreed with the underwriters that for a period of 180 days following the date of this prospectus, subject to certain exceptions, we will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock. Credit Suisse Securities (USA) LLC and Cowen and Company, LLC may, in their sole discretion, at any time, release all or any portion of the shares from the restrictions in this agreement.

Rule 10b5-1 Trading Plans

Following the completion of this offering, certain of our officers and directors may adopt written plans, known as Rule 10b5-1 trading plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis to diversify their assets and investments. Under these 10b5-1 trading plans, a broker may execute trades pursuant to parameters established by the officer or director when entering into the plan, without further direction from such officer or director. Such sales would not commence until the expiration of the applicable lock-up agreements entered into by such officer or director in connection with this offering.

Registration Rights

We are party to an investor rights agreement which provides that holders holding approximately 64.0 million shares of our common stock, including shares issuable upon the conversion of our convertible preferred stock, have the right to demand that we file a registration statement or request that their shares of our common stock be covered by a registration statement that we are otherwise filing. See “Description of Capital Stock—Registration Rights” in this prospectus. Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period described above and under “Underwriting” in this prospectus, and to the extent such shares have been released from any repurchase option that we may hold.

Equity Incentive Plans

Following the completion of this offering, we will file a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to options outstanding or reserved for issuance under our equity incentive plans. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements. For a more complete discussion of our equity incentive plans, see “Executive and Director Compensation—Equity Compensation Plans.”

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS TO

NON-U.S. HOLDERS

The following is a general discussion of certain material U.S. federal income and estate tax considerations relating to ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Internal Code) have authority to control all substantial decisions of the trust or if the trust has a valid election in effect to be treated as a United States person under applicable U.S. Treasury Regulations.

A modified definition of “non-U.S. holder” applies for U.S. federal estate tax purposes (as discussed below).

This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax considerations to non-U.S. holders described in this prospectus. In addition, the Internal Revenue Service, or the IRS, could challenge one or more of the tax considerations described in this prospectus.

We assume in this discussion that each non-U.S. holder holds shares of our common stock as a capital asset (generally, property held for investment) within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of state, local or non-U.S. taxes, alternative minimum tax, or U.S. federal taxes other than income and estate taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	pension plans;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

•	certain U.S. expatriates;

•	persons who have elected to mark securities to market;

•	persons subject to the unearned income Medicare contribution tax; or

•	persons that acquire our common stock as compensation for services.

In addition, this discussion does not address the tax treatment of partnerships (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other entities that are transparent for U.S. federal income tax purposes or persons who hold their common stock through partnerships or other entities that are transparent for U.S. federal income tax purposes. In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a person treated as a partner in such partnership for U.S. federal income tax purposes generally will depend on the status of the partner, the activities of the partner and the partnership and certain determinations made at the partner level. A person treated as a partner in a partnership or who holds their stock through another transparent entity should consult their own tax advisor regarding the tax considerations of the ownership and disposition of our common stock through a partnership or other transparent entity, as applicable.

Prospective investors should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of our common stock.

Distributions on our Common Stock

We do not currently anticipate paying any dividends on our capital stock in the foreseeable future. See “Dividend Policy” above in this prospectus. However, in the event that we do pay distributions of cash or property on our common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “Gain on Sale, Exchange or Other Taxable Disposition of Common Stock.”

Subject also to the discussions below under the headings “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act,” dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not constitute a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by U.S. Treasury Regulations. If we or another withholding agent withhold an excess amount a non-U.S. holder may be entitled to a refund or credit of any excess tax withheld by timely filing an appropriate claim with the IRS.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax described above if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain this exemption, a non-U.S. holder must generally provide us or the applicable withholding agent with a properly executed original and unexpired IRS Form W-8ECI properly certifying such exemption. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or applicable successor form) certifying qualification for the Lower treaty rate and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances. The certification requirements described above also may require a non-U.S. holder to provide its U.S. taxpayer identification number.

Gain on Sale, Exchange or Other Taxable Disposition of Common Stock

Subject to the discussions below under the headings “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on gain recognized on a sale, exchange or other taxable disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons, and, if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a rate of 30%, or a lower rate as may be specified by an applicable income tax treaty, may also apply on such effectively connected gain;

•	the non-U.S. holder is a non-resident alien individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the amount by which the non-U.S. holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition (without taking into account any capital loss carryovers), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such Losses; or

•	we are or were a “U.S. real property holding corporation” during a certain look-back period, unless our common stock is “regularly traded” (as defined by applicable Treasury Regulations) on an established securities market and the non-U.S. holder owned no more than five percent of our outstanding common stock, directly or indirectly, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance in this regard, we believe that we have not been and are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

We (or the applicable paying agent) must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Generally, a holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a foreign broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Foreign Account Tax Compliance Act

Legislation commonly referred to as the Foreign Account Tax Compliance Act and associated guidance, or collectively, FATCA, will generally impose a 30% withholding tax on any “withholdable payment” (as defined below) to a “foreign financial institution,” unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners) or another applicable exception applies or such institution is compliant with applicable foreign law enacted in connection with an applicable intergovernmental agreement between the United States and a foreign jurisdiction. FATCA will also generally impose a 30% withholding tax on any “withholdable payment” (as defined below) to a foreign entity that is not a financial institution, unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity (which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity), if any, or another applicable exception applies or such entity is compliant with applicable foreign law enacted in connection with an applicable intergovernmental agreement between the United States and a foreign jurisdiction. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

Under final regulations and other current guidance, “withholdable payments” will generally include dividends on our common stock, as well as the gross proceeds of a disposition of our common stock on or after January 1, 2017. The FATCA withholding tax will apply regardless of whether a payment would otherwise be exempt from or not subject to U.S. nonresident withholding tax (e.g., as capital gain).

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

The preceding discussion of material U.S. federal tax considerations is for general information only. It is not tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed changes in applicable laws or under the tax laws of an applicable income tax treaty.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Cowen and Company, LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Cowen and Company, LLC
BMO Capital Markets Corp.
Wedbush Securities Inc.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to             additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel including the validity of the shares, and subject to other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The offering of the shares by the underwriters is also subject to the underwriters’ right to reject any order in whole or in part.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to $         per share. After the initial public offering the representatives may change the public offering price and selling concession to broker/dealers.

The following table summarizes the compensation we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us

We estimate that our out of pocket expenses for this offering (not including any underwriting discounts and commissions) will be approximately $         million. We have agreed to reimburse the underwriters for expenses of up to $         related to clearance of this offering with the Financial Industry Regulatory Authority, Inc., or FINRA.

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed     % of the shares of common stock being offered.

We have agreed that we will not offer, sell, issue, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus. The restrictions described in this paragraph do not apply to (a) grants of employee stock options or other equity-based awards pursuant to the terms of our equity inventive plans, (b) issuances of shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock pursuant to the exercise of such options or other equity-based awards, (c) issuances of shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or option or (d) the issuance of shares of our common stock in this offering, provided in the case of clauses (b) and (c), the recipients of such shares of our common stock or securities agree to be bound by a lockup letter in the form executed by our directors, officers and existing securityholders.

Our officers, directors and substantially all of our existing security holders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. The restrictions described in this paragraph do not apply to:

(a) any shares of our common stock acquired by the lock-up signatory in the offering or in the open market;

(b) the exercise with cash of stock options or other similar awards granted pursuant to our equity incentive plans, provided that such restrictions shall apply to any of the lock-up signatory’s shares of common stock issued upon such exercise or the cashless exercise of stock options (the term cashless exercise being intended to include the surrender of a portion of the option shares or previously owned shares to the Company to cover payment of the exercise price) for the purposes of exercising such stock options solely in the case of termination of employment or board service following death, disability or other than for cause (including any such transfer in respect of tax liabilities arising from such exercise) if such options would otherwise expire;

(c) the establishment of any contract, instruction or plan, referred to herein as a Plan, that satisfies all of the requirements of Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that no sales of the lock-up signatory’s shares of common stock shall be made pursuant to such a Plan prior to the expiration of the 180-day period referred to above;

(d) transfers of our common stock or other securities as a bona fide gift or gifts not involving a disposition for value or for bona fide estate planning purposes, as a bona fide gift to a charity or educational institution, transfers to a member or members of the lock-up signatory’s family or to a trust, the direct or indirect beneficiaries of which are the lock-up signatory and/or a member or members of the lock-up signatory’s family, by testate succession or intestate distribution, if the undersigned is a trust, to any beneficiary of the undersigned or to the estate of any such beneficiary, distributions not involving a disposition for value of shares of our common stock or such other securities to members, partners or stockholders of, or owner of a similar equity interest in, the lock-up signatory or to any corporation, partnership or other person or entity that is a direct or indirect affiliate of the lock-up signatory, or transfers of our common stock or any security convertible into or exchangeable for shares of our common stock that occurs by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement or other court order provided that each donee, distributee or transferee, as the case may be, agrees to be subject to the same restrictions as the lock-up signatory; and

(e) the transfer of the lock-up signatory’s shares of our common stock or any security convertible into or exercisable or exchangeable for shares of our common stock to us pursuant to any contractual arrangement in effect on the date of the lock-up agreement that provides for the repurchase of the lock-up signatory’s shares of common stock or such other securities by us or in connection with the termination of the lock-up signatory’s employment or other service relationship with us.

In the case of any transfer or distribution pursuant to clause (b) through (d), no filing by any party under the Exchange Act or other public announcement shall be required or voluntarily made (other than a filing on Form 5 after the expiration of the 180-day period referred to above). In the case of clause (a), no filing by any party under the Exchange Act or other public announcement shall be required or voluntarily made with respect to the subsequent sales of such Securities acquired by the lock-up signatory in the offering or in the open market (other than a filing on Form 5 after the expiration of the 180-day period referred to above).

We have agreed to indemnify the several underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect. We intend to apply to list our common stock on The NASDAQ Global Market under the symbol “MYOK.”

Prior to the offering, there has been no public market for our common stock. The initial public offering price was determined through negotiations between us and the representatives. In determining the initial public offering price, we and the representatives considered a number of factors including:

•	the information set forth in this prospectus and otherwise available to the underwriters;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the recent market prices of, and demand for, publicly-traded common stock of generally comparable companies;

•	the general condition of the securities markets at the time of the offering; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that shares of our common stock will trade in the public market at or above the initial public offering price.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, creating a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each such Member State referred to herein as a Relevant Member State, each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of shares which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus

Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity, within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of the shares in circumstances in which Section 21 of the FSMA does not apply to us; and

(b) it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Goodwin Procter LLP, San Francisco, California and for the underwriters by Latham & Watkins LLP, Menlo Park, California.

EXPERTS

The audited financial statements as of December 31, 2014 and 2013 and for each of the two years in the period ended December 31, 2014 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, NE, Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 100 F Street, NE, Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1(800) SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers like us that file electronically with the SEC.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the web site of the SEC referred to above. We maintain a website at www.myokardia.com. Upon consummation of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

MYOKARDIA, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

MyoKardia, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and of cash flows present fairly, in all material respects, the financial position of MyoKardia, Inc. at December 31, 2014 and December 31, 2013, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

August 19, 2015

MYOKARDIA, INC.

Consolidated Balance Sheets

(In thousands, except share and per share data)

	As of December 31,		June 30, 2015	Pro forma stockholders’ equity as of June 30, 2015 (See Note 2)
	2013	2014
			(unaudited)
Assets
Current assets:
Cash	$1,911	$43,648	$73,076
Prepaid expenses and other current assets	232	430	566

Total current assets	2,143	44,078	73,642
Property and equipment, net	2,432	2,423	3,038
Other long term assets	128	388	984

Total assets	$4,703	$46,889	$77,664

Liabilities, redeemable convertible preferred stock, and stockholders’ equity (deficit)
Current liabilities
Accounts payable	$1,239	$886	$1,627
Accrued liabilities	726	2,331	2,985
Redeemable convertible preferred stock call option liability, net	303	314	—
Deferred revenue	—	14,199	14,199

Total current liabilities	2,268	17,730	18,811
Other long-term liabilities	294	278	645
Deferred revenue—noncurrent	—	14,199	7,099

Total liabilities	2,562	32,207	26,555

Commitments and contingencies (Note 6)
Series A redeemable convertible preferred stock, $0.0001 par value, 38,500,000 shares authorized at December 31, 2013 and 2014 and June 30, 2015 (unaudited); 19,250,000, 38,250,000, and 38,250,000 shares issued and outstanding at December 31, 2013 and 2014 and June 30, 2015 (unaudited), respectively; liquidation value of $20,468, $42,006 and $43,523 at December 31, 2013 and 2014 and June 30, 2015 (unaudited), respectively; no shares authorized, issued or outstanding pro forma at June 30, 2015 (unaudited)	19,388	41,359	42,927	$—
Series A-1 redeemable, convertible preferred stock, $0.0001 par value, zero, 6,666,667 and 6,666,667 shares authorized at December 31, 2013 and 2014 and June 30, 2015 (unaudited), respectively; zero, 6,666,667, and 6,666,667 shares issued and outstanding at December 31, 2013 and 2014 and June 30, 2015 (unaudited), respectively; liquidation value of zero, $10,327 and $10,723 at December 31, 2013 and 2014 and June 30, 2015 (unaudited), respectively; no shares authorized, issued or outstanding pro forma at June 30, 2015 (unaudited)	—	10,229	10,633	—
Series B redeemable convertible preferred stock, $0.0001 par value, zero, zero and 17,068,646 shares authorized at December 31, 2013 and 2014 and June 30 2015 (unaudited), respectively; zero, zero, and 17,068,646 shares issued and outstanding at December 31, 2013 and 2014 and June 30, 2015 (unaudited), respectively; liquidation value of zero, zero and $46,716 at December 31, 2013 and 2014 and June 30, 2015 (unaudited), respectively; no shares authorized, issued or outstanding pro forma at June 30, 2015 (unaudited)	—	—	46,557	—

Stockholders’ equity (deficit)
Common stock, $0.0001 par value, 55,000,000, and 65,000,000 and 100,000,000 shares authorized at December 31, 2013 and 2014 and June 30, 2015 (unaudited), respectively; 11,679,500, 13,356,645 and 13,960,415 shares issued and outstanding at December 31, 2013 and 2014 and June 30, 2015 (unaudited), respectively; 75,945,728 shares outstanding, pro forma at June 30, 2015 (unaudited)	1	1	1	7
Additional paid-in capital	—	—	—	100,111
Accumulated deficit	(17,248)	(36,907)	(49,009)	(49,009)

Total stockholders’ equity (deficit)	(17,247)	(36,906)	(49,008)	51,109

Total liabilities, redeemable convertible preferred stock, and stockholders’ equity (deficit)	$4,703	$46,889	$77,664	$51,109

The accompanying notes are an integral part of these consolidated financial statements

MYOKARDIA, INC.

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share data)

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
			(unaudited)
Collaboration and license revenue	$—	$5,916	$—	$7,099

Operating expenses:
Research and development	11,603	18,296	8,774	13,345
General and administrative	2,029	4,838	1,802	3,661

Total operating expenses	13,632	23,134	10,576	17,006

Loss from operations	(13,632)	(17,218)	(10,576)	(9,907)
Interest and other income, net	—	2	—	18
Change in fair value of redeemable convertible preferred stock call option liability	932	387	(21)	314

Net loss and comprehensive loss	(12,700)	(16,829)	(10,597)	(9,575)
Cumulative dividend relating to redeemable convertible preferred stock	(1,087)	(2,864)	(1,033)	(2,630)
Accretion of redeemable convertible preferred stock to redemption value	(179)	(158)	(96)	(62)

Net loss attributable to common stockholders	$(13,966)	$(19,851)	$(11,726)	$(12,267)

Net loss per share attributable to common stockholders, basic and diluted	$(3.26)	$(3.07)	$(2.00)	$(1.42)

Shares used to compute net loss per share attributable to common stockholders, basic and diluted	4,284,572	6,456,637	5,853,512	8,609,827

Pro forma net loss per share of common stock, basic and diluted (unaudited)		$(0.42)		$(0.16)

Pro forma weighted average shares used to compute net loss per share of common stock, basic and diluted (unaudited)		40,964,169		60,234,230

The accompanying notes are an integral part of these consolidated financial statements

MYOKARDIA, INC.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(In thousands, except share data)

	Redeemable Convertible Preferred Stock								Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Series A Redeemable Convertible Preferred Stock		Series A-1 Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE—December 31, 2012	8,600,000	$7,648	—	$—	—	$—	6,595,000	$1	$—	$(3,383)	$(3,382)
Issuance of common stock in exchange for a note receivable	—	—	—	—	—	—	750,000	—	38	—	38
Issuance of Series A redeemable convertible preferred stock, net of issuance costs of $15 and tranche liability of $161	10,650,000	10,474	—	—	—	—	—	—	—	—	—
Issuance of common stock and restricted stock for stock option exercises	—	—	—	—	—	—	4,334,500	—	5	—	5
Vesting of early exercised stock options and restricted stock	—	—	—	—	—	—	—	—	17	—	17
Share-based compensation	—	—	—	—	—	—	—	—	41	—	41
Dividends on redeemable convertible preferred stock	—	1,087	—	—	—	—	—	—	(101)	(986)	(1,087)
Accretion of redeemable convertible preferred stock to redemption value	—	179	—	—	—	—	—	—	—	(179)	(179)
Net loss	—	—	—	—	—	—	—	—	—	(12,700)	(12,700)

BALANCE—December 31, 2013	19,250,000	19,388	—	—	—	—	11,679,500	1	—	(17,248)	(17,247)
Issuance of Series A redeemable convertible preferred stock, net of issuance costs of $7 and tranche liability of $288	19,000,000	19,282	—	—	—	—	—	—	—	—	—
Issuance of Series A-1 redeemable convertible preferred stock, net of issuance costs of $104	—	—	6,666,667	9,896	—	—	—	—	—	—	—
Issuance of common stock for stock option exercises	—	—	—	—	—	—	1,766,708	—	4	—	4
Repurchase of early exercised stock options					—	—	(89,563)	—	(8)	—	(8)
Vesting of early exercised stock options and restricted stock	—	—	—	—	—	—	—	—	104	—	104
Share-based compensation	—	—	—	—	—	—	—	—	92	—	92
Dividends on redeemable convertible preferred stock	—	2,537	—	327	—	—	—	—	(192)	(2,672)	(2,864)
Accretion of redeemable convertible preferred stock to redemption value	—	152	—	6	—	—	—	—	—	(158)	(158)
Net loss	—	—	—	—	—	—	—	—	—	(16,829)	(16,829)

BALANCE—December 31, 2014	38,250,000	41,359	6,666,667	10,229	—	—	13,356,645	1	—	(36,907)	(36,906)
Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $163 (unaudited)	—	—	—	—	17,068,646	45,837	—	—	—	—	—
Issuance of common stock for stock option exercises (unaudited)	—	—	—	—	—	—	752,000	—	—	—	—
Vesting of early exercised stock options and restricted stock (unaudited)	—	—	—	—	—	—	—	—	74	—	74
Repurchase of early exercised stock options (unaudited)	—	—	—	—	—	—	(148,230)	—	(13)	—	(13)
Share-based compensation (unaudited)	—	—	—	—	—	—	—	—	104	—	104
Dividends on redeemable convertible preferred stock (unaudited)	—	1,518	—	396	—	716	—	—	(165)	(2,465)	(2,630)
Accretion of redeemable convertible preferred stock to redemption value (unaudited)	—	50	—	8	—	4	—	—	—	(62)	(62)
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	(9,575)	(9,575)

BALANCE—June 30, 2015 (unaudited)	38,250,000	$42,927	6,666,667	$10,633	17,068,646	$46,557	13,960,415	$1	$—	$(49,009)	$(49,008)

The accompanying notes are an integral part of these consolidated financial statements

MYOKARDIA, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
			(unaudited)
Cash flows from operating activities
Net loss	$(12,700)	$(16,829)	$(10,597)	$(9,575)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Stock-based compensation expense	41	92	37	104
Depreciation and amortization	478	712	330	493
Gain on sale of equipment	—	—	—	(15)
Redeemable convertible preferred stock call option liability, net issued in connection with license and collaboration agreement	—	686	—	—
Change in fair value of redeemable convertible preferred stock call option liability, net	(932)	(387)	21	(314)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(122)	(198)	26	(136)
Accounts payable	63	(340)	175	499
Accrued liabilities	378	1,540	277	466
Other long term liabilities	263	(16)	(30)	367
Deferred revenue	—	28,398	—	(7,099)

Net cash provided by (used in) operating activities	(12,531)	13,658	(9,761)	(15,210)

Cash flow from investing activities
Purchases of property and equipment	(1,169)	(716)	(487)	(1,281)
Proceeds from sale of equipment	—	—	—	134
Decrease (increase) in restricted cash	—	(260)	—	60

Net cash used in investing activities	(1,169)	(976)	(487)	(1,087)

Cash flow from financing activities
Proceeds from issuance of Series A preferred stock, net	10,635	18,994	12,999	—
Proceeds from issuance of Series A-1 preferred stock, net	—	9,896	—	—
Proceeds from issuance of Series B preferred stock, net	—	—	—	45,837
Proceeds from issuance of common stock	318	165	23	128
Payments for deferred offering costs	—	—	—	(240)

Net cash provided by financing activities	10,953	29,055	13,022	45,725

Net (decrease) increase in cash	(2,747)	41,737	2,774	29,428
Cash at beginning of period	4,658	1,911	1,911	43,648

Cash at end of period	$1,911	$43,648	$4,685	$73,076

Non-cash investing and financing activities:
Unpaid deferred offering costs	$—	$—	$—	$416

Vesting of early exercised options and restricted stock	$17	$104	$15	$74

Unpaid portion of property and equipment purchases included in period-end accounts payable	$103	$91	$17	$27

Unpaid portion of property and equipment purchases included in period-end accrued liabilities	$—	$—	$—	$10

Loan issued in connection with restricted stock purchase agreement	$38	$—	$—	$—

Accretion of redeemable convertible preferred stock to redemption value	$179	$158	$96	$62

Accretion of dividends on redeemable convertible preferred stock	$1,087	$2,864	$1,033	$2,630

The accompanying notes are an integral part of these consolidated financial statements

MYOKARDIA, INC.

Notes to Consolidated Financial Statements

1. Organization

MyoKardia, Inc. (the “Company”) is a clinical stage biopharmaceutical company pioneering a precision medicine approach to discover, develop and commercialize targeted therapies for the treatment of serious and neglected rare cardiovascular diseases. The Company’s initial focus is on the treatment of heritable cardiomyopathies, a group of rare, genetically-driven forms of heart failure that result from biomechanical defects in cardiac muscle contraction. The Company has used its precision medicine platform to generate an internal pipeline of four therapeutic programs for the chronic treatment of the two most common forms of heritable cardiomyopathy—hypertrophic cardiomyopathy, or HCM, and dilated cardiomyopathy, or DCM. The Company has discovered and advanced its lead product candidate, MYK-461, into Phase 1 clinical trials. In the Company’s first Phase 1 clinical trial, it has demonstrated proof of mechanism, or the ability of MYK-461 to reduce cardiac muscle contraction, an important biomarker of disease. The Company intends to expand its approach to deliver treatments with disease-modifying potential for patients with other forms of genetically-driven heart failure. The Company was incorporated on June 8, 2012 in Delaware and its corporate headquarters and operations are located in South San Francisco, California.

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred significant losses and negative cash flows from operations. At December 31, 2014, the Company had an accumulated deficit of $36.9 million and cash of $43.6 million. At June 30, 2015, the Company had an accumulated deficit of $49.0 million (unaudited) and cash of $73.1 million (unaudited). The Company has financed its operations primarily with the proceeds from the sale of preferred stock and funds received in connection with a license and collaboration agreement with Aventis Inc., a wholly-owned subsidiary of Sanofi S.A., entered into in August 2014 (the “Collaboration Agreement”) (See Note 4).

In August 2014, the Company received an initial non-refundable upfront cash payment of $35.0 million from Sanofi for license, research and collaboration services under the Collaboration Agreement and $10.0 million in gross proceeds from Sanofi’s equity investment in our Series A-1 redeemable convertible preferred stock. The total payments we were originally eligible to receive include a $45.0 million continuation payment, a $25.0 million milestone payment, $45.0 million of approved in-kind research and clinical activities and an obligation to purchase an additional $40.0 million of the Company’s capital stock if Sanofi provides notice of its intent to continue the collaboration prior to December 31, 2016. Under the Collaboration Agreement, Sanofi’s obligation to purchase the additional $40.0 million of the Company’s capital stock terminates in connection with certain events, including consummation of this offering. The Company’s long-term success is dependent upon its ability to successfully develop, commercialize, and market its products, earn revenue, obtain capital when needed, and ultimately, to achieve profitable operations.

The Company’s management expects that cash as of June 30, 2015 (unaudited) will provide sufficient funds to enable it to meet the Company’s obligations through at least the next 12 months. However, if anticipated operating results are not achieved in future periods, management believes that planned expenditures may need to be reduced in order to extend the time period over which the then-available resources would be able to fund operations. The Company will need to raise additional capital to fully implement its business plan.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The consolidated financial statements of the Company include the Company’s accounts and have been prepared in conformity with accounting principles generally accepted in the United States of America (“US

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

GAAP”). During 2015, the Company established a wholly-owned foreign subsidiary in Australia. The consolidated financial statements include the Company’s accounts and those of its wholly-owned subsidiary. All intercompany accounts and transactions and balances have been eliminated during consolidation.

Unaudited Interim Financial Information

The accompanying interim consolidated financial statements as of June 30, 2015 and for the six months ended June 30, 2014 and 2015, and the related interim information contained within the notes to the consolidated financial statements, are unaudited. The unaudited interim consolidated financial statements have been prepared in accordance with US GAAP for interim financial information and on the same basis as the audited financial statements. In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s financial position as of June 30, 2015, and the results of its operations and cash flows for the six months ended June 30, 2014 and 2015. The results for the six months ended June 30, 2015 (unaudited) are not necessarily indicative of the results to be expected for the year ending December 31, 2015, or for any future period.

Unaudited Pro Forma Stockholders’ Equity Information

The unaudited pro forma stockholders’ equity information as of June 30, 2015 has been prepared assuming that all of the outstanding redeemable convertible preferred stock of the Company will convert on a 1:1 basis into 61,985,313 shares of common stock upon (i) a Qualified IPO (See Note 7) or (ii) pursuant to a vote of the applicable holders of redeemable convertible preferred stock under the Company’s amended and restated certificate of incorporation. The unaudited pro forma stockholders’ equity information does not assume any proceeds from the planned initial public offering (“IPO”).

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses in the consolidated financial statements and the accompanying notes. On an ongoing basis, management evaluates its estimates, including those related to revenue recognition, clinical trial accruals, fair value of redeemable convertible preferred stock call option liability, redeemable convertible preferred stock, income taxes and stock-based compensation. Management bases its estimates on historical experience and on various other market-specific and relevant assumptions that management believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Segments

The Company operates and manages its business as one reportable and operating segment, which is the business of developing and commercializing therapeutics. The Company’s chief executive officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for purposes of allocating and evaluating financial performance. All revenues have been earned in the United States of America, and all long-lived assets are maintained in the United States of America.

Cash

Cash consists of cash and other highly liquid investments with original maturities of three months or less from the date of purchase. At December 31, 2013 and 2014, and June 30, 2015 (unaudited), the Company’s cash was comprised of funds held in checking accounts and interest bearing bank accounts.

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

Restricted Cash

Restricted cash at December 31, 2013 and 2014, and June 30, 2015 (unaudited), comprises cash balances primarily held as security in connection with the Company’s facility lease agreement and are included in other long term assets on the consolidated balance sheets.

Fair Value Measurements

Fair value accounting is applied for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). The carrying amount of the Company’s financial instruments, including note receivable, accounts payable and accrued expenses and other current liabilities approximate fair value due to their short-term maturities. The redeemable convertible preferred stock call option liability is carried at fair value.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash. All of the Company’s cash are held at one financial institution that management believes is of high credit quality. Such deposits may, at times, exceed federally insured limits.

Risk and Uncertainties

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, uncertainty of results of clinical trials and reaching milestones, uncertainty of regulatory approval of the Company’s potential drug candidates, uncertainty of market acceptance of any of the Company’s product candidates that receive regulatory approval, competition from substitute products and larger companies, securing and protecting proprietary technology, strategic relationships and dependence on key individuals and sole source suppliers.

Products developed by the Company require approvals from the U.S. Food and Drug Administration (“FDA”) or other international regulatory agencies prior to commercial sales. There can be no assurance that any of the Company’s product candidates will receive the necessary approvals. If the Company is denied approval, approval is delayed or the Company is unable to maintain approvals, it could have a materially adverse impact on the Company.

The Company expects to incur substantial operating losses for the next several years and will need to obtain additional financing in order to complete clinical trials and launch and commercialize any product candidates for which it receives regulatory approval. There can be no assurance that such financing will be available or will be on terms acceptable by the Company.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, ranging from two to five years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease term. Upon retirement or sale, the cost and related accumulated depreciation are removed from the consolidated balance sheet and the resulting gain or loss is reflected in the consolidated statement of operations and comprehensive loss.

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment charge would be recorded when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is assessed using discounted cash flows or other appropriate measures of fair value. Through December 31, 2014 and June 30, 2015 (unaudited), there have been no such impairment charges.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting and other fees and costs relating to the planned IPO are capitalized. The deferred offering costs will be offset against the proceeds received upon the closing of the planned IPO. In the event the planned IPO does not occur, all of the deferred offering costs will be expensed within net loss from operations. There were zero and $0.7 million (unaudited) of deferred offering costs capitalized as of December 31, 2014 and June 30, 2015 (unaudited), respectively, in other long term assets on the consolidated balance sheets.

Redeemable Convertible Preferred Stock

The Company records all shares of redeemable convertible preferred stock at their respective fair values on the dates of issuance. In the event of a change of control of the Company, proceeds will be distributed in accordance with the liquidation preferences set forth in the amended and restated certificate of incorporation unless the holders of redeemable convertible preferred stock have converted their redeemable convertible preferred shares into common shares. Therefore, the redeemable convertible preferred stock is classified outside of stockholders’ deficit on the accompanying consolidated balance sheets as events triggering the liquidation preferences are not solely within the Company’s control. The carrying value of each series of redeemable convertible preferred stock is being accreted to its respective redemption value through the redemption date.

Redeemable Convertible Preferred Stock Call Option

The Company has determined that the Company’s obligation to issue additional shares of the Company’s redeemable convertible preferred stock represents a freestanding financial instrument. The freestanding redeemable convertible preferred stock call option liability is initially recorded at fair value, with fair value changes recognized as increases or reductions in the consolidated statements of operations and comprehensive loss. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the redeemable convertible preferred stock call option, the completion of a deemed liquidation event, conversion of the redeemable convertible preferred stock into common stock, or until the holders of the redeemable convertible preferred stock can no longer trigger a deemed liquidation event. At that time, the redeemable convertible preferred stock call option liability will be reclassified to permanent equity with no further remeasurement required. The Company had recorded a redeemable convertible preferred stock call option liability, net in September 2012 related to the Series A redeemable convertible preferred stock financing, which was extinguished in July 2014 at the time of the final closing of the Series A redeemable convertible preferred stock. Additionally, the Company had recorded a redeemable convertible preferred stock call option liability in August 2014 related to the Collaboration Agreement, from which the call option expired in April 2015 at the time of the closing of the Company’s Series B redeemable convertible preferred stock financing.

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

Revenue Recognition

The Company generates revenue from collaboration and license agreements for the development and commercialization of its products. Collaboration and license agreements may include non-refundable upfront license fees, partial or complete reimbursement of research and development costs, contingent consideration payments based on the achievement of defined collaboration objectives and royalties on sales of commercialized products. To date, the Company has not recognized revenue from sales of its product candidates.

The Company recognizes revenue when all four of the following criteria have been met: (i) collectability is reasonably assured; (ii) delivery has occurred or services have been rendered; (iii) persuasive evidence of an arrangement exists; and (iv) the fee is fixed or determinable. Revenue under collaboration and license arrangements is recognized based on performance requirements of the contract. Collectability is assessed based on evaluation of payment criteria as stated in the contract as well as the creditworthiness of the collaboration partner. Determination of whether delivery has occurred or services rendered are based on management’s evaluation of the performance obligations as stated in the contract and progress made against those obligations. Evidence of arrangement is deemed to exist upon execution of the contract. Fees are considered fixed and determinable when the amount payable to the Company is no longer subject to any acceptance, refund rights or other contingencies that would alter the fixed nature of the fees charged for the deliverables.

License and collaboration agreements may contain multiple elements as evaluated under Accounting Standards Codification (ASC) 605-25, Revenue Recognition- Multiple-Element Arrangements, including agreements to provide research and development services, and manufacturing and commercialization services, grants of licenses to intellectual property rights and know-how, as well as participation in development and/or commercialization committees. Each deliverable under the agreement is evaluated to determine whether it qualifies as a separate unit of accounting based on whether the deliverable has standalone value to the customer. The arrangement’s consideration that is fixed or determinable is then allocated to each separate unit of accounting based on the following hierarchy: (i) vendor-specific objective evidence of the fair value of the deliverable, if it exists; (ii) third-party evidence of selling price, if vendor-specific objective evidence is not available; or (iii) the best estimate of selling price if neither vendor-specific objective evidence or third-party evidence is available.

Upfront payments for licenses are evaluated to determine if the licensee can obtain standalone value from the license separate from the value of the research and development services and other deliverables in the arrangement to be provided by the Company. The assessment of multiple-element arrangements also requires judgment in order to determine the allocation of revenue to each deliverable and the appropriate period of time over which the revenue should be recognized. If the Company determines that the license does not have standalone value separate from the research and development services, the license and the services are combined as one unit of accounting and upfront payments are recorded initially as deferred revenue in the consolidated balance sheet. Revenue is then recognized on a straight-line basis over an estimated performance period that is consistent with the term of performance obligations, unless the Company determines there is a discernible pattern of performance other than straight-line, in which case the Company uses a proportionate performance method to recognize the revenue over the estimated performance period. If the license is determined to have standalone value, then the allocated consideration is recorded as revenue when the license is delivered.

License and collaboration agreements may also contain milestone payments that become due upon the achievement of certain milestones. The Company applies ASC 605-28, Revenue Recognition—Milestone Method. Under the milestone method, payments that are contingent upon achievement of a substantive milestone are recognized in the period in which the milestone is achieved. Milestones are defined as an event that can only be achieved based on the Company’s performance and there is substantive uncertainty about whether the event

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

will be achieved at the inception of the arrangement. Events that are contingent only on the passage of time or only on counterparty performance are not considered milestones subject to this guidance. Further, the amounts received must relate solely to prior performance, be reasonable relative to all of the deliverables and payment terms within the agreement and commensurate with the Company’s performance to achieve the milestone.

Research and Development Expenses

Research and development costs are expensed as incurred and consist of salaries and benefits, lab supplies and facility costs, as well as fees paid to others that conduct certain research and development activities on the Company’s behalf. Amounts incurred in connection with collaboration and license agreements are also included in research and development expense. Payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received.

Preclinical Study and Clinical Trial Accruals

The Company’s preclinical study and clinical trial accruals are a component of research and development expenses and based on patient enrollment and related costs at clinical investigator sites as well as estimates for the services received and efforts expended pursuant to contracts with multiple research institutions and clinical research organizations (“CROs”) that conduct and manage clinical trials on the Company’s behalf.

The Company estimates preclinical study and clinical trial expenses based on the services performed, pursuant to contracts with research institutions and CROs that conduct and manage preclinical studies and clinical trials on its behalf. The Company estimates these expenses based on discussions with internal clinical management personnel and external service providers as to the progress or stage of completion of trials or services and the contracted fees to be paid for such services. If the actual timing of the performance of services or the level of effort varies from the original estimates, the Company will adjust the accrual accordingly. Payments made to third parties under these arrangements in advance of the performance of the related services by the third parties are recorded as prepaid expenses until the services are rendered.

Stock-Based Compensation

The Company accounts for stock-based compensation arrangements with employees in accordance with ASC 718, Stock Compensation. Stock-based awards granted include stock options with time-based vesting, performance-based stock options and market-based stock options. ASC 718 requires the recognition of compensation expense, using a fair value-based method, for costs related to all stock-based payments. The Company’s determination of the fair value of stock options with time-based vesting on the date of grant utilizes the Black-Scholes option-pricing model, and is impacted by its common stock price as well as other variables including, but not limited to, expected term that options will remain outstanding, expected common stock price volatility over the term of the option awards, risk-free interest rates and expected dividends.

Stock-based compensation expense for performance stock options is based on the probability of achieving certain performance criteria, as defined in the individual option grant agreement. The Company estimates the number of performance options ultimately expected to vest and recognizes stock-based compensation expense for those options expected to vest when it becomes probable that the performance criteria will be met and the options vest. As of June 30, 2015, no stock-based compensation expense had been recognized because achievement against those performance criteria had not yet been considered probable. The Company has granted stock options to purchase common stock that vest upon the achievement of market-based stock price targets. For these options, the Company estimated the fair value on the original grant date using a Monte-Carlo simulation,

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

and the Company is recognizing the stock-based compensation expense on a straight-line basis over the implicit service period as derived under that simulation.

The fair value is recognized over the period during which an optionee is required to provide services in exchange for the option award, known as the requisite service period (usually the vesting period) on a straight-line basis. Stock-based compensation expense recognized at fair value includes the impact of estimated forfeitures. The Company estimates future forfeitures at the date of grant and revises the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Equity instruments issued to non-employees are recorded at their fair value on the measurement date and are subject to periodic adjustments as the underlying equity instruments vest. The fair value of options granted to consultants is expensed when vested. Non-employee stock-based compensation expense was not material for all periods presented.

Estimating the fair value of equity-settled awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of complex variables. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop.

Income Taxes

The Company provides for income taxes under the asset and liability method. Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. Deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax bases of assets and liabilities and net operating loss and credit carryforwards, and are measured using the enacted tax rates and laws that will be in effect when such items are expected to reverse. Deferred income tax assets are reduced, as necessary, by a valuation allowance when management determines it is more likely than not that some or all of the tax benefits will not be realized.

The Company accounts for uncertain tax positions in accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes. The Company assesses all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position’s sustainability and is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and the Company will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

Comprehensive Loss

Comprehensive loss is defined as a change in equity of a business enterprise during a period, resulting from transactions from non-owner sources. There have been no items qualifying as other comprehensive loss and, therefore, for all periods presented, the Company’s comprehensive loss was the same as its reported net loss.

Net Loss per Share of Common Stock

Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period, without consideration of

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, the redeemable convertible preferred stock, common stock subject to repurchase, and stock options are considered to be potentially dilutive securities. Basic and diluted net loss attributable to common stockholders per share is presented in conformity with the two-class method required for participating securities as the convertible preferred stock is considered a participating security. The Company’s participating securities do not have a contractual obligation to share in the Company’s losses. As such, the net loss was attributed entirely to common stockholders. Because the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share for those periods.

Unaudited Pro Forma Net Loss per Share of Common Stock

The unaudited pro forma basic and diluted net loss per share reflects the automatic conversion of all outstanding shares of redeemable convertible preferred stock as if the conversion had occurred at the earlier of the beginning of the earliest period presented or the date of issuance, if later. In addition, the unaudited pro forma net loss assumes the reclassification of the redeemable convertible preferred stock call option liability to common stock and additional paid-in capital and the adjustment to the net loss for the change in the fair value of the call option liability. The unaudited pro forma basic and diluted net loss per share amounts do not give effect to the issuance of shares from the planned IPO nor do they give effect to potential issuances of dilutive securities where the impact would be anti-dilutive.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company’s consolidated financial statements upon adoption. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, and has irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”), which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability, consistent with debt discounts. ASU 2015-03 applies to all business entities and is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The Company does not expect that the adoption of ASU 2015-03 will have a material effect on its consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. The new standard provides guidance around management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2014, the FASB issued ASU 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. ASU 2014-12

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

requires that a performance target that affects vesting and could be achieved after the requisite service period be treated as a performance condition. ASU 2014-12 is effective for the Company in its first quarter of 2016 with early adoption permitted. The Company does not expect its pending adoption of ASU 2014-12 to have a material impact on its consolidated financial statements and disclosures.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The ASU’s is effective for public entities for annual and interim periods beginning after December 15, 2017, with early adoption for fiscal 2017 permitted. The Company has not determined the potential effects of this ASU on its consolidated financial statements.

3. Fair Value Measurements

Financial assets and liabilities are recorded at fair value. The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Inputs (other than quoted market prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The following table sets forth the Company’s financial instruments that were measured at fair value on a recurring basis by level within the fair value hierarchy (in thousands):

	Fair Value Measurements at December 31, 2014
	Total	Level 1	Level 2	Level 3
Liabilities
Redeemable convertible preferred stock call option liability, net	$314	$—	$—	$314

	Fair Value Measurements at December 31, 2013
	Total	Level 1	Level 2	Level 3
Liabilities
Redeemable convertible preferred stock call option liability, net	$303	$—	$—	$303

MYOKARDIA, INC.

Notes to Consolidated Financial Statements (continued)

As of June 30, 2015, the balance of the redeemable convertible preferred stock call option liability, net was zero (unaudited).

The fair value measurement of the redeemable convertible preferred stock call option is based on significant inputs not observed in the market and thus represents a Level 3 measurement. Level 3 instruments are valued based on unobservable inputs that are supported by little or no market activity and reflect the Company’s assumptions in measuring fair value. The Company’s estimated fair value of the redeemable convertible preferred stock call option is calculated using an option pricing model and key assumptions including the estimated fair value of the Company’s redeemable convertible preferred stock, risk-free interest rates and volatility and the probability of the closing of the future financing tranches. The estimates are based, in part, on subjective assumptions and could differ materially in the future.

During the periods presented, the Company has not changed the manner in which it values assets and liabilities that are measured at fair value using Level 3 inputs. The Company recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period. There were no transfers within the hierarchy during the years ended December 31, 2013 and 2014 or the six months ended June 30, 2015 (unaudited).

The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial instruments as follows (in thousands):

Convertible preferred stock call option liability, net
Balance at January 1, 2013	$1,074
Exercises	161
Change in fair value recorded in statement of operations and comprehensive loss	(932)

Balance at December 31, 2013	303
Fair value of call option liability recognized upon issuance in connection with collaboration agreement	686
Exercises	(288)
Change in fair value recorded in statement of operations and comprehensive loss	(387)

Balance at December 31, 2014	314
Change in fair value recorded in statement of operations and comprehensive loss (unaudited)	(314)

Balance at June 30, 2015 (unaudited)	$—

4. Collaboration and License Agreement

Sanofi (Aventis Inc.)

In August 2014, the Company entered into the Collaboration Agreement with Aventis Inc., a wholly-owned subsidiary of Sanofi S.A., for the research, development and potential commercialization of pharmaceutical products for the treatment, prevention and diagnosis of hypertrophic and dilated cardiomyopathy, as well as potential additional indications.

MYOKARDIA, INC.

Notes to Consolidated Financial Statements (continued)

Pursuant to the Collaboration Agreement, in addition to potential future royalty payments, Sanofi agreed to provide up to $200.0 million in financial consideration to the Company consisting of the following components:

1.	a $35.0 million upfront cash payment

2.	a $10.0 million initial equity investment

3.	a $25.0 million milestone-based contingent payment

4.	up to an $85.0 million project continuation payment if Sanofi elects to extend the term of the research collaboration beyond December 31, 2016, as described below

5.	up to $45.0 million in funding from Sanofi of approved in-kind research and clinical activities over a four-year period.

The Company is also entitled to receive tiered royalties beginning in the mid-single digits to the mid-teens on net sales of certain hypertrophic cardiomyopathy (“HCM”) and dilated cardiomyopathy (“DCM”) finished products outside the United States and on net sales of certain DCM finished products in the United States. Sanofi is eligible to receive tiered royalties beginning in the mid-single digits to the low teens on the Company’s net sales of certain HCM finished products in the United States.

The Collaboration Agreement covers three main research programs, “HCM1” (or HCM-1 or MYK-461), “HCM2” (or HCM-2) and “DCM1” (or DCM-1). The Company is solely responsible for conducting research and development activities through early human efficacy studies, except for specified research activities to be conducted by Sanofi. The estimated completion of proof-of-concept phases are staggered, depending on the program. Thereafter, the Company will lead worldwide development and United States commercial activities for the MYK-461 and HCM-2 programs, Sanofi will lead global development and commercial activities for DCM-1 and Sanofi will lead ex-United States development and commercial activities for the MYK-461 and HCM-2 programs where it has ex-United States commercialization rights. Sanofi also has the option to co-promote in the U.S. for potential expanded cardiovascular diseases outside of the genetically targeted indications for the MYK-461 and HCM-2 programs, with the Company having the option to co-promote the DCM-1 program in the United States.

The Company accounted for the Collaboration Agreement by evaluating each of the financial components discussed above:

1.	$35.0 million upfront payment. The Company received a non-refundable upfront payment and identified the following performance obligations at the inception of the Collaboration Agreement: (i) the transfer of intellectual property rights and know-how (license), (ii) the obligation to provide certain limited research and development services during the term of the license agreement and (iii) the obligation to participate on the development and commercialization committees. The Company applied the guidance under ASC 605-25, Multiple Element Arrangements, to account for this upfront payment. The Company evaluated the underlying goods and services delivered under the Collaboration Agreement and concluded that the performance obligations do not have standalone value, and accordingly accounted for the deliverables as one unit of accounting. The $35.0 million payment was recorded by the Company as deferred revenue on its consolidated balance sheet upon receipt, which the Company is recognizing as revenue on a straight-line basis over the expected term of research and development services through December 31, 2016 because there is not a more discernible pattern of performance in which the research and development services occur. During the year ended December 31, 2014 and the six months ended June 30, 2015, the Company recognized $5.9 million and $7.1 million (unaudited) of revenue under the Collaboration Agreement, respectively. As of December 31, 2014 and June 30, 2015, the Company had recorded deferred revenue on its consolidated balance sheet of $28.4 million and $21.3 million (unaudited), respectively.

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

2.	$10.0 million upfront investment in Series A-1 redeemable convertible preferred stock. In August, 2014 the Company entered into a Series A-1 redeemable convertible preferred stock purchase agreement with Sanofi. The Agreement was signed as a separate transaction from the Collaboration Agreement. Pursuant to the stock purchase agreement, the Company sold 6,666,667 shares of Series A-1 redeemable convertible preferred stock to Sanofi at $1.50 per share. The Company concluded that the $1.50 per share price represented the fair value of the redeemable convertible preferred stock issued.

3.	$25.0 million milestone-based payment. The Company is eligible to receive a one-time, non-refundable, non-creditable payment of $25.0 million upon the submission of an investigational new drug application for any DCM-1 development candidate to the FDA or a comparable regulatory authority in Europe or another major market country for any DCM-1 product. The Company will account for this milestone payment separately from the rest of the agreement and recognize revenue upon achievement of the milestone. The Company had not achieved this milestone as of June 30, 2015 (unaudited).

4.	Up to $85.0 million continuation payments. Under the Collaboration Agreement, Sanofi must determine by December 31, 2016 whether or not to continue the Collaboration Agreement. Sanofi agreed that if it so elected to continue the Collaboration Agreement, it would pay:

•	a one-time, non-refundable, non-creditable cash payment of $45.0 million

•	an additional $40.0 million in connection with the purchase of the Company’s preferred stock, assuming the Company has not previously closed (i) either a Qualified IPO (at which time this obligation will terminate) or a private financing prior to a Qualified IPO and (ii) Sanofi has not previously purchased shares of the Company’s stock pursuant to such rights to purchase the Company’s capital stock in accordance with the terms of the Collaboration Agreement.

Sanofi also had a time-restricted right to purchase $40.0 million in shares of the Company’s redeemable convertible preferred stock at the discounted price, which would have satisfied the $40.0 million obligation to purchase shares of the Company’s capital stock in connection with the continuation decision. Sanofi’s option to purchase $40.0 million of additional shares of the Company’s redeemable convertible preferred stock at the discounted price expired upon the closing of the Series B redeemable convertible preferred stock financing in April 2015.

The Company believes that the continuation payments have significant uncertainty and are outside the control of the Company because Sanofi has sole discretion to determine whether or not to continue, and will therefore account for these potential payments separate from the other deliverables in this agreement.

The Company has determined that Sanofi’s right to purchase the redeemable convertible preferred stock at the discounted price, and the Company’s corresponding obligation to issue this additional redeemable convertible preferred stock, represents a freestanding financial instrument. The freestanding convertible preferred stock call option liability was initially recorded at its fair value of $0.7 million in 2014. Changes in the fair value of this liability of $0.4 million and ($0.3) million (unaudited) were recorded in the consolidated statements of operations and comprehensive loss during the year ended December 31, 2014 and six months ended June 30, 2015, respectively.

As of June 30, 2015 (unaudited), Sanofi had not provided the confirmation of continuation under the Collaboration Agreement. The Company’s obligation to issue, and Sanofi’s option to purchase, $40.0 million of additional shares of the Company’s redeemable convertible preferred stock at the discounted price expired upon the closing of the Series B redeemable convertible preferred stock financing in April 2015.

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

5.	Up to $45.0 million in-kind research and collaboration activities. Sanofi can fund up to $45.0 million of pre-approved funding of research and collaboration activities. Since Sanofi will pay its vendors and personnel directly as per the Collaboration Agreement, the Company will not receive cash from Sanofi and therefore will not account for the funding of the in-kind services.

5. Balance Sheet Components

Property and Equipment

Property and equipment consists of the following (in thousands):

	As of December 31,		As of June 30, 2015
	2013	2014
			(unaudited)
Scientific equipment	$2,607	$3,105	$3,914
Furniture and equipment	111	217	272
Capitalized software	135	164	183
Leasehold improvements	123	123	297
Construction in progress	—	70	—

Total	2,976	3,679	4,666
Less: Accumulated depreciation and amortization	(544)	(1,256)	(1,628)

Property and equipment, net	$2,432	$2,423	$3,038

Depreciation and amortization expense was $0.5 million, $0.7 million, $0.3 million (unaudited) and $0.5 million (unaudited) for the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015, respectively.

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,		June 30, 2015
	2013	2014
			(unaudited)
Payroll and related	$522	$1,119	$1,558
Clinical research and development	77	742	926
Legal and accounting fees	28	299	304
Other	99	171	197

Total accrued liabilities	$726	$2,331	$2,985

6. Commitments and Contingencies

Purchase Commitments

The Company conducts product research and development programs through a combination of internal and collaborative programs that include, among others, arrangements with universities, contract research organizations and clinical research sites. The Company has contractual arrangements with these organizations; however, these contracts are generally cancelable on 30 days notice and the obligations under these contracts are largely based on services performed.

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

Facility Leases

On June 29, 2012, the Company entered into a 66-month lease for approximately 12,000 square feet of office and laboratory space in South San Francisco with annual payments of approximately $0.5 million. In connection with this lease agreement, the Company also entered into a shared facilities and services agreement with Global Blood Therapeutics, Inc. (“GBT”), a co-tenant in the office building (See Note 10). In October 2014, the Company entered into a lease assignment agreement with the owner of the building and GBT to allow GBT to sublease the Company’s portion of the building beginning in March 2015. For the six month period ended June 30, 2015, the Company recorded approximately $0.1 million (unaudited) of sublease income and $0.1 million (unaudited) of sublease expense, which is recorded in interest and other income, net in the consolidated statements of operations and comprehensive loss.

On September 15, 2014, the Company entered into a five-year lease for approximately 34,400 square feet of office and laboratory space in South San Francisco. The Company may extend the lease for an additional three year term. The initial annual lease payments are $1.3 million, increasing to $1.6 million in the final year of the agreement. The lease period commenced in January 2015. The Company received a lease abatement for the first three months of the lease term, which is recorded as deferred rent and recognized over the lease term.

At December 31, 2014, future minimum commitments under non-cancelable operating leases were as follows (in thousands):

Year ending December 31:	Operating Leases	Less Sublease Income	Net Commitment
2015	$1,302	$(321)	$981
2016	1,757	(397)	1,360
2017	1,869	(409)	1,460
2018	1,648	(140)	1,508
2019 and beyond	1,634	—	1,634

Total	$8,210	$(1,267)	$6,943

Rent expense was $0.5 million, and $0.5 million for the years ended December 31, 2013, and 2014, respectively. Rent expense was $0.3 million (unaudited) and $0.7 million (unaudited) for the six month periods ended June 30, 2014 and 2015, respectively.

Contingencies

From time to time, the Company may have contingent liabilities that arise in the ordinary course of business activities. The Company accrues for such a liability when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. There were no contingent liabilities requiring accrual or disclosure as of December 31, 2013 and 2014 or June 30, 2015 (unaudited).

Guarantees and Indemnifications

The Company enters into standard indemnification arrangements in the ordinary course of business. Pursuant to certain of these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third-party with respect to the Company’s technology. The term of these indemnification arrangements is generally perpetual. The maximum potential amount of future payments the Company could be required to make under these agreements is not

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

determinable because it involves claims that may be made against the Company in the future, but have not yet been made.

The Company indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity, as permitted under Delaware law and in accordance with its certificate of incorporation and bylaws, and agreements providing for indemnification entered into with its officers and directors. The term of the indemnification period lasts as long as an officer or director may be subject to any proceeding arising out of acts or omissions of such officer or director in such capacity.

The maximum amount of potential future indemnification of directors and officers is unlimited; however, the Company currently holds director and officer liability insurance. This insurance allows the transfer of risk associated with its exposure and may enable it to recover a portion of any future amounts paid.

The Company believes that the fair value of these indemnification obligations is minimal. Accordingly, the Company has not recognized any liabilities relating to these obligations for any period presented.

7. Stockholders’ Deficit

Common Stock Reserved for Issuance

The Company has reserved shares of common stock, on an as-if-converted basis, for issuance as follows:

	December 31,		June 30, 2015
	2013	2014
			(unaudited)
Conversion of Series A redeemable convertible preferred stock	19,250,000	38,250,000	38,250,000
Conversion of Series A-1 redeemable convertible preferred stock	—	6,666,667	6,666,667
Conversion of Series B redeemable convertible preferred stock	—	—	17,068,646
Options issued and outstanding	1,076,500	2,038,458	4,623,343
Options available for grant under stock option plan	2,089,000	1,149,897	1,434,640

Total	22,415,500	48,105,022	68,043,296

Redeemable Convertible Preferred Stock

The Company’s amended and restated certificate of incorporation as of June 30, 2015 authorized the Company to issue 62,235,313 shares of redeemable convertible preferred stock with a par value of $0.0001 per share, of which 38,500,000 are designated Series A redeemable convertible preferred stock, 6,666,667 are designated Series A-1 redeemable convertible preferred stock, and 17,068,646 are designated Series B redeemable convertible preferred stock. From September 2012 through December 31, 2013, the Company issued an aggregate of 19,250,000 shares of Series A redeemable convertible preferred stock for net cash proceeds of $19.2 million. In February, June and July 2014, the Company issued an aggregate of 19,000,000 shares of Series A redeemable convertible preferred stock for net cash proceeds of $19.0 million. In August 2014, the Company issued 6,666,667 shares of Series A-1 redeemable convertible preferred stock to Sanofi for net cash proceeds of $9.9 million. In April 2015, the Company issued 17,068,646 shares of Series B redeemable convertible preferred stock to new and existing stockholders in exchange for net proceeds of $45.8 million (unaudited).

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

As of June 30, 2015, the outstanding redeemable convertible preferred stock was as follows (in thousands, except share data) (unaudited):

	Shares Authorized	Shares Issued and Outstanding	Liquidation Value	Carrying Value
Series A	38,500,000	38,250,000	$43,523	$42,927
Series A-1	6,666,667	6,666,667	10,723	10,633
Series B	17,068,646	17,068,646	46,716	46,557

Total	62,235,313	61,985,313	$100,962	$100,117

As of December 31, 2014, the outstanding redeemable convertible preferred stock was as follows (in thousands, except share data):

	Shares Authorized	Shares Issued and Outstanding	Liquidation Value	Carrying Value
Series A	38,500,000	38,250,000	$42,006	$41,359
Series A-1	6,666,667	6,666,667	10,327	10,229

Total	45,166,667	44,916,667	$52,333	$51,588

As of December 31, 2013, the outstanding redeemable convertible preferred stock was as follows (in thousands, except share data):

	Shares Authorized	Shares Issued and Outstanding	Liquidation Value	Carrying Value
Series A	38,500,000	19,250,000	$20,468	$19,388

Redeemable Convertible Preferred Stock Call Option Liability

The preferred stock purchase agreements for Series A redeemable convertible preferred stock provided the investors the right to participate in future tranches of the respective series funding at a fixed price equal to the original issue price. These rights were provided concurrently with the issuance of the original preferred stock purchase agreement. These liability classified redeemable convertible preferred stock call options have been determined to be freestanding financial instruments because they are freely transferable and separately exercisable.

In connection with the Collaboration Agreement, the Company granted Sanofi the right to purchase $40.0 million of shares of redeemable convertible preferred stock at a discounted price in the future, which was determined to be a freestanding financial instrument. The Company determines the fair value of the redeemable convertible preferred stock call option liabilities using an option pricing model at each balance sheet date.

Series A Redeemable Convertible Preferred Stock Call Option Liability

On September 11, 2012, the Company sold a redeemable convertible preferred stock call option right to investors to participate in future tranches of Series A redeemable convertible preferred stock financing. As of December 31, 2012, the Company recorded an initial call option liability of $0.5 million and remeasured the call

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

option liability immediately prior to each exercise as well as at each balance sheet date. The call option right was exercised in subsequent closings of financing from November 2012 through July 2014. During 2013, the Company remeasured the call option liability immediately before exercise and recorded $0.9 million in other income (expense) in the consolidated statements of operations and comprehensive loss and reclassified the fair value of $0.2 million into preferred stock upon issuance of the Series A redeemable convertible preferred stock. In 2014, the Company remeasured the redeemable convertible preferred stock call option liability at the end of each quarter and immediately before exercise. For the year ended December 31, 2014 and six months ended June 30, 2014, the Company recorded $15,000 and ($21,000) (unaudited) in other income (expense) in the consolidated statement of operations and comprehensive loss, respectively, and reclassified the fair value of $0.3 million into preferred stock upon issuance of the Series A redeemable convertible preferred stock. As of December 31, 2014, all closings of the Series A redeemable convertible preferred stock had been completed, and the Series A redeemable convertible preferred stock call option liability balance was zero.

Series A-1 Redeemable Convertible Preferred Stock Call Option Liability

The Company recorded an initial redeemable convertible preferred stock call option liability of $0.7 million in August 2014 upon entering into the Collaboration Agreement. The Company remeasured the redeemable convertible preferred stock call option liability to $0.3 million at December 31, 2014 and recorded the change in fair value of $0.4 million in other income (expense) in the consolidated statements of operations and comprehensive loss. The Company remeasured the redeemable convertible preferred stock call option liability at March 31, 2015 and recorded the change in fair value of ($0.3) million (unaudited) in other income (expense) in the consolidated statements of operations and comprehensive loss reducing the balance to zero (unaudited) as of June 30, 2015. The Company’s obligation to issue $40.0 million additional shares of the Company’s redeemable convertible preferred stock to Sanofi at a discounted price expired upon the closing of the Series B redeemable convertible preferred stock financing in April 2015.

Dividends and Distributions

The holders of the outstanding shares of redeemable convertible preferred stock are entitled to receive, whether or not declared by the Board of Directors, a cumulative cash dividend at the rate of 8% of the original issue price per annum on each outstanding share of redeemable convertible preferred stock. The original issue price is $1.00 for Series A redeemable convertible preferred stock, $1.50 for Series A-1 redeemable convertible preferred stock and $2.695 for Series B redeemable convertible preferred stock. Such dividends shall be payable only when, as and if declared by the Board of Directors or upon a redemption or a Liquidation Event, as described below. After payment of dividends at the rate set forth above, any additional dividends declared will be distributed among all holders of the redeemable convertible preferred stock and common stock in proportion to the number of shares of common stock that would then be held by each such holder if all shares of the redeemable convertible preferred stock were converted into common stock. No dividends have been declared to date. As of June 30, 2015, the Company has recorded cumulative dividends relating to its Series A, A-1 and B redeemable convertible preferred stock of $5.3 million (unaudited), $0.7 million (unaudited), and $0.7 million (unaudited), respectively.

Redemption

The Series B redeemable convertible preferred stock shall be redeemed by the Company at a price equal to the applicable original issue price, plus any dividends accrued but unpaid thereon, whether or not declared, in three annual installments commencing not more than 60 days after receipt by the Company of notice from the holders of a majority of the then outstanding shares of Series B redeemable convertible preferred stock at any time on or after five years from the date of issuance. The Series A and A-1 redeemable convertible preferred

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

stock shall be redeemed by the Company at a price equal to the applicable original issue price, plus any dividends accrued but unpaid whether or not declared, in three annual installments commencing not more than 60 days after receipt by the Company of notice from the holders of a majority of the then outstanding shares of Series A and A-1 redeemable convertible preferred stock at any time on or after the later to occur of the redemption in full of the Series B redeemable convertible preferred stock and the date five years after the Series B redeemable convertible preferred stock original issuance date of April 2015.

If the Company does not have sufficient funds legally available on the redemption date to redeem all of the shares of a class of redeemable convertible preferred stock, the Company shall redeem a pro rata portion of each holder’s redeemable convertible preferred stock of that class based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the available funds were sufficient to redeem all such shares, and shall redeem such remaining shares as soon as practicable after the Company has funds legally available there for. The redemption of the Series A and A-1 redeemable convertible preferred stock may only happen following the redemption in full of the Series B redeemable convertible preferred stock, and the redemption of the Series A and A-1 redeemable convertible preferred stock occur on a pari passu basis.

Accretion of Redeemable Convertible Preferred Stock

The Company recorded the Series A, A-1 and B redeemable convertible preferred stock at fair value on the dates of issuance, net of offering costs and the allocation of the fair value of the convertible preferred stock tranche liability. The Series B redeemable convertible preferred stock shares were originally issued with a contingent redemption which allowed the holders to redeem their shares in three annual installments upon the vote of a majority of the then outstanding shares of Series B redeemable convertible preferred stock at any time after five years of the Series B redeemable convertible preferred stock original issuance date in April 2015. The Series A and A-1 redeemable convertible preferred stock is redeemable in three annual installments on or after the later to occur of the redemption in full of the Series B redeemable convertible preferred stock and the date five years after the Series B redeemable convertible preferred stock original issuance date. Accordingly, the Company is accreting the Series A, A-1 and B redeemable convertible preferred stock for the change in the redemption value with the change recorded to accumulated deficit at the end of each reporting period. The Company is using the straight line method over the accretion periods, which results in approximately the same amounts as the effective interest rate method. The Company has accreted $0.2 million, $0.2 million, $0.1 million (unaudited) and $0.1 million (unaudited) during the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015, respectively.

Liquidation Rights

Upon any voluntary or involuntary liquidation, dissolution, or winding up of the Company, any merger or consolidation following which the stockholders of the Company do not hold a majority, by voting power, of the capital stock of the surviving or successor entity (or its parent), or any sale or other disposition of all or substantially all of the Company’s assets (a “Liquidation Event”), before any distribution or payment shall be made to the holders of common stock, the holders of Series A, A-1 and B redeemable convertible preferred stock shall be entitled to be paid out of assets legally available for distribution, an amount equal to the original purchase price of the applicable series of redeemable convertible preferred stock plus all accrued but unpaid dividends. After payments of the full liquidation preferences of the Series B redeemable convertible preferred stock, the remaining assets of the Company available for distribution to stockholders will be distributed among and paid ratably to the holders of Series A and A-1 redeemable convertible preferred stock. After payments of the full liquidation preferences of the Series A and A-1 redeemable convertible preferred stock, the remaining assets of the Company available for distribution to stockholders will be distributed among and paid ratably to the holders of common stock in proportion to the number of shares held by them.

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

Conversion

Each series of redeemable convertible preferred stock is convertible at the option of the holder at any time into fully paid, nonassessable shares of common stock. The number of shares of common stock to which a holder is entitled upon conversion shall be the product obtained by multiplying the preferred conversion rate (determined by dividing the original issue price by the applicable preferred stock conversion price) by the number of shares being converted. The per share conversion price of the Series A, A-1 and B redeemable convertible preferred stock was initially $1.00, $1.50 and $2.695, respectively, and is subject to adjustment in connection with certain dilutive issuances, stock splits, combinations, dividends, distributions, recapitalizations and the like. Each share of redeemable convertible preferred stock automatically converts into common stock upon the closing of the sale of shares of Company common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, provided that such offering results in at least $30.0 million of gross proceeds, after deducting the underwriting’ discount and commissions, to the Company and following such offering such shares are listed on a NASDAQ exchange, the New York Stock Exchange or another internationally recognized stock exchange (a “Qualified IPO”). In addition, each share of Series B redeemable convertible preferred stock shall automatically be converted into common stock at any time upon the affirmative election of the holders of at least a majority of the outstanding shares of Series B redeemable convertible preferred stock, and each share of Series A and A-1 convertible preferred stock shall automatically be converted into common stock at any time upon the affirmative election of the holders of at least a majority of the outstanding shares of Series A and A-1 redeemable convertible preferred stock voting together. As of June 30, 2015 (unaudited), each series of the Company’s redeemable convertible preferred stock is convertible into common stock on a 1:1 basis.

Voting Rights

The holders of each share of convertible preferred stock have one vote for each share of common stock into which such convertible preferred stock may be converted.

8. Stock-Based Compensation

In June 2012, the Company adopted the 2012 Equity Incentive Plan (as amended, the “2012 Plan”). The 2012 Plan provides for the granting of incentive stock options, nonstatutory stock options, stock bonuses and rights to acquire restricted stock to employees, officers, directors and consultants. Incentive stock options may be granted with exercise prices of not less than 100% of the estimated fair value of the common stock and nonstatutory stock options may be granted with an exercise price of not less than 85% of the estimated fair value of the common stock on the date of grant. Stock options granted to a stockholder owning more than 10% of the voting stock must have an exercise price of not less than 110% of the estimated fair value of the common stock on the date of grant. The Board of Directors determines the estimated fair value of common stock. Stock options are generally granted with terms of up to ten years and vest over a period of four years. Upon the exercise of options, the Company issues new common stock from its authorized shares.

As of December 31, 2014, 9,200,000 shares of common stock were reserved under the 2012 Plan for the issuance of options and restricted stock. In April 2015, the Board of Directors reserved an additional 3,473,398 shares of common stock under the 2012 Plan (unaudited).

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

The following summarizes option activity under the 2012 Plan:

	Shares Available for Grant	Shares Subject to Outstanding Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Balance at January 1, 2013	4,011,500	988,500	$0.05
Options authorized	2,500,000		—
Options granted	(4,480,000)	4,480,000	$0.08
Options exercised		(4,334,500)	$0.07
Options canceled	57,500	(57,500)	$0.05

Balance at December 31, 2013	2,089,000	1,076,500	$0.06	9.2	$32
Options authorized	1,700,000		—
Options granted	(2,950,000)	2,950,000	$0.12
Options exercised		(1,766,708)	$0.09
Options repurchased	89,563		$0.09
Options canceled	221,334	(221,334)	$0.08

Balance at December 31, 2014	1,149,897	2,038,458	$0.12	9.2	$109
Options authorized (unaudited)	3,473,398
Options granted (unaudited)	(3,354,750)	3,354,750	$0.39
Options exercised (unaudited)		(752,000)	$0.17
Options repurchased (unaudited)	148,230		$0.09
Options cancelled (unaudited)	17,865	(17,865)	$0.09

Balance at June 30, 2015 (unaudited)	1,434,640	4,623,343	$0.31	9.5	$3,657

Options outstanding and exercisable as of December 31, 2014		1,771,019	$0.13	9.4	$76

Options vested and expected to vest as of December 31, 2014		1,854,876	$0.09	9.1	$141

Options outstanding and exercisable as of June 30, 2015 (unaudited)		2,510,320	$0.33	9.4	$1,969

Options vested and expected to vest as of June 30, 2015 (unaudited)		2,937,994	$0.17	8.9	$2,720

The aggregate intrinsic values were calculated as the difference between the exercise price of the options and the estimated fair value of common stock. The aggregate intrinsic value of options exercised was $2,000 and $46,000 for the years ended December 31, 2013 and 2014, respectively. The aggregate intrinsic value of options exercised was $1,000 (unaudited) and $41,000 (unaudited) for the six months ended June 30, 2014 and 2015, respectively. The total estimated grant date fair value of options vested during the years ended December 31, 2013 and 2014 was $29,000 and $82,000, respectively. The total estimated grant date fair value of options vested during the six months ended June 30, 2014 and 2015 was $16,000 (unaudited) and $52,000 (unaudited), respectively. The weighted average grant date fair value of options granted during the years ended December 31, 2013 and 2014 and the six-months ended June 30, 2014 and 2015 was $0.06, $0.09, $0.07 (unaudited) and $0.85 (unaudited) per share, respectively.

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

Additional information regarding stock options as of December 31, 2014:

	Options Outstanding			Options Outstanding and Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value (in thousands)	Number Exercisable	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value (in thousands)
$0.05	673,500	8.0	$81	406,061	$0.05	$49
$0.09	346,458	9.4	28	346,458	$0.09	27
$0.17	1,018,500	9.9	—	1,018,500	$0.17	—

$0.05—$0.17	2,038,458		$109	1,771,019		$76

Additional information regarding our stock options as of June 30, 2015 (unaudited):

	Options Outstanding			Options Outstanding and Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value (in thousands)	Number Exercisable	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value (in thousands)
$0.05	673,500	7.5	$707	483,686	$0.05	$508
$0.09	328,593	8.9	332	87,884	$0.09	89
$0.17	496,500	9.4	462	144,000	$0.17	134
$0.41	3,124,750	9.9	2,156	1,794,750	$0.41	1,238

$0.05—$0.41	4,623,343		$3,657	2,510,320		$1,969

Stock-Based Compensation

Stock-based compensation expense, net of estimated forfeitures, is reflected in the statements of operations and comprehensive loss as follows (in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
			(unaudited)
Research and development	$10	$38	$12	$49
General and administrative	31	54	25	55

Total stock-based compensation	$41	$92	$37	$104

As of December 31, 2014, total unamortized stock-based compensation was $0.4 million, which is expected to be recognized over the remaining vesting period of 3.0 years. As of June 30, 2015, total unamortized stock-based compensation was $1.9 million (unaudited), which is expected to be recognized over the remaining vesting period of 3.4 years (unaudited).

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

The following table illustrates the assumptions for the Black-Scholes option-pricing model used in determining the fair value of options granted to employees for time-based stock options:

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
			(unaudited)
Risk-free interest rate	1.1%–3.0%	1.7%–2.0%	1.8%–2.0%	1.5%–1.9%
Expected life (in years)	5.6–6.1	6.0–6.1	6.0	5.5–6.3
Volatility	92%–95%	84%–94%	90%–94%	79%–82%
Dividend yield	0%	0%	0%	0%

The fair value of the shares of common stock underlying the stock options has historically been determined by the Board of Directors. Because there has been no public market for the Company’s common stock, the Board of Directors has determined the fair value of the common stock at the time of grant by considering a number of objective and subjective factors including valuation of comparable companies, sales of redeemable convertible preferred stock, operating and financial performance and general and industry-specific economic outlook, amongst other factors. The fair value of the underlying common stock shall be determined by the Board of Directors until such time as the Company’s common stock is listed on an established stock exchange or national market system. The fair value was determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants entitled Valuation of Privately Held Company Equity Securities Issued as Compensation.

Estimating the fair value of equity-settled awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of complex variables. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop.

Expected Term—The expected term assumption represents the weighted-average period that the Company’s stock-based awards are expected to be outstanding. The Company has opted to use the “simplified method” for estimating the expected term of the options, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option.

Expected Volatility—For all stock options granted to date, the volatility data was estimated based on a study of publicly traded industry peer companies. For purposes of identifying these peer companies, the Company considered the industry, stage of development, size and financial leverage of potential comparable companies.

Expected Dividend—The Black-Scholes valuation model valuation model calls for a single expected dividend yield as an input. The Company currently has no history or expectation of paying cash dividends on its common stock.

Risk-Free Interest Rate—The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the equity-settled award.

Liability for Early Exercise of Stock Options

As of December 31, 2013 and 2014 and June 30, 2015, there were 3,889,439, 4,202,987, and 4,008,584 (unaudited), respectively, of unvested common shares outstanding that were issued upon the early exercise of stock options prior to the vesting of the underlying shares and subject to repurchase by the Company at the original issuance price upon termination of the stockholders’ services. The right to repurchase these shares

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

generally lapses with respect to 25% of the shares underlying the option after one year of service to the Company and 1/48 of the shares underlying the original grant per month for 36 months thereafter. The shares purchased by the employees pursuant to the early exercise of stock options are not deemed, for accounting purposes, to be issued until those shares vest. The cash received in exchange for exercised and unvested shares related to stock options granted is recorded as a liability for the early exercise of stock options on the consolidated balance sheets and will be reclassified to common stock and additional paid-in capital as the shares vest. As of December 31, 2013 and 2014 and June 30, 2015, the Company recorded $296,000, $354,000 and $406,000 (unaudited), respectively, within accrued liabilities and other long-term liabilities associated with shares issued subject to repurchase rights.

9. Net Loss per Share Attributable to Common Stockholders

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data):

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
			(unaudited)
Numerator
Net loss	$(12,700)	$(16,829)	$(10,597)	$(9,575)
Cumulative dividends on redeemable convertible preferred stock	(1,087)	(2,864)	(1,033)	(2,630)
Accretion of redeemable convertible preferred stock to redemption value	(179)	(158)	(96)	(62)

Net loss attributable to common stockholders, basic and diluted	$(13,966)	$(19,851)	$(11,726)	$(12,267)

Denominator
Weighted average shares outstanding	8,529,516	12,475,703	11,906,793	13,902,037
Less: weighted average shares subject to repurchase	(4,244,944)	(6,019,066)	(6,053,281)	(5,292,210)

Weighted average shares used to compute basic and diluted net loss per share	4,284,572	6,456,637	5,853,512	8,609,827

Net loss per share attributable to common stockholders:
Basic and diluted	$(3.26)	$(3.07)	$(2.00)	$(1.42)

Basic net loss attributable to common stockholders per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss attributable to common stockholders per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares and potentially dilutive securities for the period, determined using the treasury-stock method and the as-if converted method, for convertible securities, if inclusion of these is dilutive. Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities as the holders of the Company’s redeemable convertible preferred stock are entitled to receive cumulative dividends, payable prior and in preference to any dividends on shares of common stock. Any additional dividends will be distributed among the holders of preferred stock and common stock pro rata, assuming the conversion of all preferred stock into common stock. Under the two-class method, net income attributable to common stockholders

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

is determined by allocating undistributed earnings, calculated as net income less current period earnings allocated to participating securities based on their respective rights to receive dividends. In computing diluted net income attributed to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. Basic net income per common share is computed by dividing the net income attributable to common stockholders by the weighted average number of common shares outstanding during the period. The Company’s preferred stockholders do not have a contractual obligation to share in the Company’s losses. As such, the net loss is attributed entirely to common stockholders. Because the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share for those periods.

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	As of December 31,		As of June 30,
	2013	2014	2014	2015
			(unaudited)
Redeemable convertible preferred stock	19,250,000	44,916,667	32,250,000	61,985,313
Common stock subject to repurchase	6,286,001	5,463,300	5,715,293	4,700,772
Stock options to purchase common stock	1,076,500	2,038,458	1,658,500	4,623,343

Unaudited Pro Forma Basic and Diluted Loss Per Share

The unaudited pro forma basic and diluted loss per share for the year ended December 31, 2014 and the six months ended June 30, 2015 give effect to the conversion of all shares of redeemable convertible preferred stock upon the closing of the offering contemplated by this prospectus by treating all shares of redeemable convertible preferred stock as if they had been converted to common stock at the beginning of the earliest period presented, or the date of the original issuance, if later. Shares to be sold in the offering are excluded from the unaudited pro forma basic and diluted loss per share calculations. As the Company incurred net losses for the year ended December 31, 2014 and the six months ended June 30, 2015 (unaudited), there is no income allocation required under the two-class method or dilution attributed to pro forma weighted average shares outstanding in the calculation of pro forma diluted loss per share for those periods.

Upon conversion of the redeemable convertible preferred stock into common stock, including in the event of a Qualified IPO, the holders of the redeemable convertible preferred stock are not entitled to receive undeclared dividends. Accordingly, the impact of accretion of accrued but unpaid dividends has been excluded from the determination of net loss attributable to common stockholders. The accretion to redemption value and the change in the fair value of the redeemable convertible preferred stock call option liability has also been excluded from the determination of net loss applicable to common stockholders, assuming the conversions had occurred at the beginning of the earliest period presented, or the date of original issuance, if later.

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

Unaudited pro forma basic and diluted net loss per share attributable to common stockholders are computed as follows (in thousands, except share and per share data):

	Year Ended December 31, 2014	Six Months Ended June 30, 2015
		(unaudited)
Numerator
Net loss attributable to common stockholders, basic and diluted	$(19,851)	$(12,267)
Cumulative dividends on redeemable convertible preferred stock	2,864	2,630
Accretion of redeemable convertible preferred stock to redemption value	158	62
Change in fair value of call option liability	(387)	(314)

Pro forma net loss attributable to common stockholders, basic and diluted	$(17,216)	$(9,889)

Denominator
Weighted average shares outstanding, basic and diluted	6,456,637	8,609,827
Adjustment for assumed effect of conversion of redeemable convertible preferred stock	34,507,532	51,624,403

Pro forma weighted average shares used to compute basic and diluted net loss per share	40,964,169	60,234,230

Net loss per share attributable to common stockholders:
Basic and diluted	$(0.42)	$(0.16)

10. Related Party Transactions

In September 2012, the Company began receiving consulting and management services pursuant to an unwritten agreement with Third Rock Ventures, which owned 85% of the Company’s redeemable convertible preferred stock outstanding at December 31, 2014. The consulting fees were incurred in the ordinary course of business, and were $575,000, $270,000, $198,000 (unaudited) and $52,000 (unaudited) for the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015, respectively. As of December 31, 2014 and June 30, 2015, the Company had an outstanding liability to Third Rock Ventures of $33,000 and $19,000 (unaudited), respectively.

In March 2013, we entered into a restricted stock purchase agreement with Charles Homcy, M.D., a member of our board of directors, pursuant to which we issued to Dr. Homcy an aggregate of 750,000 shares of our common stock at a price of $0.05 per share, for an aggregate purchase price of $37,500.

Effective July 29, 2013, the Company entered into a shared facilities and services agreement with GBT, a company that was majority-owned by Third Rock Ventures as of such date. In connection with that agreement, the Company reimbursed GBT for shared facilities and equipment of the Company’s former corporate headquarters location. During the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015, the Company reimbursed expenses and equipment of $310,000, $234,000, $159,000 (unaudited) and $41,000 (unaudited), respectively, to GBT. As of December 31, 2013 and 2014 and June 30, 2015, the Company had an outstanding liability to GBT of zero, $24,000 and zero (unaudited), respectively and as of December 31, 2013 the Company had an outstanding receivable from GBT of $22,000. In October 2014, the Company entered into a lease assignment agreement with the owner of the former headquarters building and GBT to allow GBT to sublease the Company’s portion of the office after the Company relocated to its new corporate headquarters.

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

11. Employee Benefit Plan

The Company sponsors a 401(k) Plan, which stipulates that eligible employees can elect to contribute to the 401(k) Plan, subject to certain limitations of eligible compensation.

12. Income Taxes

For the years ended December 31, 2013 and 2014, the effective income tax rate and tax provision from continuing operations was zero, primarily attributable to losses generated which are not more likely than not to be realized.

The provision for income taxes differs from the amount expected by applying the federal statutory rate to the loss before taxes as follows:

	Year Ended December 31,
	2013	2014
Federal statutory income tax rate	34.00%	34.00%
State taxes (tax effected)	6.83%	8.41%
Non-deductible expenses and other	2.38%	0.67%
Research and development credits	0.56%	3.55%
Change in valuation allowance	(43.77)%	(46.63)%

Total	0.00%	0.00%

As of December 31, 2013 and 2014, the components of the Company’s deferred tax assets are as follows (in thousands):

	December 31,
	2013	2014
Deferred tax assets:
Net operating loss carryforwards	$5,682	$11,298
Start up costs	1,377	2,423
Stock compensation	16	53
Research and development credits carryforwards	139	1,151
Depreciation	(470)	(402)
Accrued expenses	50	115
Other	42	45

Total deferred tax assets	6,836	14,683
Less valuation allowance	(6,836)	(14,683)

Net deferred tax assets	$—	$—

The Company’s primary deferred tax asset of $5.7 million at December 31, 2013 and $11.3 million at December 31, 2014 relates to its net operating loss carryforwards. Based on a history of cumulative losses in recent periods and consideration of other available positive and negative evidence, the Company has recorded a valuation allowance to offset the net deferred tax assets at December 31, 2013 and December 31, 2014, respectively.

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2014, the Company had approximately $28.5 million and $27.7 million of federal and state net operating losses, respectively, that will begin to expire in 2032. As of December 31, 2014, the Company had approximately $0.9 million and $1.0 million of federal and state research and development tax credit carryovers, respectively. If not utilized, the federal credit carryforward will expire in 2032, and the state credit carryforward does not expire. The valuation allowance increased by approximately $5.5 million and $7.9 million during the years ended December 31, 2013 and 2014, respectively. In general, if the Company experiences a greater than 50 percentage point aggregate change in ownership over a three-year period (a Section 382 ownership change), utilization of its pre-change net operating loss carryforwards, or NOLs, are subject to an annual limitation under Section 382 of the Internal Revenue Code, as well as a similar law under the laws of the state of California. The annual limitation generally is determined by multiplying the value of the Company’s stock at the time of such ownership change (subject to certain adjustments) by the applicable “long-term tax-exempt rate.” Such limitations may result in expiration of a portion of the NOLs before utilization. The Company has determined that an ownership change occurred on April 20, 2015 that resulted in an annual limitation, but that all NOLs generated prior to April 20, 2015 can be utilized prior to expiration. The ability of the Company to use its remaining NOLs may be further limited if the Company experiences a Section 382 ownership change in connection with the offering contemplated by this prospectus, future offerings, or as a result of other changes in its stock ownership.

As of December 31, 2013 and 2014, the Company did not have a liability related to unrecognized tax benefits. All unrecognized tax benefits have been netted against the research and development deferred tax asset.

The Company records interest and penalties related to unrecognized tax benefits within income tax expense. As of December 31, 2013 and 2014, the Company had not accrued any interest or penalties related to unrecognized tax benefits. The Company is subject to U.S. federal and California income tax assessment for years beginning in 2011. However, since the Company has incurred net operating losses every year since inception, all of its income tax returns are subject to examination and adjustments by the Internal Revenue Service for at least three years and by California Franchise Tax Board for four years following the year in which the tax attributes are utilized. The Company does not believe that there will be a material change in it unrecognized tax positions over the next twelve months. There is no amount of unrecognized tax benefit that, if recognized, would affect the effective tax rate.

Uncertain Tax Positions

Since inception June 8, 2012, the Company adopted the provisions of the FASB’s guidance for accounting for uncertain tax positions. The guidance prescribes a comprehensive model for the recognition, measurement, presentation and disclosure in consolidated financial statements of any uncertain tax positions that have been taken or expected to be taken on a tax return. It is the Company’s policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense as necessary. There were no interest or penalties accrued at December 31, 2013 and 2014.

The Company has not been audited by the Internal Revenue Service or any state tax authority. It is subject to taxation in the United States. Because of the net operating loss and research credit carryforwards, substantially all of its tax years, from 2012 through 2014, remain open to U.S. federal and California state tax examinations.

At December 31, 2013 and 2014, the Company’s reserve for unrecognized tax benefits is approximately $56,000 and $465,000, respectively. Due to the full valuation allowance at December 31, 2014, current adjustments to the unrecognized tax benefit will have no impact on the Company’s effective income tax rate; any adjustments made after the valuation allowance is released will have an impact on the tax rate.

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	For the Year Ended December 31,
	2013	2014
Beginning balance	$7	$56
Increases of unrecognized tax benefits related to current year	49	409

Ending balance	$56	$465

The Company does not anticipate significant changes to its uncertain tax positions through the next 12 months.

13. Subsequent Events

The Company has reviewed and evaluated subsequent events through August 19, 2015, the date the annual financial statements were available to be issued.

In April 2015, the Company issued 17,068,646 shares of Series B redeemable convertible preferred stock to new and existing stockholders in exchange for net proceeds of $45.8 million (see Note 7).

In May 2015, the Company established a wholly-owned foreign subsidiary in Australia (see Note 2).

14. Subsequent Events (unaudited)

The Company has reviewed and evaluated subsequent events through August 19, 2015, the date the unaudited interim consolidated financial statements were available to be issued.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by MyoKardia, Inc. (the “Company” or the “Registrant”) in connection with the sale of the common stock being registered. All the amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

Amount
SEC registration fee	$	*
FINRA filing fee		*
NASDAQ initial listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’

fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

The Company’s amended and restated certificate of incorporation, which will become effective upon completion of the offering, provides for the indemnification of directors to the fullest extent permissible under Delaware law.

The Company’s amended and restated bylaws, which will become effective upon completion of the offering, provide for the indemnification of officers, directors and third parties acting on the Company’s behalf if such persons act in good faith and in a manner reasonably believed to be in and not opposed to the Company’s best interest, and, with respect to any criminal action or proceeding, such indemnified party had no reason to believe his or her conduct was unlawful.

The Company is entering into indemnification agreements with each of its directors and executive officers, in addition to the indemnification provisions provided for in its charter documents, and the Company intends to enter into indemnification agreements with any new directors and executive officers in the future. These agreements will provide that we will indemnify each of our directors and executive officers, and such entities to the fullest extent permitted by law.

The underwriting agreement (to be filed as Exhibit 1.1 hereto) will provide for indemnification by the underwriters of the Company, and its executive officers and directors, and indemnification of the underwriters by the Company for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

The Company intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15. Recent Sales of Unregistered Securities

Since January 1, 2012, we have issued the following securities that were not registered under the Securities Act:

Issuances of Capital Stock

On June 21, 2012, we issued 2,000,000 shares of our common stock to one investor for an aggregate consideration of $200.00.

On August 9, 2012, we issued 750,000 shares of our common stock to one investor for an aggregate consideration of $75.00.

On August 11, 2012, we issued 1,500,000 shares of our common stock to one investor for an aggregate consideration of $150.00.

On August 13, 2012, we issued 1,500,000 shares of our common stock to one investor for an aggregate consideration of $150.00.

On August 24, 2012, we issued 50,000 shares of our common stock to one investor for an aggregate consideration of $5.00.

On September 4, 2012, we issued 750,000 shares of our common stock to one investor for an aggregate consideration of $750.00.

On September 5, 2012, we issued 45,000 shares of our common stock to one investor for an aggregate consideration of $4.50.

On September 11, 2012, we issued 4,000,000 shares of our Series A redeemable convertible preferred stock to one investor for an aggregate consideration of $4,000,000.00.

On November 27, 2012, we issued 4,600,000 shares of our Series A redeemable convertible preferred stock to one investor for an aggregate consideration of $4,600,000.00.

On March 21, 2013, we issued 750,000 shares of our common stock to one investor for an aggregate consideration of $37,500.00.

On April 12, 2013, we issued 5,400,000 shares of our Series A redeemable convertible preferred stock to one investor for an aggregate consideration of $5,400,000.00.

On October 16, 2013, we issued 5,250,000 shares of our Series A redeemable convertible preferred stock to two investors for an aggregate consideration of $5,250,0000.00.

On February 4, 2014, we issued 8,000,000 shares of our Series A redeemable convertible preferred stock to one investor for an aggregate consideration of $8,000,000.00.

On June 18, 2014, we issued 5,000,000 shares of our Series A redeemable convertible preferred stock to two investors for an aggregate consideration of $5,000,000.00.

On July 29, 2014, we issued 6,000,000 shares of our Series A redeemable convertible preferred stock to two investors for an aggregate consideration of $6,000,000.00.

On August 1, 2014, we issued 6,666,667 shares of our Series A-1 redeemable convertible preferred stock to one investor for an aggregate consideration of $10,000,000.50.

On April 20, 2015, we issued 15,213,358 shares of our Series B redeemable convertible preferred stock to eight investors for an aggregate consideration of $40,999,999.81.

On April 28, 2015, we issued 1,855,288 shares of our Series B redeemable convertible preferred stock to one investor for an aggregate consideration of $5,000,001.16.

No underwriters were used in the foregoing transactions. We believe these transactions were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act, Regulation D, or Regulation S promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about our company.

Grants of Stock Options and Restricted Stock under the 2012 Plan.

Since September 7, 2012, we have granted stock options to purchase an aggregate of 11,723,250 shares of our common stock, with exercise prices ranging from $0.05 to $0.41 per share, to employees, directors and consultants pursuant to the 2012 Plan. Since September 7, 2012, we have granted an aggregate of 50,000 shares of restricted stock under the 2012 Plan. The issuances of these securities were exempt either pursuant to Rule 701, as a transaction pursuant to a compensatory benefit plan, or pursuant to Section 4(a)(2), as a transaction by an issuer not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b)	Financial Statement Schedules.

None.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a) The undersigned Registrant will provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, California, on the         day of             , 2015.

MYOKARDIA, INC.

By:
T. Anastasios Gianakakos
President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints T. Anastasios Gianakakos and Steven Chan and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney in fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post effective amendments and amendments thereto, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys in fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys in fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

T. ANASTASIOS GIANAKAKOS	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2015

STEVEN CHAN	Vice President, Corporate Controller (Principal Financial and Accounting Officer)	, 2015

MARK PERRY	Director	, 2015

CHARLES HOMCY	Director	, 2015

KATHERINE BOWDISH	Director	, 2015

KEVIN P. STARR	Director	, 2015

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement

3.1	Third Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering

3.3	Bylaws of the Registrant, as currently in effect

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering

3.5*	Form of Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation of the Registrant, to be effective prior to the effectiveness of this registration statement

4.1*	Specimen Common Stock Certificate

4.2	Second Amended and Restated Investors’ Rights Agreement by and among the Registrant and certain of its stockholders dated April 20, 2015

4.3	Amendment No. 1 to Second Amended and Restated Investors’ Rights Agreement by and among the Registrant and certain of its stockholders dated April 20, 2015

5.1*	Opinion of Goodwin Procter LLP

10.1#	2012 Equity Incentive Plan and forms of award agreements thereunder

10.2*#	2015 Stock Option and Incentive Plan and forms of award agreements thereunder

10.3#	Employment Offer Letter Agreement, by and between the Registrant and Robert S. McDowell, Ph.D., dated June 8, 2012

10.4#	Employment Offer Letter Agreement, by and between the Registrant and T. Anastasios Gianakakos, dated September 19, 2013

10.5#	Employment Offer Letter Agreement, by and between the Registrant and Jacob Bauer, dated July 2, 2014

10.6#	Employment Offer Letter Agreement, by and between the Registrant and Steven Chan, dated October 20, 2014

10.7#	Employment Offer Letter Agreement, by and between the Registrant and Joseph Lambing, Ph.D., dated February 27, 2014

10.8#	Employment Offer Letter Agreement, by and between the Registrant and Jonathan C. Fox, Ph.D., dated March 4, 2013

10.9	Lease Agreement, by and between the Registrant and HCP LS Redwood City, LLC, dated September 15, 2014

10.10*	License and Collaboration Agreement, by and between the Registrant and Aventis Inc., dated August 1, 2014

10.12*	Form of Indemnification Agreement by and between the Registrant and each of its directors and officers

10.13	Director Letter Agreement, by and between the Registrant and Mark L. Perry, dated June 22, 2015

21.1	List of Subsidiaries

23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

*	To be filed by amendment.
†	Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.
#	Represents management compensation plan, contract or arrangement.

Exhibit 3.1

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

MYOKARDIA, INC.

(Pursuant to Sections 242 and 245 of the

General Corporation Law of the State of Delaware)

MYOKARDIA, INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),

DOES HEREBY CERTIFY:

1. That the name of this corporation is MyoKardia, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on June 8, 2012 and that the Certificate of Incorporation was amended and restated on September 7, 2012 and amended and restated again on August 1, 2014.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is MyoKardia, Inc. (the “Corporation”).

SECOND: The address of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, Zip Code 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: (i) The total number of shares of all classes of stock which the Corporation shall have authority to issue is 100,000,000 shares of Common Stock, $0.0001 par value per share (“Common Stock”), and 62,235,313 shares of Preferred Stock, $0.0001 par value per share (“Preferred Stock”).

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.	COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Corporation’s Certificate of Incorporation (the “Certificate of Incorporation”) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein.

38,500,000 shares of the authorized Preferred Stock are designated “Series A Preferred Stock”, 6,666,667 shares of the authorized Preferred Stock are designated “Series A-1 Preferred Stock” (together with the Series A Preferred Stock, the “Series Preferred”) and 17,068,646 shares of authorized but unissued Preferred Stock are hereby designated “Series B Preferred Stock”. The Preferred Stock has the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to “Sections” in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth.

1. Dividends.

1.1 From and after the date of the issuance of any shares of Series B Preferred Stock, dividends at the rate per annum of $0.2156 per share shall accrue on such shares of Series B Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock) (the “Series B Accruing Dividends”). From and after the date of the issuance of any shares of Series A Preferred Stock, dividends at the rate per annum of $0.08 per share shall accrue on such shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A

2

Preferred Stock) (the “Series A Accruing Dividends”). From and after the date of the issuance of any shares of Series A-1 Preferred Stock, dividends at the rate per annum of $0.12 per share shall accrue on such shares of Series A-1 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A-1 Preferred Stock) (the “Series A-1 Accruing Dividends” and, together with the Series A Accruing Dividends and the Series B Accruing Dividends, the “Accruing Dividends”). Accruing Dividends shall accrue from day to day from the date such share was issued, whether or not declared, and shall be cumulative; provided however, that except as set forth in the following sentence of this Section 1 or in Subsection 2.1 or Subsection 2.3.2(c), such Accruing Dividends shall be payable only when, as, and if declared by the Corporation’s Board of Directors (the “Board of Directors”), and the Corporation shall be under no obligation to pay such Accruing Dividends.

1.2 The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series B Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series B Preferred Stock in an amount at least equal to the greater of (i) the amount of the aggregate Series B Accruing Dividends then accrued on such share of Series B Preferred Stock and not previously paid and (ii) (A) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series B Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of such share of Series B Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series B Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Series B Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series B Preferred Stock pursuant to this Section 1.2 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series B Preferred Stock dividend. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the Corporation shall have paid in full all dividends payable to the Series B Preferred Stock pursuant to the immediately preceding sentence. Thereafter, the holders of the Series Preferred then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Preferred in an amount at least equal to the greater of (i) the amount of the aggregate applicable Accruing Dividends then accrued on such share of Series Preferred, and not

3

previously paid and (ii) (A) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Preferred as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of Series Preferred, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Preferred, determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below) with respect to the applicable class of Series Preferred; provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series Preferred pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Preferred dividend. The “Series A Original Issue Price” shall mean $1.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock; and the “Series A-1 Original Issue Price” shall mean $1.50 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A-1 Preferred Stock. The “Series B Original Issue Price” shall mean $2.6950 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock. The “Original Issue Price” shall mean the Series A Original Issue Price, Series A-1 Original Issue Price or the Series B Original Issue Price, as applicable.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock.

2.1.1 In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Series A Preferred Stock, Series A-1 Preferred Stock and Common Stock by reason of their ownership thereof, an amount per share equal to the Series B Original Issue Price, plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series B Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1.1, the holders of shares of Series B Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts

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which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The aggregate amount which a holder of a share of Series B Preferred Stock is entitled to receive under this Subsection 2.1.1 is hereinafter referred to as the “Series B Liquidation Amount”.

2.1.2 In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after payment of all preferential amounts required to be paid to holders of Series B Preferred Stock pursuant to Section 2.1.1, the holders of shares of Series Preferred then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, on a pari passu basis among each other and before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, (a) an amount per share of Series A Preferred Stock equal to the Series A Original Issue Price, plus any Series A Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, and (b) an amount per share of Series A-1 Preferred Stock equal to the Series A-1 Original Issue Price, plus any Series A-1 Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Preferred the full amount to which they shall be entitled under this Subsection 2.1.2, the holders of shares of Series Preferred shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable pursuant to this Subsection 2.1.2 in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The aggregate amount which a holder of a share of Series A Preferred Stock is entitled to receive under this Subsection 2.1.2 is hereinafter referred to as the “Series A- Liquidation Amount.” The aggregate amount which a holder of a share of Series A-1 Preferred Stock is entitled to receive under this Subsection 2.1.2 is hereinafter referred to as the “Series A-1 Liquidation Amount.” The aggregate amount which a holder of a share of Preferred Stock is entitled to receive under Subsections 2.1 and 2.2 is hereinafter referred to as the “Liquidation Amount.”

2.2 Distribution of Remaining Assets to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of the shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder. Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, each such holder of shares of a series of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder’s shares of such series into shares of Common Stock immediately prior to the liquidation, dissolution or winding up or a Deemed Liquidation Event if, as a result of any actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have

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converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a “Deemed Liquidation Event” unless the holders of at least a majority of the then outstanding shares of Series B Preferred Stock, voting together as a separate class, and at least a majority of the then outstanding shares of Series A Preferred Stock and Series A-1 Preferred Stock, voting together as a single class, elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except (A) any such merger or consolidation effected exclusively to change the domicile of the Corporation or (B) any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event; Redemption.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) above unless the agreement or plan of merger or consolidation for such transaction (the “Merger Agreement”) provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 above.

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(b) In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b) above, if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the holders of at least a majority of the then outstanding shares of Preferred Stock (calculated on an as-converted basis) so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors (the “Net Proceeds”)), to the extent legally available therefor, on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount for such share of Preferred Stock. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Net Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, or if the Corporation does not have sufficient lawfully available funds to effect such redemption, the Corporation shall first redeem all shares of Series B Preferred Stock at a price per share equal to the Series B Liquidation Amount. In the event of a redemption pursuant to this Section 2.3.2(b), if the Net Proceeds are not sufficient to redeem all outstanding shares of Series B Preferred Stock, or if the Corporation does not have sufficient lawfully available funds to effect such a redemption, the Corporation shall redeem a pro rata portion of each holder’s shares of Series B Preferred Stock to the fullest extent of such Net Proceeds or such lawfully available funds, as the case may be, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the legally available funds were sufficient to redeem all such shares, and shall redeem the redeem the remaining shares to have been redeemed as soon as practicable after the Corporation has funds legally available therefor. If, after the redemption in full of the Series B Preferred Stock, the remaining Net Proceeds are not sufficient to redeem all outstanding shares of Series Preferred, or if the Corporation does not have sufficient lawfully available funds to effect such redemption, the Corporation shall redeem a pro rata portion of each holder’s shares of Series Preferred to the fullest extent of such Net Proceeds or such lawfully available funds, as the case may be, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the legally available funds were sufficient to redeem all such shares, and shall redeem the remaining shares to have been redeemed as soon as practicable after the Corporation has funds legally available therefor. The provisions of Sections 2.3.2(c)(i) through 2.3.2(c)(v) below shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Series B Preferred Stock and/or Series Preferred pursuant to this Section 2.3.2(b). Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

(c) The holders of the Preferred Stock shall have redemption rights as follows:

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(i) Prior to redemption of any Series Preferred, shares of Series B Preferred Stock, other than Series B Excluded Shares (as defined below), shall be redeemed by the Corporation at a price equal to the Series B Original Issue Price, plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon (the “Series B Redemption Price”), in three annual installments commencing not more than 60 days after receipt by the Corporation at any time on or after the date five (5) years after the Series B Original Issue Date (as defined below), from the holders of at least a majority of the then outstanding shares of Series B Preferred Stock, of written notice requesting redemption of all shares of Series B Preferred Stock (the “Series B Redemption Request”). Upon receipt of a Series B Redemption Request, the Corporation shall send a written notice (a “Series B Redemption Notice”) to all holders of Series B Preferred Stock and shall apply all of its assets to any such redemption, and to no other corporate purpose, except to the extent prohibited by Delaware law governing distributions to stockholders. The date of each such installment shall be referred to as a “Series B Redemption Date”. On each Series B Redemption Date, the Corporation shall redeem, on a pro rata basis in accordance with the number of shares of Series B Preferred Stock owned by each holder, that number of outstanding shares of Series B Preferred Stock determined by dividing (i) the total number of shares of Series B Preferred Stock outstanding immediately prior to such Series B Redemption Date by (ii) the number of remaining Series B Redemption Dates (including the Series B Redemption Date to which such calculation applies). If on any Series B Redemption Date Delaware law governing distributions to stockholders prevents the Corporation from redeeming all shares of Series B Preferred Stock to be redeemed, the Corporation shall ratably redeem the maximum number of shares of Series B Preferred Stock that it may redeem consistent with such law, and shall redeem the remaining shares of Series B Preferred Stock as soon as it may lawfully do so under such law. If the Corporation receives, on or prior to the twentieth (20th) day after the date of delivery of the Series B Redemption Notice to a holder of Series B Preferred Stock, written notice from such holder that such holder elects to be excluded from the redemption provided in this Section 2.3.2(c)(i), then the shares of Series B Preferred Stock registered on the books of the Corporation in the name of such holder at the time of the Corporation’s receipt of such notice shall thereafter be “Series B Excluded Shares.” Series B Excluded Shares shall not be redeemed or redeemable pursuant to this Section 2.3.2(c)(i), whether on such Redemption Date or thereafter.

(ii) Shares of Series Preferred shall be redeemed by the Corporation, other than Series Preferred Excluded Shares, at a price equal to the applicable Original Issue Price, plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon (the “Series Preferred Redemption Price”, and together with the Series B Redemption Price, the “Redemption Price”), in three annual installments commencing not more than 60 days after receipt by the Corporation at any time on or after the later to occur of the redemption in full of all outstanding shares of Series B Preferred Stock in accordance with Section 2.3.2(c)(i) above and the date five (5) years after the Series B Original Issue Date, from the holders of at least a majority of the then outstanding shares of Series Preferred, of written notice requesting redemption of all shares of Series Preferred (the “Series Preferred Redemption Request”). Upon receipt of a Series Preferred Redemption Request, the Corporation shall send a written notice (a “Series Redemption Notice”) to all holders of Series Preferred and shall apply all of its assets to any

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such redemption, and to no other corporate purpose, except to the extent prohibited by Delaware law governing distributions to stockholders. The date of each such installment shall be referred to as a “Series Preferred Redemption Date” and together with each Series B Redemption Date, each a “Redemption Date”. On each Series Preferred Redemption Date, the Corporation shall redeem, on a pro rata basis in accordance with the number of shares of Series Preferred owned by each holder, that number of outstanding shares of Series Preferred determined by dividing (i) the total number of shares of Series Preferred outstanding immediately prior to such Series Preferred Redemption Date by (ii) the number of remaining Series Preferred Redemption Dates (including the Series Preferred Redemption Date to which such calculation applies). If on any Series Preferred Redemption Date Delaware law governing distributions to stockholders prevents the Corporation from redeeming all shares of Series Preferred to be redeemed, the Corporation shall ratably redeem the maximum number of shares of Series Preferred that it may redeem consistent with such law, and shall redeem the remaining shares of Series Preferred as soon as it may lawfully do so under such law. If the Corporation receives, on or prior to the twentieth (20th) day after the date of delivery of the Series Redemption Notice to a holder of Series Preferred, written notice from such holder that such holder elects to be excluded from the redemption provided in this Section 2.3.2(c)(ii), then the shares of Series Preferred registered on the books of the Corporation in the name of such holder at the time of the Corporation’s receipt of such notice shall thereafter be “Series Preferred Excluded Shares.” Series Preferred Excluded Shares shall not be redeemed or redeemable pursuant to this Section 2.3.2(c)(ii), whether on such Redemption Date or thereafter.

(iii) On or before the Redemption Date, each holder of the applicable shares of Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, and thereupon the redemption price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof.

(iv) If on the applicable Redemption Date the redemption price payable upon redemption of the applicable shares of Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor, then notwithstanding that the certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the redemption price without interest upon surrender of their certificate or certificates therefor.

(v) Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

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2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. If the amount deemed paid or distributed under this Section 2.3 is made in property other than in cash, the value of such distribution shall be the fair market value of such property, determined as follows, except where otherwise provided for in the definitive documents governing such event:

(a) For securities not subject to investment letters or other similar restrictions on free marketability,

(i) if traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange or market over the 30-period ending three days prior to the closing of such transaction;

(ii) if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid prices over the 30-day period ending three days prior to the closing of such transaction; or

(iii) if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors of the Corporation.

(b) The method of valuation of securities subject to investment letters or other similar restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate) shall take into account an appropriate discount (as determined in good faith by the Board of Directors) from the market value as determined pursuant to clause (a) above so as to reflect the approximate fair market value thereof.

2.3.4 Allocation of Escrow or Contingent Payments. In the case of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i) above, if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow and/or is payable to the stockholders of the Corporation subject to contingencies, the Merger Agreement shall provide that (a) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the “Initial Consideration”) shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 above as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event and (b) any additional consideration which becomes payable to the stockholders of the Corporation upon release from escrow or satisfaction of contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 above after taking into account the previous payment of the Initial Consideration as part of the same transaction.

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3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class.

3.2 Election of Directors. The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect three (3) directors of the Corporation (the “Series A Directors”), and the holders of record of the shares of Series A-1 Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director (the “Series A-1 Director”). Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series Preferred and Series B Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. A vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section 3.2.

3.3 Preferred Stock Protective Provisions. At any time when any shares of Preferred Stock are outstanding, the Corporation or any of its subsidiaries shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) together as a single class on an as-converted basis, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

(a) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

(b) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation;

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(c) create or authorize the creation of or issue or obligate itself to issue shares of, any other security convertible into or exercisable for any equity security having rights, preferences or privileges senior to or on parity with any series of Preferred Stock, or increase the authorized number of shares of Preferred Stock or any series thereof or of any additional class or series of capital stock unless it ranks junior to the Preferred Stock;

(d) reclassify, alter or amend any existing security that is junior to or on parity with any Preferred Stock, if such reclassification, alteration or amendment would render such other security senior to or on parity with any Preferred Stock;

(e) purchase or redeem or pay or declare any dividend or make any distribution on, any shares of capital stock prior to any series of Preferred Stock, other than stock repurchased from former employees or consultants in connection with the cessation of their employment/services, at the lower of fair market value or cost;

(f) create or authorize the creation of any debt security other than equipment leases or bank lines of credit unless such debt security has received the prior approval of the Board of Directors, including the approval of at least two (2) Series A Directors (or at least one (1) Series A Director, at any time during which there are fewer than two (2) Series A Directors then in office);

(g) increase or decrease the authorized number of directors constituting the Board of Directors; or

(h) create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary or dispose of any subsidiary stock or all or substantially all of any subsidiary assets.

3.4 Series B Preferred Stock Protective Provisions. At any time when any shares of Series B Preferred Stock are outstanding, the Corporation or any of its subsidiaries shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series B Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

(a) alter or change the powers, preferences or special rights of the shares of the Series B Preferred Stock in a manner that is adverse to the Series B Preferred Stock (a “Series B Diminution”); provided, that the creation or issuance of a new series of Preferred Stock that is senior to, or pari passu with, the Series B Preferred Stock in connection with a bona fide equity financing shall not, in and of itself, constitute a Series B Diminution;

(b) purchase or redeem any shares of Series B Preferred Stock except as expressly contemplated under, and in accordance with the terms of, this Certificate of Incorporation;

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(c) purchase or redeem or pay or declare any dividend or make any distribution on, any shares of Common Stock and/or Series A Preferred Stock, other than (i) stock repurchased from former employees or consultants in connection with the cessation of their employment/services, at the lower of fair market value or cost, or (ii) payments of dividends as expressly contemplated under, and in accordance with the terms of, this Certificate of Incorporation; or

(d) increase the authorized number of shares of Series B Preferred Stock.

3.5 Series Preferred Protective Provisions. At any time when any shares of Series Preferred are outstanding, the Corporation or any of its subsidiaries shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series Preferred, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

(a) alter or change the powers, preferences or special rights of the shares of the Series A Preferred Stock or Series A-1 Preferred Stock in a manner that is adverse to the Series Preferred (a “Series Preferred Diminution”); provided, that the creation or issuance of a new series of Preferred Stock that is senior to, or pari passu with, the Series Preferred in connection with a bona fide equity financing shall not, in and of itself, constitute a Series Preferred Diminution;

(b) purchase or redeem any shares of Series Preferred except as expressly contemplated under, and in accordance with the terms of, this Certificate of Incorporation;

(c) purchase or redeem or pay or declare any dividend or make any distribution on, any shares of Common Stock and/or Series B Preferred Stock, other than (i) stock repurchased from former employees or consultants in connection with the cessation of their employment/services, at the lower of fair market value or cost or (ii) payments of dividends as expressly contemplated under, and in accordance with the terms of, this Certificate of Incorporation; or

(d) increase the authorized number of shares of Series A Preferred Stock or Series A-1 Preferred Stock.

4. Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

4.1 Right to Convert.

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4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The “Conversion Price” applicable to the Series A Preferred Stock shall initially be equal to $1.00, the “Conversion Price” applicable to the Series A-1 Preferred Stock shall initially be equal to $1.50 and the “Conversion Price” applicable to the Series B Preferred Stock shall initially be equal to $2.6950. Each such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a notice of redemption of any shares of Preferred Stock pursuant to Section 2.3.2(c), the Conversion Rights of the shares designated for redemption shall terminate at the close of business on the last full day preceding the date fixed for redemption, unless the redemption price is not fully paid on such redemption date, in which case the Conversion Rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder’s name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form

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satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the “Conversion Time”), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and, a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing a Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefore, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

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4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Prices for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) “Option” shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) “Series B Original Issue Date” shall mean the date on which the first share of Series B Preferred Stock was issued.

(c) “Convertible Securities” shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) “Additional Shares of Common Stock” shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Series B Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively “Exempted Securities”):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on, or upon the conversion of, Preferred Stock, and shares of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Sections 4.5, 4.6, 4.7 or 4.8 below, and shares of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors, including at least two (2) Series A Directors (or at least one (1) Series A Director, at any time during which there are fewer than two (2) Series A Directors then in office), and shares of Common Stock actually issued upon the exercise or conversion of such Options; or

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(iv) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors, including at least two (2) Series A Directors (or at least one (1) Series A Director, at any time during which there are fewer than two (2) Series A Directors then in office), and shares of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities.

4.4.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price of the Series A Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least a majority of the then outstanding shares of Series A Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock. No adjustment in the Conversion Price of the Series A-1 Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least a majority of the then outstanding shares of Series A-1 Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock. No adjustment in the Conversion Price of the Series B Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least a majority of the then outstanding shares of Series B Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series B Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the applicable Conversion Price pursuant to the terms of Section 4.4.4 below, are revised as a result of an amendment to such terms or if any

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other adjustment is made pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such applicable Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the applicable Conversion Price to an amount which exceeds the lower of (i) the applicable Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the applicable Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to a particular Conversion Price pursuant to the terms of Section 4.4.4 below (either because the consideration per share (determined pursuant to Section 4.4.5 hereof) of the Additional Shares of Common Stock subject thereto was equal to or greater than such Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series B Original Issue Date), are revised after the Series B Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a) above) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to a particular Conversion Price pursuant to the terms of Section 4.4.4 below, such Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the

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consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to a Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to such Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to such Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series B Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than a particular Conversion Price in effect immediately prior to such issue, then such Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

CP2 = CP1 * (A + B) ÷ (A + C).

For purposes of the foregoing formula, the following definitions shall apply:

(a) “CP2” shall mean the applicable Conversion Price in effect immediately after such issue of Additional Shares of Common Stock;

(b) “CP1” shall mean the applicable Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c) “A” shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) “B” shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

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(e) “C” shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors, including at least two (2) Series A Directors (or at least one (1) Series A Director, at any time during which there are fewer than two (2) Series A Directors then in office); and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors, including at least two (2) Series A Directors (or at least one (1) Series A Director, at any time during which there are fewer than two (2) Series A Directors then in office).

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing

(i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

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4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to a particular Conversion Price pursuant to the terms of Section 4.4.4 above then, upon the final such issuance, such Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series B Original Issue Date effect a subdivision of the outstanding Common Stock, each Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series B Original Issue Date combine the outstanding shares of Common Stock, each Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series B Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event each Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this subsection as of the time

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of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made with respect to a particular series of Preferred Stock if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series B Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of the applicable class of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of such Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of the Common Stock issuable upon conversion of one share of such Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors, including at least two (2) Series A Directors (or at least one (1) Series A Director, at any time during which there are fewer than two (2) Series A Directors then in office)) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the applicable Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of a Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than fifteen (15) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of the applicable series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such Preferred Stock is convertible) and showing in detail the facts upon which such

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adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than fifteen (15) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect for such series of Preferred Stock, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such holder’s shares of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) (i) in the case of the Series Preferred, the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series Preferred (voting together as a single class on an as-converted basis), or (ii) in the case of the Series B Preferred Stock, the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series B Preferred Stock (voting together as a separate class on an as-converted basis), or (b) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), provided that such offering results in at least $30 million of gross proceeds, after deducting the

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underwriting discount and commissions, to the Corporation and following such offering such shares are listed on a NASDAQ exchange, the New York Stock Exchange or another internationally recognized stock exchange (such an event a “QPO”) (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the “Mandatory Conversion Time”), (i) all outstanding shares of Series Preferred and/or Series B Preferred Stock, as applicable, shall automatically be converted into shares of Common Stock, at the then effective Conversion Price, and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Series Preferred and Series B Preferred Stock, as applicable, shall be sent written notice of the Mandatory Conversion Time, if applicable to such series of Preferred Stock, and the place designated for mandatory conversion of all such shares of such Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of such shares of Preferred Stock shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 5. At the Mandatory Conversion Time, all outstanding such shares of Preferred Stock shall be deemed to have been converted into shares of Common Stock, which shall be deemed to be outstanding of record, and all rights with respect to the Preferred Stock so converted, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate, except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the last sentence of this Section 5.2. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for such Preferred Stock, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of such Preferred Stock converted.

5.3 Effect of Mandatory Conversion. All shares of Series Preferred and Series B Preferred Stock shall, from and after the Mandatory Conversion Time, if applicable to such series of Preferred Stock, no longer be deemed to be outstanding and, notwithstanding the failure of the holder or holders thereof to surrender the certificates for such shares on or prior to such time, all rights with respect to such shares shall immediately cease and terminate at the Mandatory Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends accrued and

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declared but unpaid thereon. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

7. Waiver. Any of the rights, powers, preferences and other terms of the Series A Preferred Stock set forth herein may be waived on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series A Preferred Stock then outstanding. Any of the rights, powers, preferences and other terms of the Series A-1 Preferred Stock set forth herein may be waived on behalf of all holders of Series A-1 Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series A-1 Preferred Stock then outstanding. Any of the rights, powers, preferences and other terms of the Series Preferred set forth herein may be waived on behalf of all holders of Series Preferred by the affirmative written consent or vote of the holders of at least a majority of the shares of Series Preferred then outstanding. Any of the rights, powers, preferences and other terms of the Series B Preferred Stock set forth herein may be waived on behalf of all holders of Series B Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series B Preferred Stock then outstanding. Subject to Sections 3.4 and 3.5, any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Preferred Stock then outstanding, voting together as a single class on an as-converted basis.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by the Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

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EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, “Covered Persons”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director of the Corporation.

*     *     *

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3: That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4: That this Third Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation’s Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, this Third Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on April 20, 2015.

By:	/s/ T. Anastasios Gianakakos
Name: T. Anastasios Gianakakos
Title: President and Chief Executive Officer

[SIGNATURE PAGE TO THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION]

Exhibit 3.3

BYLAWS

OF

MYOKARDIA, INC.

(A DELAWARE CORPORATION)

BYLAWS

OF

MYOKARDIA, INC.

(A DELAWARE CORPORATION)

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the corporation in the State of Delaware shall be in the City of Wilmington, County of New Castle.

Section 2. Other Offices. The corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the corporation may require. (Del. Code Ann., tit. 8, § 122(8))

ARTICLE II

CORPORATE SEAL

Section 3. Corporate Seal. The Board of Directors may adopt a corporate seal. The corporate seal shall consist of a die bearing the name of the corporation and the inscription, “Corporate Seal-Delaware.” Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise. (Del. Code Ann., tit. 8, § 122(3))

ARTICLE III

STOCKHOLDERS’ MEETINGS

Section 4. Place of Meetings. Meetings of the stockholders of the corporation may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law (“DGCL”). (Del. Code Ann., tit. 8, § 211(a))

Section 5. Annual Meeting.

(a) The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of

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stockholders: (i) pursuant to the corporation’s notice of meeting of stockholders; (ii) by or at the direction of the Board of Directors; or (iii) by any stockholder of the corporation who was a stockholder of record at the time of giving of notice provided for in the following paragraph, who is entitled to vote at the meeting and who complied with the notice procedures set forth in Section 5. (Del. Code Ann., tit. 8, § 211(b)).

(b) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 5(a) of these Bylaws, (i) the stockholder must have given timely notice thereof in writing to the Secretary of the corporation, (ii) such other business must be a proper matter for stockholder action under the DGCL, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the corporation with a Solicitation Notice (as defined in this Section 5(b)), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the corporation’s voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the corporation’s voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice, and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this section, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section 5. To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder’s notice as described above. Such stockholder’s notice shall set forth: (A) as to each person whom the stockholder proposed to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and Rule 14a-4(d) thereunder (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made

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(i) the name and address of such stockholder, as they appear on the corporation’s books, and of such beneficial owner, (ii) the class and number of shares of the corporation which are owned beneficially and of record by such stockholder and such beneficial owner, and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of the corporation’s voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the corporation’s voting shares to elect such nominee or nominees (an affirmative statement of such intent, a “Solicitation Notice”).

(c) Notwithstanding anything in the second sentence of Section 5(b) of these Bylaws to the contrary, in the event that the number of directors to be elected to the Board of Directors of the corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the corporation at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 5 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the corporation.

(d) Only such persons who are nominated in accordance with the procedures set forth in this Section 5 shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 5. Except as otherwise provided by law, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded.

(e) Notwithstanding the foregoing provisions of this Section 5, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders’ meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation proxy statement pursuant to Rule 14a-8 under the 1934 Act.

(f) For purposes of this Section 5, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the 1934 Act.

Section 6. Special Meetings.

(a) Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total

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number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption) or (iv) by the holders of shares entitled to cast not less than twenty percent (20%) of the votes at the meeting, and shall be held at such place, on such date, and at such time as the Board of Directors shall fix. At any time or times that the corporation is subject to Section 2115(b) of the California General Corporation Law (“CGCL”), stockholders holding five percent (5%) or more of the outstanding shares shall have the right to call a special meeting of stockholders as set forth in Section 18(b) herein.

(b) If a special meeting is properly called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by certified or registered mail, return receipt requested, or by telegraphic or other facsimile transmission to the Chairman of the Board of Directors, the Chief Executive Officer, or the Secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. Nothing contained in this paragraph (b) shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 7. Notice of Meetings. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the corporation. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given. (Del. Code Ann., tit. 8, §§ 222, 229, 232)

Section 8. Quorum. At all meetings of stockholders, except where otherwise provided by statute or by the Certificate of Incorporation, or by these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a

5

majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute, or by the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the subject matter shall be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute or by the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting shall be the act of such class or classes or series. (Del. Code Ann., tit. 8, § 216)

Section 9. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. (Del. Code Ann., tit. 8, § 222(c))

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period. (Del. Code Ann., tit. 8, §§ 211(e), 212(b))

Section 11. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2)

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or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in the DGCL, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) shall be a majority or even-split in interest. (Del. Code Ann., tit. 8, § 217(b))

Section 12. List of Stockholders. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. The list shall be open to examination of any stockholder during the time of the meeting as provided by law. (Del. Code Ann., tit. 8, § 219)

Section 13. Action Without Meeting.

(a) Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, or by electronic transmission setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. (Del. Code Ann., tit. 8, § 228)

(b) Every written consent or electronic transmission shall bear the date of signature of each stockholder who signs the consent, and no written consent or electronic transmission shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the corporation in the manner herein required, written consents or electronic transmissions signed by a sufficient number of stockholders to take action are delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. (Del. Code Ann., tit. 8, § 228)

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(c) Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing or by electronic transmission and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take action were delivered to the corporation as provided in Section 228(c) of the DGCL. If the action which is consented to is such as would have required the filing of a certificate under any section of the DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the DGCL.

(d) A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the corporation can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its registered office in the state of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation’s registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the corporation or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the board of directors of the corporation. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing. (Del. Code Ann., tit. 8 § 228(d))

Section 14. Organization.

(a) At every meeting of stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or, if the President is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in his absence, an Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

(b) The Board of Directors of the corporation shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary,

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appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 15. Number and Term of Office. The authorized number of directors of the corporation shall be fixed by the Board of Directors from time to time. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient. (Del. Code Ann., tit. 8, §§ 141(b), 211(b), (c))

Section 16. Powers. The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by statute or by the Certificate of Incorporation. (Del. Code Ann., tit. 8, § 141(a))

Section 17. Term of Directors.

(a) Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, directors shall be elected at each annual meeting of stockholders to serve until the next annual meeting of stockholders and his successor is duly elected and qualified or until his death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(b) No person entitled to vote at an election for directors may cumulate votes to which such person is entitled, unless, at the time of such election, the corporation is subject to Section 2115(b) of the CGCL. During such time or times that the corporation is subject to Section 2115(b) of the CGCL, every stockholder entitled to vote at an election for directors may cumulate such stockholder’s votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder’s shares are otherwise entitled, or distribute the stockholder’s votes on the same principle among as many candidates as such stockholder thinks fit. No stockholder, however, shall be entitled to so

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cumulate such stockholder’s votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder’s intention to cumulate such stockholder’s votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

Section 18. Vacancies.

(a) Unless otherwise provided in the Certificate of Incorporation, and subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, provided, however, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director. (Del. Code Ann., tit. 8, § 223(a), (b)).

(b) At any time or times that the corporation is subject to §2115(b) of the CGCL, if, after the filling of any vacancy, the directors then in office who have been elected by stockholders shall constitute less than a majority of the directors then in office, then

(i) any holder or holders of an aggregate of five percent (5%) or more of the total number of shares at the time outstanding having the right to vote for those directors may call a special meeting of stockholders; or

(ii) the Superior Court of the proper county shall, upon application of such stockholder or stockholders, summarily order a special meeting of the stockholders, to be held to elect the entire board, all in accordance with Section 305(c) of the CGCL, the term of office of any director shall terminate upon that election of a successor. (CGCL §305(c).

Section 19. Resignation. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the

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pleasure of the Board of Directors. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each Director so chosen shall hold office for the unexpired portion of the term of the Director whose place shall be vacated and until his successor shall have been duly elected and qualified. (Del. Code Ann., tit. 8, §§ 141(b), 223(d))

Section 20. Removal.

(a) Subject to any limitations imposed by applicable law [(and assuming the corporation is not subject to Section 2115 of the CGCL)], the Board of Directors or any director may be removed from office at any time (i) with cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors or (ii) without cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation, entitled to elect such director.

(b) During such time or times that the corporation is subject to Section 2115(b) of the CGCL, the Board of Directors or any individual director may be removed from office at any time without cause by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote on such removal; provided, however, that unless the entire Board is removed, no individual director may be removed when the votes cast against such director’s removal, or not consenting in writing to such removal, would be sufficient to elect that director if voted cumulatively at an election which the same total number of votes were cast (or, if such action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of such director’s most recent election were then being elected.

Section 21. Meetings.

(a) Regular Meetings. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware which has been designated by the Board of Directors and publicized among all directors, either orally or in writing, including a voice-messaging system or other system designated to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means. No further notice shall be required for a regular meeting of the Board of Directors. (Del. Code Ann., tit. 8, § 141(g))

(b) Special Meetings. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board, the President or any director. (Del. Code Ann., tit. 8, § 141(g))

(c) Meetings by Electronic Communications Equipment. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting. (Del. Code Ann., tit. 8, § 141(i))

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(d) Notice of Special Meetings. Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting. If notice is sent by US mail, it shall be sent by first class mail, postage prepaid at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. (Del. Code Ann., tit. 8, § 229)

(e) Waiver of Notice. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice shall sign a written waiver of notice or shall waive notice by electronic transmission. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting. (Del. Code Ann., tit. 8, § 229)

Section 22. Quorum and Voting.

(a) Unless the Certificate of Incorporation requires a greater number, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Certificate of Incorporation; provided, however, at any meeting, whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting. (Del. Code Ann., tit. 8, § 141(b))

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws. (Del. Code Ann., tit. 8, § 141(b))

Section 23. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. (Del. Code Ann., tit. 8, § 141(f))

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Section 24. Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor. (Del. Code Ann., tit. 8, § 141(h))

Section 25. Committees.

(a) Executive Committee. The Board of Directors may appoint an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the corporation. (Del. Code Ann., tit. 8, § 141(c))

(b) Other Committees. The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws. (Del. Code Ann., tit. 8, § 141(c))

(c) Term. The Board of Directors, subject to any requirements of any outstanding series of Preferred Stock and the provisions of subsections (a) or (b) of this Bylaw may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. (Del. Code Ann., tit. 8, § 141(c))

(d) Meetings. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 25 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no

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further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee. (Del. Code Ann., tit. 8, §§ 141(c), 229)

Section 26. Organization. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or if the President is absent, the most senior Vice President, (if a director) or, in the absence of any such person, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his absence, any Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 27. Officers Designated. The officers of the corporation shall include, if and when designated by the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer and the Controller, all of whom shall be elected at the annual organizational meeting of the Board of Directors. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors. (Del. Code Ann., tit. 8, §§ 122(5), 142(a), (b))

Section 28. Tenure and Duties of Officers.

(a) General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors. (Del. Code Ann., tit. 8, § 141(b), (e))

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(b) Duties of Chairman of the Board of Directors. The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. If there is no President, then the Chairman of the Board of Directors shall also serve as the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in paragraph (c) of this Section 28. (Del. Code Ann., tit. 8, § 142(a))

(c) Duties of President. The President shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. Unless some other officer has been elected Chief Executive Officer of the corporation, the President shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. (Del. Code Ann., tit. 8, § 142(a))

(d) Duties of Vice Presidents. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. (Del. Code Ann., tit. 8, § 142(a))

(e) Duties of Secretary. The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these Bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The President may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. (Del. Code Ann., tit. 8, § 142(a))

(f) Duties of Chief Financial Officer. The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Chief Financial Officer shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. The President may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and

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perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. (Del. Code Ann., tit. 8, § 142(a))

Section 29. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 30. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission notice to the Board of Directors or to the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer. (Del. Code Ann., tit. 8, § 142(b))

Section 31. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written or electronic consent of the directors in office at the time, or by any committee or superior officers. (Del. Code Ann., tit. 8, § 142(b))

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING

OF SECURITIES OWNED BY THE CORPORATION

Section 32. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name without limitation, or to enter into contracts on behalf of the corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the corporation. (Del. Code Ann., tit. 8, §§ 103(a), 142(a), 158)

All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount. (Del. Code Ann., tit. 8, §§ 103(a), 142(a), 158).

Section 33. Voting of Securities Owned by the Corporation. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in

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any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President. (Del. Code Ann., tit. 8, § 123)

ARTICLE VII

SHARES OF STOCK

Section 34. Form and Execution of Certificates. The shares of the corporation shall be represented by certificates, or shall be uncertificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the corporation represented by certificate shall be entitled to have a certificate signed by or in the name of the corporation by the Chairman of the Board of Directors, or the President or any Vice President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. (Del. Code Ann., tit. 8, § 158)

Section 35. Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner’s legal representative, to agree to indemnify the corporation in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed. (Del. Code Ann., tit. 8, § 167)

Section 36. Restrictions on Transfer.

(a) No holder of any of the shares of stock of the corporation may sell, transfer, assign, pledge, or otherwise dispose of or encumber any of the shares of stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a “Transfer”) without the prior written consent of the corporation, upon duly authorized action of its Board of Directors. The corporation may withhold consent for any legitimate corporate purpose, as determined by the Board of Directors. Examples of the basis for the corporation to withhold its consent include, without limitation, (i) if such Transfer to individuals, companies or any other form of entity identified by the corporation as a potential competitor or considered by the corporation to be unfriendly; or (ii) if such Transfer increases the risk of the corporation having a class of security held of record by five hundred (500) or more persons, as described in Section 12(g) of the 1934 Act, and Rule 12g5-l promulgated thereunder, or otherwise requiring the corporation to register any class of securities under the 1934 Act; or

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(iii) if such Transfer would result in the loss of any federal or state securities law exemption relied upon by the corporation in connection with the initial issuance of such shares or the issuance of any other securities; or (iv) if such Transfer is facilitated in any manner by any public posting, message board, trading portal, internet site, or similar method of communication, including without limitation any trading portal or internet site intended to facilitate secondary transfers of securities; or (v) if such Transfer is to be effected in a brokered transaction; or (vi) if such Transfer represents a Transfer of less than all of the shares then held by the stockholder and its affiliates or is to be made to more than a single transferee.

(b) If a stockholder desires to Transfer any shares, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer. Any shares proposed to be transferred to which Transfer the corporation has consented pursuant to Section 36(a) will first be subject to the corporation’s right of first refusal located in Section 46 hereof.

(c) Any Transfer, or purported Transfer, of shares not made in strict compliance with this Section 36 shall be null and void, shall not be recorded on the books of the corporation and shall not be recognized by the corporation.

(d) The foregoing restriction on Transfer shall terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended.

(e) The certificates representing shares of stock of the corporation shall bear on their face the following legend so long as the foregoing Transfer restrictions are in effect:

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION.”

Section 37. Fixing Record Dates.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, subject to applicable law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

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(b) In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within ten (10) days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within ten (10) days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. (Del. Code Ann., tit. 8, § 213)

Section 38. Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware. (Del. Code Ann., tit. 8, §§ 213(a), 219)

ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 39. Execution of Other Securities. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 34), may be signed by the Chairman of the Board of Directors, the President or any Vice President, or

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such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

ARTICLE IX

DIVIDENDS

Section 40. Declaration of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law. (Del. Code Ann., tit. 8, §§ 170, 173)

Section 41. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created. (Del. Code Ann., tit. 8, § 171)

ARTICLE X

FISCAL YEAR

Section 42. Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

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ARTICLE XI

INDEMNIFICATION

Section 43. Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.

(a) Directors and Executive Officers. The corporation shall indemnify its directors and executive officers (for the purposes of this Article XI, “executive officers” shall have the meaning defined in Rule 3b-7 promulgated under the 1934 Act) to the fullest extent not prohibited by the DGCL or any other applicable law; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the Delaware General Corporation Law or any other applicable law or (iv) such indemnification is required to be made under subsection (d).

(b) Other Officers, Employees and Other Agents. The corporation shall have power to indemnify its other officers, employees and other agents as set forth in the DGCL or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person except executive officers to such officers or other persons as the Board of Directors shall determine.

(c) Expenses. The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or executive officer, of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding, provided, however, that, if the DGCL requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section 43 or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Bylaw, no advance shall be made by the corporation to an executive officer of the corporation (except by reason of the fact that such executive officer is or was a director of the corporation, in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made

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(i) by a majority vote of a quorum consisting of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or executive officer. Any right to indemnification or advances granted by this Bylaw to a director or executive officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise as a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or executive officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or executive officer is not entitled to be indemnified, or to such advancement of expenses, under this Article XI or otherwise shall be on the corporation.

(e) Non-Exclusivity of Rights. The rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL or any other applicable law.

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(f) Survival of Rights. The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director, or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) Insurance. To the fullest extent permitted by the DGCL, or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Bylaw.

(h) Amendments. Any repeal or modification of this Bylaw shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(i) Saving Clause. If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law. If this Section 43 shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and executive officer to the full extent under applicable law.

(j) Certain Definitions. For the purposes of this Bylaw, the following definitions shall apply:

(1) The term “proceeding” shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(2) The term “expenses” shall be broadly construed and shall include, without limitation, court costs, attorneys’ fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(3) The term the “corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Bylaw with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

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(4) References to a “director,” “executive officer,” “officer,” “employee,” or “agent” of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(5) References to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this Bylaw.

ARTICLE XII

NOTICES

Section 44. Notices.

(a) Notice to Stockholders. Written notice to stockholders of stockholder meetings shall be given as provided in Section 7 herein. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by United States mail or nationally recognized overnight courier, or by facsimile, telegraph or telex or by electronic mail or other electronic means. (Del. Code Ann., tit. 8, §§ 222, 232)

(b) Notice to Directors. Any notice required to be given to any director may be given by the method stated in subsection (a), or as provided for in Section 21 of these Bylaws. If such notice is not delivered personally, it shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained. (Del. Code Ann., tit. 8, §222)

(d) Methods of Notice. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

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(e) Notice to Person with Whom Communication Is Unlawful. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f) Notice to Stockholders Sharing an Address. Except as otherwise prohibited under DGCL, any notice given under the provisions of DGCL, the Certificate of Incorporation or the Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent shall have been deemed to have been given if such stockholder fails to object in writing to the corporation within 60 days of having been given notice by the corporation of its intention to send the single notice. Any consent shall be revocable by the stockholder by written notice to the corporation.

ARTICLE XIII

AMENDMENTS

Section 45. Amendments. The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE XIV

RIGHT OF FIRST REFUSAL

Section 46. Right of First Refusal. No stockholder shall Transfer any of the shares of stock, of the corporation, except by a Transfer which meets the requirements set forth in Section 36 and below:

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(a) If the stockholder desires to Transfer any of his shares of stock, then the stockholder shall first give the notice specified in Section 36(b) hereof and comply with the provisions therein.

(b) For thirty (30) days following receipt of such notice, the corporation shall have the option to purchase all (but not less than all) of the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the stockholder, the corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other Transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section 46, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below in paragraph (d).

(c) The corporation may assign its rights hereunder.

(d) In the event the corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder’s notice, the Secretary of the corporation shall so notify the transferring stockholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the corporation receives said transferring stockholder’s notice; provided that if the terms of payment set forth in said transferring stockholder’s notice were other than cash against delivery, the corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions set forth in said transferring stockholder’s notice.

(e) In the event the corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder’s notice, said transferring stockholder may, subject to the corporation’s approval and all other restrictions on Transfer located in Section 36 hereof, within the sixty-day period following the expiration or waiver of the option rights granted to the corporation and/or its assignees(s) herein, Transfer the shares specified in said transferring stockholder’s notice which were not acquired by the corporation and/or its assignees(s) as specified in said transferring stockholder’s notice. All shares so sold by said transferring stockholder shall continue to be subject to the provisions of this bylaw in the same manner as before said Transfer.

(f) Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the right of first refusal in Section 46(a):

(1) A stockholder’s Transfer of any or all shares held either during such stockholder’s lifetime or on death by will or intestacy to such stockholder’s immediate family or to any custodian or trustee for the account of such stockholder or such stockholder’s immediate family or to any limited partnership of which the stockholder, members of such stockholder’s immediate family or any trust for the account of such stockholder or such stockholder’s immediate family will be the general or limited partner(s) of such partnership.

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“Immediate family” as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such Transfer;

(2) A stockholder’s bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent Transfer of said shares by said institution shall be conducted in the manner set forth in this bylaw;

(3) A stockholder’s Transfer of any or all of such stockholder’s shares to the corporation or to any other stockholder of the corporation;

(4) A stockholder’s Transfer of any or all of such stockholder’s shares to a person who, at the time of such Transfer, is an officer or director of the corporation;

(5) A corporate stockholder’s Transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder;

(6) A corporate stockholder’s Transfer of any or all of its shares to any or all of its stockholders; or

(7) A Transfer by a stockholder which is a limited or general partnership to any or all of its partners or former partners in accordance with partnership interests.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this Section 46 and the transfer restrictions in Section 36, and there shall be no further Transfer of such stock except in accord with this bylaw and the transfer restrictions in Section 36.

(g) The provisions of this bylaw may be waived with respect to any Transfer either by the corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This bylaw may be amended or repealed either by a duly authorized action of the Board of Directors or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation.

(h) Any Transfer, or purported Transfer, of securities of the corporation shall be null and void unless the terms, conditions, and provisions of this bylaw are strictly observed and followed.

(i) The foregoing right of first refusal shall terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended.

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(j) The certificates representing shares of stock of the corporation shall bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION.”

ARTICLE XV

LOANS TO OFFICERS

Section 47. Loans to Officers. Except as otherwise prohibited under applicable law, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a Director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute. (Del. Code Ann., tit. 8, §143)

ARTICLE XVI

MISCELLANEOUS

Section 48. Annual Report.

(a) Subject to the provisions of paragraph (b) of this Bylaw, the Board of Directors shall cause an annual report to be sent to each stockholder of the corporation not later than one hundred twenty (120) days after the close of the corporation’s fiscal year. Such report shall include a balance sheet as of the end of such fiscal year and an income statement and statement of changes in financial position for such fiscal year, accompanied by any report thereon of independent accountants or, if there is no such report, the certificate of an authorized officer of the corporation that such statements were prepared without audit from the books and records of the corporation. When there are more than 100 stockholders of record of the corporation’s shares, as determined by Section 605 of the CGCL, additional information as required by Section 1501(b) of the CGCL shall also be contained in such report, provided that if the corporation has a class of securities registered under Section 12 of the 1934 Act, the 1934 Act shall take precedence. Such report shall be sent to stockholders at least fifteen (15) days prior to the next annual meeting of stockholders after the end of the fiscal year to which it relates.

(b) If and so long as there are fewer than 100 holders of record of the corporation’s shares, the requirement of sending of an annual report to the stockholders of the corporation is hereby expressly waived.

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Exhibit 4.2

MYOKARDIA, INC.

SECOND AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT

THIS SECOND AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT (“Agreement”) is made as of April 20, 2015, by and among MyoKardia, Inc., a Delaware corporation (the “Company”), and each investor listed on Schedule A hereto, each of which is referred to in this Agreement as an “Investor.”

RECITALS:

WHEREAS, certain of the Investors (the “Existing Investors”) hold shares of the Company’s Series A Preferred Stock and/or Series A-1 Preferred Stock and possess registration rights, information rights, rights of first offer, and other rights pursuant to an Amended and Restated Investors’ Rights Agreement dated as of August 1, 2014, by and among the Company and such Existing Investors (as amended, the “Prior Agreement”);

WHEREAS, the Existing Investors a party thereto are holders of a majority of the Registrable Securities of the Company (as defined in the Prior Agreement), and desire to amend and restate the Prior Agreement in its entirety and to accept the rights created pursuant to this Agreement in lieu of the rights granted to them under the Prior Agreement;

WHEREAS, the Company and certain Investors are parties to the Series B Preferred Stock Purchase Agreement of even date herewith (the “Purchase Agreement”), under which certain of the Company’s and such Investors’ obligations are conditioned upon the execution and delivery of this Agreement by such Investors, Existing Investors holding at least such amount of the Registrable Securities (as defined in the Prior Agreement) as would be required to amend and restate the Prior Agreement and the Company; and

WHEREAS, in order to induce the Company to enter into the Purchase Agreement and to induce the Investors a party to the Purchase Agreement to invest funds in the Company pursuant to the Purchase Agreement, the Investors and the Company hereby agree that this Agreement shall govern the rights of the Investors to cause the Company to register shares of Common Stock issuable to the Investors, to receive certain information from the Company, and to participate in certain future equity offerings by the Company, and shall govern certain other matters as set forth in this Agreement.

AGREEMENT:

NOW, THEREFORE, the Existing Investors hereby agree that the Prior Agreement shall be amended and restated in its entirety by this Agreement, and the parties to this Agreement further agree as follows:

1. Definitions.

For purposes of this Agreement:

1.1 “Affiliate” means, with respect to any specified Person, any other Person who or which, directly or indirectly, controls, is controlled by, or is under common control with such specified Person, including, without limitation, any general partner, officer, director or manager, member or employee of such Person and any venture capital fund now or hereafter existing that is controlled by or under common control with one or more general partners or managing members of, or shares the same management company or investment advisor with, such Person.

1.2 “Board of Directors” means the Company’s Board of Directors.

1.3 “Collaboration Agreement” means that certain License and Collaboration Agreement entered into by and between the Company and the Strategic Investor on the date of this Agreement, as the same may be amended and/or restated from time to time.

1.4 “Common Stock” means shares of the Company’s common stock, par value $0.0001 per share.

1.5 “Company’s Certificate of Incorporation” means the Third Amended and Restated Certificate of Incorporation of the Company, as amended and/or restated from time to time.

1.6 “Damages” means any loss, damage, claim or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, claim or liability (or any action in respect thereof) arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.7 “Derivative Securities” means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

1.8 “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.9 “Excluded Registration” means (i) a registration relating to the sale of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; or (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities.

1.10 “Form S-1” means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.11 “Form S-3” means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.12 “GAAP” means generally accepted accounting principles in the United States.

1.13 “Holder” means any holder of Registrable Securities who is a party to this Agreement.

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1.14 “Immediate Family Member” means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, of a natural person referred to herein.

1.15 “Initiating Holders” means, collectively, Holders who properly initiate a registration request under this Agreement.

1.16 “IPO” means the Company’s first underwritten public offering of its Common Stock under the Securities Act.

1.17 “Key Employee” means any executive-level employee (including division director and vice president-level positions).

1.18 “Major Investor” means any Investor that, individually or together with such Investor’s Affiliates, holds at least 1,000,000 shares of Registrable Securities (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization); provided, however, that solely for purposes of Section 4 of this Agreement the Strategic Investor shall not be deemed a Major Investor (regardless of the number of shares of Registrable Securities held) until the date on which the Strategic Investor (or any of its Affiliates) has purchased shares of Registrable Securities with an aggregate value at least equal to the Minimum Purchase Amount (under and as defined in the Collaboration Agreement), rounded down as permitted pursuant to Section 9.3 of the Collaboration Agreement.

1.19 “New Securities” means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities, other than Exempted Securities (as such term is defined in the Company’s Certificate of Incorporation).

1.20 “Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.21 “Preferred Stock” means the Series A Preferred Stock, the Series A-1 Preferred Stock and/or the Series B Preferred Stock.

1.22 “Purchase Agreement” means the Series B Preferred Stock Purchase Agreement dated as of the date of this Agreement, as may be amended from time to time, by and among the Company and certain of the Investors set forth on Exhibit A thereto.

1.23 “QPO” shall have the meaning set forth in the Company’s Certificate of Incorporation.

1.24 “Registrable Securities” means (i) the Common Stock issuable or issued upon conversion of the Preferred Stock held from time to time by the Investors or their permitted assigns to whom rights are properly transferred; (ii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, held by the Investors or acquired by the Investors after the date hereof; and (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i) and (ii) above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to

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Section 6.1, and excluding for purposes of Section 2 any shares for which registration rights have terminated pursuant to Section 2.13 of this Agreement and (iv) any other Common Stock subsequently acquired by an Investor, without duplication of any securities referred to in clauses (i) through (iii) hereof.

1.25 “Registrable Securities then outstanding” means the number of shares at a point in time determined by adding the number of shares of outstanding Common Stock that are Registrable Securities at such time and the number of shares of Common Stock issuable (directly or indirectly) at such time pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.26 “Restricted Securities” means the securities of the Company required to bear the legend set forth in Section 2.12(b) hereof.

1.27 “SEC” means the Securities and Exchange Commission.

1.28 “SEC Rule 144” means Rule 144 promulgated by the SEC under the Securities Act, or any successor provisions.

1.29 “SEC Rule 145” means Rule 145 promulgated by the SEC under the Securities Act, or any successor provisions.

1.30 “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.31 “Selling Expenses” means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Section 2.6.

1.32 “Selling Holder Counsel” shall have the meaning assigned to it in Section 2.6.

1.33 “Series A Directors” means the directors of the Company that have been solely designated by the holders of record of the Series A Preferred Stock pursuant to the Company’s Certificate of Incorporation, the Stockholders Agreement or otherwise.

1.34 “Series A Preferred Stock” means shares of the Company’s Series A Preferred Stock, par value $0.0001 per share.

1.35 “Series A-1 Preferred Stock” means shares of the Company’s Series A-1 Preferred Stock, par value $0.0001 per share.

1.36 “Series B Preferred Stock” means shares of the Company’s Series B Preferred Stock, par value $0.0001 per share.

1.37 “Specified Preferred Stock” means any shares of Preferred Stock purchased by the Strategic Investor (or one of its designated Affiliates) pursuant to Section 9.3(a)(ii), Section 9.3(b)(i) or Section 9.3(b)(ii) of the Collaboration Agreement.

1.38 “Stockholders Agreement” means the Second Amended and Restated Stockholders Agreement, dated as of the date hereof and as may be amended from time to time, by and among the Company, the Investors, and Key Holders (as defined therein).

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1.39 “Strategic Investor” means Aventis Inc.

1.40 “Strategic Investor Director” means the directors of the Company that have been designated by the Strategic Investor pursuant to the Stockholders Agreement or otherwise.

2. Registration Rights. The Company covenants and agrees as follows:

2.1 Demand Registration.

(a) Form S-1 Demand. Beginning upon the earlier of (i) five (5) years after the date of this Agreement or (ii) six (6) months after the effective date of the registration statement for the IPO, if the Company receives a request from Holders of at least twenty-five percent (25%) of the Registrable Securities then outstanding that the Company file a Form S-1 registration statement with respect to at least twenty-five percent (25%) of the Registrable Securities then outstanding, having the anticipated aggregate offering amount of at least $3 million, then the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the “Demand Notice”) to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days after the date the Demand Notice is given, and in each case, subject to the limitations of Section 2.1(c) and Section 2.3.

(b) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Holders of at least twenty-five percent (25%) of the Registrable Securities then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering amount, net of Selling Expenses, of at least $1 million, then the Company shall (i) within ten (10) days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days after the date the Demand Notice is given, and in each case, subject to the limitations of Section 2.1(c) and Section 2.3.

(c) Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Section 2.1 a certificate signed by the Company’s chief executive officer or other most senior executive officer then in office stating that in the good faith judgment of the Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than one hundred twenty (120) days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period, nor shall the Company invoke this right more than twice in all periods; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during either one hundred twenty (120) day period other than an Excluded Registration.

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(d) The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(a) (i) if it delivers notice to the Holders within thirty (30) days after any registration request of its intent to file a registration statement for a public offering within ninety (90) days; (ii) during the period that is one hundred eighty (180) days after commencing a Company-initiated registration; (iii) after the Company has effected two (2) registrations pursuant to Section 2.1(a); or (iv) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 2.1(b). The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(b) if the Company has effected two (2) registrations pursuant to Section 2.1(b) within the twelve (12) month period immediately preceding the date of such request. A registration shall not be counted as “effected” for purposes of this Section 2.1(d) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration (other than as a result of a material adverse change to the Company), elect not to pay the registration expenses therefor, and forfeit their right to one demand registration statement pursuant to Section 2.6, in which case such withdrawn registration statement shall be counted as “effected” for purposes of this Section 2.1(d).

2.2 Company Registration. If the Company proposes to register (including, for this purpose, a registration effected by the Company for stockholders other than the Holders) any of its Common Stock under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within twenty (20) days after such notice is given by the Company, the Company shall, subject to the provisions of Section 2.3, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Section 2.6.

2.3 Underwriting Requirements.

(a) If, pursuant to Section 2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 2.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Company and shall be reasonably acceptable to a majority in interest of the Initiating Holders. In such event, the right of any Holder to include such Holder’s Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 2.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Section 2.3, if the managing underwriter(s) advise the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each, or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Securities held

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by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest 100 shares.

(b) In connection with any offering involving an underwriting of shares of the Company’s capital stock pursuant to Section 2.2, the Company shall not be required to include any of the Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by Holders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable) to the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest 100 shares. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, or (ii) the number of Registrable Securities included in the offering be reduced below thirty percent (30%) of the total number of securities included in such offering, unless such offering is the IPO, in which case the selling Holders may be excluded further if the underwriters make the determination described above and no other stockholder’s securities are included in such offering. For purposes of the provision in this Section 2.3(b) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single “selling Holder,” and any pro rata reduction with respect to such “selling Holder” shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such “selling Holder,” as defined in this sentence.

(c) For purposes of Section 2.1, a registration shall not be counted as “effected” if, as a result of an exercise of the underwriter’s cutback provisions in Section 2.3(a) and (b), less than the total number of Registrable Securities that Holders have requested to be included in such registration statement are actually included.

2.4 Obligations of the Company. Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a) prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that (i) such one hundred twenty (120) day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of

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the Company, from selling any securities included in such registration, and (ii) in the case of any registration of Registrable Securities on Form S-3 that are intended to be offered on a continuous or delayed basis, subject to compliance with applicable SEC rules, such one hundred twenty (120) day period shall be extended for up to one hundred eighty (180) days, if necessary, to keep the registration statement effective until all such Registrable Securities are sold;

(b) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c) furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d) use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f) use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g) provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h) promptly make available for inspection by the selling Holders, any underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company’s officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i) notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j) after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

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2.5 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder’s Registrable Securities.

2.6 Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2, including all registration, filing, and qualification fees; printers’ and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements of one counsel for the selling Holders (“Selling Holder Counsel”) selected by the Holders of a majority of the Registrable Securities, shall be borne and paid by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one registration pursuant to Section 2.1(a) or Section 2.1(b), as the case may be; provided further that if, at the time of such withdrawal, the Holders have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information, then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Section 2.1(a) or Section 2.1(b). All Selling Expenses relating to Registrable Securities registered pursuant to this Section 2 shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

2.7 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.8 Indemnification. If any Registrable Securities are included in a registration statement under this Section 2:

(a) To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

(b) To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning

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of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further that in no event shall any indemnity under this Section 2.8(b) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c) Promptly after receipt by an indemnified party under this Section 2.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.8, to the extent that such failure materially prejudices the indemnifying party’s ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.8.

(d) To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 2.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Section 2.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case, (x) no Holder will be required to contribute any amount in

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excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder’s liability pursuant to this Section 2.8(d), when combined with the amounts paid or payable by such Holder pursuant to Section 2.8(b), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control; provided, however, that the failure of the underwriting agreement to provide for or address a matter provided for or addressed by the foregoing provisions shall not be a conflict, and, in such event, the foregoing provisions shall control.

(f) Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Section 2.8 shall survive the completion of any offering of Registrable Securities in a registration under this Section 2, and otherwise shall survive the termination of this Agreement.

2.9 Reports Under Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

(a) make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the registration statement filed by the Company for the IPO;

(b) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the registration statement filed by the Company for the IPO), the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies); (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company; and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

2.10 Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities then outstanding, enter into any agreement with any holder or prospective holder of any securities of the Company that would allow such holder or prospective holder (i) to include such securities in any registration unless, under the terms of such agreement, such holder or prospective holder

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may include such securities in any such registration only to the extent that the inclusion of such securities will not reduce the number of the Registrable Securities of the Holders that are included or (ii) to demand registration of any securities held by such holder or prospective holder.

2.11 “Market Stand-off” Agreement. Each Holder hereby agrees that, if required by the managing underwriter, it will not, during the period commencing on the date of the final prospectus relating to the IPO and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the IPO, which period may be extended upon the request of the managing underwriter for such longer period of time as is necessary to enable such underwriter to issue a research report or to make a public appearance that relates to an earnings release or announcement by the Company within fifteen (15) days prior to or after the day that is one hundred eighty (180) days after the effective date of the registration statement relating to such offering, but in any event not to exceed two hundred ten (210) days following the effective date of the registration statement relating to such offering), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock held immediately before the effective date of the registration statement for such offering or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 2.11 shall apply only to the IPO, shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall be applicable to the Holders only if all officers, directors, and stockholders individually owning more than one percent (1%) of the Company’s outstanding Common Stock (after giving effect to conversion into Common Stock of all outstanding Preferred Stock) are subject to the same restrictions. The underwriters in connection with such registration are intended third-party beneficiaries of this Section 2.11 and shall have the right, power, and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 2.11 or that are necessary to give further effect thereto. The Company agrees to use its reasonable efforts to obtain the agreement of the managing underwriter to periodic early releases of portions of the securities subject to such lock-up agreements upon the request of a Holder to such early release, provided that in the event of any early release, all Holders will be released on a pro rata basis from such agreements. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Holders subject to such agreements, based on the number of shares subject to such agreements.

2.12 Restrictions on Transfer.

(a) The Preferred Stock and the Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Preferred Stock and the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

(b) Each certificate or instrument representing (i) the Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Section 2.12(c)) be stamped or otherwise imprinted with a legend substantially in the following form:

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THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Section 2.12.

(c) The holder of each certificate representing Restricted Securities, by acceptance thereof, agrees to comply in all respects with the provisions of this Section 2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Holder thereof shall give notice to the Company of such Holder’s intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder’s expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a “no action” letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a legal opinion or “no action” letter (x) in any transaction in compliance with SEC Rule 144 or (y) in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration; provided that each transferee agrees in writing to be subject to the terms of this Section 2.12. Each certificate or instrument evidencing the Restricted Securities transferred as above provided shall bear, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Section 2.12(b), except that such certificate shall not bear such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

2.13 Termination of Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Section 2.1 or Section 2.2 shall terminate upon the earliest to occur of:

(a) the closing of a Sale of the Company (as defined in the Stockholders Agreement);

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(b) following the IPO, such time as SEC Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder’s shares without limitation during a three-month period without registration; and

(c) the third (3rd) anniversary of the IPO.

3. Information and Observer Rights.

3.1 Delivery of Financial Statements. The Company shall deliver to each Major Investor the required items listed below:

(a) as soon as practicable, but in any event within one hundred twenty (120) days after the end of each fiscal year of the Company, (i) a balance sheet as of the end of such year, (ii) statements of income and of cash flows for such year, and (iii) a statement of stockholders’ equity as of the end of such year, all such financial statements audited and certified by independent public accountants of nationally or regionally recognized standing selected by the Company and approved by the Board of Directors;

(b) as soon as practicable but in any event within forty-five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Company, unaudited statements of income and of cash flows for such fiscal quarter, and an unaudited balance sheet and a statement of stockholders’ equity as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(c) if requested in writing by a Major Investor with respect to a month within five (5) business days of the end of such month, as soon as practicable, but in any event within thirty (30) days after the date of such request, an unaudited income statement and statement of cash flows for such month, and an unaudited balance sheet and statement of stockholders’ equity as of the end of such month, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(d) as soon as practicable, but in any event within forty-five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Company, a statement showing the number of shares of each class and series of capital stock and securities convertible into or exercisable for shares of capital stock outstanding at the end of the period, the Common Stock issuable upon conversion or exercise of any outstanding securities convertible or exercisable for Common Stock and the exchange ratio or exercise price applicable thereto, and the number of shares of issued stock options and stock options not yet issued but reserved for issuance, if any, all in sufficient detail as to permit each Major Investor to calculate their respective percentage equity ownership in the Company, and certified by the chief financial officer or chief executive officer of the Company as being true, complete, and correct;

(e) as soon as practicable, but in any event thirty (30) days before the end of each fiscal year, a budget and business plan for the next fiscal year (collectively, the “Budget”), approved by the Board of Directors and prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months and, promptly after prepared, any other budgets or revised budgets prepared by the Company; and

(f) such other information relating to the financial condition, business, or corporate affairs of the Company as any Major Investor (provided that the Board of Directors has not

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reasonably determined that such Investor is a competitor of the Company) may from time to time reasonably request; provided, however, that the Company shall not be obligated under this Section 3.1 to provide information (i) that the Company reasonably determines in good faith to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Company) or (ii) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

(g) If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries. Each party to this Agreement hereby waives any breach of the Prior Agreement as may have existed with respect to Section 3.1 of the Prior Agreement.

(h) Notwithstanding anything else in this Section 3.1 to the contrary, the Company may cease providing the information set forth in this Section 3.1 during the period starting with the date thirty (30) days before the Company’s good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company’s covenants under this Section 3.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

3.2 Inspection. The Company shall permit each Major Investor (provided that the Board of Directors has not reasonably determined that such Investor is a competitor of the Company), at such Major Investor’s expense, to visit and inspect the Company’s properties; examine its books of account and records; and discuss the Company’s affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Major Investor; provided, however, that the Company shall not be obligated pursuant to this Section 3.2 to provide access to any information that it reasonably considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

3.3 Termination of Information Rights.

The covenants set forth in Sections 3.1 and 3.2 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon the closing of a Sale of the Company, as such term is defined in the Stockholders Agreement.

3.4 Confidentiality. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement (including notice of the Company’s intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 3.4 by such Investor), (b) is or has been independently developed or conceived by the Investor without use of the Company’s confidential information, or (c) is or has been made known or disclosed to the Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Registrable Securities from such Investor, if such prospective purchaser agrees to be bound by the provisions of this Section 3.4; (iii) to any existing or prospective Affiliate, partner, member,

15

stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business, provided that such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law, provided that the Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

4. Rights to Future Stock Issuances.

4.1 Right of First Offer. Subject to the terms and conditions of this Section 4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it among itself and its Affiliates in such proportions as it deems appropriate.

(a) The Company shall give notice (the “Offer Notice”) to each Major Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b) By notification to the Company within twenty (20) days after the Offer Notice is given, each Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Series A Preferred Stock or Series B Preferred Stock and any other Derivative Securities then held, by such Major Investor bears to the total number of shares of Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Series A Preferred Stock and Series B Preferred Stock and other Derivative Securities). At the expiration of such twenty (20) day period, the Company shall promptly notify each Major Investor that elects to purchase or acquire all the shares available to it (each, a “Fully Exercising Investor”) of any other Major Investor’s failure to do likewise. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which Major Investors were entitled to subscribe but that were not subscribed for by the Major Investors, which is equal to the proportion that the Common Stock issued and held, or issuable upon conversion of Series A Preferred Stock and Series B Preferred Stock and any other Derivative Securities then held, by such Fully Exercising Investor bears to the total number of shares of Common Stock issued and held, or issuable (directly or indirectly) upon conversion of the Series A Preferred Stock and Series B Preferred Stock and any other Derivative Securities then held, by all Fully Exercising Investors who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Section 4.1(b) shall occur within the later of one hundred twenty (120) days after the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Section 4.1(c).

(c) If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 4.1(b), the Company may, during the ninety (90) day period following the expiration of the periods provided in Section 4.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Major Investors in accordance with this Section 4.1.

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(d) The right of first offer in this Section 4.1 shall not be applicable to (i) Exempted Securities (as defined in the Company’s Certificate of Incorporation), (ii) shares of Common Stock issued in the IPO, (iii) shares of Specified Preferred Stock and (iv) shares of Series B Preferred Stock issued to the Strategic Investor pursuant to the Purchase Agreement.

4.2 Termination. The covenants set forth in Section 4.1 shall terminate and be of no further force or effect (i) immediately before but subject to the consummation of an IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Sale of the Company, as such term is defined in the Stockholders Agreement.

5. Additional Covenants.

5.1 Insurance. Within a reasonable period of time after requested by the Board of Directors, the Company shall obtain from financially sound and reputable insurers Directors and Officers Errors and Omissions insurance in an amount satisfactory to the Board of Directors, and will use commercially reasonable efforts to cause such insurance policies to be maintained until such time as the Board of Directors determines that such insurance should be discontinued.

5.2 Employee Agreements. The Company will cause (i) each person now or hereafter employed by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to confidential information and/or trade secrets to enter into a nondisclosure and proprietary rights assignment agreement and (ii) each Key Employee to enter into a one (1) year noncompetition and nonsolicitation agreement (to the extent permitted by law), substantially in the form approved by the Board of Directors, including one of the Series A Directors. In addition, the Company shall not amend, modify, terminate, waive, or otherwise alter, in whole or in part, any of the above-referenced agreements or any restricted stock agreement between the Company and any employee, without the approval by the Board of Directors, including one of the Series A Directors.

5.3 Employee Vesting. Unless otherwise approved by the Board of Directors, which approval shall include the Series A Directors, all current and future employees and consultants of the Company who purchase, receive options to purchase, or receive awards of shares of the Company’s capital stock after the date hereof shall be required to execute restricted stock or option agreements, as applicable, providing for (i) vesting of shares not faster than over a four (4) year period, with the first twenty-five percent (25%) of such shares vesting following twelve (12) months of continued employment or service, and the remaining shares vesting in equal monthly installments over the following three (3) years, and (ii) a market stand-off provision substantially similar to that in Section 2.11. In addition, unless otherwise approved by the Board of Directors, including one of the Series A Directors, the Company shall retain a “right of first refusal” on employee transfers until the Company’s IPO and shall have the right to repurchase unvested shares at cost upon termination of employment of a holder of restricted stock.

5.4 Matters Requiring Investor Director Approval. The Company hereby covenants and agrees with each of the Investors that it shall not, without first obtaining the approval of the Board of Directors, which approval must include, for so long as any shares of Series A Preferred Stock remain outstanding, the affirmative vote of at least two (2) Series A Directors (or at least one (1) Series A Director, at any time when there are fewer than two (2) Series A Directors then serving):

(i) make, or permit any subsidiary to make, any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company;

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(ii) make, or permit any subsidiary to make, any loan or advance to any Person, including, without limitation, any employee or director of the Company or any subsidiary, except advances and similar expenditures in the ordinary course of business or under the terms of an employee stock or option plan approved by the Board of Directors;

(iii) guarantee, directly or indirectly, or permit any subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business;

(iv) make any investment inconsistent with any investment policy approved by the Board of Directors;

(v) incur any indebtedness in excess of $100,000 in the aggregate that is not covered by the Budget, other than trade credit incurred in the ordinary course of business;

(vi) otherwise enter into or be a party to any transaction with any director, officer or employee of the Company or any “associate” (as defined in Rule 12b-2 promulgated under the Exchange Act) of any such Person;

(vii) hire, terminate, or change the compensation of the executive officers, including approving or amending the terms of any option grants or stock awards to executive officers;

(viii) change the principal business of the Company, or enter into a new line of business, or exit the existing line of business of the Company;

(ix) sell, assign, license, pledge or encumber material technology or intellectual property other than licenses granted in the ordinary course of business; or

(x) enter into any corporate strategic relationship involving the payment contribution or assignment by the Company or to the Company of money or assets greater than $250,000.

5.5 Meetings of the Board of Directors; Committees. Unless otherwise determined at least by the vote of a majority of the directors then in office, the Board of Directors shall meet at least four (4) times per year, and at least once per quarter, in accordance with an agreed-upon schedule, unless otherwise agreed by a vote of the majority of the directors. Each non-employee director shall be entitled at the Board’s discretion to be a member of any committee of the Board of Directors.

5.6 Successor Indemnification. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of members of the Board of Directors as in effect immediately before such transaction, whether such obligations are contained in the Company’s By-laws, its Certificate of Incorporation, or elsewhere, as the case may be.

5.7 Board Expenses. The Company shall reimburse all non-employee directors for all reasonable out-of-pocket expenses incurred (consistent with the Company’s policies) in connection with their role as a director of the Company.

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5.8 Directors’ Liability and Indemnification.

(a) The Company’s Certificate of Incorporation and Bylaws (as such Certificate of Incorporation and Bylaws of the Company may be amended from time to time) shall provide (i) for limitation of the liability of directors to the maximum extent permitted by law, and (ii) for indemnification of directors for acts on behalf of the Company to the maximum extent permitted by law. In the event any suit is filed or claim is asserted against a director or former director of the Company as a result of such director’s or former director’s service on the Board of Directors, the Company will provide such director or former director access to all records and files of the Company as he or she may reasonably request in defending against or preparing to defend against any such suit or claim.

(b) The Company hereby acknowledges that one or more of the directors nominated by holders of Series A Preferred Stock may have certain rights to indemnification, advancement of expenses and/or insurance provided by one or more of the Investors and certain of their affiliates (collectively, the “Fund Indemnitors”) for alleged acts or omissions in their capacities as directors of the Company. The Company hereby agrees (i) that it is the indemnitor of first resort (i.e., its obligations to any such director are primary and any obligation of the Fund Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such director are secondary), (ii) that it shall be required to advance the full amount of expenses incurred by such director and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement by or on behalf of any such director to the extent legally permitted and as required by the Company’s Certificate of Incorporation or the Bylaws of the Company (or any agreement between the Company and such director), without regard to any rights such director may have against the Fund Indemnitors, and, (iii) that it irrevocably waives, relinquishes and releases the Fund Indemnitors from any and all claims against the Fund Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Fund Indemnitors on behalf of any such director with respect to any claim for which such director has sought indemnification from the Company shall affect the foregoing and the Fund Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such director against the Company.

5.9 Termination of Covenants. The covenants set forth in this Section 5, except for Sections 5.6 and 5.8, shall terminate and be of no further force or effect (i) immediately before but subject to the consummation of an IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Sale of the Company, as such term is defined in the Stockholders Agreement, whichever event occurs first.

6. Miscellaneous.

6.1 Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Registrable Securities that (i) is an Affiliate, partner, member, limited partner, retired partner, retired member, or stockholder of a Holder; (ii) is a Holder’s Immediate Family Member or trust for the benefit of an individual Holder or one or more of such Holder’s Immediate Family Members; or (iii) after such transfer, holds at least 1,000,000 shares of Registrable Securities (subject to appropriate adjustment for stock splits, stock dividends, combinations, and other recapitalizations); provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, including the provisions of Section 2.11. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (1) that is an Affiliate,

19

limited partner, retired partner, member, retired member, or stockholder of a Holder; (2) who is a Holder’s Immediate Family Member; or (3) that is a trust for the benefit of an individual Holder or such Holder’s Immediate Family Member shall be aggregated together and with those of the transferring Holder; provided further that all transferees who would not qualify individually for assignment of rights shall have a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties, including without limitation, the Investor’s affiliated partnership or funds management by such Investor or any of its respective directors, officers or partners. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

6.2 Governing Law. This Agreement shall be governed by and construed in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of California, without regard to conflict of law principles that would result in the application of any law other than the law of the State of California.

6.3 Counterparts; Facsimile. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.4 Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

6.5 Notices. All notices, requests, and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given, delivered and received (i) upon personal delivery to the party to be notified; (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after the business day of deposit with a nationally recognized overnight courier, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A hereto, or to the principal office of the Company and to the attention of the Chief Executive Officer, in the case of the Company, or to such email address, facsimile number, or address as subsequently modified by written notice by the applicable party given in accordance with this Section 6.5. If notice is given to the Company, a copy which shall not constitute notice shall also be sent to Mitchell S. Bloom, Esq. at Goodwin Procter LLP, 53 State St., Exchange Place, Boston, MA 02109. If notice is given to the Purchasers, a copy, which shall not constitute notice, shall be sent to Steven C. Browne, Esq. at Morgan, Lewis & Bockius LLP, One Federal Street, Boston, MA 02110 or by facsimile to (617) 345-5069.

6.6 Amendments and Waivers. Any term of this Agreement, including without limitation Section 4.1, may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the holders of at least a majority of the Registrable Securities held by the Investors; provided that the Company may in its sole discretion waive compliance with Section 2.12(c)

20

(and the Company’s failure to object promptly in writing after notification of a proposed assignment allegedly in violation of Section 2.12(c) shall be deemed to be a waiver); and provided further that any provision hereof may be waived by any waiving party on such party’s own behalf, without the consent of any other party. Notwithstanding the foregoing, this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of Section 4 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction); provided, that, if Investors holding at least a majority of the then-outstanding Series B Preferred Stock do not provide such waiver with respect to a particular transaction, the holders of the Series B Preferred Stock that do not provide such waiver shall have the right to participate in such transaction on substantially similar terms to the Investors providing such waiver. Notwithstanding the foregoing, Section 2.11 and this sentence of Section 6.6 may not be amended in a manner that adversely affects the Investors without the consent of Investors holding at least a majority of the then outstanding Series B Preferred Stock. The Company shall give prompt notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination, or waiver. Any amendment, termination, or waiver effected in accordance with this Section 6.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

6.7 Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

6.8 Aggregation of Stock. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated person may apportion such rights as among themselves in any manner they deem appropriate.

6.9 Amendment and Restatement of Prior Agreement; Entire Agreement. This Agreement (including any Schedules and Exhibits hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated and superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect.

6.10 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

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6.11 Submission to Jurisdiction. The parties hereto submit to the exclusive jurisdiction of any federal or state court located within the State of California over any dispute arising out of or relating to the Agreement or any of the transactions contemplated hereby and each party hereby agree that all claims in respect of such dispute or any suit, action or proceeding related thereto may be heard and determined in such courts. The parties waive, to the fullest extent permitted by applicable law, any objection which they may not or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

6.12 Other Investments. The Company hereby agrees and acknowledges that the Investors invest in numerous portfolio companies, some of which may be deemed competitive with the Company’s business (as currently conducted or as currently proposed to be conducted). Nothing in this Agreement or the other Transaction Agreements (as defined in the Purchase Agreement) shall preclude or in any way restrict the Investors from investing or participating in any particular enterprise whether or not such enterprise has products or services which compete with those of the Company. The Company hereby further agrees that, to the extent permitted by applicable law, the Investors shall not be liable to the Company for any claim arising out of, or based upon, (a) the investment by the Investors in any entity competitive with the Company, or (b) actions taken by any partner, officer or other representative of the Investors to assist any such competitive company, whether or not such action was taken as a member of the board of directors of such competitive company or otherwise, and whether or not such action has a detrimental effect on the Company; provided, however that the foregoing shall not relieve (x) the Investors or any party from liability associated with the willful misuse of the Company’s confidential information, or (ii) any director or officer of the Company from any liability associated with breaches of his or her fiduciary duties to the Company.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the parties have executed this Second Amended and Restated Investors’ Rights Agreement as of the date first written above.

COMPANY:

MYOKARDIA, INC.

By:	/s/ T. Anastasios Gianakakos
Name: T. Anastasios Gianakakos
Title: President and Chief Executive Officer

Address:
333 Allerton Ave.
South San Francisco, CA 94080
Attention: President

[SIGNATURE PAGE TO SECOND AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT]

IN WITNESS WHEREOF, the parties have executed this Second Amended and Restated Investors’ Rights Agreement as of the date first written above.

INVESTOR:

THIRD ROCK VENTURES II, L.P.

By:	Third Rock Ventures GP II, L.P., its general partner

By:	TRV GP II, LLC, its general partner

By:	/s/ Kevin Gillis
Name: Kevin Gillis Title: CFO

[SIGNATURE PAGE TO SECOND AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT]

IN WITNESS WHEREOF, the parties have executed this Second Amended and Restated Investors’ Rights Agreement as of the date first written above.

INVESTOR:

THIRD ROCK VENTURES III, L.P.

By:	Third Rock Ventures GP III, L.P.,
its General Partner

By:	TRV GP III, LLC, its General
Partner

By:	/s/ Kevin Gillis
Name: Kevin Gillis
Title: CFO

[SIGNATURE PAGE TO SECOND AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT]

IN WITNESS WHEREOF, the parties have executed this Second Amended and Restated Investors’ Rights Agreement as of the date first written above.

INVESTOR:

ALEXANDRIA EQUITIES, LLC, a Delaware limited liability company

By: Alexandria Real Estate Equities, Inc., a Maryland corporation, its managing member

By:

Name:

Title:

[SIGNATURE PAGE TO SECOND AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT]

IN WITNESS WHEREOF, the parties have executed this Second Amended and Restated Investors’ Rights Agreement as of the date first written above.

INVESTOR:

AVENTIS INC.

By:	/s/ M. McClellan
Name: M. McClellan
Title: CFO North America

Address:
c/o Sanofi S.A.
54 rue La Boetie, 75008 Paris, France
Facsimile: +33 1 53 77 44 53
Attention: Vice President, Legal Operations

[SIGNATURE PAGE TO SECOND AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT]

IN WITNESS WHEREOF, the parties have executed this Second Amended and Restated Investors’ Rights Agreement as of the date first written above.

INVESTOR:

COWEN MK INVESTMENT LLC

By:	/s/ Stephen Lasota
Name: Stephen Lasota
Title: Chief Financial Officer
Cowen Group, Inc.

Address:	599 Lexington Avenue
New York, NY 10022
Attn: Owen Littman

[SIGNATURE PAGE TO SECOND AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT]

IN WITNESS WHEREOF, the parties have executed this Second Amended and Restated Investors’ Rights Agreement as of the date first written above.

INVESTOR:

BRIDGEBIO LLC

By:	/s/ Neil Kumar
Name: Neil Kumar
Title: Partner

Address:	1 Maritime Plaza, Suite 1940
San Francisco, CA 94111

[SIGNATURE PAGE TO SECOND AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT]

IN WITNESS WHEREOF, the parties have executed this Second Amended and Restated Investors’ Rights Agreement as of the date first written above.

INVESTOR:

PERCEPTIVE LIFE SCIENCES MASTER FUND LTD

By:	/s/ James H. Mannix
Name: James H. Mannix
Title: COO

Address:	499 Park Avenue, 25th Floor
New York, NY 10022
Attn: James H. Mannix
Phone: (646) 205-5340
Fax: (646) 205-5301

[SIGNATURE PAGE TO SECOND AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT]

IN WITNESS WHEREOF, the parties have executed this Second Amended and Restated Investors’ Rights Agreement as of the date first written above.

INVESTOR:

TITAN PERC, LLC

By:	/s/ Thomas Holliday
Name: Thomas Holliday
Title: CIO

Address:	750 Washington Blvd., 10th Floor
Stamford, CT 06901
Attn: Darren Ross
Phone: (203) 327-8650
Email: dross@titanadvisors.com
Fax: (203) 327-8599

[SIGNATURE PAGE TO SECOND AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT]

IN WITNESS WHEREOF, the parties have executed this Second Amended and Restated Investors’ Rights Agreement as of the date first written above.

INVESTOR:

CORMORANT GLOBAL HEALTHCARE MASTER FUND, LP

By:	/s/ Bihua Chen
Name: Bihua Chen
Title: Managing Member of the General Partner

Address:	Cormorant Global Healthcare Master Fund, LP
200 Clarendon Street 52nd Floor
Boston, MA 02115

[SIGNATURE PAGE TO SECOND AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT]

IN WITNESS WHEREOF, the parties have executed this Second Amended and Restated Investors’ Rights Agreement as of the date first written above.

INVESTOR:

FIDELITY SELECT PORTFOLIOS: BIOTECHNOLOGY PORTFOLIO

By:	/s/ Stacie M. Smith
Name: Stacie M. Smith
Title: Authorized Signatory

Address: Brown Brothers Harriman & Co. 525 Washington Blvd Jersey City NJ 07310 Attn: Michael Lerman 15th Floor Corporate Actions Email: michael.lerman@bbh.com Fax number: 617 772-2418

[SIGNATURE PAGE TO SECOND AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT]

IN WITNESS WHEREOF, the parties have executed this Second Amended and Restated Investors’ Rights Agreement as of the date first written above.

INVESTOR:

FIDELITY ADVISOR SERIES VII: FIDELITY ADVISOR BIOTECHNOLOGY FUND

By:	/s/ Stacie M. Smith
Name: Stacie M. Smith
Title: Authorized Signatory

Address:

State Street Bank & Trust

PO Box 5756

Boston, Massachusetts 02206

Attn: Bangle & Co fbo Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund

Email: SSBCORPACTIONS@StateStreet.com

Fax number: 617-988-9110

[SIGNATURE PAGE TO SECOND AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT]

IN WITNESS WHEREOF, the parties have executed this Second Amended and Restated Investors’ Rights Agreement as of the date first written above.

INVESTOR:

CASDIN PARTNERS MASTER FUND LP

By:	/s/ Eli Casdin
Name: Eli Casdin
Title: Managing Partner

Address: 1345 Avenue of the Americas, Suite 1140 New York, NY 10019

[SIGNATURE PAGE TO SECOND AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT]

SCHEDULE A

Name and Contact of Investors

THIRD ROCK VENTURES II, L.P.

29 Newbury Street; 3rd Floor

Boston, MA 02116

Phone: (617)585-2000

Fax: (617) 859-2891

http://www.thirdrockventures.com

ALEXANDRIA EQUITIES, LLC,

Alexandria Real Estate Equities, Inc.

385 East Colorado Blvd., Suite 299

Pasadena, CA 91101

Attn: Natasha Moon

Phone: (626) 578-0777, x. 1619

Fax: (626) 578-7252

http:/ /www.are.com

THIRD ROCK VENTURES III, L.P.

29 Newbury Street; 3rd Floor

Boston, MA 02116

Phone: (617)585-2000

Fax: (617) 859-2891

http://www.thirdrockventures.com

AVENTIS INC.

c/o Sanofi S.A.

54 rue La Boetie, 75008 Paris, France

Facsimile: +33 1 53 77 44 53

Attention: Vice President, Legal Operations

BRIDGEBIO LLC

1 Maritime Plaza, Suite 1940

San Francisco, CA 94111

CORMORANT ASSET MANAGEMENT HEALTHCARE MASTER FUND, LP

200 Clarendon Street 52nd Floor

Boston, MA 02116

COWEN MK INVESTMENT LLC

599 Lexington Avenue

New York, NY 10022

Attn: Owen Littman

FIDELITY SELECT PORTFOLIOS: BIOTECHNOLOGY PORTFOLIO

Brown Brothers Harriman & Co.

525 Washington Blvd

Jersey City NJ 07310

Attn: Michael Lerman 15th Floor

Corporate Actions

Email: michael.lerman@bbh.com

Fax number: 617 772-2418

FIDELITY ADVISOR SERIES VII: FIDELITY ADVISOR BIOTECHNOLOGY FUND

State Street Bank & Trust

PO Box 5756

Boston, Massachusetts 02206

Attn: Bangle & Co fbo Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund

Email: SSBCORPACTIONS@StateStreet.com

Fax number: 617-988-9110

PERCEPTIVE LIFE SCIENCES MASTER FUND LTD

499 Park Avenue, 25th Floor

New York, NY 10022

Attn: James H. Mannix

Phone: (646) 205-5340

Fax: (646) 205-5301

TITAN PERC, LLC

750 Washington Blvd., 10th Floor

Stamford, CT 06901

Attn: Darren Ross

Phone: (203) 327-8650

Email: dross@titanadvisors.com

Fax: (203) 327-8599

Casdin Partners Master Fund LP

1345 Avenue of the Americas, Suite 1140

New York, NY 10019

Exhibit 4.3

AMENDMENT NO. 1 TO SECOND AMENDED AND RESTATED

INVESTORS’ RIGHTS AGREEMENT

This Amendment No. 1 to Second Amended and Restated Investors’ Rights Agreement (this “Amendment”) is made as of April 20, 2015, by and among MyoKardia, Inc., a Delaware corporation (the “Company”), and the parties listed on the signature pages hereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Second Amended and Restated Investors’ Rights Agreement, dated as of April 20, 2015, by and among the Company and the parties named therein (the “Agreement”).

WHEREAS, pursuant to the terms of the Purchase Agreement, the Strategic Investor may, at its option, purchase certain shares of Series B Preferred Stock in accordance with the terms of the Purchase Agreement (the “Strategic Investor Investment”);

WHEREAS, pursuant to Section 6.6 of the Agreement, and subject to the qualifications set forth therein, the Agreement may be amended by a written instrument executed by (i) the Company and (ii) the holders of at least a majority of the Registrable Securities then held by the Investors; and

WHEREAS, any such amendment so effected shall be binding on all Parties, even if they do not execute such consent.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agree as follows:

1. The defined term “Major Investor” is hereby deleted in its entirety from Section 1.18 of the Agreement and replaced with the following: “1.18 Major Investor” means any Investor that, individually or together with such Investor’s Affiliates, holds at least 1,000,000 shares of Registrable Securities (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization); provided, however, that the Strategic Investor shall only be deemed a Major Investor for purposes of Section 4 of this Agreement so long as (x) the Strategic Investor (together with its Affiliates) holds at least 1,000,000 shares of Registrable Securities (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization), (y) the Collaboration Agreement remains in full force and effect and (z) for any offering of New Securities after December 31, 2016, the Strategic Investor (or any of its Affiliates) shall have taken all actions required under Section 9.3(a) of the Collaboration Agreement on or before January 31, 2017 (the conditions in clauses (x), (y) and (z) of the foregoing, the “Strategic Investor Conditions”). For the avoidance of doubt, (A) if the Strategic Investor Conditions are not satisfied, the Strategic Investor shall not be deemed a Major Investor solely for purposes of Section 4 of this Agreement and (B) clause (z) shall only be a Strategic Investor Condition following December 31, 2016.”

2. Section 4.1(b) of the Agreement is hereby deleted in its entirety and replaced with the following: “By notification to the Company within twenty (20) days after the Offer Notice is given, each Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Series A Preferred Stock, Series A-1 Preferred Stock or Series B Preferred Stock and any other Derivative Securities (excluding Specified Preferred Stock) then held, by such Major Investor bears to the total number of shares of Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Series A Preferred Stock, Series A-1 Preferred Stock and Series B Preferred Stock and other Derivative Securities). At the expiration of such twenty (20) day period, the Company shall promptly notify each Major Investor that elects to purchase or acquire all the shares available to it (each, a “Fully Exercising Investor”) of any other Major Investor’s failure to do likewise. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which Major Investors were entitled to subscribe but that were not subscribed for by the Major Investors, which is equal to the proportion that the Common Stock issued and held, or issuable upon conversion of Series A Preferred Stock, Series A-1 Preferred Stock and Series B Preferred Stock and any other Derivative Securities (excluding Specified Preferred Stock) then held, by such Fully Exercising Investor bears to the total number of shares of Common Stock issued and held, or issuable (directly or indirectly) upon conversion of the Series A Preferred Stock, Series A-1 Preferred Stock and Series B Preferred Stock and any other Derivative Securities (excluding Specified Preferred Stock) then held, by all Fully Exercising Investors who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Section 4.1(b) shall occur within the later of one hundred twenty (120) days after the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Section 4.1(c).”

3. The Agreement is hereby amended to add a new Section 4.3 as follows: “4.3 Strategic Investor Limitation. The Investors and the Company hereby agree that if the Strategic Investor exercises its right to participate in a financing of the Company as contemplated in Section 9.3 of the Collaboration Agreement, then for such financing, such participation rights will be in lieu of the Strategic Investor’s participation rights in an offer of New Securities as contemplated by this Section 4, and the Strategic Investor shall not be considered a Major Investor under this Section 4 solely for purposes of such financing.”

4. This Amendment shall become effective upon the consummation of the Strategic Investor Investment. If the Strategic Investor Investment is not consummated on or prior to the Strategic Investor Outside Date (as defined in the Purchase Agreement) in accordance with the terms of the Purchase Agreement, this Amendment shall be void ab initio and the Agreement shall remain in full force and effect without the amendments contemplated herein.

5. Except as expressly amended herein, the Agreement shall remain in full force and effect.

6. This Amendment shall be governed by and construed in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of California, without regard to conflict of law principles that would result in the application of any law other than the law of the State of California.

7. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Amendment may also be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

8. Sections 6.1, 6.5, 6.7, 6.8, 6.10 and 6.11 of the Agreement are hereby incorporated by reference (mutatis mutandis) as if set forth herein

[Remainder of Page Intentionally Left Blank].

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IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

MYOKARDIA, INC.

By:	/s/ T. Anastasios Gianakakos
Name: T. Anastasios Gianakakos
Title: President and Chief Executive Officer

INVESTOR:

FIDELITY ADVISOR SERIES VII: FIDELITY ADVISOR BIOTECHNOLOGY FUND

By:	/s/ Kenneth Robins
Name: Kenneth Robins
Title: Authorized Signatory

Address:

State Street Bank & Trust

PO Box 5756

Boston, Massachusetts 02206

Attn: Bangle & Co fbo Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund

Email: SSBCORPACTIONS@StateStreet.com

Fax number: 617-988-9110

INVESTOR:

FIDELITY SELECT PORTFOLIOS: BIOTECHNOLOGY PORTFOLIO

By:	/s/ Kenneth Robins
Name: Kenneth Robins
Title: Authorized Signatory

Address:
Brown Brothers Harriman & Co. 525 Washington Blvd Jersey City NJ 07310 Attn: Michael Lerman 15th Floor Corporate Actions Email: michael.lerman@bbh.com Fax number: 617 772-2418

INVESTOR:

THIRD ROCK VENTURES II, L.P.

By: Third Rock Ventures GP II, L.P., its general partner
By: TRV GP II, LLC, its general partner

	By:	/s/ Kevin Gillis
Name: Kevin Gillis
Title: CFO

Address:		29 Newbury Street; 3rd Floor
Boston, MA 02116
Phone: (617) 585-2000
Fax: (617) 859-2891

INVESTOR:

THIRD ROCK VENTURES III, L.P.

By: Third Rock Ventures GP II, L.P., its general partner
By: TRV GP II, LLC, its general partner

	By:	/s/ Kevin Gillis
Name: Kevin Gillis
Title: CFO

Address:		29 Newbury Street; 3rd Floor
Boston, MA 02116
Phone: (617) 585-2000
Fax: (617) 859-2891

SCHEDULE A

Name and Contact of Investors

THIRD ROCK VENTURES II, L.P.

29 Newbury Street; 3rd Floor

Boston, MA 02116

Phone: (617)585-2000

Fax: (617) 859-2891

http://www.thirdrockventures.com

ALEXANDRIA EQUITIES, LLC,

Alexandria Real Estate Equities, Inc.

385 East Colorado Blvd., Suite 299

Pasadena, CA 91101

Attn: Natasha Moon

Phone: (626) 578-0777, x. 1619

Fax: (626) 578-7252

http:/ /www.are.com

THIRD ROCK VENTURES III, L.P.

29 Newbury Street; 3rd Floor

Boston, MA 02116

Phone: (617)585-2000

Fax: (617) 859-2891

http://www.thirdrockventures.com

AVENTIS INC.

c/o Sanofi S.A.

54 rue La Boetie, 75008 Paris, France

Facsimile: +33 1 53 77 44 53

Attention: Vice President, Legal Operations

BRIDGEBIO LLC

1 Maritime Plaza, Suite 1940

San Francisco, CA 94111

CORMORANT ASSET MANAGEMENT HEALTHCARE MASTER FUND, LP

200 Clarendon Street 52nd Floor

Boston, MA 02116

COWEN MK INVESTMENT LLC

599 Lexington Avenue

New York, NY 10022

Attn: Owen Littman

FIDELITY SELECT PORTFOLIOS: BIOTECHNOLOGY PORTFOLIO

Brown Brothers Harriman & Co.

525 Washington Blvd

Jersey City NJ 07310

Attn: Michael Lerman 15th Floor

Corporate Actions

Email: michael.lerman@bbh.com

Fax number: 617 772-2418

FIDELITY ADVISOR SERIES VII: FIDELITY ADVISOR BIOTECHNOLOGY FUND

State Street Bank & Trust

PO Box 5756

Boston, Massachusetts 02206

Attn: Bangle & Co fbo Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund

Email: SSBCORPACTIONS@StateStreet.com

Fax number: 617-988-9110

PERCEPTIVE LIFE SCIENCES MASTER FUND LTD

499 Park Avenue, 25th Floor

New York, NY 10022

Attn: James H. Mannix

Phone: (646) 205-5340

Fax: (646) 205-5301

TITAN PERC, LLC

750 Washington Blvd., 10th Floor

Stamford, CT 06901

Attn: Darren Ross

Phone: (203) 327-8650

Email: dross@titanadvisors.com

Fax: (203) 327-8599

Casdin Partners Master Fund LP

1345 Avenue of the Americas, Suite 1140

New York, NY 10019

Exhibit 10.1

MYOKARDIA, INC.

2012 EQUITY INCENTIVE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: SEPTEMBER 7, 2012

APPROVED BY THE STOCKHOLDERS: SEPTEMBER 7, 2012

TERMINATION DATE: SEPTEMBER 6, 2022

AMENDED BY THE BOARD OF DIRECTORS: OCTOBER 24, 2013

APPROVED BY THE STOCKHOLDERS: OCTOBER 24, 2013

1. GENERAL.

(a) Definitions. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Section 13 below.

(b) Eligible Stock Award Recipients. The persons eligible to receive Stock Awards are Employees, Directors and Consultants.

(c) Available Stock Awards. The Plan provides for the grant of the following Stock Awards: (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) Stock Appreciation Rights, (iv) Restricted Stock Awards, and (v) Restricted Stock Unit Awards.

(d) Purpose. The Company, by means of the Plan, seeks to secure and retain the services of the group of persons eligible to receive Stock Awards as set forth in Section 1(b), to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate, and to provide a means by which such eligible recipients may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Stock Awards.

2. ADMINISTRATION.

(a) Administration by Board. The Board shall administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b) Powers of Board. The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine from time to time (A) which of the persons eligible under the Plan shall be granted Stock Awards; (B) when and how each Stock Award shall be granted; (C) what type or combination of types of Stock Award shall be granted; (D) the provisions of each Stock Award granted (which need not be identical), including the time or times when a person shall be permitted to receive cash or Common Stock pursuant to a Stock Award; (E) the number of shares of Common Stock with respect to which a Stock Award shall be granted to each such person; and (F) the Fair Market Value applicable to a Stock Award.

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(ii) To construe and interpret the Plan and Stock Awards granted under it, and to establish, amend and revoke rules and regulations for administration of the Plan. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Stock Award Agreement, in a manner and to the extent it shall deem necessary or expedient to make the Plan or Stock Award fully effective.

(iii) To settle all controversies regarding the Plan and Stock Awards granted under it.

(iv) To accelerate the time at which a Stock Award may first be exercised or the time during which a Stock Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Stock Award stating the time at which it may first be exercised or the time during which it will vest.

(v) To suspend or terminate the Plan at any time. Suspension or termination of the Plan shall not impair rights and obligations under any Stock Award granted while the Plan is in effect except with the written consent of the affected Participant.

(vi) To amend the Plan in any respect the Board deems necessary or advisable, including, without limitation, amendments relating to Incentive Stock Options and certain nonqualified deferred compensation under Section 409A of the Code and/or to bring the Plan or Stock Awards granted under the Plan into compliance therewith, subject to the limitations, if any, of applicable law. However, except as provided in Section 9(a) relating to Capitalization Adjustments, to the extent required by applicable law, stockholder approval shall be required for any amendment of the Plan that either (A) materially increases the number of shares of Common Stock available for issuance under the Plan, (B) materially expands the class of individuals eligible to receive Stock Awards under the Plan, (C) materially increases the benefits accruing to Participants under the Plan or materially reduces the price at which shares of Common Stock may be issued or purchased under the Plan, (D) materially extends the term of the Plan, or (E) expands the types of Stock Awards available for issuance under the Plan. Except as provided above, rights under any Stock Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(vii) To submit any amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of Section 422 of the Code regarding Incentive Stock Options.

(viii) To approve forms of Stock Award Agreements for use under the Plan and to amend the terms of any one or more Stock Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Stock Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; provided however, that, the rights under any Stock Award shall not be impaired by any such amendment unless (i) the Company requests the consent of the affected Participant, and (ii) such Participant consents in writing. Notwithstanding the foregoing, subject to the limitations of applicable law, if any, and without the affected Participant’s consent, the Board may amend the

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terms of any one or more Stock Awards if necessary to maintain the qualified status of the Stock Award as an Incentive Stock Option or to bring the Stock Award into compliance with Section 409A of the Code.

(ix) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Stock Awards.

(x) To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees, Directors or Consultants who are foreign nationals or employed outside the United States.

(xi) To effect, at any time and from time to time, with the consent of any adversely affected Participant, (A) the reduction of the exercise price (or strike price) of any outstanding Option or SAR under the Plan, (B) the cancellation of any outstanding Option or SAR under the Plan and the grant in substitution therefore of (1) a new Option or SAR under the Plan or another equity plan of the Company covering the same or a different number of shares of Common Stock, (2) a Restricted Stock Award, (3) a Restricted Stock Unit Award, (4) cash and/or (5) other valuable consideration (as determined by the Board, in its sole discretion), or (C) any other action that is treated as a repricing under generally accepted accounting principles; provided, however, that no such reduction or cancellation may be effected if it is determined, in the Company’s sole discretion, that such reduction or cancellation would result in any such outstanding Option becoming subject to the requirements of Section 409A of the Code.

(c) Delegation to Committee. The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(d) Delegation to an Officer. The Board may delegate to one or more Officers of the Company the authority to do one or both of the following: (i) designate Officers and Employees of the Company or any of its Subsidiaries to be recipients of Options and Stock Appreciation Rights (and, to the extent permitted by applicable law, other Stock Awards) and the terms thereof, and (ii) determine the number of shares of Common Stock to be subject to such Stock Awards granted to such Officers and Employees; provided, however, that the Board resolutions regarding such delegation shall specify the total number of shares of Common Stock that may be subject to the Stock Awards granted by such Officer and that such Officer may not grant a Stock Award to himself or herself. Notwithstanding the foregoing, the Board may not delegate authority to an Officer to determine the Fair Market Value pursuant to Section 13(s) below.

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(e) Effect of Board’s Decision. All determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

(f) Arbitration. Any dispute or claim concerning any Stock Awards granted (or not granted) or any disputes or claims relating to or arising out of the Plan shall be fully, finally and exclusively resolved by binding and confidential arbitration conducted pursuant to the rules of Judicial Arbitration and Mediation Services, Inc. (“JAMS”) in Alameda County, California. The Company shall pay all arbitration fees. In addition to any other relief, the arbitrator may award to the prevailing party recovery of its attorneys’ fees and costs. By accepting a Stock Award, Participants and the Company waive their respective rights to have any such disputes or claims tried by a judge or jury.

3. SHARES SUBJECT TO THE PLAN.

(a) Share Reserve. Subject to the provisions of Section 9(a) relating to Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Stock Awards beginning on the Effective Date shall not exceed seven million five hundred thousand (7,500,000) shares (the “Share Reserve”). Furthermore, if a Stock Award (i) expires or otherwise terminates without having been exercised in full or (ii) is settled in cash (i.e., the holder of the Stock Award receives cash rather than stock), such expiration, termination or settlement shall not reduce (or otherwise offset) the number of shares of Common Stock that may be issued pursuant to the Plan. For clarity, the limitation in this Section 3(a) is a limitation in the number of shares of Common Stock that may be issued pursuant to the Plan. Accordingly, this Section 3(a) does not limit the granting of Stock Awards except as provided in Section 7(a).

(b) Reversion of Shares to the Share Reserve. If any shares of Common Stock issued pursuant to a Stock Award are forfeited back to the Company because of the failure to meet a contingency or condition required to vest such shares in the Participant, then the shares which are forfeited shall revert to and again become available for issuance under the Plan. Also, any shares reacquired by the Company pursuant to Section 8(g) or as consideration for the exercise of an Option shall again become available for issuance under the Plan. Notwithstanding the provisions of this Section 3(b), any such shares shall not be subsequently issued pursuant to the exercise of Incentive Stock Options.

(c) Incentive Stock Option Limit. Notwithstanding anything to the contrary in this Section 3(c), subject to the provisions of Section 9(a) relating to Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options shall be twenty-two million five hundred thousand (22,500,000) shares of Common Stock.

(d) Source of Shares. The stock issuable under the Plan shall be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.

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4. ELIGIBILITY.

(a) Eligibility for Specific Stock Awards. Incentive Stock Options may be granted only to employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and (f) of the Code). Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants; provided, however, Nonstatutory Stock Options and SARs may not be granted to Employees, Directors and Consultants who are providing Continuous Service only to any “parent” of the Company, as such term is defined in Rule 405, unless the stock underlying such Stock Awards is treated as “service recipient stock” under Section 409A of the Code because the Stock Awards are granted pursuant to a corporate transaction (such as a spin off transaction) or unless such Stock Awards comply with the distribution requirements of Section 409A of the Code.

(b) Ten Percent Stockholders. A Ten Percent Stockholder shall not be granted an Incentive Stock Option unless the exercise price of such Option is at least one hundred ten percent (110%) of the Fair Market Value on the date of grant and the Option is not exercisable after the expiration of five (5) years from the date of grant.

(c) Consultants. A Consultant shall not be eligible for the grant of a Stock Award if, at the time of grant, either the offer or the sale of the Company’s securities to such Consultant is not exempt under Rule 701 because of the nature of the services that the Consultant is providing to the Company, because the Consultant is not a natural person, or because of any other provision of Rule 701, unless the Company determines that such grant need not comply with the requirements of Rule 701 and will satisfy another exemption under the Securities Act as well as comply with the securities laws of all other relevant jurisdictions.

5. PROVISIONS RELATING TO OPTIONS AND STOCK APPRECIATION RIGHTS.

Each Option or SAR shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. All Options shall be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates shall be issued for shares of Common Stock purchased on exercise of each type of Option. If an Option is not specifically designated as an Incentive Stock Option, then the Option shall be a Nonstatutory Stock Option. The provisions of separate Options or SARs need not be identical; provided, however, that each Option Agreement or Stock Appreciation Right Agreement shall conform to (through incorporation of provisions hereof by reference in the applicable Stock Award Agreement or otherwise) the substance of each of the following provisions:

(a) Term. Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, no Option or SAR shall be exercisable after the expiration of ten (10) years from the date of its grant or such shorter period specified in the Stock Award Agreement.

(b) Exercise Price. Subject to the provisions of Section 4(b) regarding Incentive Stock Options granted to Ten Percent Stockholders, the exercise price (or strike price) of each Option or SAR shall be not less than one hundred percent (100%) of the Fair Market Value of

5

the Common Stock subject to the Option or SAR on the date the Option or SAR is granted. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise price (or strike price) lower than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option or SAR if such Option or SAR is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Change In Control and in a manner consistent with the provisions of Sections 409A and 424(a) of the Code (whether or not such Stock Awards are Incentive Stock Options). Each SAR will be denominated in shares of Common Stock equivalents.

(c) Consideration for Options. The purchase price of Common Stock acquired pursuant to the exercise of an Option shall be paid, to the extent permitted by applicable law and as determined by the Board in its sole discretion, by any combination of the methods of payment set forth below. The Board shall have the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The permitted methods of payment are as follows:

(i) by cash, check, bank draft or money order payable to the Company;

(ii) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds;

(iii) by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock;

(iv) if the Option is a Nonstatutory Stock Option, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; provided, however, that the Company shall accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued; provided, further, that shares of Common Stock will no longer be subject to an Option and will not be exercisable thereafter to the extent that (A) shares issuable upon exercise are reduced to pay the exercise price pursuant to the “net exercise,” (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations;

(v) in any other form of legal consideration that is specifically approved by the Board for any particular Option or for Options generally (which may include, without limitation, according to a deferred payment or similar arrangement with the Optionholder; provided, however, that interest shall compound at least annually and shall be charged at the minimum rate of interest necessary to avoid (A) the imputation of interest income to the Company and compensation income to the Optionholder under any applicable provisions of the Code, and (B) the classification of the Option as a liability for financial accounting purposes).

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(d) Exercise and Payment of a SAR. To exercise any outstanding Stock Appreciation Right, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right. The appreciation distribution payable on the exercise of a Stock Appreciation Right will be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the Stock Appreciation Right) of a number of shares of Common Stock equal to the number of Common Stock equivalents in which the Participant is vested under such Stock Appreciation Right, and with respect to which the Participant is exercising the Stock Appreciation Right on such date, over (B) the strike price that will be determined by the Board at the time of grant of the Stock Appreciation Right. The appreciation distribution in respect to a Stock Appreciation Right may be paid in Common Stock, in cash, in any combination of the two or in any other form of consideration, as determined by the Board and contained in the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right.

(e) Transferability of Options and SARs. The Board may, in its sole discretion, impose such limitations on the transferability of Options and SARs as the Board shall determine. In the absence of such a determination by the Board to the contrary, the following restrictions on the transferability of Options and SARs shall apply:

(i) Restrictions on Transfer. An Option or SAR shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Participant only by the Participant; provided, however, that the Board may, in its sole discretion, permit transfer of the Option or SAR to such extent as permitted by Rule 701 and in a manner consistent with applicable tax and securities laws upon the Participant’s request.

(ii) Domestic Relations Orders. Notwithstanding the foregoing, an Option or SAR may be transferred pursuant to a domestic relations order; provided, however, that if an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

(iii) Beneficiary Designation. Notwithstanding the foregoing, the Participant may, by delivering written notice to the Company, in a form provided by or otherwise satisfactory to the Company and any broker designated by the Company to effect Option exercises, designate a third party who, in the event of the death of the Participant, shall thereafter be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. In the absence of such a designation, the executor or administrator of the Participant’s estate shall be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise.

(f) Vesting Generally. The total number of shares of Common Stock subject to an Option or SAR may vest and therefore become exercisable in periodic installments that may or may not be equal. The Option or SAR may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of performance goals or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options or SARs may vary. The provisions of this Section 5(f) are subject to any Option or SAR provisions governing the minimum number of shares of Common Stock as to which an Option or SAR may be exercised.

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(g) Termination of Continuous Service. Except as otherwise provided in the applicable Stock Award Agreement or other agreement between the Participant and the Company, in the event that a Participant’s Continuous Service terminates (other than for Cause or upon the Participant’s death or Disability), the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Stock Award as of the date of termination of Continuous Service) but only within such period of time ending on the earlier of (i) the date three (3) months following the termination of the Participant’s Continuous Service (or such longer or shorter period specified in the Stock Award Agreement, which period shall not be less than thirty (30) days if necessary to comply with applicable state laws unless such termination is for Cause) or (ii) the expiration of the term of the Option or SAR as set forth in the Stock Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR within the time specified herein or in the Stock Award Agreement (as applicable), the Option or SAR shall terminate.

(h) Extension of Termination Date. Except as otherwise provided in the applicable Stock Award Agreement or other agreement between the Participant and the Company, if the exercise of an Option or SAR following the termination of the Participant’s Continuous Service (other than for Cause or upon the Participant’s death or Disability) would be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, then the Option or SAR shall terminate on the earlier of (i) the expiration of a period of three (3) months after the termination of the Participant’s Continuous Service during which the exercise of the Option or SAR would not be in violation of such registration requirements, or (ii) the expiration of the term of the Option or SAR as set forth in the Stock Award Agreement. In addition, unless otherwise provided in a Participant’s Award Agreement, if the sale of any Common Stock received upon exercise of an Option or SAR following the termination of the Participant’s Continuous Service (other than for Cause) would violate the Company’s insider trading policy, then the Option or SAR shall terminate on the earlier of (i) the expiration of a period equal to the applicable post-termination exercise period after the termination of the Participant’s Continuous Service during which the exercise of the Option or SAR would not be in violation of the Company’s insider trading policy, or (ii) the expiration of the term of the Option or SAR as set forth in the applicable Stock Award Agreement.

(i) Disability of Participant. Except as otherwise provided in the applicable Stock Award Agreement or other agreement between the Participant and the Company, in the event that a Participant’s Continuous Service terminates as a result of the Participant’s Disability, the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Option or SAR as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date twelve (12) months following such termination of Continuous Service (or such longer or shorter period specified in the Stock Award Agreement, which period shall not be less than six (6) months if necessary to comply with applicable state laws), or (ii) the expiration of the term of the Option or SAR as set forth in the

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Stock Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR within the time specified herein or in the Stock Award Agreement (as applicable), the Option or SAR shall terminate.

(j) Death of Participant. Except as otherwise provided in the applicable Stock Award Agreement or other agreement between the Participant and the Company, in the event that (i) a Participant’s Continuous Service terminates as a result of the Participant’s death, or (ii) the Participant dies within the period (if any) specified in the Stock Award Agreement after the termination of the Participant’s Continuous Service for a reason other than death, then the Option or SAR may be exercised (to the extent the Participant was entitled to exercise such Option or SAR as of the date of death) by the Participant’s estate, by a person who acquired the right to exercise the Option or SAR by bequest or inheritance or by a person designated to exercise the Option or SAR upon the Participant’s death, but only within the period ending on the earlier of (i) the date eighteen (18) months following the date of death (or such longer or shorter period specified in the Stock Award Agreement, which period shall not be less than six (6) months if necessary to comply with applicable state laws), or (ii) the expiration of the term of such Option or SAR as set forth in the Stock Award Agreement. If, after the Participant’s death, the Option or SAR is not exercised within the time specified herein or in the Stock Award Agreement (as applicable), the Option or SAR shall terminate.

(k) Termination for Cause. Except as explicitly provided otherwise in a Participant’s Stock Award Agreement, if a Participant’s Continuous Service is terminated for Cause, the Option or SAR shall terminate upon the termination date of such Participant’s Continuous Service, and the Participant shall be prohibited from exercising his or her Option or SAR from and after the time of such termination of Continuous Service.

(l) Non-Exempt Employees. No Option or SAR granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, shall be first exercisable for any shares of Common Stock until at least six months following the date of grant of the Option or SAR. Notwithstanding the foregoing, consistent with the provisions of the Worker Economic Opportunity Act, in the event of the Participant’s death or Disability, upon a Change in Control in which the vesting of such Options or SARs accelerates, or upon the Participant’s retirement (as such term may be defined in the Participant’s Stock Award Agreement or in another applicable agreement or in accordance with the Company’s then current employment policies and guidelines) any such vested Options and SARs may be exercised earlier than six months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay.

(m) Early Exercise of Options. An Option may, but need not, include a provision whereby the Optionholder may elect at any time before the Optionholder’s Continuous Service terminates to exercise the Option as to any part or all of the shares of Common Stock subject to the Option prior to the full vesting of the Option. Subject to the “Repurchase Limitation” in Section 8(l), any unvested shares of Common Stock so purchased may be subject to a repurchase right in favor of the Company or to any other restriction the Board determines to be appropriate.

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Provided that the “Repurchase Limitation” in Section 8(l) is not violated, the Company shall not be required to exercise its repurchase right until at least six (6) months (or such longer or shorter period of time required to avoid classification of the Option as a liability for financial accounting purposes) have elapsed following exercise of the Option unless the Board otherwise specifically provides in the Option Agreement.

(n) Right of Repurchase. Subject to the “Repurchase Limitation” in Section 8(l), the Option or SAR may include a provision whereby the Company may elect to repurchase all or any part of the vested shares of Common Stock acquired by the Participant pursuant to the exercise of the Option or SAR.

(o) Right of First Refusal. The Option or SAR may include a provision whereby the Company may elect to exercise a right of first refusal following receipt of notice from the Participant of the intent to transfer all or any part of the shares of Common Stock received upon the exercise of the Option or SAR. Such right of first refusal shall be subject to the “Repurchase Limitation” in Section 8(l). Except as expressly provided in this Section 5(o) or in the Stock Award Agreement, such right of first refusal shall otherwise comply with any applicable provisions of the Bylaws of the Company.

6. PROVISIONS OF RESTRICTED STOCK AWARDS AND RESTRICTED STOCK UNITS.

(a) Restricted Stock Awards. Each Restricted Stock Award Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. To the extent consistent with the Company’s Bylaws, at the Board’s election, shares of Common Stock may be (x) held in book entry form subject to the Company’s instructions until any restrictions relating to the Restricted Stock Award lapse; or (y) evidenced by a certificate, which certificate shall be held in such form and manner as determined by the Board. The terms and conditions of Restricted Stock Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Award Agreements need not be identical; provided, however, that each Restricted Stock Award Agreement shall conform to (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. A Restricted Stock Award may be awarded in consideration for (A) cash or cash equivalents, (B) past or future services actually or to be rendered to the Company or an Affiliate, or (C) any other form of legal consideration that may be acceptable to the Board in its sole discretion and permissible under applicable law.

(ii) Vesting. Subject to the “Repurchase Limitation” in Section 8(l), shares of Common Stock awarded under the Restricted Stock Award Agreement may be subject to forfeiture to the Company in accordance with a vesting schedule to be determined by the Board.

(iii) Termination of Participant’s Continuous Service. If a Participant’s Continuous Service terminates, the Company may receive through a forfeiture condition or a repurchase right, any or all of the shares of Common Stock held by the Participant that have not vested as of the date of termination of Continuous Service under the terms of the Restricted Stock Award Agreement.

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(iv) Transferability. Rights to acquire shares of Common Stock under the Restricted Stock Award Agreement shall be transferable by the Participant only upon such terms and conditions as are set forth in the Restricted Stock Award Agreement, as the Board shall determine in its sole discretion, so long as Common Stock awarded under the Restricted Stock Award Agreement remains subject to the terms of the Restricted Stock Award Agreement.

(v) Dividends. A Restricted Stock Award Agreement may provide that any dividends paid on Restricted Stock will be subject to the same vesting and forfeiture restrictions as apply to the shares subject to the Restricted Stock Award to which they relate.

(b) Restricted Stock Unit Awards. Each Restricted Stock Unit Award Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The terms and conditions of Restricted Stock Unit Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Unit Award Agreements need not be identical, provided, however, that each Restricted Stock Unit Award Agreement shall conform to (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. At the time of grant of a Restricted Stock Unit Award, the Board will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Common Stock subject to the Restricted Stock Unit Award. The consideration to be paid (if any) by the Participant for each share of Common Stock subject to a Restricted Stock Unit Award may be paid in any form of legal consideration that may be acceptable to the Board in its sole discretion and permissible under applicable law.

(ii) Vesting. At the time of the grant of a Restricted Stock Unit Award, the Board may impose such restrictions or conditions to the vesting of the Restricted Stock Unit Award as it, in its sole discretion, deems appropriate.

(iii) Payment. A Restricted Stock Unit Award may be settled by the delivery of shares of Common Stock, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Restricted Stock Unit Award Agreement.

(iv) Additional Restrictions. At the time of the grant of a Restricted Stock Unit Award, the Board, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of the shares of Common Stock (or their cash equivalent) subject to a Restricted Stock Unit Award to a time after the vesting of such Restricted Stock Unit Award.

(v) Dividend Equivalents. Dividend equivalents may be credited in respect of shares of Common Stock covered by a Restricted Stock Unit Award, as determined by the Board and contained in the Restricted Stock Unit Award Agreement. At the sole discretion of the Board, such dividend equivalents may be converted into additional shares of Common Stock

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covered by the Restricted Stock Unit Award in such manner as determined by the Board. Any additional shares covered by the Restricted Stock Unit Award credited by reason of such dividend equivalents will be subject to all the terms and conditions of the underlying Restricted Stock Unit Award Agreement to which they relate.

(vi) Termination of Participant’s Continuous Service. Except as otherwise provided in the applicable Restricted Stock Unit Award Agreement, such portion of the Restricted Stock Unit Award that has not vested will be forfeited upon the Participant’s termination of Continuous Service.

(vii) Compliance with Section 409A of the Code. Notwithstanding anything to the contrary set forth herein, any Restricted Stock Unit Award granted under the Plan that is not exempt from the requirements of Section 409A of the Code shall contain such provisions so that such Restricted Stock Unit Award will comply with the requirements of Section 409A of the Code. Such restrictions, if any, shall be determined by the Board and contained in the Restricted Stock Unit Award Agreement evidencing such Restricted Stock Unit Award. For example, such restrictions may include, without limitation, a requirement that any Common Stock that is to be issued in a year following the year in which the Restricted Stock Unit Award vests must be issued in accordance with a fixed pre-determined schedule.

7. COVENANTS OF THE COMPANY.

(a) Availability of Shares. During the terms of the Stock Awards, the Company shall keep available at all times the number of shares of Common Stock reasonably required to satisfy such Stock Awards.

(b) Securities Law Compliance. The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of the Stock Awards; provided, however, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Stock Award or any Common Stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Stock Awards unless and until such authority is obtained. A Participant shall not be eligible for the grant of a Stock Award or the subsequent issuance of Common Stock pursuant to the Stock Award if such grant or issuance would be in violation of any applicable securities law.

(c) No Obligation to Notify. The Company shall have no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Stock Award. Furthermore, the Company shall have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of a Stock Award or a possible period in which the Stock Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of a Stock Award to the holder of such Stock Award.

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8. MISCELLANEOUS.

(a) Use of Proceeds from Sales of Common Stock. Proceeds from the sale of shares of Common Stock pursuant to Stock Awards shall constitute general funds of the Company.

(b) Corporate Action Constituting Grant of Stock Awards. Corporate action constituting a grant by the Company of a Stock Award to any Participant shall be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Stock Award is communicated to, or actually received or accepted by, the Participant.

(c) Stockholder Rights. No Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Stock Award unless and until (i) such Participant has satisfied all requirements for exercise of the Stock Award pursuant to its terms, if applicable, and (ii) the issuance of the Common Stock subject to such Stock Award has been entered into the books and records of the Company.

(d) No Employment or Other Service Rights. Nothing in the Plan, any Stock Award Agreement or any other instrument executed thereunder or in connection with any Stock Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Stock Award was granted or shall affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

(e) Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds one hundred thousand dollars ($100,000), the Options or portions thereof that exceed such limit (according to the order in which they were granted) shall be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

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(f) Investment Assurances. The Company may require a Participant, as a condition of exercising or acquiring Common Stock under any Stock Award, (i) to give written assurances satisfactory to the Company as to the Participant’s knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Stock Award; and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Common Stock subject to the Stock Award for the Participant’s own account and not with any present intention of selling or otherwise distributing the Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if (x) the issuance of the shares upon the exercise or acquisition of Common Stock under the Stock Award has been registered under a then currently effective registration statement under the Securities Act, or (y) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Common Stock.

(g) Withholding Obligations. Unless prohibited by the terms of a Stock Award Agreement, the Company may, in its sole discretion, satisfy any federal, state or local tax withholding obligation relating to a Stock Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Stock Award; provided, however, that no shares of Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law (or such lesser amount as may be necessary to avoid classification of the Stock Award as a liability for financial accounting purposes); (iii) withholding payment from any amounts otherwise payable to the Participant; (iv) withholding cash from a Stock Award settled in cash; or (v) by such other method as may be set forth in the Stock Award Agreement.

(h) Electronic Delivery. Any reference herein to a “written” agreement or document shall include any agreement or document delivered electronically or posted on the Company’s intranet.

(i) Deferrals. To the extent permitted by applicable law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Stock Award may be deferred and may establish programs and procedures for deferral elections to be made by Participants. Deferrals by Participants will be made in accordance with Section 409A of the Code. Consistent with Section 409A of the Code, the Board may provide for distributions while a Participant is still an employee or otherwise providing services to the Company. The Board is authorized to make deferrals of Stock Awards and determine when, and in what annual percentages, Participants may receive payments, including lump sum payments, following the Participant’s termination of Continuous Service, and implement such other terms and conditions consistent with the provisions of the Plan and in accordance with applicable law.

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(j) Compliance with Section 409A. To the extent that the Board determines that any Stock Award granted hereunder is subject to Section 409A of the Code, the Stock Award Agreement evidencing such Stock Award shall incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code. To the extent applicable, the Plan and Stock Award Agreements shall be interpreted in accordance with Section 409A of the Code.

(k) Compliance with Exemption Provided by Rule 12h-1(f). If: (i) the aggregate of the number of Optionholders and the number of holders of all other outstanding compensatory employee stock options to purchase shares of Common Stock equals or exceeds five hundred (500), and (ii) the assets of the Company at the end of the Company’s most recently completed fiscal year exceed $10 million, then the following restrictions shall apply during any period during which the Company does not have a class of its securities registered under Section 12 of the Exchange Act and is not required to file reports under Section 15(d) of the Exchange Act: (A) the Options and, prior to exercise, the shares of Common Stock acquired upon exercise of the Options may not be transferred until the Company is no longer relying on the exemption provided by Rule 12h-1(f) promulgated under the Exchange Act (“Rule 12h-1(f)”), except: (1) as permitted by Rule 701(c) promulgated under the Securities Act, (2) to a guardian upon the disability of the Optionholder, or (3) to an executor upon the death of the Optionholder (collectively, the “Permitted Transferees”); provided, however, the following transfers are permitted: (i) transfers by the Optionholder to the Company, and (ii) transfers in connection with a change of control or other acquisition involving the Company, if following such transaction, the Options no longer remain outstanding and the Company is no longer relying on the exemption provided by Rule 12h-1(f); provided further, that any Permitted Transferees may not further transfer the Options; (B) except as otherwise provided in (A) above, the Options and shares of Common Stock acquired upon exercise of the Options are restricted as to any pledge, hypothecation, or other transfer, including any short position, any “put equivalent position” as defined by Rule 16a-1(h) promulgated under the Exchange Act, or any “call equivalent position” as defined by Rule 16a-1(b) promulgated under the Exchange Act by the Optionholder prior to exercise of an Option until the Company is no longer relying on the exemption provided by Rule 12h-1(f); and (C) at any time that the Company is relying on the exemption provided by Rule 12h-1(f), the Company shall deliver to Optionholders (whether by physical or electronic delivery or written notice of the availability of the information on an internet site) the information required by Rule 701(e)(3), (4), and (5) promulgated under the Securities Act every six (6) months, including financial statements that are not more than one hundred eighty (180) days old; provided, however, that the Company may condition the delivery of such information upon the Optionholder’s agreement to maintain its confidentiality.

(l) Repurchase Limitation. The terms of any repurchase right shall be specified in the Stock Award Agreement. The repurchase price for vested shares of Common Stock shall be the Fair Market Value of the shares of Common Stock on the date of repurchase. The repurchase price for unvested shares of Common Stock shall be the lower of (i) the Fair Market Value of the

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shares of Common Stock on the date of repurchase or (ii) their original purchase price. However, the Company shall not exercise its repurchase right until at least six (6) months (or such longer or shorter period of time necessary to avoid classification of the Stock Award as a liability for financial accounting purposes) have elapsed following delivery of shares of Common Stock subject to the Stock Award, unless otherwise specifically provided by the Board.

9. ADJUSTMENTS UPON CHANGES IN COMMON STOCK; OTHER CORPORATE EVENTS.

(a) Capitalization Adjustments. In the event of a Capitalization Adjustment, the Board shall appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 3(c), and (iii) the class(es) and number of securities and price per share of stock subject to outstanding Stock Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive.

(b) Dissolution or Liquidation. Except as otherwise provided in the Stock Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Stock Awards (other than Stock Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company’s right of repurchase) shall terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company’s repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Stock Award is providing Continuous Service, provided, however, that the Board may, in its sole discretion, cause some or all Stock Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Stock Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c) Change In Control. The following provisions shall apply to Stock Awards in the event of a Change In Control unless otherwise provided in the instrument evidencing the Stock Award or any other written agreement between the Company or any Affiliate and the holder of the Stock Award or unless otherwise expressly provided by the Board at the time of grant of a Stock Award. Except as otherwise stated in the Stock Award Agreement, in the event of a Change In Control, then, notwithstanding any other provision of the Plan, the Board shall take one or more of the following actions with respect to Stock Awards, contingent upon the closing or completion of the Change In Control:

(i) arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) to assume or continue the Stock Award or to substitute a similar stock award for the Stock Award (including, but not limited to, an award to acquire the same consideration paid to the stockholders of the Company pursuant to the Change In Control);

(ii) arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to the Stock Award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company);

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(iii) accelerate the vesting, in whole or in part, of the Stock Award (and, if applicable, the time at which the Stock Award may be exercised) to a date prior to the effective time of such Change In Control as the Board shall determine (or, if the Board shall not determine such a date, to the date that is five (5) days prior to the effective date of the Change In Control), with such Stock Award terminating if not exercised (if applicable) at or prior to the effective time of the Change In Control;

(iv) arrange for the lapse of any reacquisition or repurchase rights held by the Company with respect to the Stock Award;

(v) cancel or arrange for the cancellation of the Stock Award, to the extent not vested or not exercised prior to the effective time of the Change In Control, in exchange for such cash consideration, if any, as the Board, in its sole discretion, may consider appropriate; and

(vi) make a payment, in such form as may be determined by the Board equal to the excess, if any, of (A) the value of the property the holder of the Stock Award would have received upon the exercise of the Stock Award, over (B) any exercise price payable by such holder in connection with such exercise.

The Board need not take the same action with respect to all Stock Awards or with respect to all Participants.

(d) Additional Acceleration. A Stock Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Stock Award Agreement for such Stock Award or as may be provided in any other written agreement between the Company or any Affiliate and the Participant, but in the absence of such provision, no such acceleration shall occur, other than as may be provided in accordance with Section 9(c) above.

10. TERMINATION OR SUSPENSION OF THE PLAN.

(a) Plan Term. The Board may suspend or terminate the Plan at any time. Unless sooner terminated by the Board pursuant to Section 2, the Plan shall automatically terminate on the day before the tenth (10th) anniversary of the earlier of (i) the date the Plan is adopted by the Board, or (ii) the date the Plan is approved by the stockholders of the Company. No Stock Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) No Impairment of Rights. Suspension or termination of the Plan shall not impair rights and obligations under any Stock Award granted while the Plan is in effect except with the written consent of the affected Participant.

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11. EFFECTIVE DATE OF PLAN.

This Plan shall become effective on the Effective Date.

12. CHOICE OF LAW.

The law of the State of California shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to that state’s conflict of laws rules.

13. DEFINITIONS. As used in the Plan, the following definitions shall apply to the capitalized terms indicated below:

(a) “Affiliate” means, at the time of determination, any “parent” or “majority-owned subsidiary” of the Company, as such terms are defined in Rule 405 of the Securities Act. The Board shall have the authority to determine the time or times at which “parent” or “majority-owned subsidiary” status is determined within the foregoing definition.

(b) “Board” means the Board of Directors of the Company.

(c) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Stock Award after the Effective Date without the receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards No. 123 (revised). Notwithstanding the foregoing, the conversion of any convertible securities of the Company shall not be treated as a Capitalization Adjustment.

(d) “Cause” shall have the meaning ascribed to such term in any written agreement between the Participant and the Company defining such term and, in the absence of such agreement, such term means with respect to a Participant, the occurrence of any of the following events: (i) such Participant’s commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (ii) such Participant’s attempted commission of, or participation in, a fraud or act of dishonesty against the Company; (iii) such Participant’s intentional, material violation of any contract or agreement between the Participant and the Company or of any statutory duty owed to the Company; (iv) such Participant’s unauthorized use or disclosure of the Company’s confidential information or trade secrets; or (v) such Participant’s gross misconduct. The determination that a termination of the Participant’s Continuous Service is either for Cause or without Cause shall be made by the Company in its sole discretion. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Stock Awards held by such Participant shall have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.

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(e) “Code” means the Internal Revenue Code of 1986, as amended, as well as any applicable regulations and guidance thereunder.

(f) “Committee” means a committee of one (1) or more Directors to whom authority has been delegated by the Board in accordance with Section 2(c).

(g) “Common Stock” means the common stock of the Company.

(h) “Company” means MyoKardia, Inc., a Delaware corporation.

(i) “Consultant” means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, shall not cause a Director to be considered a “Consultant” for purposes of the Plan.

(j) “Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Director, or Consultant or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Company or an Affiliate, shall not terminate a Participant’s Continuous Service; provided, however, if the Entity for which a Participant is rendering service ceases to qualify as an Affiliate, as determined by the Board in its sole discretion, such Participant’s Continuous Service shall be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. For example, a change in status from an employee of the Company to a consultant of an Affiliate or to a Director shall not constitute an interruption of Continuous Service. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence shall be treated as Continuous Service for purposes of vesting in a Stock Award only to such extent as may be provided in the Company’s leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law.

(k) “Change In Control” means the occurrence, in a single transaction or in a series of related transactions, of any Deemed Liquidation Event (as defined in the Company’s Amended and Restated Certificate of Incorporation as in effect from time to time), other than a liquidation or dissolution addressed by Section 9(b) above.

(l) “Director” means a member of the Board.

(m) “Disability” means the inability of a Participant to engage in any substantially gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous

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period of not less than twelve (12) months as provided in Sections 22(e)(3) and 409A(a)(2)(c)(i) of the Code and shall be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(n) “Effective Date” means the effective date of this Plan, which is the earlier of (i) the date that this Plan is first approved by the Company’s stockholders, or (ii) the date this Plan is adopted by the Board.

(o) “Employee” means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, shall not cause a Director to be considered an “Employee” for purposes of the Plan.

(p) “Entity” means a corporation, partnership, limited liability company or other entity.

(q) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(r) “Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” shall not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities.

(s) “Fair Market Value” means, as of any date, the value of the Common Stock determined by the Board in compliance with Section 409A of the Code or, in the case of an Incentive Stock Option, in compliance with Section 422 of the Code.

(t) “Incentive Stock Option” means an option that qualifies as an “incentive stock option” within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(u) “Nonstatutory Stock Option” means an Option that does not qualify as an Incentive Stock Option.

(v) “Officer” means any person designated by the Company as an officer.

(w) “Option” means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

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(x) “Option Agreement” means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an Option grant. Each Option Agreement shall be subject to the terms and conditions of the Plan.

(y) “Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(z) “Own,” “Owned,” “Owner,” “Ownership” A person or Entity shall be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(aa) “Participant” means a person to whom a Stock Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Stock Award.

(bb) “Plan” means this MyoKardia, Inc. 2012 Equity Incentive Plan.

(cc) “Restricted Stock Award” means an award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(a).

(dd) “Restricted Stock Award Agreement” means a written agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award. Each Restricted Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(ee) “Restricted Stock Unit Award” means a right to receive shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(b).

(ff) “Restricted Stock Unit Award Agreement” means a written agreement between the Company and a holder of a Restricted Stock Unit Award evidencing the terms and conditions of a Restricted Stock Unit Award grant. Each Restricted Stock Unit Award Agreement shall be subject to the terms and conditions of the Plan.

(gg) “Rule 405” means Rule 405 promulgated under the Securities Act.

(hh) “Rule 701” means Rule 701 promulgated under the Securities Act.

(ii) “Securities Act” means the Securities Act of 1933, as amended.

(jj) “Stock Appreciation Right” or “SAR” means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 5.

(kk) “Stock Appreciation Right Agreement” means a written agreement between the Company and a holder of a Stock Appreciation Right evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right Agreement shall be subject to the terms and conditions of the Plan.

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(ll) “Stock Award” means any right to receive Common Stock granted under the Plan, including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, a Restricted Stock Unit Award, or a Stock Appreciation Right.

(mm) “Stock Award Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of a Stock Award grant. Each Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(nn) “Subsidiary” means, with respect to the Company, (i) any corporation of which more than fifty percent (50%) of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than fifty percent (50%) .

(oo) “Ten Percent Stockholder” means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Affiliate.

22

Exhibit 10.3

THIRD ROCK VENTURES

455 MISSION BAY BLVD. SOUTH

SUITE575

SAN FRANCISCO, CA 94158

June 8, 2012

Robert S. McDowell

Dear Bob,

We are pleased to offer you employment with MyoKardia (“the Company”) on the following terms. This employment offer is contingent upon the incorporation of MyoKardia and qualification to do business in the state of California. We anticipate these conditions being met by July 31,2012. If these conditions are not met, the terms below will not be in force or effect.

1. Position. Your initial title will be Vice President, Drug Discovery, and you will initially report to the Company’s acting Chief Executive Officer. This is a full-time position. While you render services to the Company, you will not engage in any other employment, consulting or other business activity (whether full-time or part-time) that would create a conflict of interest with the Company. By signing this letter agreement, you confirm to the Company that you have no contractual commitments or other legal obligations that would prohibit you from performing your duties for the Company.

2. Cash Compensation. The Company will pay you a starting salary at the rate of $260,000 per year, payable in accordance with the Company’s standard payroll schedule. This salary will be subject to adjustment pursuant to the Company’s employee compensation policies in effect from time to time. It is expected that, when an annual bonus program is approved by the Board of Directors, you will be eligible for a target bonus of 20% of your annual compensation, based upon the achievement of corporate and individual goals, as agreed by the Board of Directors. You will be eligible to participate each year in any annual bonus plan adopted by the Company and the Company, subject to financial, business, and other circumstances and factors.

3. Employee Benefits. As a regular employee of the Company, you will be eligible to participate in a number of Company-sponsored benefits. If the Company does not have a health benefits program in place by the time you join, and you elect to have health insurance provided by the Company, you will be reimbursed for COBRA premiums (amount to be determined). Once the Company has a health benefits program you will be expected to join the program if you elect to have health benefits provided by the Company. In addition, you will be entitled to 20 days of paid time off in accordance with the Company’s policy.

4. Stock Options. Subject to the approval of the Company’s Board of Directors or its Compensation Committee, you will be granted an option to purchase 320,000 shares of the Company’s Common Stock. The exercise price per share will be determined by the Board of Directors or the Compensation Committee when the option is granted. The option will be subject to the terms and conditions applicable to options granted under the Company’s Stock

Plan (the “Plan”), as described in the Plan and the applicable stock option agreement. You will vest in 25% of the option shares after 12 months of continuous service, and the balance will vest in equal quarterly installments over the next 36 months of continuous service, as described in the applicable stock option agreement.

5. Employee Confidentiality and Assignment Agreement. Like all Company employees, you will be required, as a condition of your employment with the Company, to sign the Company’s standard Employee Confidentiality and Assignment Agreement, a copy of which is attached hereto as Exhibit A.

6. Background Check. The Company may conduct a background or reference check (or both). If so, then you agree to cooperate fully in those procedures, and this offer is subject to the Company’s approving the outcome of those checks, in the discretion of the Company.

7. Employment Relationship. Employment with the Company is for no specific period of time. Your employment with the Company will be “at will,” meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause. Any contrary representations that may have been made to you are superseded by this letter agreement. This is the full and complete agreement between you and the Company on this term. Although your job duties, title, reporting relationship, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of the Company (other than you).

8. Taxes. All forms of compensation referred to in this letter agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law. You agree that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company or its Board of Directors related to tax liabilities arising from your compensation.

9. Interpretation, Amendment and Enforcement. This letter agreement and Exhibit A constitute the complete agreement between you and the Company, contain all of the terms of your employment with the Company and supersede any prior agreements, representations or understandings (whether written, oral or implied) between you and the Company. This letter agreement may not be amended or modified, except by an express written agreement signed by both you and a duly authorized officer of the Company. The terms of this letter agreement and the resolution of any disputes as to the meaning, effect, performance or validity of this letter agreement or arising out of, related to, or in any way connected with, this letter agreement, your employment with the Company or any other relationship between you and the Company will be governed by California law, excluding laws relating to conflicts or choice of law.

* * * * *

We hope that you will accept our offer to join the Company. You may indicate your agreement with these terms and accept this offer by signing and dating both the enclosed duplicate original of this letter agreement and the enclosed Proprietary Information and Inventions Agreement and returning them to me. This offer, if not accepted, will expire at the

2

close of business on June 12, 2012. As required by law, your employment with the Company is contingent upon your providing legal proof of your identity and authorization to work in the United States. Your employment is also contingent upon you being able to start working with the Company upon its incorporation and qualification to do business in California.

If you have any questions, please call me at 415 766 3637.

Very truly yours,

THIRD ROCK VENTURES

/s/ Charles Homcy
By: Charles Homcy
Title: Venture Partner

I have read and accept this employment offer:

/s/ Robert S. McDowell
Robert S. McDowell

Attachment

Exhibit A: Employee Confidentiality and Assignment Agreement

3

Exhibit 10.4

400 East Jamie Court. Suite 102

South San Francisco, CA 94080

PHONE (650) 741·0900

FAX (650) 741·0901

MYOKARDIA.COM

September 19, 2013

Anastasios Gianakakos

Re:	Employment by Myokardia, Inc.

Dear Tassos:

Myokardia, Inc. (the “Company”) is pleased to confirm its offer to employ you as Chief Executive Officer (CEO). As CEO you will be reporting to the Myokardia Board of Directors (BOD).

In the role of CEO, you will:

•	Work with the BOD and senior management to formulate and communicate a compelling vision and strategic direction and value creation plan for the company; evaluate alternative strategies; identify competitive issues; capitalize on platform technology and develop and implement operating plans to achieve objectives.

•	Oversee all company activities to ensure Myokardia meets its research, development, and financial milestones and all other objectives including clinical, regulatory, and business development.

•	Develop and maintain strategic partnerships with external companies, overseeing critical activities to ensure research and development commitments and related projects are fulfilled.

•	Serve as the primary spokesperson for company, establishing and communicating the company’s image, and enhancing its visibility among potential partners.

•	Build additional organizational experience within the management team. Work with the Board and senior management team to manage uncertainty while maintaining an entrepreneurial environment.

•	Ensure that qualified research and development and managerial personnel are attracted and retained; manage performance by providing feedback, teaching and development opportunities.

•	Represent Myokardia in scientific conferences, presentations, industry and investment groups.

•	Build and maintain solid working relationships with key opinion leaders and investors.

•	Foster an internal atmosphere that supports individual accountability, transparency, open communication and respect to enable employees to focus on the Company’s mission.

Your effective date of hire as a regular employee (the “Start Date”) will be October 14, 2013.

Your compensation for this position will be at the rate of $375,000 per year, payable monthly in accordance with the Company’s normal pay schedule. You will be eligible to participate each year in the Company’s annual target bonus pool plan of up to 35% of your base salary based upon achievement of both corporate and personal goals, as agreed to between you and the BOD. You must be employed on the date on which the annual bonus is paid in order to receive it.

As a full time employee, you may participate in any and all bonus and benefit programs that the Company establishes and makes available to its employees from time to time, provided you are eligible under (and subject to all provisions of the plan documents governing those programs). Current benefits include participation in a company sponsored health care plan, dental plan, 401k plan, and 20 days of paid vacation. The Company, however, reserves the right to modify, terminate, or replace its employee benefit plans and policies.

Subject to approval by the Company’s Board of Directors, the Company will grant to you an option to purchase 2,517,000 shares of the Company’s Common Stock. The Option will be granted following the commencement of your employment. The exercise price of the Option will be at least equal to the fair market value of the Company’s common stock on the date of grant, and the Board of Directors may elect to seek a third party valuation of such fair market value, which could delay the date that the Option is granted. The Option will be subject to the terms and conditions of the Company’s then-current stock option plan and form of stock option agreement. These options will vest as follows: one quarter of the shares will vest on the first anniversary of the Start Date, and following that, 1/36th of the shares will vest on a monthly basis, in arrears.

Each of the Options will be exercisable at a price per share equal to the fair market value per share of the Company’s shares of Common Stock on the date on which the Board approves your Option grants. The Board will approve your Options at the first regularly scheduled meeting of the Board that is held after you commence employment with the Company. You will be required to execute Stock Option Agreements as a condition to receiving the options.

You will perform your services from the Company’s offices in South San Francisco, CA. It is understood that you are an “at-will” employee. You are not being offered employment for a definite period of time, and either you or the Company may terminate the employment relationship at any time and for any reason, with or without cause or prior notice and without additional compensation to you.

Enclosed for your review is a “Non-Solicitation, Confidentiality and Assignment Agreement” (the “Agreement”).

This offer of employment is conditioned on your willingness to sign and abide by the terms of the Agreement. You will be expected to sign the Agreement before you report for work.

In making this offer, the Company understands, and in accepting it you represent that you are not under any obligation to any former employer or any person or entity which would prevent, limit, or impair in any way the performance by you of your duties as an employee of the Company.

The Immigration Reform and Control Act requires employers to verify the employment eligibility and identity of new employees. You will be required to complete a Form I-9 which will be provided to you before the Start Date. Please bring the appropriate documents listed on that form with you when you report for work. We will not be able to employ you if you fail to comply with this requirement. Also, this offer is subject to satisfactory reference checks if necessary.

This letter agreement and the Agreement referenced above constitute the complete agreement between you and the Company, contain all of the terms of your employment with the Company and supersede any prior agreements, representations or understandings (whether written, oral or implied) between you and the Company. This letter agreement may not be amended or modified, except by an express written agreement signed by both you and a duly authorized officer of the Company, although your job duties, title, reporting relationship, compensation and benefits may change from time to time, at the Company’s option.

Please indicate your acceptance of this offer by signing and returning the enclosed copy of this letter no later than 5pm ET on September 27, 2013.

Please indicate your acceptance of this offer by signing and returning a copy to Christine McKinley. We look forward to your joining the Company and are pleased that you will be working with us.

Very truly yours,

/s/ Kevin Starr
By: Kevin Starr
Title: Partner, Third Rock Ventures, Inc.

Accepted and Agreed:

/s/ Anastasios Gianakakos
Anastasios Gianakakos

Exhibit 10.5

400 East Jamie Court. Suite 102

South San Francisco, CA 94080

PHONE (650) 741·0900

FAX (650) 741·0901

MYOKARDIA.COM

July 2, 2014

Jake B. Bauer

Dear Jake,

We are pleased to offer you the position of Vice President, Business Development & Business Operations with MyoKardia, Inc. Your compensation will be $11,041.67 semi-monthly, which is equal to $265,000.00 annualized, payable in accordance with the Company’s standard payroll schedule. This position will report to Tassos Gianakakos, Chief Executive Officer. This is a full-time position. While you render services to the Company, you will not engage in any other employment, consulting or other business activity (whether full-time or part-time) that would create a conflict of interest with the Company. By signing this letter, you confirm to the Company that you have no contractual commitments or other legal obligations that would prohibit you from performing your duties for the Company.

Cash Compensation: This salary will be subject to adjustment pursuant to the Company’s employee compensation policies in effect from time to time. Your salary will be reviewed not less frequently than annually. In addition, the company has recently implemented a performance-based variable cash bonus program. Subject to an acceptable level of corporate performance, the Board of Directors may approve payment of performance bonuses after the first of the year. If bonuses are paid, your target percentage will be 25% of your salary as the basis for calculating your bonus. Your actual bonus will depend on your own and the company’s performance for the year just completed. Bonuses will be pro-rated for partial years of service.

Employee Benefits: As a regular employee of the Company, you will be eligible to participate in a number of Company-sponsored benefits. In addition, you will be entitled to 20 days of paid time off in accordance with the Company’s policy. A full list of company benefits can be found online at https://pcms.plansource.com.

Stock Options: Subject to the approval of the Company’s Board of Directors or its Compensation Committee, you will be granted an option to purchase 300,000 shares of the Company’s Common Stock. The Board of Directors or the Compensation Committee will determine the exercise price per share when the option is granted. The option will be subject to the terms and conditions applicable to options granted under the Company’s Stock Plan (the “Plan”), as described in the Plan and the applicable stock option agreement. You will vest in 25% of the option shares after 12 months of continuous service, and the balance will vest in equal monthly installments over the next 36 months of continuous service, as described in the applicable stock option agreement.

Employee Confidentiality and Assignment Agreement: You will be required, as a condition of your employment with the Company, to sign the Company’s standard Employee Confidentiality and Assignment Agreement, a copy of which is attached hereto as Exhibit A.

Background Check: The Company may conduct a background or reference check (or both). If so, then you agree to cooperate fully in those procedures, and this offer is subject to the Company’s approving the outcome of those checks, in the discretion of the Company.

Employment Relationship: Employment with the Company is for no specific period of time. Your employment with the Company will be “at will,” meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause. Any contrary representations that may have been made to you are superseded by this letter agreement. This is the full and complete agreement between you and the Company on this term. Although your job duties, title, reporting relationship, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of (other than you).

Taxes: All forms of compensation referred to in this letter agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law. You agree that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company or its Board of Directors related to tax liabilities arising from your compensation.

Interpretation, Amendment and Enforcement: This letter agreement and Exhibit A constitute the complete agreement between you and the Company, contain all of the terms of your employment with the Company and supersede any prior agreements, representations or understandings (whether written, oral or implied) between you and the Company. This letter agreement may not be amended or modified, except by an express written agreement signed by both you and a duly authorized officer of the Company. The terms of this letter agreement and the resolution of any disputes as to the meaning, effect, performance or validity of this letter agreement or arising out of, related to, or in any way connected with, this letter agreement, your employment with the Company or any other relationship between you and the Company will be governed by California law, excluding laws relating to conflicts or choice of law.

We look forward to working with you, and hope that you will accept our offer to join the Company. You may indicate your agreement with these terms and accept this offer by signing and dating both the enclosed duplicate original of this letter agreement and the enclosed Proprietary Information and Inventions Agreement and returning them to me. This offer, if not accepted, will expire at the close of business on July 4 2014. As required by law, your employment with the Company is contingent upon your providing legal proof of your identity and authorization to work in the United States. We would like your official start date to be on or before July 16,2014.

If you have any questions, please do not hesitate to contact me at (650) 741-7796.

Very truly yours,

/s/ Tassos Gianakakos
Tassos Gianakakos
Chief Executive Officer

ACKNOWLEDGMENT AND ACCEPTANCE OF THE TERMS STATED ABOVE:

/s/ Jake B. Bauer

Attachment

Exhibit A: Employee Confidentiality and Assignment Agreement

Exhibit 10.6

400 East Jamie Court. Suite 102

South San Francisco, CA 94080

PHONE (650) 741·0900

FAX (650) 741·0901

MYOKARDIA.COM

October 20, 2014

Steven Chan

Dear Steven,

We are pleased to offer you the position of Vice President, Corporate Controller with MyoKardia, Inc. Your compensation will be $9,166.67, semi-monthly, which is equal to $220,000.00 annualized, payable in accordance with the Company’s standard payroll schedule. This position will report to Jake Bauer, Vice President, Business Development and Business Operations. This is a full-time position. While you render services to the Company, you will not engage in any other employment, consulting or other business activity (whether full-time or part-time) that would create a conflict of interest with the Company. By signing this letter, you confirm to the Company that you have no contractual commitments or other legal obligations that would prohibit you from performing your duties for the Company.

Cash Compensation: This salary will be subject to adjustment pursuant to the Company’s employee compensation policies in effect from time to time. In addition, the company has recently implemented a performance-based variable cash bonus program. Subject to an acceptable level of corporate performance, the Board of Directors may approve payment of performance bonuses after the first of the year. If bonuses are paid, your target percentage will be 25% of your salary as the basis for calculating your bonus. Your actual bonus will depend on your own and the company’s performance for the year just completed. Bonuses will be pro-rated for partial years of service.

Employee Benefits: As a regular employee of the Company, you will be eligible to participate in a number or Company-sponsored benefits. In addition, you will be entitled to 20 days of paid time off in accordance with the Company’s policy. A full list of company benefit can be found online at https://pcms.plansource.com.

Stock Options: Subject to the approval of the Company’s Board of Directors or its Compensation Committee, you will be granted an option to purchase 150,000 shares of the Company’s Common Stock. The Board of Directors or the Compensation Committee will determine the exercise price per share when the option is granted. The option will be subject to the terms and conditions applicable to options granted under the Company’s Stock Plan (the “Plan”), as described in the Plan and the applicable stock option agreement. You will vest in 25% of the option shares after 12 months of continuous service, and the balance will vest in equal monthly installments over the next 36 months of continuous service, as described in the applicable stock option agreement.

Steven Chan

October 20, 2014

Employee Confidentiality and Assignment Agreement: You will he required, as a condition of your employment with the Company, to sign the Company’s standard Employee Confidentiality and Assignment Agreement, a copy of which is attached.

Background Check: The Company may conduct a background or reference check (or both). If so, then you agree to cooperate fully in those procedures, and this offer is subject to the Company’s approving outcome of those checks, in the discretion of the Company.

Employment Relationship: Employment with the Company is for no specific period of time. Your employment with the Company will be “at will,” meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause. Any contrary representations that may have been made to you are superseded by this letter agreement. This is the full and complete agreement between you and the Company on this term. Although your job duties, title, reporting relationship, compensation and benefits, as well as the Company personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of the Company (other than you).

Taxes: All forms of compensation referred to in this letter agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law. You agree that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company or its Board of Directors related to tax liabilities arising from your compensation.

Interpretation, Amendment and Enforcement: This letter agreement, the Employee Confidentiality and Assignment Agreement and Exhibit A constitute the complete agreement between you and the Company, contain all of the terms of your employment with the Company and supersede any prior agreements, representations or understandings (whether written, oral or implied) between you and the Company. This letter agreement may not be amended or modified, except by an express written agreement signed by both you and a duly authorized officer of the Company. The terms of this letter agreement and the resolution of any disputes as to the meaning, effect, performance or validity of this letter agreement or arising out of, related to. or in any way connected with, this letter agreement, your employment with the Company or any other relationship between you and the Company will be governed by California law, excluding laws relating to conflicts or choice of law.

We look forward to working with you, and hope that you will accept our offer to join the Company. You may indicate your agreement with these terms and accept this after by signing and dating both the enclosed duplicate original of this letter agreement and the enclosed Proprietary Information and Inventions Agreement and return these documents to the Human Resources Department to confirm your acceptance no later than Friday, October 24, 2014, as this offer, if not accepted, wilt expire at the close of business on October 24, 2014. As required by law, your employment with the Company is contingent upon your providing legal proof of your identity and authorization to work in the United States. We would like your official start date to be on or before November 17, 2014.

Steven Chan

October 20, 2014

If you have any questions, please do not hesitate to contact me at (650) 741 0941.

Very truly yours,

/s/ Jake Bauer
By: Jake Bauer
Title: VP, Business Development and Business Operations

Acknowledgment and acceptance of the terms stated above:

/s/ Steven Chan	Nov. 17, 2014
Steven Chan	Agreed upon start date

Attachment

Employee Confidentiality and Assignment Agreement

Exhibit A – Prior Inventions

Exhibit B – California Labor Code

Exhibit 10.7

400 East Jamie Court. Suite 102

South San Francisco, CA 94080

PHONE (650) 741·0900

FAX (650) 741·0901

MYOKARDIA.COM

February 27, 2014

Joseph L. Lambing

Dear Joe,

We are pleased to offer you the position of Senior Vice President, Non-Clinical and Pharmaceutical Development with MyoKardia, Inc. Your compensation will be $12,500.00 semi-monthly, which is equal to $300,000.00 annualized, payable in accordance with the Company’s standard payroll schedule. This position will report to Tassos Gianakakos, Chief Executive Officer. This is a full-time position. While you render services to the Company, you will not engage in any other employment, consulting or other business activity (whether full-time or part-time) that would create a conflict of interest with the Company. By signing this letter, you confirm to the Company that you have no contractual commitments or other legal obligations that would prohibit you from performing your duties for the Company.

1. Cash Compensation: This salary will be subject to adjustment pursuant to the Company’s employee compensation policies in effect from time to time. In addition, the company has recently implemented a performance-based variable cash bonus program. Subject to an acceptable level of corporate performance, the Board of Directors may approve payment of performance bonuses after the first of the year. If bonuses are paid, we will use 25% of your salary as the basis for calculating your bonus. Your actual bonus will depend on your own and the company’s performance for the year just completed. Bonuses will be pro-rated for partial years of service.

2. Employee Benefits: As a regular employee of the Company, you will be eligible to participate in a number of Company-sponsored benefits. In addition, you will be entitled to 20 days of paid time off in accordance with the Company’s policy. A full list of company benefits can be found online at https://pcms.plansource.com.

3. Stock Options: Subject to the approval of the Company’s Board of Directors or its Compensation Committee, you will be granted an option to purchase 320,000 shares of the Company’s Common Stock. The Board of Directors or the Compensation Committee will determine the exercise price per share when the option is granted. The option will be subject to the terms and conditions applicable to options granted under the Company’s Stock Plan (the “Plan”), as described in the Plan and the applicable stock option agreement. You will vest in 25% of the option shares after 12 months of continuous service, and the balance will vest in equal quarterly installments over the next 36 months of continuous service, as described in the applicable stock option agreement.

Joseph L. Lambing

February 27, 2014

4. Employee Confidentiality and Assignment Agreement: You will be required, as a condition of your employment with the Company, to sign the Company’s standard Employee Confidentiality and Assignment Agreement, a copy of which is attached hereto as Exhibit A.

5. Background Check: The Company may conduct a background or reference check (or both). If so, then you agree to cooperate fully in those procedures, and this offer is subject to the Company’s approving the outcome of those checks, in the discretion of the Company.

6. Employment Relationship: Employment with the Company is for no specific period of time. Your employment with the Company will be “at will,” meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause. Any contrary representations that may have been made to you are superseded by this letter agreement. This is the full and complete agreement between you and the Company on this term. Although your job duties, title, reporting relationship, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will’’ nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of the Company (other than you).

7. Taxes: All forms of compensation referred to in this letter agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law. You agree that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company or its Board of Directors related to tax liabilities arising from your compensation.

8. Interpretation, Amendment and Enforcement: This letter agreement and Exhibit A constitute the complete agreement between you and the Company, contain all of the terms of your employment with the Company and supersede any prior agreements, representations or understandings (whether written, oral or implied) between you and the Company. This letter agreement may not be amended or modified, except by an express written agreement signed by both you and a duly authorized officer of the Company. The terms of this letter agreement and the resolution of any disputes as to the meaning, effect, performance or validity of this letter agreement or arising out of, related to, or in any way connected with, this letter agreement, your employment with the Company or any other relationship between you and the Company will be governed by California law, excluding laws relating to conflicts or choice of law.

We look forward to working with you, and hope that you will accept our offer to join the Company. You may indicate your agreement with these terms and accept this offer by signing and dating both the enclosed duplicate original of this letter agreement and the enclosed Proprietary Information and Inventions Agreement and returning them to me. This offer, if not accepted, will expire at the close of business on March 6, 2014. As required by law, your employment with the Company is contingent upon your providing legal proof of your identity and authorization to work in the United States. Your employment is also contingent upon starting work with the Company on or before March 10,2014.

If you have any questions, please do not hesitate to contact me at (650) 741 -7796.

Joseph L. Lambing

February 27, 2014

Very truly yours,

/s/ Tassos Gianakakos
By: Tassos Gianakakos
Title: Chief Executive Officer

ACKNOWLEDGMENT AND ACCEPTANCE OF THE TERMS STATE ABOVE:

/s/ Joseph L. Lambing

Attachment

Exhibit A: Employee Confidentiality and Assignment Agreement

Exhibit 10.8

MYOKARDIA, INC.

400 EAST JAMIE COURT, SUITE 102

SOUTH SAN FRANCISCO, CA 94080

March 4, 2013

Jonathan C Fox, MD, PhD

Dear Jonathan,

We are pleased to offer you employment with MyoKardia (“the Company”) on the following terms.

Position. Your initial title will be Chief Medical Officer reporting to the Company’s Chief Executive Officer. This is a full-time position. While you render services to the Company, you will not engage in any other employment, consulting or other business activity (whether full-time or part-time) that would create a conflict of interest with the Company. By signing this letter agreement, you confirm to the Company that you have no contractual commitments or other legal obligations that would prohibit you from performing your duties for the Company.

1. Cash Compensation. The Company will pay you a starting salary at the rate of $350,000 per year, payable in accordance with the Company’s standard payroll schedule. This salary will be subject to adjustment pursuant to the Company’s employee compensation policies in effect from time to time. You will also receive a onetime sign-on bonus of $80,000 to be paid out in your first month of employment which will be subject to customary deductions and withholdings as required by law. Should you voluntarily leave the Company other than for death or disability within one year of receiving payment, you will be obligated to return 50% of the gross amount to the Company within 30 days of your separation date.

2. Employee Benefits. As a regular employee of the Company, you will be eligible to participate in a number of Company-sponsored benefits. In addition, you will be entitled to 20 days of paid time off in accordance with the Company’s policy. A full list of company benefits can be found online at https://pcms.plansource.com.

3. Stock Options. Subject to the approval of the Company’s Board of Directors or its Compensation Committee, you will be granted an option to purchase 868,000 shares of the Company’s Common Stock. The exercise price per share will be determined by the Board of Directors or the Compensation Committee when the option is granted. The option will be subject to the terms and conditions applicable to options granted under the Company’s Stock Plan (the “Plan”), as described in the Plan and the applicable stock option agreement. You will vest in 25% of the option shares after 12 months of continuous service, and the balance will vest in equal quarterly installments over the next 36 months of continuous service, as described in the applicable stock option agreement.

4. Employee Confidentiality and Assignment Agreement. Like all Company employees, you will be required, as a condition of your employment with the Company, to sign the Company’s standard Employee Confidentiality and Assignment Agreement, a copy of which is attached hereto as Exhibit A.

5. Background Check. The Company may conduct a background or reference check (or both). If so, then you agree to cooperate fully in those procedures, and this offer is subject to the Company’s approving the outcome of those checks, in the discretion of the Company.

6. Employment Relationship. Employment with the Company is for no specific period of time. Your employment with the Company will be “at will,” meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause. Any contrary representations that may have been made to you are superseded by this letter agreement. This is the full and complete agreement between you and the Company on this term. Although your job duties, title, reporting relationship, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of the Company (other than you).

7. Taxes. All forms of compensation referred to in this letter agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law. You agree that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company or its Board of Directors related to tax liabilities arising from your compensation.

8. Interpretation, Amendment and Enforcement. This letter agreement and Exhibit A constitute the complete agreement between you and the Company, contain all of the terms of your employment with the Company and supersede any prior agreements, representations or understandings (whether written, oral or implied) between you and the Company. This letter agreement may not be amended or modified, except by an express written agreement signed by both you and a duly authorized officer of the Company. The terms of this letter agreement and the resolution of any disputes as to the meaning, effect, performance or validity of this letter agreement or arising out of, related to, or in any way connected with, this letter agreement, your employment with the Company or any other relationship between you and the Company will be governed by California law, excluding laws relating to conflicts or choice of law.

* * * * *

We hope that you will accept our offer to join the Company. You may indicate your agreement with these terms and accept this offer by signing and dating both the enclosed duplicate original of this letter agreement and the enclosed Proprietary Information and Inventions Agreement and returning them to me. As required by law, your employment with the Company is contingent upon your providing legal proof of your identity and authorization to work in the United States. If you have any questions, please call Charles Homcy.

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Very truly yours,

MYOKARDIA, INC.

/s/ Charles Homcy
By: Charles Homcy
Title: Chief Executive Officer

I have read and accept this employment offer:

/s/ Jonathan C. Fox

Attachment

Exhibit A: Employee Confidentiality and Assignment Agreement

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Exhibit 10.9

LEASE

BRITANNIA MODULAR LABS I

HCP LS REDWOOD CITY, LLC,

a Delaware limited liability company

as Landlord,

and

MYOKARDIA, INC.,

a Delaware corporation,

as Tenant.

EXHIBITS

A	OUTLINE OF PREMISES B TENANT WORK LETTER
C	FORM OF NOTICE OF LEASE TERM DATES D RULES AND REGULATIONS
E	FORM OF TENANT’S ESTOPPEL CERTIFICATE
F	FORM OF LETTER OF CREDIT
G	ENVIRONMENTAL QUESTIONNAIRE

INDEX

Page(s)

Abatement Event	32
Accountant	12
Advocate Arbitrators	6
Alterations	20
Applicable Laws	36
Base Rent	7
Brokers	41
Building	4
Common Areas	4
Comparable Buildings	6
Contemplated Effective Date	26
Contemplated Transfer Space	26
Direct Expenses	7
Eligibility Period	32
Estimate	12
Estimate Statement	12
Estimated Direct Expenses	12
Expense Year	7
Force Majeure	39
Intention to Transfer Notice	26
Landlord	1
Landlord Parties	21
Landlord Repair Notice	23
Lease	1
Lease Commencement Date	5
Lease Expiration Date	5
Lease Term	5
Lease Year	5
Lines	42
Mail	40
Net Worth	27
Neutral Arbitrator	6
Notices	40
Operating Expenses	7
Option Conditions	5
Option Rent	5
Option Term	5
Outside Agreement Date	6
Premises	4
Project	4
Statement	11
Subject Space	25

Page(s)

Summary	1
Tax Expenses	10
Tenant	1
Tenant’s Share	11
Tenant’s Subleasing Costs	26
Transfer Notice	25
Transferee	25

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BRITANNIA MODULAR LABS I

LEASE

This Lease (the “Lease”), dated as of the date set forth in Section 1 of the Summary of Basic Lease Information (the “Summary”), below, is made by and between BAYSIDE AREA DEVELOPMENT, LLC, a Delaware limited liability company (“Landlord”), and MYOKARDIA, INC., a Delaware corporation (“Tenant”).

SUMMARY OF BASIC LEASE INFORMATION

TERMS OF LEASE		DESCRIPTION

1.	Date:	September 15, 2014

2.	Premises (Article1).
	2.1 Building:	333-353 Allerton Avenue South San Francisco, California Comprising 67,337 rentable square feet of space (“RSF”) in the aggregate.
	2.2 Premises:	Approximately 34,409 rentable square feet of space in the Building, with a street address of 333 Allerton Avenue, as further set forth in Exhibit A to the Lease.

3.	Lease Term (Article 2).
	3.1 Length of Term:	Five (5) years from the Rent Commencement Date.
	3.2 Lease Commencement Date:	The date upon which this Lease is fully executed and delivered by Landlord and Tenant.
	3.3 Rent Commencement Date:	The date the Premises are “Ready for Occupancy”, as defined in the Tenant Work Letter, which date is anticipated to be January 19, 2015, subject to abatement as set forth in Section 4 below.
	3.4 Lease Expiration Date:	The day prior to the fifth (5th) anniversary of the Rent Commencement Date.

4.	Base Rent (Article 3):

Month of Lease Term	Annual Base Rent	Monthly Installment of Base Rent	Approximate Monthly Base Rent per Rentable Square Foot
1 – 12*	$1,321,305.60*	$110,108.80	$3.20
13 – 24	$1,362,596.40	$113,549.70	$3.30
25 – 36	$1,465,823.40	$122,151.95	$3.55
37 – 48	$1,511,243.28	$125,936.94	$3.66
49 – 60	$1,556,663.16	$129,721.93	$3.77

*	Note: Tenant shall have no obligation to pay any Base Rent for the Premises attributable to the first three (3) months following the Rent Commencement Date (the “Base Rent Abatement Period”); provided, however, Tenant shall be required to pay Tenant’s Share of Direct Expenses attributable to such period, as well as for all utilities and other services.

5.	Tenant Improvement Allowance:	None, but Landlord shall construct the Tenant Improvements in the Premises in accordance with the terms of the Tenant Work Letter attached hereto as Exhibit B.

6.	NNN Lease.	In addition to the Base Rent, Tenant shall be responsible to pay Tenant’s Share of Direct Expenses in accordance with the terms of Article 4 of the Lease.

7.	Tenant’s Share (Article 4):	51.10% of the Building.

8.	Permitted Use (Article 5):	The Premises shall be used only for general office, research and development, manufacturing, engineering, laboratory, storage, warehouse and/or shipping and receiving uses, including, but not limited to, administrative offices and other lawful uses reasonably related to or incidental to such specified uses, all (i) consistent with first class life sciences projects in the South San Francisco, California area (“First Class Life Sciences Projects”), and (ii) in compliance with, and subject to, applicable laws and the terms of this Lease.

9.	Letter of Credit (Article 21):	$259,443.86

10.	Parking Pass Ratio (Article 28):	2.8 unreserved parking spaces for every 1,000 rentable square feet of the Premises, subject to the terms of Article 28 of the Lease.

11.	Address of Tenant (Section 29.18):	MyoKardia, Inc. 400 E. Jamie Court South San Francisco, CA 94080 Attention: Jake Bauer (Prior to the date Landlord delivers the Premises Ready for Occupancy)

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And MyoKardia, Inc. 333 Allerton Avenue South San Francisco, California 94080-4816 Attention: Jake Bauer (After the date Landlord delivers the Premises Ready for Occupancy)

12.	Address of Landlord (Section 29.18):	See Section 29.18 of the Lease.

13.	Broker (Section 29.24):	CBRE, Inc.

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1. PREMISES, BUILDING, PROJECT, AND COMMON AREAS

1.1 Premises, Building, Project and Common Areas.

1.1.1 The Premises. Landlord hereby leases to Tenant and Tenant hereby leases from Landlord the premises set forth in Section 2.2 of the Summary (the “Premises”). The outline of the Premises is set forth in Exhibit A attached hereto and the Premises has the number of rentable square feet as set forth in Section 2.2 of the Summary, which shall not be changed except in connection with a change in the physical size of the Premises. The parties hereto agree that the lease of the Premises is upon and subject to the terms, covenants and conditions herein set forth, and Tenant covenants as a material part of the consideration for this Lease to keep and perform each and all of such terms, covenants and conditions by it to be kept and performed and that this Lease is made upon the condition of such performance. The parties hereto hereby acknowledge that the purpose of Exhibit A is to show the approximate location of the Premises in the “Building,” as that term is defined in Section 1.1.2, below, only, and such Exhibit is not meant to constitute an agreement, representation or warranty as to the construction of the Premises, the precise area thereof or the specific location of the “Common Areas,” as that term is defined in Section 1.1.3, below, or the elements thereof or of the accessways to the Premises or the “Project,” as that term is defined in Section 1.1.2, below. Tenant shall accept the Premises in its presently existing “as-is” condition and Landlord shall not be obligated to provide or pay for any improvement work or services related to the improvement of the Premises except as otherwise expressly set forth in this Lease or in the Tenant Work Letter attached hereto as Exhibit B, and except that Landlord shall deliver the Premises in broom-clean condition and shall cause the mechanical, plumbing, electrical, fire sprinkler and life safety, lighting, air conditioning and heating systems and all other building systems serving the Premises, including the roof membrane (collectively, the “Building Systems”) to be in good operating condition and repair as of the Rent Commencement Date. Notwithstanding anything in this Lease to the contrary, Landlord shall, at Landlord’s sole cost and expense (which shall not be deemed an “Operating Expense,” as that term is defined in Section 4.2.4), repair or replace any failed or inoperable portion of the Building Systems during the first twelve (12) months of the initial Lease Term (“Warranty Period”), provided that the need to repair or replace was not caused by the misuse, misconduct, damage, destruction, omissions, and/or negligence of Tenant, its subtenants and/or assignees, if any, or any company which is acquired, sold or merged with Tenant (collectively, “Tenant Damage”), or by any modifications, Alterations or improvements constructed by or on behalf of Tenant (which phrase shall not be read to include the Tenant Improvements to be constructed by Landlord pursuant to Exhibit B). To the extent repairs which Landlord is required to make pursuant to this Section 1.1.1 are necessitated in part by Tenant Damage, then Tenant shall reimburse Landlord for an equitable proportion of the cost of such repair.

1.1.2 The Building and The Project. The Premises are a part of the building set forth in Section 2.1 of the Summary (the “Building”). The term “Project,” as used in this Lease, shall mean (i) the Building and the Common Areas, (ii) the land (which is improved with landscaping, parking facilities and other improvements) upon which the Building and the Common Areas are located, (iii) the other buildings located in the project known as “Britannia Modular Labs I”, and the land upon which such adjacent buildings are located, and (iv) at Landlord’s reasonable discretion, any additional real property, areas, land, buildings or other improvements added thereto outside of the Project.

1.1.3 Common Areas. Tenant shall have the non-exclusive right to use in common with other tenants in the Project, and subject to the rules and regulations referred to in Article 5 of this Lease, those portions of the Project which are provided, from time to time, for use in common by Landlord, Tenant and any other tenants of the Project (such areas, together with such other portions of the Project designated by Landlord, in its discretion, including certain areas designated for the exclusive use of certain tenants, or to be shared by Landlord and certain tenants, are collectively referred to herein as the “Common Areas”). The manner in which the Common Areas are maintained and operated shall be at the sole discretion of Landlord and the use thereof shall be subject to such rules, regulations and restrictions as Landlord may make from time to time; provided that such manner, rules and regulations are consistent with those in use in comparable First Class Life Science Projects. Landlord reserves the right to close temporarily, make alterations or additions to, or change the location of elements of the Project and the Common Areas, provided that, in connection therewith, Landlord shall perform such closures, alterations, additions or changes in a commercially reasonable manner and, in connection therewith, shall use commercially reasonable efforts to minimize any material interference with Tenant’s use of and access to the Premises, and shall not reduce the number of parking spaces available to Tenant, and shall use its best efforts to give Tenant notice of any planned power shutdown at least five (5) Business Days in advance.

1.2 Stipulation of Rentable Square Feet of Premises; Rentable Square Feet of Building. For purposes of this Lease, “rentable square feet” of the Premises shall be deemed as set forth in Section 2.2 of the Summary, and the rentable square feet of the Building shall be deemed as set forth in Section 2.1 of the Summary.

2. LEASE TERM; OPTION TERM

2.1 Lease Term. The terms and provisions of this Lease shall be effective as of the date of this Lease. The term of this Lease (the “Lease Term”) shall be as set forth in Section 3.1 of the Summary, shall commence on the Rent Commencement Date set forth in Section 3.3 of the Summary (the “Rent Commencement Date”), and shall terminate on the date set forth in Section 3.3 of the Summary (the “Lease Expiration Date”) unless this Lease is sooner terminated or extended as hereinafter provided. The terms and provisions of this Lease shall be effective as of the Lease Commencement Date. For purposes of this Lease, the term “Lease Year” shall mean each consecutive twelve (12) month period during the Lease Term, provided that the first Lease Year shall commence on the Rent Commencement Date, and end as of the end of the twelfth (12th) month following the Rent Commencement Date. At any time during the Lease Term, Landlord may deliver to Tenant a notice in the form as set forth in Exhibit C, attached hereto, as a confirmation only of the information set forth therein, which Tenant shall execute and return to Landlord within ten (10) Business Days of receipt thereof.

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2.2	Option Term.

2.2.1 Option Right. Landlord hereby grants to the Tenant one (1) option to extend the Lease Term for a period of three (3) years (the “Option Term”), which option shall be irrevocably exercised only by written notice delivered by Tenant to Landlord not more than twelve (12) months nor less than nine (9) months prior to the expiration of the initial Lease Term, provided that the following conditions (the “Option Conditions”) are satisfied: (i) as of the date of delivery of such notice, Tenant is not in default under this Lease, after the expiration of any applicable notice and cure period; (ii) as of the end of the Lease Term, Tenant is not in default under this Lease, after the expiration of any applicable notice and cure period; (iii) Tenant has not previously been in default under this Lease, after the expiration of any applicable notice and cure period, more than twice; and (iv) the Lease then remains in full force and effect and Tenant occupies at least fifty percent (50%) of the Premises at the time the option to extend is exercised and as of the commencement of the Option Term. Landlord may, at Landlord’s option, exercised in Landlord’s sole and absolute discretion, waive any of the Option Conditions in which case the option, if otherwise properly exercised by Tenant, shall remain in full force and effect. Upon the proper exercise of such option to extend, and provided that Tenant satisfies all of the Option Conditions (except those, if any, which are waived by Landlord), the Lease Term, as it applies to the Premises, shall be extended for a period of three (3) years. The rights contained in this Section 2.2 shall not be exercised by any sublessee or other “Transferee,” as that term is defined in Section 14.1 of this Lease, who has assumed less than 100% of Tenant’s interest in this Lease.

2.2.2 Option Rent. The Base Rent payable by Tenant during the first (1st) year of the Option Term (the “Option Rent”) shall be equal to the “Fair Rental Value,” as that term is defined below, for the Premises as of the commencement date of the Option Term. The “Fair Rental Value,” as used in this Lease, shall be equal to the annual rent per rentable square foot (including additional rent and considering any “base year” or “expense stop” applicable thereto), including all escalations, at which tenants (pursuant to leases consummated within the twelve (12) month period preceding the first day of the Option Term), are leasing non-sublease, non-encumbered, non- equity space which is not significantly greater or smaller in size than the subject space, for a comparable lease term, in an arm’s length transaction, which comparable space is located in the “Comparable Buildings,” as that term is defined in this Section 2.2.2, below (transactions satisfying the foregoing criteria shall be known as “Comparable Transactions”), taking into consideration the following concessions (the “Concessions”): (a) rental abatement concessions, if any, being granted such tenants in connection with such comparable space; (b) tenant improvements or allowances provided or to be provided for such comparable space, and taking into account the value, if any, of the existing improvements in the subject space (other than improvements installed by Tenant at Tenant’s sole cost and expense), such value to be based upon the age, condition, design, quality of finishes and layout of the improvements and the extent to which the same can be utilized for the Permitted Use by user other than Tenant; and (c) other reasonable monetary concessions being granted such tenants in connection with such comparable space. The Concessions (A) shall be

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reflected in the effective rental rate (which effective rental rate shall take into consideration the total dollar value of such Concessions as amortized on a straight-line basis over the applicable term of the Comparable Transaction (in which case such Concessions evidenced in the effective rental rate shall not be granted to Tenant)) payable by Tenant, or (B) at Landlord’s election, all such Concessions shall be granted to Tenant in kind. The term “Comparable Buildings” shall mean the Building and those other buildings which are comparable to the Building in terms of age (based upon the date of completion of construction or major renovation of the building), quality of construction, level of services and amenities, size and appearance, and located in First Class Life Sciences Project in South San Francisco, California and the surrounding commercial area.

2.2.3 Determination of Option Rent. In the event Tenant timely and appropriately exercises an option to extend the Lease Term, Landlord shall notify Tenant of Landlord’s determination of the Option Rent on or before the Lease Expiration Date. If Tenant, on or before the date which is ten (10) Business Days following the date upon which Tenant receives Landlord’s determination of the Option Rent, in good faith objects to Landlord’s determination of the Option Rent, then Landlord and Tenant shall attempt to agree upon the Option Rent using their best good-faith efforts. If Landlord and Tenant fail to reach agreement within ten (10) Business Days following Tenant’s objection to the Option Rent (the “Outside Agreement Date”), then each party shall make a separate determination of the Option Rent, as the case may be, within five (5) Business Days, and such determinations shall be submitted to arbitration in accordance with Sections 2.2.3.1 through 2.2.3.7, below. If Tenant fails to object to Landlord’s determination of the Option Rent within the time period set forth herein, then Tenant shall be deemed to have objected to Landlord’s determination of Option Rent.

2.2.3.1. Landlord and Tenant shall each appoint one arbitrator who shall be, at the option of the appointing party, a real estate broker, appraiser or attorney who shall have been active over the five (5) year period ending on the date of such appointment in the leasing or appraisal, as the case may be, of Comparable Buildings. The determination of the arbitrators shall be limited solely to the issue of whether Landlord’s or Tenant’s submitted Option Rent is the closest to the actual Option Rent, taking into account the requirements of Section 2.2.2 of this Lease, as determined by the arbitrators. Each such arbitrator shall be appointed within fifteen (15) Business Days after the Outside Agreement Date. Landlord and Tenant may consult with their selected arbitrators prior to appointment and may select an arbitrator who is favorable to their respective positions. The arbitrators so selected by Landlord and Tenant shall be deemed “Advocate Arbitrators.”

2.2.3.2. The two (2) Advocate Arbitrators so appointed shall be specifically required pursuant to an engagement letter within ten (10) Business Days of the date of the appointment of the last appointed Advocate Arbitrator to agree upon and appoint a third arbitrator (“Neutral Arbitrator”) who shall be qualified under the same criteria set forth hereinabove for qualification of the two Advocate Arbitrators, except that neither the Landlord or Tenant or either parties’ Advocate Arbitrator may, directly or indirectly, consult with the Neutral Arbitrator prior or subsequent to his or her appearance. The Neutral Arbitrator shall be retained via an engagement letter jointly prepared by Landlord’s counsel and Tenant’s counsel.

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2.2.3.3. The three arbitrators shall, within thirty (30) days of the appointment of the Neutral Arbitrator, reach a decision as to whether the parties shall use Landlord’s or Tenant’s submitted Option Rent, and shall notify Landlord and Tenant thereof.

2.2.3.4. The decision of the majority of the three arbitrators shall be binding upon Landlord and Tenant.

2.2.3.5. If either Landlord or Tenant fails to appoint an Advocate Arbitrator within fifteen (15) days after the Outside Agreement Date, then either party may petition the presiding judge of the Superior Court of San Mateo County to appoint such Advocate Arbitrator subject to the criteria in Section 2.2.3.1 of this Lease, or if he or she refuses to act, either party may petition any judge having jurisdiction over the parties to appoint such Advocate Arbitrator.

2.2.3.6. If the two (2) Advocate Arbitrators fail to agree upon and appoint the Neutral Arbitrator, then either party may petition the presiding judge of the Superior Court of San Mateo County to appoint the Neutral Arbitrator, subject to criteria in Section 2.2.3.1 of this Lease, or if he or she refuses to act, either party may petition any judge having jurisdiction over the parties to appoint such arbitrator.

2.2.3.7. The cost of the arbitration shall be paid by Landlord and Tenant equally.

2.2.3.8. In the event that the Option Rent shall not have been determined pursuant to the terms hereof prior to the commencement of the Option Term, Tenant shall be required to pay the Option Rent at 103% of rate in effect on the last day of the initial Lease Term, and upon the final determination of the Option Rent, the payments made by Tenant shall be reconciled with the actual amounts of Option Rent due, and the appropriate party shall make any corresponding payment to the other party.

3. BASE RENT

Tenant shall pay, without prior notice or demand, to Landlord or Landlord’s agent at the management office of the Project, or, at Landlord’s option, at such other place as Landlord may from time to time designate in writing, by a check (or wire transfer) for currency which, at the time of payment, is legal tender for private or public debts in the United States of America, base rent (“Base Rent”) as set forth in Section 4 of the Summary, payable in equal monthly installments as set forth in Section 4 of the Summary in advance on or before the first day of each and every calendar month during the Lease Term, without any setoff or deduction whatsoever (except for any abatement as permitted under the express terms of this Lease). The Base Rent for the first month of the Lease Term, after the Base Rent Abatement Period, shall be paid by Tenant to Landlord concurrently with Tenant’s execution of this Lease. If any Rent payment date (including the Rent Commencement Date) falls on a day of the month other than the first day of such month or if any payment of Rent is for a period which is shorter than one month, the Rent for any fractional month shall accrue on a daily basis for the period from the

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date such payment is due to the end of such calendar month or to the end of the Lease Term at a rate per day which is equal to 1/365 of the applicable annual Rent. All other payments or adjustments required to be made under the terms of this Lease that require proration on a time basis shall be prorated on the same basis.

4. ADDITIONAL RENT

4.1 General Terms. In addition to paying the Base Rent specified in Article 3 of this Lease, beginning on the Rent Commencement Date, Tenant shall pay “Tenant’s Share” of the annual “Direct Expenses,” as those terms are defined in Sections 4.2.6 and 4.2.2 of this Lease, respectively. Such payments by Tenant, together with any and all other amounts payable by Tenant to Landlord pursuant to the terms of this Lease, are hereinafter collectively referred to as the “Additional Rent”, and the Base Rent and the Additional Rent are herein collectively referred to as “Rent.” All amounts due under this Article 4 as Additional Rent shall be payable for the same periods and in the same manner as the Base Rent. Without limitation on other obligations of Tenant which survive the expiration of the Lease Term, the obligations of Tenant to pay the Additional Rent provided for in this Article 4 shall survive the expiration of the Lease Term.

4.2 Definitions of Key Terms Relating to Additional Rent. As used in this Article 4, the following terms shall have the meanings hereinafter set forth:

4.2.1 Intentionally Omitted.

4.2.2 “Direct Expenses” shall mean “Operating Expenses” and “Tax Expenses.”

4.2.3 “Expense Year” shall mean each calendar year in which any portion of the Lease Term falls, through and including the calendar year in which the Lease Term expires, provided that Landlord, upon notice to Tenant, may change the Expense Year from time to time to any other twelve (12) consecutive month period, and, in the event of any such change, Tenant’s Share of Direct Expenses shall be equitably adjusted for any Expense Year involved in any such change.

4.2.4 “Operating Expenses” shall mean all expenses, costs and amounts of every kind and nature which Landlord pays or accrues during any Expense Year because of or in connection with the ownership, management, maintenance, security, repair, replacement, restoration or operation of the Project, or any portion thereof. Without limiting the generality of the foregoing, Operating Expenses shall specifically include any and all of the following: (i) the cost of supplying all utilities, the cost of operating, repairing, maintaining, and renovating the utility, telephone, mechanical, sanitary, storm drainage, and elevator systems, and the cost of maintenance and service contracts in connection therewith; (ii) the cost of licenses, certificates, permits and inspections and the cost of contesting any governmental enactments which may affect Operating Expenses, and the costs incurred in connection with a governmentally mandated transportation system management program or similar program; (iii) the cost of premiums for all insurance carried by Landlord in connection

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with the Project as reasonably determined by Landlord; (iv) the cost of landscaping, relamping, and all supplies, tools, equipment and materials used in the operation, repair and maintenance of the Project, or any portion thereof; (v) the cost of parking area operation, repair, restoration, and maintenance; (vi) fees and other costs, including management and/or incentive fees, consulting fees, legal fees and accounting fees, of all contractors and consultants in connection with the management, operation, maintenance and repair of the Project; (vii) payments under any equipment rental agreements and the fair rental value of any management office space; (viii) subject to item (f), below, wages, salaries and other compensation and benefits, including taxes levied thereon, of all persons engaged in the operation, maintenance and security of the Project; (ix) costs under any instrument pertaining to the sharing of costs by the Project; (x) operation, repair, maintenance and replacement of all systems and equipment and components thereof of the Project (provided that any capital expenditure shall be amortized as provided in item (xiii), below); (xi) the cost of janitorial, alarm, security and other services, replacement of wall and floor coverings, ceiling tiles and fixtures in Common Areas, maintenance and replacement of curbs and walkways, repair to roofs and re-roofing (provided that any capital expenditure shall be amortized as provided in item (xiii), below); (xii) amortization (including reasonable interest on the unamortized cost) over such period of time as Landlord shall reasonably determine, of the cost of acquiring or the rental expense of personal property used in the maintenance, operation and repair of the Project, or any portion thereof; (xiii) the cost of capital improvements or other costs incurred in connection with the Project (A) which actually reduce expenses in the operation or maintenance of the Project, or any portion thereof, or reduce current or future Operating Expenses or to enhance the safety or security of the Project or its occupants, (B) that are required to comply with present or anticipated mandatory conservation programs, (C) which are replacements or modifications of nonstructural items, including any systems or equipment serving the Premises, or (D) that are required under any governmental law or regulation that was not in force or effect as of the Commencement Date; provided, however, that any capital expenditure shall be amortized (including reasonable interest on the amortized cost as reasonably determined by Landlord) over the reasonable useful life of such item; and (xiv) costs, fees, charges or assessments imposed by, or resulting from any mandate imposed on Landlord by, any federal, state or local government for fire and police protection, trash removal, community services, or other services which do not constitute “Tax Expenses” as that term is defined in Section 4.2.5, below, and (xv) payments under any easement, license, operating agreement, declaration, restrictive covenant, or instrument pertaining to the sharing of costs by the Building, including, without limitation, any covenants, conditions and restrictions affecting the property, and reciprocal easement agreements affecting the property, any parking licenses, and any agreements with transit agencies affecting the Property (collectively, “Underlying Documents”). Costs incurred as a result of insurance deductible amounts shall be included in Operating Expenses only in the manner provided in this Section 4.2.4, and only to the extent otherwise allowed to be included in Operating Expenses by this Section 4.2.4. Notwithstanding the foregoing, for purposes of this Lease, Operating Expenses shall not, however, include:

(a) costs, including legal fees, space planners’ fees, advertising and promotional expenses, and brokerage fees incurred in connection with the original

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construction or development, or original or future leasing of the Project, and costs, including permit, license and inspection costs, incurred with respect to the installation of tenant improvements made for new tenants initially occupying space in the Project after the Lease Commencement Date or incurred in renovating or otherwise improving, decorating, painting or redecorating vacant space for tenants or other occupants of the Project (excluding, however, such costs relating to any Common Areas of the Project or parking facilities);

(b) except as set forth in items (xii), (xiii), and (xiv) above, and except for the amortization of any “Major Required Repair or Replacement” as defined in Section 7.1, below, depreciation, interest and principal payments on mortgages and other debt costs, if any, penalties and interest, costs of capital repairs, replacements and alterations, and costs of capital improvements and equipment;

(c) costs for which the Landlord is reimbursed by any tenant or occupant of the Project or by insurance by its carrier or any tenant’s carrier or by anyone else, and electric power costs for which any tenant directly contracts with the local public service company;

(d) any bad debt loss, rent loss, or reserves for bad debts or rent loss;

(e) costs associated with the operation of the business of the partnership or entity which constitutes the Landlord, as the same are distinguished from the costs of operation of the Project (which shall specifically include, but not be limited to, accounting costs associated with the operation of the Project). Costs associated with the operation of the business of the partnership or entity which constitutes the Landlord include costs of partnership accounting and legal matters, costs of defending any lawsuits with any mortgagee (except as the actions of the Tenant may be in issue), costs of selling, syndicating, financing, mortgaging or hypothecating any of the Landlord’s interest in the Project, and costs incurred in connection with any disputes between Landlord and its employees, between Landlord and Project management, or between Landlord and other tenants or occupants;

(f) the wages and benefits of any employee who does not devote substantially all of his or her employed time to the Project unless such wages and benefits are prorated to reflect time spent on operating and managing the Project and time spent on matters unrelated to operating and managing the Project; provided, that in no event shall Operating Expenses for purposes of this Lease include wages and/or benefits attributable to personnel above the level of Project manager;

(g) amount paid as ground rental for the Project by the Landlord;

(h) except for a Project management fee to the extent allowed pursuant to item (v) below, overhead and profit increment paid to the Landlord or to subsidiaries or affiliates of the Landlord for services in the Project to the extent the same exceeds the costs of such services rendered by qualified, first-class unaffiliated third parties on a competitive basis;

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(i) any compensation paid to clerks, attendants or other persons in commercial concessions operated by the Landlord, provided that any compensation paid to any concierge at the Project shall be includable as an Operating Expense;

(j) rentals and other related expenses incurred in leasing air conditioning systems, elevators or other equipment which if purchased the cost of which would be excluded from Operating Expenses as a capital cost, except equipment not affixed to the Project which is used in providing janitorial or similar services and, further excepting from this exclusion such equipment rented or leased to remedy or ameliorate an emergency condition in the Project ;

(k) all items and services for which Tenant or any other tenant in the Project reimburses Landlord or which Landlord provides selectively to one or more tenants (other than Tenant) without reimbursement;

(l) any costs expressly excluded from Operating Expenses elsewhere in this Lease;

(m) rent for any office space occupied by Project management personnel to the extent the size or rental rate of such office space exceeds the size or fair market rental value of office space occupied by management personnel of the Comparable Buildings, with adjustment where appropriate for the size of the applicable project;

(n) costs incurred to comply with laws relating to the removal of hazardous material (as defined under applicable law) which was in existence in the Building or on the Project prior to the Lease Commencement Date, and was of such a nature that a federal, State or municipal governmental authority, if it had then had knowledge of the presence of such hazardous material, in the state, and under the conditions that it then existed in the Building or on the Project, would have then required the removal of such hazardous material or other remedial or containment action with respect thereto; and costs incurred to remove, remedy, contain, or treat hazardous material, which hazardous material is brought into the Building or onto the Project after the date hereof by Landlord or any other tenant of the Project and is of such a nature, at that time, that a federal, State or municipal governmental authority, if it had then had knowledge of the presence of such hazardous material, in the state, and under the conditions, that it then exists in the Building or on the Project, would have then required the removal of such hazardous material or other remedial or containment action with respect thereto

(o) the cost of special services, goods or materials provided to any other tenant of the Project, and not provided to Tenant;

(p) repairs, alterations, additions, improvements or replacements needed to rectify or correct any defects in the original design, construction, materials or workmanship of the Project or Common Areas;

(q) Landlord’s general overhead expenses not related to the Project;

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(r) legal fees, accountants’ fees (other than normal bookkeeping expenses) and other expenses incurred in connection with disputes of tenants or other occupants of the Project or associated with the enforcement of the terms of any leases with tenants or the defense of Landlord’s title to or interest in the Project or any part thereof;

(s) costs incurred due to a violation by Landlord or any other tenant of the Project of the terms and conditions of a lease;

(t) self-insurance retentions;

(u) any reserve funds; and

(v) any management fees in excess of the lesser of (i) those fees typically charged by owners of Comparable Buildings in South San Francisco, California, and (ii) three percent (3%) of gross revenues.

If the Project is not at least one hundred percent (100%) occupied during all or a portion of any Expense Year, Landlord shall make an appropriate adjustment to the components of Operating Expenses which vary in accordance with occupancy levels for such year to determine the amount of Operating Expenses that would have been incurred had the Project been one hundred percent (100%) occupied; and the amount so determined shall be deemed to have been the amount of Operating Expenses for such year.

4.2.5 Taxes.

4.2.5.1. “Tax Expenses” shall mean all federal, state, county, or local governmental or municipal taxes, fees, charges or other impositions of every kind and nature, whether general, special, ordinary or extraordinary (including, without limitation, real estate taxes, general and special assessments, transit taxes, leasehold taxes or taxes based upon the receipt of rent, including gross receipts or sales taxes applicable to the receipt of rent, unless required to be paid by Tenant, personal property taxes imposed upon the fixtures, machinery, equipment, apparatus, systems and equipment, appurtenances, furniture and other personal property used in connection with the Project, or any portion thereof), which shall be paid or accrued during any Expense Year (without regard to any different fiscal year used by such governmental or municipal authority) because of or in connection with the ownership, leasing and operation of the Project, or any portion thereof.

4.2.5.2. Tax Expenses shall include, without limitation: (i) Any tax on the rent, right to rent or other income from the Project, or any portion thereof, or as against the business of leasing the Project, or any portion thereof; (ii) Any assessment, tax, fee, levy or charge in addition to, or in substitution, partially or totally, of any assessment, tax, fee, levy or charge previously included within the definition of real property tax; (iii) Any assessment, tax, fee, levy, or charge allocable to or measured by the area of the Premises or the Rent payable hereunder, including, without limitation, any business or gross income tax or excise tax with respect to the receipt of such rent, or upon or with respect to the possession, leasing, operating, management, maintenance, alteration, repair, use or occupancy by Tenant of the Premises, or any portion thereof; and (iv) Any assessment, tax, fee, levy or charge, upon this transaction or any document to which Tenant is a party, creating or transferring an interest or an estate in the Premises or the improvements thereon.

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4.2.5.3. Any costs and expenses (including, without limitation, reasonable attorneys’ and consultants’ fees) incurred in attempting to protest, reduce or minimize Tax Expenses shall be included in Tax Expenses in the Expense Year such expenses are incurred. Tax refunds shall be credited against Tax Expenses and refunded to Tenant regardless of when received, based on the Expense Year to which the refund is applicable, provided that in no event shall the amount to be refunded to Tenant for any such Expense Year exceed the total amount paid by Tenant as Additional Rent under this Article 4 for such Expense Year. The foregoing sentence shall survive the expiration or earlier termination of this Lease. If Tax Expenses for any period during the Lease Term or any extension thereof are increased after payment thereof for any reason, including, without limitation, error or reassessment by applicable governmental or municipal authorities, Tenant shall pay Landlord upon demand Tenant’s Share of any such increased Tax Expenses. Notwithstanding anything to the contrary contained in this Section 4.2.5, there shall be excluded from Tax Expenses (i) all excess profits taxes, franchise taxes, gift taxes, capital stock taxes, inheritance and succession taxes, estate taxes, transfer tax or fee, federal and state income taxes, and other taxes to the extent applicable to Landlord’s general or net income (as opposed to rents, receipts or income attributable to operations at the Project), (ii) any items included as Operating Expenses, and (iii) any items paid by Tenant under Section 4.5 of this Lease.

4.2.6 “Tenant’s Share” shall mean the percentage set forth in Section 7 of the Summary.

4.3 Allocation of Direct Expenses. The parties acknowledge that the Building is a part of a multi- building project and that the costs and expenses incurred in connection with the Project (i.e., the Direct Expenses) should be shared between the tenants of the Building and the tenants of the other buildings in the Project. Accordingly, as set forth in Section 4.2 above, Direct Expenses (which consist of Operating Expenses and tax Expenses) are determined annually for the Project as a whole, and a portion of the Direct Expenses, which portion shall be determined by Landlord on an equitable basis, shall be allocated to the Building (as opposed to other buildings in the Project). Such portion of Direct Expenses allocated to the Building shall include all Direct Expenses attributable solely to the Building and an equitable portion of the Direct Expenses attributable to the Project as a whole.

4.4 Calculation and Payment of Additional Rent. In the event Tenant extends the Lease Term, pursuant to Section 2.2, above, or otherwise, then Tenant shall pay to Landlord, in the manner set forth in Section 4.4.1, below, and as Additional Rent, Tenant’s Share of Direct Expenses for each Expense Year.

4.4.1 Statement of Actual Direct Expenses and Payment by Tenant. Landlord shall endeavor to give to Tenant within five (5) months following the end of each Expense Year, a statement (the “Statement”) which shall state the Direct Expenses incurred or accrued for such preceding Expense Year, and which shall indicate the amount of Tenant’s Share of Direct Expenses. Upon receipt of the Statement for each Expense Year commencing or ending during the Lease Term,

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Tenant shall pay, with its next installment of Base Rent due, the full amount of Tenant’s Share of Direct Expenses for such Expense Year, less the amounts, if any, paid during such Expense Year as “Estimated Direct Expenses,” as that term is defined in Section 4.4.2, below, and if Tenant paid more as Estimated Direct Expenses than the actual Tenant’s Share of Direct Expenses, Tenant shall receive a credit in the amount of Tenant’s overpayment against Rent next due under this Lease. The failure of Landlord to timely furnish the Statement for any Expense Year shall not prejudice Landlord or Tenant from enforcing its rights under this Article 4. Even though the Lease Term has expired and Tenant has vacated the Premises, when the final determination is made of Tenant’s Share of Direct Expenses for the Expense Year in which this Lease terminates, Tenant shall pay to Landlord such amount within thirty (30) days, and if Tenant paid more as Estimated Direct Expenses than the actual Tenant’s Share of Direct Expenses, Landlord shall, within thirty (30) days, deliver a check payable to Tenant, or send a wire transfer into Tenant’s account, in the amount of the overpayment. The provisions of this Section 4.4.1 shall survive the expiration or earlier termination of the Lease Term. Notwithstanding the immediately preceding sentence, Tenant shall not be responsible for Tenant’s Share of any Direct Expenses attributable to any Expense Year which are first billed to Tenant more than nine (9) months after the earlier of the expiration of the applicable Expense Year or the Lease Expiration Date, other than expenses levied by any governmental authority or by any public utility companies, as to which such period shall be twenty-four (24) months (provided that Landlord must deliver Tenant a bill for any such amounts within twelve (12) months following Landlord’s receipt of the bill therefor).

4.4.2 Statement of Estimated Direct Expenses. In addition, Landlord shall endeavor to give Tenant a yearly expense estimate statement (the “Estimate Statement”) which shall set forth Landlord’s reasonable estimate (the “Estimate”) of what the total amount of Direct Expenses for the then-current Expense Year shall be and the estimated Tenant’s Share of Direct Expenses (the “Estimated Direct Expenses”). The failure of Landlord to timely furnish the Estimate Statement for any Expense Year shall not preclude Landlord from enforcing its rights to collect any Estimated Direct Expenses under this Article 4, nor shall Landlord be prohibited from revising any Estimate Statement or Estimated Direct Expenses theretofore delivered to the extent necessary. Thereafter, Tenant shall pay, with its next installment of Base Rent due, a fraction of the Estimated Direct Expenses for the then-current Expense Year (reduced by any amounts paid pursuant to the last sentence of this Section 4.4.2). Such fraction shall have as its numerator the number of months which have elapsed in such current Expense Year, including the month of such payment, and twelve (12) as its denominator. Until a new Estimate Statement is furnished (which Landlord shall have the right to deliver to Tenant at any time), Tenant shall pay monthly, with the monthly Base Rent installments, an amount equal to one-twelfth (1/12) of the total Estimated Direct Expenses set forth in the previous Estimate Statement delivered by Landlord to Tenant.

4.5 Taxes and Other Charges for Which Tenant Is Directly Responsible. Tenant shall be liable for and shall pay before delinquency, taxes levied against Tenant’s equipment, furniture, fixtures and any other personal property located in or about the Premises. If any such

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taxes on Tenant’s equipment, furniture, fixtures and any other personal property are levied against Landlord or Landlord’s property or if the assessed value of Landlord’s property is increased by the inclusion therein of a value placed upon such equipment, furniture, fixtures or any other personal property and if Landlord pays the taxes based upon such increased assessment, which Landlord shall have the right to do regardless of the validity thereof but only under proper protest if requested by Tenant, Tenant shall upon demand repay to Landlord the taxes so levied against Landlord or the proportion of such taxes resulting from such increase in the assessment, as the case may be.

4.6 Landlord’s Books and Records. Within one hundred twenty (120) days after receipt of a Statement by Tenant, if Tenant disputes the amount of Additional Rent set forth in the Statement, an independent certified public accountant (which accountant is a member of a nationally recognized accounting firm and is not working on a contingency fee basis), designated and paid for by Tenant and reasonably approved by Landlord, may, after reasonable notice to Landlord and at reasonable times, inspect Landlord’s records with respect to the Statement at Landlord’s offices in the San Francisco Bay Area, provided that Tenant is not then in default under this Lease and Tenant has paid all amounts required to be paid under the applicable Estimate Statement and Statement, as the case may be. In connection with such inspection, Tenant and Tenant’s agents must agree in advance to follow Landlord’s reasonable rules and procedures regarding inspections of Landlord’s records, and shall execute a commercially reasonable confidentiality agreement regarding such inspection. Tenant’s failure to dispute the amount of Additional Rent set forth in any Statement within one hundred twenty (120) days of Tenant’s receipt of such Statement shall be deemed to be Tenant’s approval of such Statement and Tenant, thereafter, waives the right or ability to dispute the amounts set forth in such Statement. If after such inspection, Tenant still disputes such Additional Rent, a determination as to the proper amount shall be made, at Tenant’s expense, by an independent certified public accountant (the “Accountant”) selected by Landlord and subject to Tenant’s reasonable approval; provided that if such determination by the Accountant proves that Direct Expenses were overstated by more than three percent (3%), then the cost of the Accountant and the cost of such determination shall be paid for by Landlord. Tenant hereby acknowledges that Tenant’s sole right to inspect Landlord’s books and records and to contest the amount of Direct Expenses payable by Tenant shall be as set forth in this Section 4.6, and Tenant hereby waives any and all other rights pursuant to applicable law to inspect such books and records and/or to contest the amount of Direct Expenses payable by Tenant.

5. USE OF PREMISES

5.1 Permitted Use. Tenant shall use the Premises solely for the Permitted Use set forth in Section 8 of the Summary and Tenant shall not use or permit the Premises or the Project to be used for any other purpose or purposes whatsoever without the prior written consent of Landlord, which may be withheld in Landlord’s sole discretion.

5.2 Prohibited Uses. Tenant further covenants and agrees that Tenant shall not use, or suffer or permit any person or persons to use, the Premises or any part thereof for any use or purpose contrary to the provisions of the Rules and Regulations set forth in Exhibit D, attached hereto, or in violation of the laws of the United States of America, the State of California, or the ordinances, regulations or requirements of the local municipal or county governing body or other

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lawful authorities having jurisdiction over the Project, including, without limitation, any such laws, ordinances, regulations or requirements relating to hazardous materials or substances, as those terms are defined by applicable laws now or hereafter in effect, or any Underlying Documents. Tenant shall not do or permit anything to be done in or about the Premises which will in any way damage the reputation of the Project or obstruct or interfere with the rights of other tenants or occupants of the Building, or injure or annoy them or use or allow the Premises to be used for any improper, unlawful or objectionable purpose, nor shall Tenant cause, maintain or permit any nuisance in, on or about the Premises. Tenant shall comply with, and Tenant’s rights and obligations under the Lease and Tenant’s use of the Premises shall be subject and subordinate to, all recorded easements, covenants, conditions, and restrictions now or hereafter affecting the Project.

5.3 Intentionally Deleted.

5.4 Hazardous Materials.

5.4.1 Tenant’s Obligations.

5.4.1.1. Prohibitions. As a material inducement to Landlord to enter into this Lease with Tenant, Tenant has fully and accurately completed Landlord’s Pre-Leasing Environmental Exposure Questionnaire (the “Environmental Questionnaire”), which is attached as Exhibit G. Tenant hereby represents, warrants and covenants that except for those chemicals or materials, and their respective quantities, specifically listed on the Environmental Questionnaire, and except for Hazardous Materials used in connection with Tenant’s operations in the Premises in compliance with applicable Environmental Laws, neither Tenant nor Tenant’s employees, contractors and subcontractors of any tier, entities with a contractual relationship with Tenant (other than Landlord), or any entity acting as an agent or sub-agent of Tenant (collectively, “Tenant’s Agents”) will produce, use, store or generate any “Hazardous Materials,” as that term is defined below, on, under or about the Premises, nor cause or permit any Hazardous Material to be brought upon, placed, stored, manufactured, generated, blended, handled, recycled, used or “Released,” as that term is defined below, on, in, under or about the Premises. If any information provided to Landlord by Tenant on the Environmental Questionnaire, or otherwise relating to information concerning Hazardous Materials is false, incomplete, or misleading in any material respect, the same shall be deemed a default by Tenant under this Lease. Upon Landlord’s request, or in the event of any material change in Tenant’s use of Hazardous Materials at the Premises, Tenant shall deliver to Landlord an updated Environmental Questionnaire at least once a year. Landlord’s prior written consent shall be required to any Hazardous Materials use for the Premises not described on the initial Environmental Questionnaire, such consent not to be unreasonably withheld. If Landlord fails to respond to a request for consent within five (5) Business Days, Tenant may send a “reminder notice”. If Landlord fails to respond to such request within three (3) Business Days after delivery of the “reminder notice”, then Landlord shall be deemed to have consented to such request. Tenant shall not install or permit any underground storage tank on the Premises. In addition, Tenant agrees that it: (i) shall not cause or suffer to occur, the Release of any Hazardous Materials at, upon, under or within the Premises or any contiguous or adjacent premises; and (ii) shall not engage in activities at the Premises that cause an unreasonable imposition of potential liability upon Tenant or Landlord or the creation of an environmental lien

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or use restriction upon the Premises. For purposes of this Lease, “Hazardous Materials” means all flammable explosives, petroleum and petroleum products, waste oil, radon, radioactive materials, toxic pollutants, asbestos, polychlorinated biphenyls (“PCBs”), medical waste, chemicals known to cause cancer or reproductive toxicity, pollutants, contaminants, hazardous wastes, toxic substances or related materials, including without limitation any chemical, element, compound, mixture, solution, substance, object, waste or any combination thereof, which is or may be hazardous to human health, safety or to the environment due to its radioactivity, ignitability, corrosiveness, reactivity, explosiveness, toxicity, carcinogenicity, infectiousness or other harmful or potentially harmful properties or effects, or defined as, regulated as or included in, the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” or “toxic substances” under any Environmental Laws. The term “Hazardous Materials” for purposes of this Lease shall also include any mold, fungus or spores, whether or not the same is defined, listed, or otherwise classified as a “hazardous material” under any Environmental Laws, if such mold, fungus or spores may pose a risk to human health or the environment or negatively impact the value of the Premises. For purposes of this Lease, “Release” or “Released” or “Releases” shall mean any release, deposit, discharge, emission, leaking, spilling, seeping, migrating, injecting, pumping, pouring, emptying, escaping, dumping, disposing, or other movement of Hazardous Materials into the environment.

5.4.1.2. Notices to Landlord. Unless Tenant is required by applicable laws to give earlier notice to Landlord, Tenant shall notify Landlord in writing as soon as possible but in no event later than five (5) days after (i) the occurrence of any actual, alleged or threatened Release of any Hazardous Material in, on, under, from, about or in the vicinity of the Premises (whether past or present), regardless of the source or quantity of any such Release, or (ii) Tenant becomes aware of any regulatory actions, inquiries, inspections, investigations, directives, or any cleanup, compliance, enforcement or abatement proceedings (including any threatened or contemplated investigations or proceedings) relating to or potentially affecting the Premises, or (iii) Tenant becomes aware of any claims by any person or entity relating to any Hazardous Materials in, on, under, from, about or in the vicinity of the Premises, whether relating to damage, contribution, cost recovery, compensation, loss or injury. Collectively, the matters set forth in clauses (i), (ii) and (iii) above are hereinafter referred to as “Hazardous Materials Claims”. Tenant shall promptly forward to Landlord copies of all orders, notices, permits, applications and other communications and reports in connection with any Hazardous Materials Claims. Additionally, each party shall promptly advise the other in writing of the advising party’s discovery of any occurrence or condition on, in, under or about the Premises or Project that could subject Tenant or Landlord to any liability, or restrictions on ownership, occupancy, transferability or use of the Premises or Project under any “Environmental Laws,” as that term is defined below. Tenant shall not enter into any legal proceeding or other action, settlement, consent decree or other compromise with respect to any Hazardous Materials Claims without first notifying Landlord of Tenant’s intention to do so and affording Landlord the opportunity to join and participate, as a party if Landlord so elects, in such proceedings and in no event shall Tenant enter into any agreements which are binding on Landlord or the Premises without Landlord’s prior written consent. Landlord shall have the right to appear at and participate in, any and all legal or other administrative proceedings concerning any Hazardous Materials Claim. For purposes of this Lease, “Environmental Laws” means all applicable present and future laws relating to the protection of human health, safety, wildlife or the environment, including, without limitation, (i) all requirements pertaining to reporting, licensing,

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permitting, investigation and/or remediation of emissions, discharges, Releases, or threatened Releases of Hazardous Materials, whether solid, liquid, or gaseous in nature, into the air, surface water, groundwater, or land, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of Hazardous Materials; and (ii) all requirements pertaining to the health and safety of employees or the public. Environmental Laws include, but are not limited to, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 USC § 9601, et seq., the Hazardous Materials Transportation Authorization Act of 1994, 49 USC § 5101, et seq., the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, and Hazardous and Solid Waste Amendments of 1984, 42 USC § 6901, et seq., the Federal Water Pollution Control Act, as amended by the Clean Water Act of 1977, 33 USC § 1251, et seq., the Clean Air Act of 1966, 42 USC § 7401, et seq., the Toxic Substances Control Act of 1976, 15 USC § 2601, et seq., the Safe Drinking Water Act of 1974, 42 USC §§ 300f through 300j, the Occupational Safety and Health Act of 1970, as amended, 29 USC § 651 et seq., the Oil Pollution Act of 1990, 33 USC § 2701 et seq., the Emergency Planning and Community Right-To-Know Act of 1986, 42 USC § 11001 et seq., the National Environmental Policy Act of 1969, 42 USC § 4321 et seq., the Federal Insecticide, Fungicide and Rodenticide Act of 1947, 7 USC § 136 et seq., California Carpenter-Presley-Tanner Hazardous Substance Account Act, California Health & Safety Code §§ 25300 et seq., Hazardous Materials Release Response Plans and Inventory Act, California Health & Safety Code, §§ 25500 et seq., Underground Storage of Hazardous Substances provisions, California Health & Safety Code, §§ 25280 et seq., California Hazardous Waste Control Law, California Health & Safety Code, §§ 25100 et seq., and any other state or local law counterparts, as amended, as such applicable laws, are in effect as of the Lease Commencement Date, or thereafter adopted, published, or promulgated.

5.4.1.3. Releases of Hazardous Materials. If, due to the acts or omissions of Tenant or any Tenant’s Agent, any Release of any Hazardous Material in, on, under, from or about the Premises shall occur at any time during the Lease, in addition to notifying Landlord as specified above, Tenant, at its own sole cost and expense, shall (i) immediately comply with any and all reporting requirements imposed pursuant to any and all Environmental Laws, (ii) provide a written certification to Landlord indicating that Tenant has complied with all applicable reporting requirements, (iii) take any and all necessary investigation, corrective and remedial action in accordance with any and all applicable Environmental Laws, utilizing an environmental consultant approved by Landlord, all in accordance with the provisions and requirements of this Section 5.4, including, without limitation, Section 5.4.4, and (iv) take any such additional investigative, remedial and corrective actions as Landlord shall in its reasonable discretion deem necessary such that the Premises are remediated to a condition allowing the same uses of the Premises as are allowed as of the Lease Commencement Date, all in accordance with the provisions and requirements of this Section 5.4. Landlord may, as required by any and all Environmental Laws, report a Release of any Hazardous Material caused by Tenant or any Tenant’s Agent to the appropriate governmental authority, identifying Tenant as the responsible party. Tenant shall deliver to Landlord copies of all administrative orders, notices, demands, directives or other communications directed to Tenant from any governmental authority with respect to any Release of Hazardous Materials in, on, under, from, or about the Premises, together with copies of all investigation, assessment, and remediation plans and reports prepared by or on behalf of Tenant in response to any such regulatory order or directive.

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5.4.1.4. Indemnification.

5.4.1.4.1. In General. Without limiting in any way Tenant’s obligations under any other provision of this Lease, Tenant shall be solely responsible for and shall protect, defend, indemnify and hold the Landlord Parties harmless from and against any and all claims, judgments, losses, damages, costs, expenses, penalties, enforcement actions, taxes, fines, remedial actions, liabilities (including, without limitation, actual attorneys’ fees, litigation, arbitration and administrative proceeding costs, expert and consultant fees and laboratory costs) including, without limitation, consequential damages and sums paid in settlement of claims (“Hazardous Materials Claims”), which arise during or after the Lease Term, whether foreseeable or unforeseeable, directly or indirectly arising out of or attributable to the presence, use, generation, manufacture, treatment, handling, refining, production, processing, storage, Release or presence of Hazardous Materials in, on, under or about the Premises by Tenant, except to the extent such liabilities result from the gross negligence or willful misconduct of Landlord following the Lease Commencement Date, and except to the extent caused by the presence of Hazardous Materials in, on or under the Premises on the date of this Lease and not caused by Tenant or any Tenant’s Agent. The foregoing obligations of Tenant shall include, including without limitation: (i) the costs of any required or necessary removal, repair, cleanup or remediation of the Premises, and the preparation and implementation of any closure, removal, remedial or other required plans; (ii) judgments for personal injury or property damages; and (iii) all costs and expenses incurred by Landlord in connection therewith. Landlord likewise shall protect, defend, indemnify and hold Tenant harmless from any Hazardous Materials Claims to the extent caused by or arising from any Hazardous Materials in, on or under the Premises on the date of this Lease and not caused by Tenant or any Tenant’s Agent, and for any Release after the date of this Lease caused by Landlord Parties.

5.4.1.4.2. Limitations. Notwithstanding anything in Section 5.4.1.4, above, to the contrary, Tenant’s indemnity of Landlord as set forth in Section 5.4.1.4, above, shall not be applicable to claims based upon “Existing Hazardous Materials,” as that term is defined in Section 5.4.7, below, except to the extent that Tenant’s construction activities (not including the initial construction of the Tenant Improvements by Landlord pursuant to the Tenant Work Letter) and/or Tenant’s other acts or omissions (including Tenant’s failure to remove, remediate or otherwise treat or “Clean-up,” as that term is defined in Section 5.4.7, below, the subject Existing Hazardous Materials during the tenancy of the Premises) caused or exacerbated the subject claim.

5.4.1.5. Compliance with Environmental Laws. Without limiting the generality of Tenant’s obligation to comply with applicable laws as otherwise provided in this Lease, Tenant shall, at its sole cost and expense, comply with all Environmental Laws applicable to Tenant’s Hazardous Materials. Tenant shall obtain and maintain any and all necessary permits, licenses, certifications and approvals appropriate or required for the use, handling, storage, and disposal of any Hazardous Materials used, stored, generated, transported, handled, blended, or recycled by Tenant on the Premises. Landlord shall have a continuing right, without obligation, to require Tenant to obtain, and to review and inspect any and all such permits, licenses, certifications and approvals, together with copies of any and all Hazardous Materials management plans and programs, any and all Hazardous Materials risk management and pollution prevention programs, and any and all Hazardous Materials emergency response

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and employee training programs respecting Tenant’s use of Hazardous Materials. Upon request of Landlord, Tenant shall deliver to Landlord a narrative description explaining the nature and scope of Tenant’s activities involving Hazardous Materials and showing to Landlord’s satisfaction compliance with all Environmental Laws and the terms of this Lease.

5.4.2 Assurance of Performance.

5.4.2.1. Environmental Assessments In General. Landlord may, but shall not be required to, engage from time to time such contractors as Landlord determines to be appropriate to perform “Environmental Assessments,” as that term is defined below, to ensure Tenant’s compliance with the requirements of this Lease with respect to Hazardous Materials. For purposes of this Lease, “Environmental Assessment” means an assessment including, without limitation: (i) an environmental site assessment conducted in accordance with the then-current standards of the American Society for Testing and Materials and meeting the requirements for satisfying the “all appropriate inquiries” requirements; and (ii) sampling and testing of the Premises based upon potential recognized environmental conditions or areas of concern or inquiry identified by the environmental site assessment.

5.4.2.2. Costs of Environmental Assessments. All costs and expenses incurred by Landlord in connection with any such Environmental Assessment initially shall be paid by Landlord; provided that if any such Environmental Assessment shows that Tenant has failed to comply with the provisions of this Section 5.4, then all of the costs and expenses of such Environmental Assessment shall be reimbursed by Tenant as Additional Rent within thirty (30) days after receipt of written demand therefor.

5.4.3 Tenant’s Obligations upon Surrender. At the expiration or earlier termination of the Lease Term, Tenant, at Tenant’s sole cost and expense, shall: (i) cause an Environmental Assessment of the Premises to be conducted in accordance with Section 15.3; (ii) cause all Hazardous Materials introduced by Tenant or Tenant’s Agents to be removed from the Premises and disposed of in accordance with all Environmental Laws and as necessary to allow the Premises to be used for the same uses of the Premises as are allowed as of the Lease Commencement Date; and (iii) cause to be removed all containers installed or used by Tenant or Tenant’s Agents to store any Hazardous Materials on the Premises, and cause to be repaired any damage to the Premises caused by such removal.

5.4.4 Clean-up.

5.4.4.1. Environmental Reports; Clean-Up. If any written report, including any report containing results of any Environmental Assessment (an “Environmental Report”) shall indicate (i) the presence of any Hazardous Materials as to which Tenant has a removal or remediation obligation under this Section 5.4, and (ii) that as a result of same, the investigation, characterization, monitoring, assessment, repair, closure, remediation, removal, or other clean-up (the “Clean-up”) of any Hazardous Materials is required, Tenant shall immediately prepare and submit to Landlord within thirty (30) days after receipt of the Environmental Report a comprehensive plan, subject to Landlord’s written approval (not to be unreasonably withheld, conditioned or delayed), specifying the actions to be taken by Tenant to perform the Clean-up so that the Premises are restored to the conditions required by this Lease.

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Upon Landlord’s approval of the Clean-up plan, Tenant shall, at Tenant’s sole cost and expense, without limitation on any rights and remedies of Landlord under this Lease, immediately implement such plan with a consultant reasonably acceptable to Landlord and proceed to Clean-Up Hazardous Materials in accordance with all applicable laws and as required by such plan and this Lease. If, within thirty (30) days after receiving a copy of such Environmental Report, Tenant fails either (a) to complete such Clean-up, or (b) with respect to any Clean-up that cannot be completed within such thirty-day period, fails to proceed with diligence to prepare the Clean-up plan and complete the Clean-up as promptly as practicable, then Landlord shall have the right, but not the obligation, and without waiving any other rights under this Lease, to carry out any Clean-up recommended by the Environmental Report or required by any governmental authority having jurisdiction over the Premises, and recover all of the costs and expenses thereof from Tenant as Additional Rent, payable within thirty (30) days after receipt of written demand therefor.

5.4.4.2. No Rent Abatement. In the event that Tenant’s failure to complete the Clean- up prevents or delays a third party from occupying the Premises, Tenant shall continue to pay all Rent due or accruing under this Lease during any Clean-up, and shall not be entitled to any reduction, offset or deferral of any Base Rent or Additional Rent due or accruing under this Lease during any such Clean-up.

5.4.4.3. Surrender of Premises. Tenant shall complete any Clean-up prior to surrender of the Premises upon the expiration or earlier termination of this Lease, and shall fully comply with all Environmental Laws and requirements of any governmental authority with respect to such completion, including, without limitation, fully comply with any requirement to file a risk assessment, mitigation plan or other information with any such governmental authority in conjunction with the Clean-up prior to such surrender. Tenant shall obtain and deliver to Landlord a letter or other written determination from the overseeing governmental authority confirming that the Clean-up has been completed in accordance with all requirements of such governmental authority and that no further response action of any kind is required for the unrestricted use of the Premises (“Closure Letter”). Upon the expiration or earlier termination of this Lease, Tenant shall also be obligated to close all permits obtained in connection with Hazardous Materials in accordance with applicable laws.

5.4.4.4. Failure to Timely Clean-Up. Should any Clean-up for which Tenant is responsible not be completed, or should Tenant not receive the Closure Letter and any governmental approvals required under Environmental Laws in conjunction with such Clean-up prior to the expiration or earlier termination of this Lease, and Tenant’s failure to receive the Closure Letter is prohibiting Landlord from leasing the Premises to a third party, or prevents the occupancy or use of the Premises by a third party, then Tenant shall be liable to Landlord as a holdover tenant (as more particularly provided in Article 16), prorated on a per square foot basis in proportion to the portion of the Premises so made unavailable, until Tenant has fully complied with its obligations under this Section 5.4.

5.4.5 Confidentiality. Unless compelled to do so by applicable law, Tenant agrees that Tenant shall not disclose, discuss, disseminate or copy any information, data, findings, communications, conclusions and reports regarding the environmental condition of the Premises to any Person (other than Tenant’s consultants, attorneys, property managers and

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employees that have a need to know such information), including any governmental authority, without the prior written consent of Landlord. In the event Tenant reasonably believes that disclosure is compelled by applicable law, it shall provide Landlord ten (10) Business Days’ advance notice of disclosure of confidential information so that Landlord may attempt to obtain a protective order. Tenant may additionally release such information to bona fide prospective investors, purchasers or lenders, subject to any such parties’ written agreement to be bound by the terms of this Section 5.4.

5.4.6 Copies of Environmental Reports. Within thirty (30) days of receipt thereof, Tenant shall provide Landlord with a copy of any and all environmental assessments, audits, studies and reports regarding Tenant’s activities with respect to the Premises, or ground water beneath the Land, or the environmental condition or Clean-up thereof in Tenant’s possession. Tenant shall be obligated to provide Landlord with a copy of such materials without regard to whether such materials are generated by Tenant or prepared for Tenant, or how Tenant comes into possession of such materials.

5.4.7 Landlord Obligation. Landlord agrees to remediate or encapsulate any Hazardous Materials existing in the Premises as of the Rent Commencement Date to the extent that Landlord’s failure to so remediate would be in violation of applicable law and would prohibit Tenant from obtaining or maintaining a certificate of occupancy for the Premises, or would unreasonably and materially affect the safety of Tenant’s employees or create a significant health hazard for Tenant’s employees, or would otherwise materially and adversely affect Tenant’s use of or access to the Premises.

5.4.8 Signs, Response Plans, Etc. Subject to Sections 6.2 and 6.4 below, Tenant shall be responsible for posting on the Premises any signs required under applicable Environmental Laws applicable to Tenant’s Hazardous Materials. Tenant shall also complete and file any business response plans or inventories required by any applicable laws. Tenant shall concurrently file a copy of any such business response plan or inventory with Landlord.

5.4.9 Survival. Each covenant, agreement, representation, warranty and indemnification made by Tenant set forth in this Section 5.4 shall survive the expiration or earlier termination of this Lease and shall remain effective until all of Tenant’s obligations under this Section 5.4 have been completely performed and satisfied.

6. SERVICES AND UTILITIES

6.1 Tenant Provided Services. Tenant will be responsible, at its sole cost and expense, for the furnishing of all services and utilities to the Premises, including, but not limited to heating, ventilation and air-conditioning, electricity, water, telephone, janitorial and interior Building security services.

6.2 The cost of all utilities without mark-up (including without limitation, electricity, gas, sewer and water) to the Premises shall be paid by Tenant, either to the applicable utility provider, for utilities that are separately metered at the Premises or a portion of the Premises, or to Landlord, based on a reasonable allocation of the cost of utilities that are not separately metered to the Premises.

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6.3 Landlord shall not provide janitorial or trash services for the Premises. Tenant shall be solely responsible for performing all janitorial and trash services and other cleaning of the Premises, all in compliance with applicable laws. In the event such service is provided by a third party janitorial service, and not by employees of Tenant, such service shall be a janitorial service approved in advance by Landlord, which approval shall not be unreasonably withheld, conditioned or delayed. The janitorial and cleaning of the Premises shall be adequate to maintain the Premises in a manner consistent with Comparable Buildings.

6.4 Tenant shall cooperate fully with Landlord at all times and abide by all regulations and requirements that Landlord may reasonably prescribe for the proper functioning and protection of the HVAC, electrical, mechanical and plumbing systems. Landlord agrees to provide and maintain and keep in continuous service utility connections to the Project, including electricity, water and sewage connections, heating, ventilation and air-conditioning. Landlord shall have no obligation to provide telephone, janitorial or interior Building security services.

6.5 Emergency Generator. Landlord and Tenant hereby acknowledge that there is an existing generator currently serving the Premises (“Emergency Generator”), and Tenant shall have the right to connect to the Emergency Generator for up to Tenant’s Share of the electrical capacity provided by such Emergency Generator. Tenant’s use of the Emergency Generator shall be at Tenant’s sole risk, and Tenant acknowledges that neither Landlord nor any agent of Landlord has made any representation or warranty regarding the Emergency Generator. Except to the extent caused by the gross negligence or willful misconduct of Landlord, or any Landlord Parties, Tenant hereby waives any claims against Landlord or any Landlord Parties resulting from Tenant’s use of the Emergency Generator, or any failure of the Emergency Generator to operate as designed, and agrees that Landlord shall not be liable for any damages resulting from any failure in operation of the Emergency Generator, including, without limitation any injury or damage to, or interference with, Tenant’s business, including but not limited to, loss of profits, loss of rents or other revenues, loss of business opportunity, loss of goodwill or loss of use, or loss to equipment, inventory, scientific research, scientific experiments, laboratory animals, products, specimens, samples, and/or scientific, business, accounting and other records of every kind and description kept at the Premises and any and all income derived or derivable therefrom. Tenant acknowledges that Operating Expenses shall include Landlord’s costs incurred in maintaining and operating the Emergency Generator (including all permit costs and fees), but shall not include any Hazardous Materials remediation costs incurred in connection with the Generator.

6.6 Interruption of Use. Tenant agrees that Landlord shall not be liable for damages, by abatement of Rent or otherwise, for failure to furnish or delay in furnishing any service (including telephone and telecommunication services), or for any diminution in the quality or quantity thereof, when such failure or delay or diminution is occasioned, in whole or in part, by breakage, repairs, replacements, or improvements, by any strike, lockout or other labor trouble, by inability to secure electricity, gas, water, or other fuel at the Premises or Project after reasonable effort to do so, by any riot or other dangerous condition, emergency, accident or

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casualty whatsoever, by act or default of Tenant or other parties, or by any other cause not under Landlord’s reasonable control; and such failures or delays or diminution shall never be deemed to constitute an eviction or disturbance of Tenant’s use and possession of the Premises or relieve Tenant from paying Rent or performing any of its obligations under this Lease, except to the extent set forth in Section 19.5.2. Furthermore, Landlord shall not be liable under any circumstances for a loss of, or injury to, property or for injury to, or interference with, Tenant’s business, including, without limitation, loss of profits, however occurring, through or in connection with or incidental to a failure to furnish any of the services or utilities as set forth in this Article 6.

6.7 Triple Net Lease. Landlord and Tenant acknowledge that, except as otherwise provided to the contrary in this Lease, it is their intent and agreement that this Lease be a “TRIPLE NET” lease and that as such, the provisions contained in this Lease are intended to pass on to Tenant or reimburse Landlord for the costs and expenses reasonably associated with the Premises and Tenant’s Share of the Project, and Tenant’s operation therefrom. To the extent such costs and expenses payable by Tenant cannot be charged directly to, and paid by, Tenant, such costs and expenses shall be paid by Landlord but reimbursed by Tenant as Additional Rent.

6.8 Energy Performance Disclosure Information. Tenant hereby acknowledges that Landlord may be required to disclose certain information concerning the energy performance of the Building pursuant to California Public Resources Code Section 25402.10 and the regulations adopted pursuant thereto (collectively the “Energy Disclosure Requirements”). Tenant hereby acknowledges prior receipt of the Data Verification Checklist, as defined in the Energy Disclosure Requirements (the “Energy Disclosure Information”), and agrees that Landlord has timely complied in full with Landlord’s obligations under the Energy Disclosure Requirements. Tenant acknowledges and agrees that (i) Landlord makes no representation or warranty regarding the energy performance of the Building or the accuracy or completeness of the Energy Disclosure Information, (ii) the Energy Disclosure Information is for the current occupancy and use of the Building and that the energy performance of the Building may vary depending on future occupancy and/or use of the Building, and (iii) Landlord shall have no liability to Tenant for any errors or omissions in the Energy Disclosure Information. Tenant’s acknowledgment of the AS-IS condition of the Premises pursuant to the terms of this Lease shall be deemed to include the energy performance of the Building. Tenant further acknowledges that pursuant to the Energy Disclosure Requirements, Landlord may be required in the future to disclose information concerning Tenant’s energy usage to certain third parties, including, without limitation, prospective purchasers, lenders and tenants of the Building (the “Tenant Energy Use Disclosure”). Tenant hereby consents to all such Tenant Energy Use Disclosures provided that Landlord shall be required to notify Tenant of any Tenant Energy Use Disclosure. The terms of this Section 6.8 shall survive the expiration or earlier termination of this Lease.

7. REPAIRS

7.1 Tenant Repair Obligations. Tenant shall, throughout the Term, at its sole cost and expense, maintain, repair, replace and improve as required, the Premises, including all improvements, fixtures, furnishings and finishes therein, in a good standard of maintenance, repair and replacement as required, and in good and sanitary condition, all in accordance with the

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standards of First Class Life Sciences Projects, whether or not such maintenance, repair, replacement or improvement is required in order to comply with applicable Laws (“Tenant’s Repair Obligations”), including without limitation (i) any specialty or supplemental Building Systems installed by or for Tenant and (ii) all electrical facilities and equipment, including lighting fixtures, lamps, fans and any exhaust equipment and systems, electrical motors and all other appliances and equipment of every kind and nature located in, upon or about the Premises; (iii) all communications systems serving the Premises; (iv) all of Tenant’s security systems in or about or serving the Premises; (v) Tenant’s signage; and (vi) interior demising walls and partitions (including painting and wall coverings), and interior doors and door fixtures. Tenant shall additionally be responsible, at Tenant’s sole cost and expense, to furnish all expendables, including light bulbs, paper goods and soaps, used in the Premises.

7.2 Landlord Repair Obligations. Landlord shall be responsible, as a part of Operating Expenses, for the following (the “Landlord Repair Obligation”): (i) repairs to the exterior walls, foundation and roof of the Building, the structural portions of the floors of the Building, except to the extent that such repairs are required due to the negligence or willful misconduct of Tenant, and (ii) for the repair and maintenance of the Building systems, including, without limitation, the following: (1) glass, windows, window frames, window casements (including the repairing, resealing, cleaning and replacing of exterior windows) and skylights; (2) exterior doors, door frames and door closers; (3) sewer lines exterior to the Premises and exterior Building drainage, (4) electrical service to the Building (but not within the Premises), Building fire protection systems (but not interior Premises systems), elevator, Building life safety and security systems and equipment, existing Building heating, ventilation and air-conditioning (“HVAC”) systems, and all other Building mechanical, electrical and communications systems and equipment (collectively, the “Building Systems”), including the structural and non-structural portions of the roof of the Building, including the roof membrane and coverings; provided, however, that if such repairs are due to the negligence or willful misconduct of Tenant, Landlord shall nevertheless make such repairs at Tenant’s expense, or, if covered by Landlord’s insurance, Tenant shall only be obligated to pay any deductible in connection therewith. Tenant hereby waives any and all rights under and benefits of subsection 1 of Section 1932 and Sections 1941 and 1942 of the California Civil Code or under any similar law, statute, or ordinance now or hereafter in effect.

8. ADDITIONS AND ALTERATIONS

8.1 Landlord’s Consent to Alterations. Tenant may not make any improvements, alterations, additions or changes to the Premises or any mechanical, plumbing or HVAC facilities or systems pertaining to the Premises (collectively, the “Alterations”) without first procuring the prior written consent of Landlord to such Alterations, which consent shall be requested by Tenant not less than five (5) Business Days prior to the commencement thereof, and which consent shall not be unreasonably withheld, conditioned or delayed by Landlord, provided it shall be deemed reasonable for Landlord to withhold its consent to any Alteration which adversely affects the structural portions or the systems or equipment of the Building or is visible from the exterior of the Building. Notwithstanding the foregoing, Tenant shall be permitted to make Alterations following five (5) Business Days notice to Landlord, but without Landlord’s prior consent, to the extent that such Alterations (i) do not affect the Building systems or equipment, (ii) are not visible from the exterior of the Building, and (iii) cost less than $50,000.00 for a particular job of work.

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8.2 Manner of Construction. Landlord may impose, as a condition of its consent to any and all Alterations or repairs of the Premises or about the Premises, such requirements as Landlord in its reasonable discretion may deem desirable, including, but not limited to, the requirement that Tenant utilize for such purposes only contractors, subcontractors, materials, mechanics and materialmen selected by Tenant and approved by Landlord (which approval shall not be unreasonably withheld, conditioned or delayed), the requirement that upon Landlord’s request (subject to the terms of Section 8.5, below), Tenant shall, at Tenant’s expense, remove such Alterations upon the expiration or any early termination of the Lease Term (and Tenant shall have no removal or restoration obligations with respect to the Tenant Improvements to be constructed by Landlord in accordance with the Tenant Work Letter). Tenant shall construct such Alterations and perform such repairs in a good and workmanlike manner, in conformance with any and all applicable federal, state, county or municipal laws, rules and regulations and pursuant to a valid building permit, issued by the city in which the Building is located (or other applicable governmental authority). Tenant shall not use (and upon notice from Landlord shall cease using) contractors, services, workmen, labor, materials or equipment that, in Landlord’s reasonable judgment, would disturb labor harmony with the workforce or trades engaged in performing other work, labor or services in or about the Building or the Common Areas. Tenant shall be permitted to use non-union labor with Landlord’s approval, which shall not be unreasonably withheld, conditioned or delayed. Upon completion of any Alterations (or repairs), Tenant shall deliver to Landlord final lien waivers from all contractors, subcontractors and materialmen who performed such work. In addition to Tenant’s obligations under Article 9 of this Lease, upon completion of any Alterations, Tenant agrees to cause a Notice of Completion to be recorded in the office of the Recorder of the County of Santa Clara in accordance with Section 3093 of the Civil Code of the State of California or any successor statute, and Tenant shall deliver to the Project construction manager a reproducible copy of the “as built” drawings of the Alterations as well as all permits, approvals and other documents issued by any governmental agency in connection with the Alterations.

8.3 Payment for Improvements. If Tenant orders any work directly from Landlord, Tenant shall pay to Landlord an amount equal to three percent (3%) of the cost of such work to compensate Landlord for all overhead, general conditions, fees and other costs and expenses arising from Landlord’s involvement with such work. If Tenant does not order any work directly from Landlord, Tenant shall reimburse Landlord for Landlord’s reasonable, actual, out-of-pocket costs and expenses actually incurred in connection with Landlord’s review of such work.

8.4 Construction Insurance. In addition to the requirements of Article 10 of this Lease, in the event that Tenant makes any Alterations, prior to the commencement of such Alterations, Tenant shall provide Landlord with evidence that Tenant carries “Builder’s All Risk” insurance (to the extent that the cost of the work shall exceed $100,000.00) in an amount approved by Landlord covering the construction of such Alterations, and such other insurance as Landlord may reasonably require, it being understood and agreed that all of such Alterations shall be insured by Tenant pursuant to Article 10 of this Lease immediately upon completion thereof. In addition, Tenant’s contractors and subcontractors shall be required to carry Commercial General Liability Insurance in an amount approved by Landlord and otherwise in

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accordance with the requirements of Article 10 of this Lease and such general liability insurance shall name the Landlord Parties as additional insureds. Landlord may, in its discretion, require Tenant to obtain a lien and completion bond or some alternate form of security satisfactory to Landlord in an amount sufficient to ensure the lien-free completion of such Alterations and naming Landlord as a co-obligee if the proposed Alteration is expected to cost in excess of $200,000.

8.5 Landlord’s Property. All Alterations, improvements, fixtures, equipment and/or appurtenances which may be installed or placed in or about the Premises, from time to time, shall be at the sole cost of Tenant and Alterations, improvements and fixtures shall be and become the property of Landlord and remain in place at the Premises following the expiration or earlier termination of this Lease. Furthermore, Landlord may, by written notice to Tenant given concurrently with Landlord’s consent to installation, require Tenant at the end of the Lease Term, at Tenant’s expense, to remove any Alterations and/or improvements and/or systems and equipment within the Premises and to repair any damage to the Premises and Building caused by such removal and return the affected portion of the Premises to a condition comparable to that which existed upon Landlord’s delivery of the Premises to Tenant. If Tenant fails to complete any required removal and/or to repair any damage caused by the removal of any Alterations and/or improvements and/or systems and equipment in the Premises and return the affected portion of the Premises to a condition comparable to that which existed upon Landlord’s delivery of the Premises to Tenant, normal wear and tear and damage by casualty excepted, Landlord may do so and may charge the actual and reasonable cost thereof to Tenant. Tenant hereby protects, defends, indemnifies and holds Landlord harmless from any liability, cost, obligation, expense or claim of lien in any manner relating to the installation, placement, removal or financing of any such Alterations, improvements, fixtures and/or equipment in, on or about the Premises, which obligations of Tenant shall survive the expiration or earlier termination of this Lease.

9. COVENANT AGAINST LIENS

Tenant shall keep the Project and Premises free from any liens or encumbrances arising out of the work performed, materials furnished or obligations incurred by or on behalf of Tenant, and shall protect, defend, indemnify and hold Landlord harmless from and against any claims, liabilities, judgments or costs (including, without limitation, reasonable attorneys’ fees and costs) arising out of same or in connection therewith. Tenant shall give Landlord notice at least ten (10) days prior to the commencement of any such work on the Premises (or such additional time as may be necessary under applicable laws) to afford Landlord the opportunity of posting and recording appropriate notices of non-responsibility (to the extent applicable pursuant to then applicable laws). Tenant shall remove any such lien or encumbrance by bond or otherwise within ten (10) Business Days after notice by Landlord, and if Tenant shall fail to do so, Landlord may pay the amount necessary to remove such lien or encumbrance, without being responsible for investigating the validity thereof.

10. INSURANCE

10.1 Indemnification and Waiver. Except to the extent arising from the gross negligence or willful misconduct of Landlord or Landlord Parties, or Landlord’s breach of the

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terms of this Lease, Tenant hereby assumes all risk of damage to property or injury to persons in, upon or about the Premises from any cause whatsoever (including, but not limited to, any personal injuries resulting from a slip and fall in, upon or about the Premises) and agrees that Landlord, its lenders, partners, subpartners and their respective officers, agents, servants, employees, and independent contractors (collectively, “Landlord Parties”) shall not be liable for, and are hereby released from any responsibility for, any damage either to person or property or resulting from the loss of use thereof, which damage is sustained by Tenant or by other persons claiming through Tenant. Tenant shall indemnify, defend, protect, and hold harmless the Landlord Parties from any and all loss, cost, damage, injury, expense and liability (including without limitation court costs and reasonable attorneys’ fees) during the Lease Term, or any period of Tenant’s occupancy of the Premises prior to the commencement or after the expiration of the Lease Term, incurred in connection with or arising from any cause in, on or about the Premises (including, but not limited to, a slip and fall), any acts, omissions or negligence of Tenant or of any person claiming by, through or under Tenant, or of the contractors, agents, servants, employees, invitees, guests or licensees of Tenant or any such person, in, on or about the Project or any breach of the terms of this Lease, either prior to, during, or after the expiration of the Lease Term, provided that the terms of the foregoing indemnity shall not apply to the gross negligence or willful misconduct of Landlord, or Landlord’s Parties, or Landlord’s breach of this Lease. Should Landlord be named as a defendant in any suit brought against Tenant in connection with or arising out of Tenant’s occupancy of the Premises, Tenant shall pay to Landlord its reasonable costs and expenses incurred in such suit, including without limitation, its actual professional fees such as reasonable appraisers’, accountants’ and attorneys’ fees. The provisions of this Section 10.1 shall survive the expiration or sooner termination of this Lease with respect to any claims or liability arising in connection with any event occurring prior to such expiration or termination.

10.2 Landlord’s Property Insurance. Landlord shall carry commercial general liability insurance with respect to the Building during the Lease Term, and shall further insure the Building, Premises (including the Tenant Improvements) and the Project during the Lease Term (for the full replacement value to the extent consistent with the practices of landlords of Comparable Buildings) against loss or damage due to fire and other casualties covered within the classification of fire and extended coverage, vandalism coverage and malicious mischief, sprinkler leakage, water damage and special extended coverage. Such coverage shall be in such amounts, from such companies, and on such other terms and conditions, as Landlord may from time to time reasonably determine. Additionally, at the option of Landlord, such insurance coverage may include the risks of earthquakes and/or flood damage, terrorist acts and additional hazards, a rental loss endorsement and one or more loss payee endorsements in favor of the holders of any mortgages or deeds of trust encumbering the interest of Landlord in the Building or the ground or underlying lessors of the Building, or any portion thereof. Tenant shall, at Tenant’s expense, comply with all insurance company requirements pertaining to the use of the Premises. If Tenant’s conduct or use of the Premises for any purpose other than the Permitted Use causes any increase in the premium for such insurance policies then Tenant shall reimburse Landlord for any such increase. Tenant, at Tenant’s expense, shall comply with all rules, orders, regulations or requirements of the American Insurance Association (formerly the National Board of Fire Underwriters) and with any similar body.

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10.3 Tenant’s Insurance. Tenant shall maintain the following coverages in the following amounts.

10.3.1 Commercial General Liability Insurance on an occurrence form covering the insured against claims of bodily injury, personal injury and property damage (including loss of use thereof) arising out of Tenant’s operations, and contractual liabilities including a contractual coverage, and only in the event that Tenant at any time is completing or producing products in the Premises, including products and completed operations coverage, for limits of liability on a per location basis of not less than:

	Bodily Injury and		$2,000,000
	Property Damage	each occurrence
Liability			$3,000,000
		annual aggregate
	Personal Injury		$2,000,000
Liability		each occurrence
			$3,000,000
		annual aggregate

10.3.2 Property Insurance covering (i) all office furniture, business and trade fixtures, office equipment, free-standing cabinet work, movable partitions, merchandise and all other items of Tenant’s property on the Premises installed by, for, or at the expense of Tenant, (ii) the “Tenant Improvements,” as that term is defined in the Tenant Work Letter, and (iii) all other improvements, alterations and additions to the Premises made during the Lease Term. Such insurance shall be written on an “special form” of physical loss or damage basis, for the full replacement cost value (subject to reasonable deductible amounts) new without deduction for depreciation of the covered items and in amounts that meet any co-insurance clauses of the policies of insurance and shall include coverage for damage or other loss caused by fire or other peril including, but not limited to, vandalism and malicious mischief, theft, water damage of any type, excluding flood but including sprinkler leakage, bursting or stoppage of pipes, and explosion.

10.3.3 Business Income Interruption for one hundred eighty (180) days plus Extra Expense insurance in such amounts as will reimburse Tenant for actual direct or indirect loss of earnings attributable to the risks outlined in Section 10.3.2 above.

10.3.4 Worker’s Compensation and Employer’s Liability or other similar insurance pursuant to all applicable state and local statutes and regulations. The policy shall include a waiver of subrogation in favor of Landlord, its employees, Lenders and any property manager or partners.

10.4 Form of Policies. The minimum limits of policies of insurance required of Tenant under this Lease shall in no event limit the liability of Tenant under this Lease. Such insurance shall (i) name Landlord, its subsidiaries and affiliates, its property manager (if any) and any other party the Landlord so specifies, as an additional insured or loss payee, as

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applicable, including Landlord’s managing agent, if any; (ii) be issued by an insurance company having a rating of not less than A:IX in Best’s Insurance Guide or which is otherwise acceptable to Landlord and licensed to do business in the State of California; (iv) be primary insurance as to all claims thereunder and provide that any insurance carried by Landlord is excess and is non-contributing with any insurance required of Tenant; (v) be in form and content reasonably acceptable to Landlord; and (vi) provide that said insurance shall not be canceled or coverage changed unless thirty (30) days’ prior written notice shall have been given to Landlord and any mortgagee of Landlord (unless such cancellation is the result of non-payment of premiums). Tenant shall deliver said policy or policies or certificates thereof to Landlord on or before the Rent Commencement Date and before the expiration dates thereof. In the event Tenant shall fail to procure such insurance, or to deliver such policies or certificate, Landlord may, at its option, procure such policies for the account of Tenant, and the cost thereof shall be paid to Landlord within five (5) days after delivery to Tenant of bills therefor.

10.5 Subrogation. Landlord and Tenant hereby agree to look solely to, and seek recovery only from, their respective insurance carriers in the event of a property or business interruption loss to the extent that such coverage is agreed to be provided hereunder. The parties each hereby waive all rights and claims against each other for such losses, and waive all rights of subrogation of their respective insurers, provided such waiver of subrogation shall not affect the right to the insured to recover thereunder. The parties agree that their respective insurance policies do now, or shall, contain the waiver of subrogation.

10.6 Additional Insurance Obligations. Tenant shall carry and maintain during the entire Lease Term, at Tenant’s sole cost and expense, increased amounts of the insurance required to be carried by Tenant pursuant to this Article 10 and such other reasonable types of insurance coverage and in such reasonable amounts covering the Premises and Tenant’s operations therein, as may be reasonably requested by Landlord or Landlord’s lender, but in no event in excess of the amounts and types of insurance then being required by landlords of buildings comparable to and in the vicinity of the Building.

11. DAMAGE AND DESTRUCTION

11.1 Repair of Damage to Premises by Landlord. Tenant shall promptly notify Landlord of any damage to the Premises resulting from fire or any other casualty. If the Premises or any Common Areas serving or providing access to the Premises shall be damaged by fire or other casualty, Landlord shall promptly and diligently, subject to reasonable delays for insurance adjustment or other matters beyond Landlord’s reasonable control, and subject to all other terms of this Article 11, restore the Base Building, such Common Areas and the Premises (including the Tenant Improvements). Such restoration shall be to substantially the same condition of the Premises, Base Building and the Common Areas prior to the casualty, except for modifications required by zoning and building codes and other laws or by the holder of a mortgage on the Building or Project or any other modifications to the Common Areas deemed desirable by Landlord, which are consistent with the character of the Project, provided that access to the Premises shall not be materially impaired. Upon the occurrence of any damage to the Premises, upon notice (the “Landlord Repair Notice”) to Tenant from Landlord, Tenant shall assign to Landlord (or to any party designated by Landlord) all insurance proceeds payable to Tenant under Tenant’s insurance required under Section 10.3.2(ii) of this Lease. Landlord shall

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not be liable for any inconvenience or annoyance to Tenant or its visitors, or injury to Tenant’s business resulting in any way from such damage or the repair thereof; provided however, that if such fire or other casualty shall have damaged the Premises or Common Areas necessary to Tenant’s occupancy, and the Premises are not occupied by Tenant as a result thereof, then during the time and to the extent the Premises are unfit for occupancy, the Rent shall be abated in proportion to the ratio that the amount of rentable square feet of the Premises which is unfit for occupancy for the purposes permitted under this Lease bears to the total rentable square feet of the Premises.

11.2 Landlord’s Option to Repair. Notwithstanding the terms of Section 11.1 of this Lease, Landlord may elect not to rebuild and/or restore the Premises and/or Project, and instead terminate this Lease, by notifying Tenant in writing of such termination within sixty (60) days after the date of discovery of the damage, such notice to include a termination date giving Tenant sixty (60) days to vacate the Premises, but Landlord may so elect only if the Building shall be damaged by fire or other casualty or cause, and one or more of the following conditions is present: (i) in Landlord’s reasonable judgment, repairs cannot reasonably be completed within one hundred eighty (180) days after the date of discovery of the damage (when such repairs are made without the payment of overtime or other premiums); (ii) the holder of any mortgage on the Building or Project or ground lessor with respect to the Building or Project shall require that the insurance proceeds or any portion thereof be used to retire the mortgage debt, or shall terminate the ground lease, as the case may be; (iii) at least Five Hundred Thousand and 00/100 Dollars ($500,000.00) of damage is not fully covered by Landlord’s insurance policies; or (v) the damage occurs during the last twelve (12) months of the Lease Term; provided, however, that if Landlord does not elect to terminate this Lease pursuant to Landlord’s termination right as provided above, and the repairs cannot, in the reasonable opinion of Landlord, be completed within one hundred eighty (180) days after being commenced, Tenant may elect, no earlier than sixty (60) days after the date of the damage and not later than ninety (90) days after the date of such damage, to terminate this Lease by written notice to Landlord effective as of the date specified in the notice, which date shall not be less than thirty (30) days nor more than sixty (60) days after the date such notice is given by Tenant. Notwithstanding the provisions of this Section 11.2, Tenant shall have the right to terminate this Lease under this Section 11.2 only if each of the following conditions is satisfied: (a) the damage to the Project by fire or other casualty was not caused by the gross negligence or intentional act of Tenant or its partners or subpartners and their respective officers, agents, servants, employees, and independent contractors; (b) as a result of the damage, Tenant cannot reasonably conduct business from the Premises; and, (c) as a result of the damage to the Project, Tenant does not occupy or use the Premises at all. In addition, Tenant may terminate this Lease if the damage to the Premises occurs during the last twelve (12) months of the Lease Term, and, as a result of such damage, Tenant cannot reasonably conduct business from the Premises for a period of thirty (30) days or more.

11.3 Waiver of Statutory Provisions. The provisions of this Lease, including this Article 11, constitute an express agreement between Landlord and Tenant with respect to any and all damage to, or destruction of, all or any part of the Premises, the Building or the Project, and any statute or regulation of the State of California, including, without limitation, Sections 1932(2) and 1933(4) of the California Civil Code, with respect to any rights or obligations concerning damage or destruction in the absence of an express agreement between the parties, and any other statute or regulation, now or hereafter in effect, shall have no application to this Lease or any damage or destruction to all or any part of the Premises, the Building or the Project.

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12. NONWAIVER

No provision of this Lease shall be deemed waived by either party hereto unless expressly waived in a writing signed thereby. The waiver by either party hereto of any breach of any term, covenant or condition herein contained shall not be deemed to be a waiver of any subsequent breach of same or any other term, covenant or condition herein contained. The subsequent acceptance of Rent hereunder by Landlord shall not be deemed to be a waiver of any preceding breach by Tenant of any term, covenant or condition of this Lease, other than the failure of Tenant to pay the particular Rent so accepted, regardless of Landlord’s knowledge of such preceding breach at the time of acceptance of such Rent. No acceptance of a lesser amount than the Rent herein stipulated shall be deemed a waiver of Landlord’s right to receive the full amount due, nor shall any endorsement or statement on any check or payment or any letter accompanying such check or payment be deemed an accord and satisfaction, and Landlord may accept such check or payment without prejudice to Landlord’s right to recover the full amount due. No receipt of monies by Landlord from Tenant after the termination of this Lease shall in any way alter the length of the Lease Term or of Tenant’s right of possession hereunder, or after the giving of any notice shall reinstate, continue or extend the Lease Term or affect any notice given Tenant prior to the receipt of such monies, it being agreed that after the service of notice or the commencement of a suit, or after final judgment for possession of the Premises, Landlord may receive and collect any Rent due, and the payment of said Rent shall not waive or affect said notice, suit or judgment.

13. CONDEMNATION

If the whole or any part of the Premises, Building or Project shall be taken by power of eminent domain or condemned by any competent authority for any public or quasi-public use or purpose, or if any adjacent property or street shall be so taken or condemned, or reconfigured or vacated by such authority in such manner as to require the use, reconstruction or remodeling of any part of the Premises, Building or Project, or if Landlord shall grant a deed or other instrument in lieu of such taking by eminent domain or condemnation, Landlord shall have the option to terminate this Lease effective as of the date possession is required to be surrendered to the authority. Tenant shall not because of such taking assert any claim against Landlord or the authority for any compensation because of such taking and Landlord shall be entitled to the entire award or payment in connection therewith, except that Tenant shall have the right to file any separate claim available to Tenant for any taking of Tenant’s personal property and fixtures belonging to Tenant and removable by Tenant upon expiration of the Lease Term pursuant to the terms of this Lease, and for moving expenses, so long as such claims do not diminish the award available to Landlord, its ground lessor with respect to the Building or Project or its mortgagee, and such claim is payable separately to Tenant. All Rent shall be apportioned as of the date of such termination. If any part of the Premises shall be taken, and this Lease shall not be so terminated, the Rent shall be proportionately abated. Tenant hereby waives any and all rights it might otherwise have pursuant to Section 1265.130 of The California Code of Civil Procedure. Notwithstanding anything to the contrary contained in this Article 13, in the event of a temporary taking of all or any portion of the Premises for a period of one hundred and eighty (180) days or

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less, and provided that such temporary taking does not materially preclude or unreasonably diminish Tenant’s ability to conduct business from the Premises, then this Lease shall not terminate but the Base Rent and the Additional Rent shall be abated for the period of such taking in proportion to the ratio that the amount of rentable square feet of the Premises taken bears to the total rentable square feet of the Premises. Landlord shall be entitled to receive the entire award made in connection with any such temporary taking, provided, however, that Tenant shall be entitled to a share of the award for any loss of fixtures and improvements and for moving and other reasonable expenses that do not otherwise reduce Landlord’s recovery.

14. ASSIGNMENT AND SUBLETTING

14.1 Transfers. Except as specifically permitted in Section 14.8, below, Tenant shall not, without the prior written consent of Landlord, assign, mortgage, pledge, hypothecate, encumber, or permit any lien to attach to, or otherwise transfer, this Lease or any interest hereunder, permit any assignment, or other transfer of this Lease or any interest hereunder by operation of law, sublet the Premises or any part thereof, or enter into any license or concession agreements or otherwise permit the occupancy or use of the Premises or any part thereof by any persons other than Tenant and its employees and contractors (all of the foregoing are hereinafter sometimes referred to collectively as “Transfers” and any person to whom any Transfer is made or sought to be made is hereinafter sometimes referred to as a “Transferee”). If Tenant desires Landlord’s consent to any Transfer, Tenant shall notify Landlord in writing, which notice (the “Transfer Notice”) shall include (i) the proposed effective date of the Transfer, which shall not be less than twenty (20) days nor more than one hundred eighty (180) days after the date of delivery of the Transfer Notice, (ii) a description of the portion of the Premises to be transferred (the “Subject Space”), (iii) all of the terms of the proposed Transfer and the consideration therefor, including calculation of the “Transfer Premium”, as that term is defined in Section 14.3 below, in connection with such Transfer, the name and address of the proposed Transferee, and a copy of all existing executed and/or proposed documentation pertaining to the proposed Transfer, and (iv) current financial statements of the proposed Transferee certified by an officer, partner or owner thereof, business credit and personal references and history of the proposed Transferee and any other information reasonably required by Landlord which will enable Landlord to determine the financial responsibility, character, and reputation of the proposed Transferee, nature of such Transferee’s business and proposed use of the Subject Space. Any Transfer made without Landlord’s prior written consent shall, at Landlord’s option, be null, void and of no effect, and shall, at Landlord’s option, constitute a default by Tenant under this Lease. Whether or not Landlord consents to any proposed Transfer, Tenant shall pay Landlord’s reasonable review and processing fees, as well as any reasonable professional fees (including, without limitation, attorneys’, accountants’, architects’, engineers’ and consultants’ fees) incurred by Landlord (not to exceed $3,000 in the aggregate), within thirty (30) days after written request by Landlord.

14.2 Landlord’s Consent. Landlord shall not unreasonably withhold, condition or delay its consent to any proposed Transfer of the Subject Space to the Transferee on the terms specified in the Transfer Notice. Without limitation as to other reasonable grounds for withholding consent, the parties hereby agree that it shall be reasonable under this Lease and under any applicable law for Landlord to withhold consent to any proposed Transfer where one or more of the following apply:

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14.2.1 The Transferee is of a character or reputation or engaged in a business which is not consistent with the quality of the Building or the Project;

14.2.2 The Transferee is either a governmental agency or instrumentality thereof;

14.2.3 The Transferee is not a party of reasonable financial worth and/or financial stability in light of the responsibilities to be undertaken in connection with the Transfer on the date consent is requested;

14.2.4 The proposed Transfer would cause a violation of another lease for space in the Project, or would give an occupant of the Project a right to cancel its lease; or

14.2.5 Either the proposed Transferee, or any person or entity which directly or indirectly, controls, is controlled by, or is under common control with, the proposed Transferee, is negotiating with Landlord or has negotiated with Landlord during the six (6) month period immediately preceding the date Landlord receives the Transfer Notice, to lease space in the Project, and Landlord has comparable space available for lease at the relevant time.

If Landlord consents to any Transfer pursuant to the terms of this Section 14.2 (and does not exercise any recapture rights Landlord may have under Section 14.4 of this Lease), Tenant may within six (6) months after Landlord’s consent, but not later than the expiration of said six-month period, enter into such Transfer of the Premises or portion thereof, upon substantially the same terms and conditions as are set forth in the Transfer Notice furnished by Tenant to Landlord pursuant to Section 14.1 of this Lease, provided that if there are any changes in the terms and conditions from those specified in the Transfer Notice (i) such that Landlord would initially have been entitled to refuse its consent to such Transfer under this Section 14.2, Tenant shall again submit the Transfer to Landlord for its approval and other action under this Article 14 (including Landlord’s right of recapture, if any, under Section 14.4 of this Lease). Notwithstanding anything to the contrary in this Lease, if Tenant or any proposed Transferee claims that Landlord has unreasonably withheld or delayed its consent under Section 14.2 or otherwise has breached or acted unreasonably under this Article 14, their sole remedies shall be a suit for contract damages (other than damages for injury to, or interference with, Tenant’s business including, without limitation, loss of profits, however occurring) or declaratory judgment and an injunction for the relief sought, and Tenant hereby waives all other remedies, including, without limitation, any right at law or equity to terminate this Lease, on its own behalf and, to the extent permitted under all applicable laws, on behalf of the proposed Transferee.

14.3 Transfer Premium. If Landlord consents to a Transfer, as a condition thereto which the parties hereby agree is reasonable, Tenant shall pay to Landlord fifty percent (50%) of any “Transfer Premium,” as that term is defined in this Section 14.3, received by Tenant from such Transferee. “Transfer Premium” shall mean all rent, additional rent or other consideration payable by such Transferee in connection with the Transfer in excess of the Rent and Additional Rent payable by Tenant under this Lease during the term of the Transfer on a per rentable square foot basis if less than all of the Premises is transferred, after deducting the reasonable expenses incurred by Tenant for (i) any changes, alterations and improvements to the Premises in connection with the Transfer, (ii) any free base rent reasonably provided to the Transferee in connection with the Transfer (provided that such free rent shall be deducted only to the extent the

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same is included in the calculation of total consideration payable by such Transferee), and (iii) any brokerage commissions in connection with the Transfer (iv) legal fees reasonably incurred in connection with the Transfer, and (v) and fees paid to Landlord in connection with Tenant’s request for consent (collectively, “Tenant’s Subleasing Costs”). “Transfer Premium” shall also include, but not be limited to, key money, bonus money or other cash consideration paid by Transferee to Tenant in connection with such Transfer, and any payment in excess of fair market value (i) for services rendered by Tenant to Transferee or (ii) assets, fixtures, inventory, equipment, or furniture transferred by Tenant to Transferee in connection with such Transfer. The determination of the amount of Landlord’s applicable share of the Transfer Premium shall be made on a monthly basis as rent or other consideration is received by Tenant under the Transfer.

14.4 Landlord’s Option as to Subject Space. Notwithstanding anything to the contrary contained in this Article 14 (except for Section 14.8), in the event Tenant contemplates a Transfer which, together with all prior Transfers then remaining in effect, would cause fifty percent (50%) or more of the Premises to be Transferred for fifty percent (50%) or more of the then remaining Lease Term (assuming all sublease renewal or extension rights are exercised), Tenant shall give Landlord notice (the “Intention to Transfer Notice”) of such contemplated Transfer (whether or not the contemplated Transferee or the terms of such contemplated Transfer have been determined). The Intention to Transfer Notice shall specify the portion of and amount of rentable square feet of the Premises which Tenant intends to Transfer (the “Contemplated Transfer Space”), the contemplated date of commencement of the Contemplated Transfer (the “Contemplated Effective Date”), and the contemplated length of the term of such contemplated Transfer, and shall specify that such Intention to Transfer Notice is delivered to Landlord pursuant to this Section 14.4 in order to allow Landlord to elect to recapture the Contemplated Transfer Space. Thereafter, Landlord shall have the option, by giving written notice to Tenant within fifteen (15) days after receipt of any Intention to Transfer Notice, to recapture the Contemplated Transfer Space. Such recapture shall cancel and terminate this Lease with respect to such Contemplated Transfer Space as of the Contemplated Effective Date. In the event of a recapture by Landlord, if this Lease shall be canceled with respect to less than the entire Premises, the Rent reserved herein shall be prorated on the basis of the number of rentable square feet retained by Tenant in proportion to the number of rentable square feet contained in the Premises, and this Lease as so amended shall continue thereafter in full force and effect, and upon request of either party, the parties shall execute written confirmation of the same.

14.5 Effect of Transfer. If Landlord consents to a Transfer, (i) the terms and conditions of this Lease shall in no way be deemed to have been waived or modified, (ii) such consent shall not be deemed consent to any further Transfer by either Tenant or a Transferee, (iii) Tenant shall deliver to Landlord, promptly after execution, an original executed copy of all documentation pertaining to the Transfer in form reasonably acceptable to Landlord, (iv) Tenant shall furnish upon Landlord’s request a complete statement, certified by an independent certified public accountant, or Tenant’s chief financial officer, setting forth in detail the computation of any Transfer Premium Tenant has derived and shall derive from such Transfer, and (v) no Transfer relating to this Lease or agreement entered into with respect thereto, whether with or without Landlord’s consent, shall relieve Tenant or any guarantor of the Lease from any liability under this Lease, including, without limitation, in connection with the Subject Space. Landlord or its authorized representatives shall have the right at all reasonable times to audit the books,

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records and papers of Tenant relating to any Transfer, and shall have the right to make copies thereof. If the Transfer Premium respecting any Transfer shall be found understated, Tenant shall, within thirty (30) days after demand, pay the deficiency, and if understated by more than five percent (5%), Tenant shall pay Landlord’s costs of such audit.

14.6 Intentionally Omitted.

14.7 Occurrence of Default. Any Transfer hereunder shall be subordinate and subject to the provisions of this Lease, and if this Lease shall be terminated during the term of any Transfer, Landlord shall have the right to: (i) treat such Transfer as cancelled and repossess the Subject Space by any lawful means, or (ii) require that such Transferee attorn to and recognize Landlord as its landlord under any such Transfer. If Tenant shall be in default under this Lease, Landlord is hereby irrevocably authorized, as Tenant’s agent and attorney-in-fact, to direct any Transferee to make all payments under or in connection with the Transfer directly to Landlord (which Landlord shall apply towards Tenant’s obligations under this Lease) until such default is cured. Such Transferee shall rely on any representation by Landlord that Tenant is in default hereunder, without any need for confirmation thereof by Tenant. Upon any assignment, the assignee shall assume in writing all obligations and covenants of Tenant thereafter to be performed or observed under this Lease. No collection or acceptance of rent by Landlord from any Transferee shall be deemed a waiver of any provision of this Article 14 or the approval of any Transferee or a release of Tenant from any obligation under this Lease, whether theretofore or thereafter accruing. In no event shall Landlord’s enforcement of any provision of this Lease against any Transferee be deemed a waiver of Landlord’s right to enforce any term of this Lease against Tenant or any other person. If Tenant’s obligations hereunder have been guaranteed, Landlord’s consent to any Transfer shall not be effective unless the guarantor also consents to such Transfer.

14.8 Non-Transfers. Notwithstanding anything to the contrary contained in this Article 14, (i) an assignment or subletting of all or a portion of the Premises to an affiliate of Tenant (an entity which is controlled by, controls, or is under common control with, Tenant), (ii) an assignment of the Premises to an entity which acquires all or substantially all of the assets or interests (partnership, stock, membership or other) of Tenant, (iii) an assignment of the Premises to an entity which is the resulting entity of a merger or consolidation of Tenant, or (iv) a sale of interests (partnership, stock, membership or other) in Tenant in connection with either a bonafide financing for the benefit of the Tenant or an initial public offering of Tenant’s stock on a nationally-recognized stock exchange (collectively, a “Permitted Transferee”), shall not be deemed a Transfer under this Article 14, provided that (A) following execution Tenant notifies Landlord of any such assignment or sublease and promptly supplies Landlord with any documents or information reasonably requested by Landlord regarding such assignment or sublease or such affiliate, (B) such assignment or sublease is not a subterfuge by Tenant to avoid its obligations under this Lease, (C) such Permitted Transferee shall be of a character and reputation consistent with the quality of the Building, and (D) such Permitted Transferee shall have a tangible net worth (not including goodwill as an asset) computed in accordance with generally accepted accounting principles (“Net Worth”) at least equal to the Net Worth of Tenant on the day immediately preceding the effective date of such assignment or sublease. An assignee of Tenant’s entire interest that is also a Permitted Transferee may also be known as a “Permitted Assignee”. “Control,” as used in this Section 14.8, shall mean the ownership,

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directly or indirectly, of at least fifty-one percent (51%) of the voting securities of, or possession of the right to vote, in the ordinary direction of its affairs, of at least fifty-one percent (51%) of the voting interest in, any person or entity. No such permitted assignment or subletting shall serve to release Tenant from any of its obligations under this Lease.

15. SURRENDER OF PREMISES; OWNERSHIP AND REMOVAL OF TRADE FIXTURES

15.1 Surrender of Premises. No act or thing done by Landlord or any agent or employee of Landlord during the Lease Term shall be deemed to constitute an acceptance by Landlord of a surrender of the Premises unless such intent is specifically acknowledged in writing by Landlord. The delivery of keys to the Premises to Landlord or any agent or employee of Landlord shall not constitute a surrender of the Premises or effect a termination of this Lease, whether or not the keys are thereafter retained by Landlord, and notwithstanding such delivery Tenant shall be entitled to the return of such keys at any reasonable time upon request until this Lease shall have been properly terminated. The voluntary or other surrender of this Lease by Tenant, whether accepted by Landlord or not, or a mutual termination hereof, shall not work a merger, and at the option of Landlord shall operate as an assignment to Landlord of all subleases or subtenancies affecting the Premises or terminate any or all such sublessees or subtenancies.

15.2 Removal of Tenant Property by Tenant. Upon the expiration of the Lease Term, or upon any earlier termination of this Lease, Tenant shall, subject to the provisions of this Article 15, quit and surrender possession of the Premises to Landlord in as good order and condition as when Tenant took possession and as thereafter improved by Landlord and/or Tenant, reasonable wear and tear, casualty and repairs which are specifically made the responsibility of Landlord hereunder excepted. Upon such expiration or termination, Tenant shall, without expense to Landlord, remove or cause to be removed from the Premises all debris and rubbish, and such items of furniture, equipment, free-standing cabinet work, movable partitions and other articles of personal property owned by Tenant or installed or placed by Tenant at its expense in the Premises, and such similar articles of any other persons claiming under Tenant, as Landlord may, in its reasonable discretion, require to be removed, and Tenant shall repair at its own expense all damage to the Premises resulting from such removal.

15.3 Environmental Assessment. In the event that, during the Lease Term, Tenant elects to use any portion of the Premises for research and development, engineering, and/or laboratory purposes, then in connection with its surrender of the Premises, Tenant shall submit to Landlord, at least thirty (30) days prior to the expiration date of this Lease (or in the event of an earlier termination of this Lease, as soon as reasonably possible following such termination), an environmental Assessment of the Premises by a competent and experienced environmental engineer or engineering firm reasonably satisfactory to Landlord (pursuant to a contract approved by Landlord and providing that Landlord can rely on the Environmental Assessment), which (i) evidences that the Premises are in a clean and safe condition and free and clear of any Hazardous Materials for which Tenant is responsible under the terms of this Lease; and (ii) includes a review of the Premises by an environmental consultant for asbestos, mold, fungus, spores, and other moisture conditions, on-site chemical use, and lead-based paint. If such Environmental Assessment reveals that remediation or Clean-up is required under any

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Environmental Laws for which Tenant is responsible under the terms of this Lease, Tenant shall submit a remediation plan prepared by a recognized environmental consultant and shall be responsible for all costs of remediation and Clean-up, as more particularly provided in Section 5.4, above.

16. HOLDING OVER

If Tenant holds over after the expiration of the Lease Term or earlier termination thereof, with the express or implied consent of Landlord, such tenancy shall be from month-to-month only, and shall not constitute a renewal hereof or an extension for any further term. If Tenant holds over after the expiration of the Lease Term of earlier termination thereof, without the express or implied consent of Landlord, such tenancy shall be deemed to be a tenancy by sufferance only, and shall not constitute a renewal hereof or an extension for any further term, and Base Rent shall be payable at a monthly rate equal to one hundred twenty-five percent (125%) of the Base Rent applicable during the last rental period of the Lease Term for the initial one (1) month of hold-over and thereafter at a monthly rate equal to one hundred fifty percent (150%) of the Base Rent applicable during the last rental period of the Lease Term under this Lease. Such month-to-month tenancy or tenancy by sufferance, as the case may be, shall be subject to every other applicable term, covenant and agreement contained herein. Nothing contained in this Article 16 shall be construed as consent by Landlord to any holding over by Tenant, and Landlord expressly reserves the right to require Tenant to surrender possession of the Premises to Landlord as provided in this Lease upon the expiration or other termination of this Lease. The provisions of this Article 16 shall not be deemed to limit or constitute a waiver of any other rights or remedies of Landlord provided herein or at law. If Tenant fails to surrender the Premises upon the termination or expiration of this Lease, in addition to any other liabilities to Landlord accruing therefrom, Tenant shall protect, defend, indemnify and hold Landlord harmless from all loss, costs (including reasonable attorneys’ fees) and liability resulting from such failure, including, without limiting the generality of the foregoing, any claims made by any succeeding tenant founded upon such failure to surrender and any lost profits to Landlord resulting therefrom.

17. ESTOPPEL CERTIFICATES

Within ten (10) Business Days following a request in writing by Landlord, Tenant shall execute, acknowledge and deliver to Landlord an estoppel certificate, which, as submitted by Landlord, shall be substantially in the form of Exhibit E, attached hereto (or such other form as may be required by any prospective mortgagee or purchaser of the Project, or any portion thereof), indicating therein any exceptions thereto that may exist at that time, and shall also contain any other information reasonably requested by Landlord or Landlord’s mortgagee or prospective mortgagee. Any such certificate may be relied upon by any prospective mortgagee or purchaser of all or any portion of the Project. Tenant shall execute and deliver whatever other instruments may be reasonably required for such purposes. At any time during the Lease Term, Landlord may require Tenant to provide Landlord with a current financial statement and financial statements of the two (2) years prior to the current financial statement year. Such statements shall be prepared in accordance with generally accepted accounting principles and, if such is the normal practice of Tenant, shall be audited by an independent certified public accountant. Failure of Tenant to timely execute, acknowledge and deliver such estoppel

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certificate or other instruments shall constitute an acceptance of the Premises and an acknowledgment by Tenant that statements included in the estoppel certificate are true and correct, without exception.

18. SUBORDINATION

This Lease shall be subject and subordinate to all present and future ground or underlying leases of the Building or Project and to the lien of any mortgage, trust deed or other encumbrances now or hereafter in force against the Building or Project or any part thereof, if any, and to all renewals, extensions, modifications, consolidations and replacements thereof, and to all advances made or hereafter to be made upon the security of such mortgages or trust deeds, unless the holders of such mortgages, trust deeds or other encumbrances, or the lessors under such ground lease or underlying leases, require in writing that this Lease be superior thereto. Tenant covenants and agrees in the event any proceedings are brought for the foreclosure of any such mortgage or deed in lieu thereof (or if any ground lease is terminated), to attorn, without any deductions or set-offs whatsoever, to the lienholder or purchaser or any successors thereto upon any such foreclosure sale or deed in lieu thereof (or to the ground lessor), if so requested to do so by such purchaser or lienholder or ground lessor, and to recognize such purchaser or lienholder or ground lessor as the lessor under this Lease, provided such lienholder or purchaser or ground lessor shall agree to accept this Lease and not disturb Tenant’s occupancy, so long as Tenant timely pays the rent and observes and performs the terms, covenants and conditions of this Lease to be observed and performed by Tenant. Landlord’s delivery to Tenant of commercially reasonable non-disturbance agreement(s) in favor of Tenant from any ground lessors, mortgage holders or lien holders of Landlord who come into existence following the date hereof but prior to the expiration of the Lease Term shall be in consideration of, and a condition precedent to, Tenant’s agreement to subordinate this Lease to any such ground lease, mortgage or lien. Landlord’s interest herein may be assigned as security at any time to any lienholder. Tenant shall, within ten (10) Business Days of request by Landlord, execute such further instruments or assurances as Landlord may reasonably deem necessary to evidence or confirm the subordination or superiority of this Lease to any such mortgages, trust deeds, ground leases or underlying leases. Tenant waives the provisions of any current or future statute, rule or law which may give or purport to give Tenant any right or election to terminate or otherwise adversely affect this Lease and the obligations of the Tenant hereunder in the event of any foreclosure proceeding or sale. Landlord represents that, as of the date of this Lease, there are no ground or underlying leases or liens of any mortgage or trust deed encumbering the Building or Project. Landlord hereby represents and warrants to Tenant that, as of the date of this Lease, there is no deed of trust or mortgage encumbering the Building.

19. DEFAULTS; REMEDIES

19.1 Events of Default. The occurrence of any of the following shall constitute a default of this Lease by Tenant:

19.1.1 Any failure by Tenant to pay any Rent or any other charge required to be paid under this Lease, or any part thereof, when due unless such failure is cured within five (5) Business Days after notice; or

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19.1.2 Except where a specific time period is otherwise set forth for Tenant’s performance in this Lease, in which event the failure to perform by Tenant within such time period shall be a default by Tenant under this Section 19.1.2, any failure by Tenant to observe or perform any other provision, covenant or condition of this Lease to be observed or performed by Tenant where such failure continues for thirty (30) days after written notice thereof from Landlord to Tenant; provided that if the nature of such default is such that the same cannot reasonably be cured within a thirty (30) day period, Tenant shall not be deemed to be in default if it diligently commences such cure within such period and thereafter diligently proceeds to rectify and cure such default; or

19.1.3 Abandonment of the Premises by Tenant without making commercially reasonable provision for its security; or

19.1.4 The failure by Tenant to observe or perform according to the provisions of Articles 5, 14, 17 or 18 of this Lease where such failure continues for more than two (2) Business Days after notice from Landlord.

The notice periods provided herein are in lieu of, and not in addition to, any notice periods provided by law.

19.2 Remedies Upon Default. Upon the occurrence of any event of default by Tenant (as described in Section 19.1 above), Landlord shall have, in addition to any other remedies available to Landlord at law or in equity (all of which remedies shall be distinct, separate and cumulative), the option to pursue any one or more of the following remedies, each and all of which shall be cumulative and nonexclusive, without any notice or demand whatsoever.

19.2.1 Terminate this Lease, in which event Tenant shall immediately surrender the Premises to Landlord, and if Tenant fails to do so, Landlord may, without prejudice to any other remedy which it may have for possession or arrearages in rent, enter upon and take possession of the Premises and expel or remove Tenant and any other person who may be occupying the Premises or any part thereof, without being liable for prosecution or any claim or damages therefor; and Landlord may recover from Tenant the following:

(i) The worth at the time of award of the unpaid rent which has been earned at the time of such termination; plus

(ii) The worth at the time of award of the amount by which the unpaid rent which would have been earned after termination until the time of award exceeds the amount of such rental loss that Tenant proves could have been reasonably avoided; plus

(iii) The worth at the time of award of the amount by which the unpaid rent for the balance of the Lease Term after the time of award exceeds the amount of such rental loss that Tenant proves could have been reasonably avoided; plus

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(iv) Any other amount necessary to compensate Landlord for all the detriment proximately caused by Tenant’s failure to perform its obligations under this Lease or which in the ordinary course of things would be likely to result therefrom, specifically including but not limited to, brokerage commissions and advertising expenses incurred, expenses of remodeling the Premises or any portion thereof for a new tenant, whether for the same or a different use, and any special concessions made to obtain a new tenant; and

(v) At Landlord’s election, such other amounts in addition to or in lieu of the foregoing as may be permitted from time to time by applicable law.

The term “rent” as used in this Section 19.2 shall be deemed to be and to mean all sums of every nature required to be paid by Tenant pursuant to the terms of this Lease, whether to Landlord or to others. As used in Sections 19.2.1(i) and (ii), above, the “worth at the time of award” shall be computed by allowing interest at the rate set forth in Article 25 of this Lease, but in no case greater than the maximum amount of such interest permitted by law. As used in Section 19.2.1(iii) above, the “worth at the time of award” shall be computed by discounting such amount at the discount rate of the Federal Reserve Bank of San Francisco at the time of award plus one percent (1%).

19.2.2 Landlord shall have the remedy described in California Civil Code Section 1951.4 (lessor may continue lease in effect after lessee’s breach and abandonment and recover rent as it becomes due, if lessee has the right to sublet or assign, subject only to reasonable limitations). Accordingly, if Landlord does not elect to terminate this Lease on account of any default by Tenant, Landlord may, from time to time, without terminating this Lease, enforce all of its rights and remedies under this Lease, including the right to recover all rent as it becomes due.

19.2.3 Landlord shall at all times have the rights and remedies (which shall be cumulative with each other and cumulative and in addition to those rights and remedies available under Sections 19.2.1 and 19.2.2, above, or any law or other provision of this Lease), without prior demand or notice except as required by applicable law, to seek any declaratory, injunctive or other equitable relief, and specifically enforce this Lease, or restrain or enjoin a violation or breach of any provision hereof.

19.3 Subleases of Tenant. Whether or not Landlord elects to terminate this Lease on account of any default by Tenant, as set forth in this Article 19, Landlord shall have the right to terminate any and all subleases, licenses, concessions or other consensual arrangements for possession entered into by Tenant and affecting the Premises or may, in Landlord’s sole discretion, succeed to Tenant’s interest in such subleases, licenses, concessions or arrangements. In the event of Landlord’s election to succeed to Tenant’s interest in any such subleases, licenses, concessions or arrangements, Tenant shall, as of the date of notice by Landlord of such election, have no further right to or interest in the rent or other consideration receivable thereunder.

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19.4 Efforts to Relet. No re-entry or repossession, repairs, maintenance, changes, alterations and additions, reletting, appointment of a receiver to protect Landlord’s interests hereunder, or any other action or omission by Landlord shall be construed as an election by Landlord to terminate this Lease or Tenant’s right to possession, or to accept a surrender of the Premises, nor shall same operate to release Tenant in whole or in part from any of Tenant’s obligations hereunder, unless express written notice of such intention is sent by Landlord to Tenant. Tenant hereby irrevocably waives any right otherwise available under any law to redeem or reinstate this Lease.

19.5 Landlord Default.

19.5.1 General. Notwithstanding anything to the contrary set forth in this Lease, Landlord shall not be in default in the performance of any obligation required to be performed by Landlord pursuant to this Lease unless Landlord fails to perform such obligation within thirty (30) days after the receipt of notice from Tenant specifying in detail Landlord’s failure to perform; provided, however, if the nature of Landlord’s obligation is such that more than thirty (30) days are required for its performance, then Landlord shall not be in default under this Lease if it shall commence such performance within such thirty (30) day period and thereafter diligently pursue the same to completion. Upon any such default by Landlord under this Lease, Tenant may, except as otherwise specifically provided in this Lease to the contrary, exercise any of its rights provided at law or in equity.

19.5.2 Abatement of Rent. In the event that Tenant is prevented from using, and does not use, the Premises or any portion thereof, as a result of (i) any repair, maintenance or alteration performed by Landlord, or which Landlord failed to perform, after the Rent Commencement Date and required by this Lease, which substantially interferes with Tenant’s use of the Premises, or (ii) any failure to provide services, utilities or access to the Premises as required by this Lease (either such set of circumstances as set forth in items (i) or (ii), above, to be known as an “Abatement Event”), then Tenant shall give Landlord notice of such Abatement Event, and if such Abatement Event continues for five (5) consecutive Business Days after Landlord’s receipt of any such notice (the “Eligibility Period”) and either (A) Landlord does not diligently commence and pursue to completion the remedy of such Abatement Event or (B) Landlord receives proceeds from its rental interruption insurance which covers such Abatement Event, then the Base Rent and Tenant’s Share of Direct Expenses shall be abated or reduced, as the case may be, after expiration of the Eligibility Period for such time that Tenant continues to be so prevented from using, and does not use for the normal conduct of Tenant’s business, the Premises or a portion thereof, in the proportion that the rentable area of the portion of the Premises that Tenant is prevented from using, and does not use, bears to the total rentable area of the Premises; provided, however, in the event that Tenant is prevented from using, and does not use, a portion of the Premises for a period of time in excess of the Eligibility Period and the remaining portion of the Premises is not sufficient to allow Tenant to effectively conduct its business therein, and if Tenant does not conduct its business from such remaining portion, then for such time after expiration of the Eligibility Period during which Tenant is so prevented from effectively conducting its business therein, the Base

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Rent and Tenant’s Share of Direct Expenses for the entire Premises shall be abated for such time as Tenant continues to be so prevented from using, and does not use, the Premises. If, however, Tenant reoccupies any portion of the Premises during such period, the Rent allocable to such reoccupied portion, based on the proportion that the rentable area of such reoccupied portion of the Premises bears to the total rentable area of the Premises, shall be payable by Tenant from the date Tenant reoccupies such portion of the Premises. To the extent an Abatement Event is caused by an event covered by Articles 11 or 13 of this Lease, then Tenant’s right to abate rent shall be governed by the terms of such Article 11 or 13, as applicable, and the Eligibility Period shall not be applicable thereto. Such right to abate Base Rent and Tenant’s Share of Direct Expenses shall be Tenant’s sole and exclusive remedy for rent abatement at law or in equity for an Abatement Event. Except as provided in this Section 19.5.2, nothing contained herein shall be interpreted to mean that Tenant is excused from paying Rent due hereunder.

20. COVENANT OF QUIET ENJOYMENT

Landlord covenants that Tenant, on paying the Rent, charges for services and other payments herein reserved and on keeping, observing and performing all the other terms, covenants, conditions, provisions and agreements herein contained on the part of Tenant to be kept, observed and performed, shall, during the Lease Term, peaceably and quietly have, hold and enjoy the Premises subject to the terms, covenants, conditions, provisions and agreements hereof without interference by any persons lawfully claiming by or through Landlord. The foregoing covenant is in lieu of any other covenant express or implied.

21. LETTER OF CREDIT

21.1 Delivery of Letter of Credit. Tenant shall deliver to Landlord, concurrently with Tenant’s execution of this Lease, an unconditional, clean, irrevocable letter of credit (the “L-C”) in the amount set forth in Section 9 of the Summary (the “L-C Amount”), which L-C shall be issued by Silicon Valley Bank, or other money- center, solvent and nationally recognized bank (a bank which accepts deposits, maintains accounts, has a local San Francisco Bay Area office which will negotiate a letter of credit, and whose deposits are insured by the FDIC) reasonably acceptable to Landlord (such approved, issuing bank being referred to herein as the “Bank”), which Bank must have a rating from Standard and Poor’s Corporation of A- or better (or any equivalent rating thereto from any successor or substitute rating service selected by Lessor) and a letter of credit issuer rating from Moody’s Investor Service of A3 or better (or any equivalent rating thereto from any successor rating agency thereto) (collectively, the “Bank’s Credit Rating Threshold”), and which L C shall be in the form of Exhibit F, attached hereto. Notwithstanding the foregoing, Landlord hereby approves Silicon Valley Bank as the Bank. Tenant shall pay all expenses, points and/or fees incurred by Tenant in obtaining the L-C. The L-C shall (i) be “callable” at sight, irrevocable and unconditional, (ii) be maintained in effect, whether through renewal or extension, for the period commencing on the date of this Lease and continuing until the date (the “L C Expiration Date”) that is no less than sixty (60) days after the expiration of the Lease Term as the same may be extended, and Tenant shall deliver a new L C or certificate of renewal or extension to Landlord at least thirty (30) days prior to the expiration of the L-C then held by Landlord, without any action whatsoever on the part of Landlord, (iii) be

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fully assignable by Landlord, its successors and assigns, (iv) permit partial draws and multiple presentations and drawings, and (v) be otherwise subject to the International Standby Practices-ISP 98, International Chamber of Commerce Publication #590. Landlord, or its then managing agent, shall have the right to draw down an amount up to the face amount of the L-C if any of the following shall have occurred or be applicable: (A) such amount is due to Landlord under the terms and conditions of this Lease, and has not been paid within applicable notice and cure periods, or (B) Tenant has filed a voluntary petition under the U. S. Bankruptcy Code or any state bankruptcy code (collectively, “Bankruptcy Code”), or (C) an involuntary petition has been filed against Tenant under the Bankruptcy Code that is not dismissed within thirty (30) days, or (D) the Bank has notified Landlord that the L-C will not be renewed or extended through the L-C Expiration Date, and Tenant has not provided a replacement L-C that satisfies the requirements of this Lease at least thirty (30) days prior to such expiration, or (E) Tenant is placed into receivership or conservatorship, or becomes subject to similar proceedings under Federal or State law, or (F) Tenant executes an assignment for the benefit of creditors, or (G) if (1) any of the Bank’s (other than Silicon Valley Bank) Fitch Ratings (or other comparable ratings to the extent the Fitch Ratings are no longer available) have been reduced below the Bank’s Credit Rating Threshold, or (2) there is otherwise a material adverse change in the financial condition of the Bank, and Tenant has failed to provide Landlord with a replacement letter of credit, conforming in all respects to the requirements of this Article 21 (including, but not limited to, the requirements placed on the issuing Bank more particularly set forth in this Section 21.1 above), in the amount of the applicable L-C Amount, within ten (10) days following Landlord’s written demand therefor (with no other notice or cure or grace period being applicable thereto, notwithstanding anything in this Lease to the contrary) (each of the foregoing being an “L-C Draw Event”). The L- C shall be honored by the Bank regardless of whether Tenant disputes Landlord’s right to draw upon the L-C. In addition, in the event the Bank is placed into receivership or conservatorship by the Federal Deposit Insurance Corporation or any successor or similar entity, then, effective as of the date such receivership or conservatorship occurs, said L-C shall be deemed to fail to meet the requirements of this Article 21, and, within ten (10) days following Landlord’s notice to Tenant of such receivership or conservatorship (the “L-C FDIC Replacement Notice”), Tenant shall replace such L-C with a substitute letter of credit from a different issuer (which issuer shall meet or exceed the Bank’s Credit Rating Threshold and shall otherwise be acceptable to Landlord in its reasonable discretion) and that complies in all respects with the requirements of this Article 21. If Tenant fails to replace such L-C with such conforming, substitute letter of credit pursuant to the terms and conditions of this Section 21.1, then, notwithstanding anything in this Lease to the contrary, Landlord shall have the right to declare Tenant in default of this Lease for which there shall be no notice or grace or cure periods being applicable thereto (other than the aforesaid ten (10) day period). Tenant shall be responsible for the payment of any and all Tenant’s and Bank’s costs incurred with the review of any replacement L-C, which replacement is required pursuant to this Section or is otherwise requested by Tenant.

21.2 Application of L-C. Tenant hereby acknowledges and agrees that Landlord is entering into this Lease in material reliance upon the ability of Landlord to draw upon the L-C upon the occurrence of any L-C Draw Event. In the event of any L-C Draw Event, Landlord may, but without obligation to do so, and without notice to Tenant, draw upon the L-C, in part or in whole, in the amount necessary to cure any such L-C Draw Event and/or to compensate Landlord for any and all damages of any kind or nature sustained or which Landlord reasonably

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estimates that it will sustain resulting from Tenant’s breach or default of the Lease or other L-C Draw Event and/or to compensate Landlord for any and all damages arising out of, or incurred in connection with, the termination of this Lease, including, without limitation, those specifically identified in Section 1951.2 of the California Civil Code. The use, application or retention of the L-C, or any portion thereof, by Landlord shall not prevent Landlord from exercising any other right or remedy provided by this Lease or by any applicable law, it being intended that Landlord shall not first be required to proceed against the L-C, and such L-C shall not operate as a limitation on any recovery to which Landlord may otherwise be entitled. Tenant agrees not to interfere in any way with payment to Landlord of the proceeds of the L-C, either prior to or following a “draw” by Landlord of any portion of the L-C, regardless of whether any dispute exists between Tenant and Landlord as to Landlord’s right to draw upon the L-C. No condition or term of this Lease shall be deemed to render the L-C conditional to justify the issuer of the L-C in failing to honor a drawing upon such L-C in a timely manner. Tenant agrees and acknowledges that (i) the L-C constitutes a separate and independent contract between Landlord and the Bank, (ii) Tenant is not a third party beneficiary of such contract, (iii) Tenant has no property interest whatsoever in the L-C or the proceeds thereof, and (iv) in the event Tenant becomes a debtor under any chapter of the Bankruptcy Code, Tenant is placed into receivership or conservatorship, and/or there is an event of a receivership, conservatorship or a bankruptcy filing by, or on behalf of, Tenant, neither Tenant, any trustee, nor Tenant’s bankruptcy estate shall have any right to restrict or limit Landlord’s claim and/or rights to the L-C and/or the proceeds thereof by application of Section 502(b)(6) of the U. S. Bankruptcy Code or otherwise. In the event of an assignment by Tenant of its interest in this Lease (and irrespective of whether Landlord’s consent is required for such assignment), the acceptance of any replacement or substitute L-C by Landlord from the assignee shall be subject to Landlord’s prior written approval, in Landlord’s reasonable discretion, and the actual and reasonable attorney’s fees incurred by Landlord in connection with such determination shall be payable by Tenant to Landlord within ten (10) days of billing.

21.3 L-C Amount; Maintenance of L-C by Tenant. If, as a result of any drawing by Landlord of all or any portion of the L-C, the amount of the L-C shall be less than the L-C Amount, Tenant shall, within five (5) days thereafter, provide Landlord with additional letter(s) of credit in an amount equal to the deficiency, and any such additional letter(s) of credit shall comply with all of the provisions of this Article 21. Tenant further covenants and warrants that it will neither assign nor encumber the L-C or any part thereof and that neither Landlord nor its successors or assigns will be bound by any such assignment, encumbrance, attempted assignment or attempted encumbrance. Without limiting the generality of the foregoing, if the L-C expires earlier than the L-C Expiration Date, Landlord will accept a renewal thereof (such renewal letter of credit to be in effect and delivered to Landlord, as applicable, not later than thirty (30) days prior to the expiration of the L-C), which shall be irrevocable and automatically renewable as above provided through the L-C Expiration Date upon the same terms as the expiring L- C or such other terms as may be acceptable to Landlord in its sole discretion. However, if the L-C is not timely renewed, or if Tenant fails to maintain the L-C in the amount and in accordance with the terms set forth in this Article 21, Landlord shall have the right to either present the L-C to the Bank in accordance with the terms of this Article 21, and the proceeds of the L-C may be applied by Landlord against any Rent payable by Tenant under this Lease that is not paid when due and/or to pay for all losses and damages that Landlord has suffered or that Landlord reasonably estimates that it will suffer as a result of any breach or default by Tenant under this Lease. In the

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event Landlord elects to exercise its rights under the foregoing, (I) any unused proceeds shall constitute the property of Landlord (and not Tenant’s property or, in the event of a receivership, conservatorship, or a bankruptcy filing by Tenant, property of such receivership, conservatorship or Tenant’s bankruptcy estate) and need not be segregated from Landlord’s other assets, and (II) Landlord agrees to pay to Tenant within thirty (30) days after the L-C Expiration Date the amount of any proceeds of the L-C received by Landlord and not applied against any Rent payable by Tenant under this Lease that was not paid when due or used to pay for any losses and/or damages suffered by Landlord (or reasonably estimated by Landlord that it will suffer) as a result of any breach or default by Tenant under this Lease; provided, however, that if prior to the L-C Expiration Date a voluntary petition is filed by Tenant, or an involuntary petition is filed against Tenant by any of Tenant’s creditors, under the Bankruptcy Code, then Landlord shall not be obligated to make such payment in the amount of the unused L-C proceeds until either all preference issues relating to payments under this Lease have been resolved in such bankruptcy or reorganization case or such bankruptcy or reorganization case has been dismissed.

21.4 Transfer and Encumbrance. The L-C shall also provide that Landlord may, at any time and without notice to Tenant and without first obtaining Tenant’s consent thereto, transfer (one or more times) all or any portion of its interest in and to the L-C to another party, person or entity, if such transfer is from or as a part of the assignment by Landlord of its rights and interests in and to this Lease. In the event of a transfer of Landlord’s interest in under this Lease, Landlord shall transfer the L-C, in whole or in part, to the transferee and thereupon Landlord shall, without any further agreement between the parties, be released by Tenant from all liability therefor, and it is agreed that the provisions hereof shall apply to every transfer or assignment of the whole of said L-C to a new landlord. In connection with any such transfer of the L-C by Landlord, Tenant shall, at Tenant’s sole cost and expense, execute and submit to the Bank such applications, documents and instruments as may be necessary to effectuate such transfer and, Tenant shall be responsible for paying the Bank’s transfer and processing fees in connection therewith.

21.5 L-C Not a Security Deposit. Landlord and Tenant (1) acknowledge and agree that in no event or circumstance shall the L-C or any renewal thereof or substitute therefor or any proceeds thereof be deemed to be or treated as a “security deposit” under any law applicable to security deposits in the commercial context, including, but not limited to, Section 1950.7 of the California Civil Code, as such Section now exists or as it may be hereafter amended or succeeded (the “Security Deposit Laws”), (2) acknowledge and agree that the L-C (including any renewal thereof or substitute therefor or any proceeds thereof) is not intended to serve as a security deposit, and the Security Deposit Laws shall have no applicability or relevancy thereto, and (c) waive any and all rights, duties and obligations that any such party may now, or in the future will, have relating to or arising from the Security Deposit Laws. Tenant hereby irrevocably waives and relinquishes the provisions of Section 1950.7 of the California Civil Code and any successor statue, and all other provisions of law, now or hereafter in effect, which (x) establish the time frame by which a landlord must refund a security deposit under a lease, and/or (y) provide that a landlord may claim from a security deposit only those sums reasonably necessary to remedy defaults in the payment of rent, to repair damage caused by a tenant or to clean the premises, it being agreed that Landlord may, in addition, claim those sums specified in this Article 21 and/or those sums reasonably necessary to (a) compensate Landlord for any loss or damage caused by Tenant’s breach of this Lease, including any damages Landlord suffers

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following termination of this Lease, and/or (b) compensate Landlord for any and all damages arising out of, or incurred in connection with, the termination of this Lease, including, without limitation, those specifically identified in Section 1951.2 of the California Civil Code.

21.6 Non-Interference By Tenant. Tenant agrees not to interfere in any way with any payment to Landlord of the proceeds of the L-C, either prior to or following a “draw” by Landlord of all or any portion of the L- C, regardless of whether any dispute exists between Tenant and Landlord as to Landlord’s right to draw down all or any portion of the L-C. No condition or term of this Lease shall be deemed to render the L-C conditional and thereby afford the Bank a justification for failing to honor a drawing upon such L-C in a timely manner. Tenant’s sole remedy in connection with the improper presentment or payment of sight drafts drawn under any L-C shall be the right to obtain from Landlord a refund of the amount of any sight draft(s) that were improperly presented or the proceeds of which were misapplied and reasonable actual out-of-pocket attorneys’ fees, provided that at the time of such refund, Tenant increases the amount of such L-C to the amount (if any) then required under the applicable provisions of this Lease. Tenant acknowledges that the presentment of sight drafts drawn under any L-C, or the Bank’s payment of sight drafts drawn under such L-C, could not under any circumstances cause Tenant injury that could not be remedied by an award of money damages, and that the recovery of money damages would be an adequate remedy therefor. In the event Tenant shall be entitled to a refund as aforesaid and Landlord shall fail to make such payment within ten (10) business days after demand, Tenant shall have the right to deduct the amount thereof from the next installment(s) of Base Rent.

22. INTENTIONALLY OMITTED

23. SIGNS

23.1 Interior Signage. Tenant’s interior building identifying signage shall be provided by Landlord, at Landlord’s sole cost and expense, and such signage shall be comparable to that used by Landlord for other similar floors in the Building and shall comply with Landlord’s then-current Building standard signage program. Tenant shall have the right, subject to Landlord’s reasonable review and approval (keeping in mind that Tenant is not the exclusive Tenant of the Buildings) to prominent, non-exclusive, interior signage in the lobby of the Building.

23.2 Exterior Signage. Subject to Landlord’s prior written approval, in its reasonable discretion, and provided all signs are in keeping with the quality, design and style of the Building and Project, Landlord, at its sole cost and expense, shall install identification signage on one (1) panel, as designated by Landlord, on the existing monument sign located at the exterior of the Project. All permitted signs shall be maintained by Tenant at its expense in a good and safe condition and appearance. Upon the expiration or earlier termination of this Lease, Tenant shall remove all of its signs at Tenant’s sole cost and expense. Tenant shall repair any damage to the Premises or Project, inside or outside, resulting from the erection, maintenance or removal of any signs. Landlord makes no representation that Tenant will receive governmental approval for any such signage.

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23.3 Prohibited Signage and Other Items. Any signs, notices, logos, pictures, names or advertisements which are installed and that have not been separately approved by Landlord may be removed without notice by Landlord at the sole expense of Tenant. Tenant may not install any signs on the exterior or roof of the Project or the Common Areas except as permitted by Landlord’s written consent. Any signs, window coverings, or blinds (even if the same are located behind the Landlord-approved window coverings for the Building), or other items visible from the exterior of the Premises or Building, shall be subject to the prior approval of Landlord, in its sole discretion, except as permitted by Section 23.3.

24. COMPLIANCE WITH LAW

Tenant shall not do anything or suffer anything to be done in or about the Premises or the Project which will in any way conflict with any law, statute, ordinance or other governmental rule, regulation or requirement now in force or which may hereafter be enacted or promulgated (collectively, “Applicable Laws”). Following Landlord’s Substantial Completion of the Tenant Improvements, at Tenant’s sole cost and expense, Tenant shall promptly comply with all such Applicable Laws which relate to (i) Tenant’s use of the Premises, (ii) any Alterations made by Tenant to the Premises, or (iii) the Base Building, but as to the Base Building, only to the extent such obligations are triggered by Alterations made by Tenant to the Premises to the extent such Alterations are not normal and customary business office improvements, or Tenant’s use of the Premises for non-general office or life-science use. Following Landlord’s Substantial Completion of the Tenant Improvements, Tenant shall be responsible, at its sole cost and expense, to make all alterations to the Premises as are required to comply with the Applicable Laws to the extent required in this Article 24. Notwithstanding the foregoing terms of this Article 24 to the contrary, Tenant may defer such compliance with Applicable Laws while Tenant contests, in a court of proper jurisdiction, in good faith, the applicability of such Applicable Laws to the Premises or Tenant’s specific use or occupancy of the Premises; provided, however, Tenant may only defer such compliance if such deferral shall not (a) prohibit Tenant from obtaining or maintaining a certificate of occupancy for the Premises, (b) prohibit Landlord from obtaining or maintaining a certificate of occupancy for the Building or any portion thereof, (c) unreasonably and materially affect the safety of the employees and/or invitees of Landlord or Tenant, (d) create a significant health hazard for the employees and/or invitees of Landlord or Tenant, (e) otherwise materially and adversely affect Tenant’s use of or access to the Buildings or the Premises, or (f) impose material obligations, liability, fines, or penalties upon Landlord, or would materially and adversely affect the use of or access to the Building by Landlord. The judgment of any court of competent jurisdiction or the admission of Tenant in any judicial action, regardless of whether Landlord is a party thereto, that Tenant has violated any of said governmental measures, shall be conclusive of that fact as between Landlord and Tenant. Landlord shall comply with all Applicable Laws relating to the Base Building, provided that compliance with such Applicable Laws is not the responsibility of Tenant under this Lease, and provided further that Landlord’s failure to comply therewith would prohibit tenant from obtaining or maintaining a certificate of occupancy for the Premises, or would unreasonably and materially affect the safety of Tenant’s employees or create a significant health hazard for Tenant’s employees, or would otherwise materially and adversely affect Tenant’s use of or access to the Premises. Landlord shall be permitted to include in Operating Expenses any costs or expenses incurred by Landlord under this Article 24 to the extent not prohibited by the terms of Section 4.2.4 above. For purposes of Section 1938 of the California Civil Code, Landlord hereby discloses to Tenant, and Tenant hereby acknowledges, that the Premises have not undergone inspection by a Certified Access Specialist (CASp).

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25. LATE CHARGES

If any installment of Rent or any other sum due from Tenant shall not be received by Landlord or Landlord’s designee within five (5) Business Days after Tenant’s receipt of written notice from Landlord that said amount is due, then Tenant shall pay to Landlord a late charge equal to five percent (5%) of the overdue amount plus any reasonable attorneys’ fees incurred by Landlord by reason of Tenant’s failure to pay Rent and/or other charges when due hereunder. Notwithstanding the foregoing, Landlord shall not charge Tenant a late charge for the first (1st) late payment in any twelve (12) month period (but in no event with respect to any subsequent late payment in any twelve (12) month period) during the Lease Term that Tenant fails to timely pay Rent or another sum due under this Lease, provided that such late payment is made within three (3) Business Days following the expiration of the five (5) Business Day period following written notice. The late charge shall be deemed Additional Rent and the right to require it shall be in addition to all of Landlord’s other rights and remedies hereunder or at law and shall not be construed as liquidated damages or as limiting Landlord’s remedies in any manner. In addition to the late charge described above, any Rent or other amounts owing hereunder which are not paid within ten (10) Business Days after the date they are due shall bear interest from the date when due until paid at a rate per annum equal to the lesser of (i) the annual “Bank Prime Loan” rate cited in the Federal Reserve Release Publication H.15, published weekly on each Monday (or such other comparable index as Landlord and Tenant shall reasonably agree upon if such rate ceases to be published) plus four (4) percentage points, and (ii) the highest rate permitted by applicable law.

26. LANDLORD’S RIGHT TO CURE DEFAULT; PAYMENTS BY TENANT

26.1 Landlord’s Cure. All covenants and agreements to be kept or performed by Tenant under this Lease shall be performed by Tenant at Tenant’s sole cost and expense and without any reduction of Rent, except to the extent, if any, otherwise expressly provided herein. If Tenant shall fail to perform any obligation under this Lease, and such failure shall continue in excess of the time allowed under Section 19.1.2, above, unless a specific time period is otherwise stated in this Lease, Landlord may, but shall not be obligated to, make any such payment or perform any such act on Tenant’s part without waiving its rights based upon any default of Tenant and without releasing Tenant from any obligations hereunder.

26.2 Tenant’s Reimbursement. Except as may be specifically provided to the contrary in this Lease, Tenant shall pay to Landlord, upon delivery by Landlord to Tenant of statements therefor: (i) sums equal to expenditures reasonably made and obligations incurred by Landlord in connection with the remedying by Landlord of Tenant’s defaults pursuant to the provisions of Section 26.1; (ii) sums equal to all losses, costs, liabilities, damages and expenses referred to in Article 10 of this Lease; and (iii) sums equal to all expenditures made and obligations incurred by Landlord in collecting or attempting to collect the Rent or in enforcing or attempting to enforce any rights of Landlord under this Lease or pursuant to law, including, without limitation, all reasonable legal fees and other amounts so expended. Tenant’s obligations under this Section 26.2 shall survive the expiration or sooner termination of the Lease Term.

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27. ENTRY BY LANDLORD

Landlord reserves the right at all reasonable times and upon not less than one (1) Business Day’s prior notice to Tenant (except in the case of an emergency) to enter the Premises to (i) inspect them; (ii) show the Premises to prospective purchasers, or to current or prospective mortgagees, ground or underlying lessors or insurers or, during the last nine (9) months of the Lease Term, to prospective tenants; (iii) post notices of nonresponsibility (to the extent applicable pursuant to then applicable law); or (iv) alter, improve or repair the Premises or the Buildings, or for structural alterations, repairs or improvements to the Buildings or the Buildings’ systems and equipment; provided that at all times Landlord shall comply with Tenant’s security measures in effect from time to time, which may entail, except in case of an emergency, being accompanied by a representative of Tenant. Provided that Landlord employs commercially reasonable efforts to minimize interference with the conduct of Tenant’s business in connection with entries into the Premises, Landlord may make any such entries without the abatement of Rent, except as otherwise provided in this Lease, and shall take such reasonable steps as required to accomplish the stated purposes. In an emergency, Landlord shall have the right to use any means that Landlord may deem proper to open the doors in and to the Premises. Any entry into the Premises by Landlord in the manner hereinbefore described shall not be deemed to be a forcible or unlawful entry into, or a detainer of, the Premises, or an actual or constructive eviction of Tenant from any portion of the Premises. Tenant shall have the right to have an employee of Tenant accompany Landlord in connection with any such entry, except in the event of an emergency.

28. TENANT PARKING

Tenant shall have the right, without the payment of any parking charge or fee (other than as a reimbursement of operating expenses to the extent allowed pursuant to the terms or Article 4 of this Lease, above), commencing on the Rent Commencement Date, to use the amount of unreserved parking spaces and reserved visitor parking spaces (the exact location of which shall be designated by Landlord) set forth in Section 10 of the Summary, on a monthly basis throughout the Lease Term, which parking spaces shall be located in the on-site parking facility (or facilities) which serve the Project. Notwithstanding the foregoing, Tenant shall be responsible for the full amount of any taxes imposed by any governmental authority in connection with the renting of such parking spaces by Tenant or the use of the parking facility by Tenant. Tenant’s continued right to use the parking spaces is conditioned upon Tenant abiding by all rules and regulations which are prescribed from time to time for the orderly operation and use of the parking facility where the parking spaces are located (including any sticker or other identification system established by Landlord and the prohibition of vehicle repair and maintenance activities in the parking facilities), and shall cooperate in seeing that Tenant’s employees and visitors also comply with such rules and regulations. Tenant’s use of the Project parking facility shall be at Tenant’s sole risk and Tenant acknowledges and agrees that Landlord shall have no liability whatsoever for damage to the vehicles of Tenant, its employees and/or visitors, or for other personal injury or property damage or theft relating to or connected with the parking rights granted herein or any of Tenant’s, its employees’ and/or visitors’ use of the parking facilities.

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29. MISCELLANEOUS PROVISIONS

29.1 Terms; Captions. The words “Landlord” and “Tenant” as used herein shall include the plural as well as the singular. The necessary grammatical changes required to make the provisions hereof apply either to corporations or partnerships or individuals, men or women, as the case may require, shall in all cases be assumed as though in each case fully expressed. The captions of Articles and Sections are for convenience only and shall not be deemed to limit, construe, affect or alter the meaning of such Articles and Sections.

29.2 Binding Effect. Subject to all other provisions of this Lease, each of the covenants, conditions and provisions of this Lease shall extend to and shall, as the case may require, bind or inure to the benefit not only of Landlord and of Tenant, but also of their respective heirs, personal representatives, successors or assigns, provided this clause shall not permit any assignment by Tenant contrary to the provisions of Article 14 of this Lease.

29.3 No Air Rights. No rights to any view or to light or air over any property, whether belonging to Landlord or any other person, are granted to Tenant by this Lease. If at any time any windows of the Premises are temporarily darkened or the light or view therefrom is obstructed by reason of any repairs, improvements, maintenance or cleaning in or about the Project, the same shall be without liability to Landlord and without any reduction or diminution of Tenant’s obligations under this Lease.

29.4 Modification of Lease. Should any current or prospective mortgagee or ground lessor for the Building or Project require a modification of this Lease, which modification will not cause an increased cost or expense to Tenant or in any other way materially and adversely change the rights and obligations of Tenant hereunder, then and in such event, Tenant agrees that this Lease may be so modified and agrees to execute whatever documents are reasonably required therefor and to deliver the same to Landlord within ten (10) Business Days following a request therefor. At the request of Landlord or any mortgagee or ground lessor, Tenant agrees to execute a short form of Lease and deliver the same to Landlord within ten (10) Business Days following the request therefor.

29.5 Transfer of Landlord’s Interest. Tenant acknowledges that Landlord has the right to transfer all or any portion of its interest in the Project or Building and in this Lease, and Tenant agrees that in the event of any such transfer, Landlord shall automatically be released from all liability under this Lease and Tenant agrees to look solely to such transferee for the performance of Landlord’s obligations hereunder after the date of transfer and such transferee shall be deemed to have fully assumed and be liable for all obligations of this Lease to be performed by Landlord, including the return of any Security Deposit, and Tenant shall attorn to such transferee.

29.6 Prohibition Against Recording. Except as provided in Section 29.4 of this Lease, neither this Lease, nor any memorandum, affidavit or other writing with respect thereto, shall be recorded by Tenant or by anyone acting through, under or on behalf of Tenant.

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29.7 Landlord’s Title. Landlord’s title is and always shall be paramount to the title of Tenant. Nothing herein contained shall empower Tenant to do any act which can, shall or may encumber the title of Landlord.

29.8 Relationship of Parties. Nothing contained in this Lease shall be deemed or construed by the parties hereto or by any third party to create the relationship of principal and agent, partnership, joint venture or any association between Landlord and Tenant.

29.9 Application of Payments. Landlord shall have the right to apply payments received from Tenant pursuant to this Lease, regardless of Tenant’s designation of such payments, to satisfy any obligations of Tenant hereunder, in such order and amounts as Landlord, in its sole discretion, may elect.

29.10 Time of Essence. Time is of the essence with respect to the performance of every provision of this Lease in which time of performance is a factor.

29.11 Partial Invalidity. If any term, provision or condition contained in this Lease shall, to any extent, be invalid or unenforceable, the remainder of this Lease, or the application of such term, provision or condition to persons or circumstances other than those with respect to which it is invalid or unenforceable, shall not be affected thereby, and each and every other term, provision and condition of this Lease shall be valid and enforceable to the fullest extent possible permitted by law.

29.12 No Warranty. In executing and delivering this Lease, Tenant has not relied on any representations, including, but not limited to, any representation as to the amount of any item comprising Additional Rent or the amount of the Additional Rent in the aggregate or that Landlord is furnishing the same services to other tenants, at all, on the same level or on the same basis, or any warranty or any statement of Landlord which is not set forth herein or in one or more of the exhibits attached hereto.

29.13 Landlord Exculpation. The liability of Landlord or the Landlord Parties to Tenant for any default by Landlord under this Lease or arising in connection herewith or with Landlord’s operation, management, leasing, repair, renovation, alteration or any other matter relating to the Project or the Premises shall be limited solely and exclusively to an amount which is equal to the interest of Landlord in the Project. Neither Landlord, nor any of the Landlord Parties shall have any personal liability therefor, and Tenant hereby expressly waives and releases such personal liability on behalf of itself and all persons claiming by, through or under Tenant. The limitations of liability contained in this Section 29.13 shall inure to the benefit of Landlord’s and the Landlord Parties’ present and future partners, beneficiaries, officers, directors, trustees, shareholders, agents and employees, and their respective partners, heirs, successors and assigns. Under no circumstances shall any present or future partner of Landlord (if Landlord is a partnership), or trustee or beneficiary (if Landlord or any partner of Landlord is a trust), have any liability for the performance of Landlord’s obligations under this Lease. Notwithstanding any contrary provision herein, neither Landlord nor the Landlord Parties shall be liable under any circumstances for injury or damage to, or interference with, Tenant’s business, including but not limited to, loss of profits, loss of rents or other revenues, loss of business opportunity, loss of goodwill or loss of use, in each case, however occurring.

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29.14 Entire Agreement. It is understood and acknowledged that there are no oral agreements between the parties hereto affecting this Lease and this Lease constitutes the parties’ entire agreement with respect to the leasing of the Premises and supersedes and cancels any and all previous negotiations, arrangements, brochures, agreements and understandings, if any, between the parties hereto or displayed by Landlord to Tenant with respect to the subject matter thereof, and none thereof shall be used to interpret or construe this Lease, except that the “CDA”, as defined in Section 29.28 below, shall remain in full force and effect. None of the terms, covenants, conditions or provisions of this Lease can be modified, deleted or added to except in writing signed by the parties hereto.

29.15 Right to Lease. Landlord reserves the absolute right to effect such other tenancies in the Project as Landlord in the exercise of its sole business judgment shall determine to best promote the interests of the Building or Project. Tenant does not rely on the fact, nor does Landlord represent, that any specific tenant or type or number of tenants shall, during the Lease Term, occupy any space in the Building or Project.

29.16 Force Majeure. Any prevention, delay or stoppage due to strikes, lockouts, labor disputes, acts of God, acts of war, terrorist acts, inability to obtain services, labor, or materials or reasonable substitutes therefor, governmental actions, civil commotions, fire or other casualty, and other causes beyond the reasonable control of the party obligated to perform, except with respect to the obligations imposed with regard to Rent and other charges to be paid by Tenant pursuant to this Lease (collectively, a “Force Majeure”), notwithstanding anything to the contrary contained in this Lease, shall excuse the performance of such party for a period equal to any such prevention, delay or stoppage and, therefore, if this Lease specifies a time period for performance of an obligation of either party, that time period shall be extended by the period of any delay in such party’s performance caused by a Force Majeure.

29.17 Waiver of Redemption by Tenant. Tenant hereby waives, for Tenant and for all those claiming under Tenant, any and all rights now or hereafter existing to redeem by order or judgment of any court or by any legal process or writ, Tenant’s right of occupancy of the Premises after any termination of this Lease.

29.18 Notices. All notices, demands, statements, designations, approvals or other communications (collectively, “Notices”) given or required to be given by either party to the other hereunder or by law shall be in writing, shall be (A) sent by United States certified or registered mail, postage prepaid, return receipt requested (“Mail”), (B) delivered by a nationally recognized overnight courier, or (D) delivered personally. Any Notice shall be sent, transmitted, or delivered, as the case may be, to Tenant at the appropriate address set forth in Section 11 of the Summary, or to such other place as Tenant may from time to time designate in a Notice to Landlord, or to Landlord at the addresses set forth below, or to such other places as Landlord may from time to time designate in a Notice to Tenant. Any Notice will be deemed given (i) three (3) days after the date it is posted if sent by Mail, (ii) the date the overnight courier delivery is made, or (iii) the date personal delivery is made. As of the date of this Lease, any Notices to Landlord must be sent, transmitted, or delivered, as the case may be, to the following addresses:

Bayside Area Development, LLC

c/o HCP, Inc.

1920 Main Street, Suite 1200

Irvine, CA 92614

Attention: Legal Department

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and:

HCP Life Science Estates

400 Oyster Point Boulevard, Suite 409

South San Francisco, CA 94080

Attention: Jonathan M. Bergschneider

and

Allen Matkins Leck Gamble Mallory & Natsis LLP

1901 Avenue of the Stars

Suite 1800

Los Angeles, California 90067

Attention: Anton N. Natsis, Esq.

29.19 Joint and Several. If there is more than one Tenant, the obligations imposed upon Tenant under this Lease shall be joint and several.

29.20 Authority. If Tenant is a corporation, trust or partnership, Tenant hereby represents and warrants that Tenant is a duly formed and existing entity qualified to do business in the State of California and that Tenant has full right and authority to execute and deliver this Lease and that each person signing on behalf of Tenant is authorized to do so. In such event, Tenant shall, within ten (10) days after execution of this Lease, deliver to Landlord satisfactory evidence of such authority and, if a corporation, upon demand by Landlord, also deliver to Landlord satisfactory evidence of (i) good standing in Tenant’s state of incorporation and (ii) qualification to do business in the State of California.

29.21 Attorneys’ Fees. In the event that either Landlord or Tenant should bring suit for the possession of the Premises, for the recovery of any sum due under this Lease, or because of the breach of any provision of this Lease or for any other relief against the other, then all costs and expenses, including reasonable attorneys’ fees, incurred by the prevailing party therein shall be paid by the other party, which obligation on the part of the other party shall be deemed to have accrued on the date of the commencement of such action and shall be enforceable whether or not the action is prosecuted to judgment.

29.22 Governing Law; WAIVER OF TRIAL BY JURY. This Lease shall be construed and enforced in accordance with the laws of the State of California. IN ANY ACTION OR PROCEEDING ARISING HEREFROM, LANDLORD AND TENANT HEREBY CONSENT TO (I) THE JURISDICTION OF ANY COMPETENT COURT WITHIN THE STATE OF CALIFORNIA, (II) SERVICE OF PROCESS BY ANY MEANS AUTHORIZED BY CALIFORNIA LAW, AND (III) IN THE INTEREST OF SAVING TIME AND EXPENSE, TRIAL WITHOUT A JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY EITHER OF THE PARTIES HERETO AGAINST THE OTHER OR THEIR SUCCESSORS IN RESPECT OF ANY MATTER ARISING OUT OF OR IN CONNECTION

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WITH THIS LEASE, THE RELATIONSHIP OF LANDLORD AND TENANT, TENANT’S USE OR OCCUPANCY OF THE PREMISES, AND/OR ANY CLAIM FOR INJURY OR DAMAGE, OR ANY EMERGENCY OR STATUTORY REMEDY. IN THE EVENT LANDLORD COMMENCES ANY SUMMARY PROCEEDINGS OR ACTION FOR NONPAYMENT OF BASE RENT OR ADDITIONAL RENT, TENANT SHALL NOT INTERPOSE ANY COUNTERCLAIM OF ANY NATURE OR DESCRIPTION (UNLESS SUCH COUNTERCLAIM SHALL BE MANDATORY) IN ANY SUCH PROCEEDING OR ACTION, BUT SHALL BE RELEGATED TO AN INDEPENDENT ACTION AT LAW.

29.23 Submission of Lease. Submission of this instrument for examination or signature by Tenant does not constitute a reservation of, option for or option to lease, and it is not effective as a lease or otherwise until execution and delivery by both Landlord and Tenant.

29.24 Brokers. Landlord and Tenant hereby warrant to each other that they have had no dealings with any real estate broker or agent in connection with the negotiation of this Lease, excepting only the real estate brokers or agents specified in Section 13 of the Summary (the “Brokers”), and that they know of no other real estate broker or agent who is entitled to a commission in connection with this Lease. Each party agrees to indemnify and defend the other party against and hold the other party harmless from any and all claims, demands, losses, liabilities, lawsuits, judgments, costs and expenses (including without limitation reasonable attorneys’ fees) with respect to any leasing commission or equivalent compensation alleged to be owing on account of any dealings with any real estate broker or agent, other than the Brokers, occurring by, through, or under the indemnifying party. Landlord shall pay Brokers a commission pursuant to a separate written agreement. The terms of this Section 29.24 shall survive the expiration or earlier termination of the Lease Term.

29.25 Independent Covenants. This Lease shall be construed as though the covenants herein between Landlord and Tenant are independent and not dependent and Tenant hereby expressly waives the benefit of any statute to the contrary and agrees that if Landlord fails to perform its obligations set forth herein, Tenant shall not be entitled to make any repairs or perform any acts hereunder at Landlord’s expense or to any setoff of the Rent or other amounts owing hereunder against Landlord.

29.26 Project or Building Name, Address and Signage. Landlord shall have the right at any time to change the name and/or address of the Project or Building and to install, affix and maintain any and all signs on the exterior and on the interior of the Project or Building as Landlord may, in Landlord’s sole discretion, desire. Tenant shall not use the name of the Project or Building or use pictures or illustrations of the Project or Building in advertising or other publicity or for any purpose other than as the address of the business to be conducted by Tenant in the Premises, without the prior written consent of Landlord.

29.27 Counterparts. This Lease may be executed in counterparts with the same effect as if both parties hereto had executed the same document. Both counterparts shall be construed together and shall constitute a single lease.

29.28 Confidentiality. Tenant acknowledges that the content of this Lease and any related documents are confidential information. Except as otherwise required by applicable law

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(including applicable securities regulations), Tenant shall keep such confidential information strictly confidential and shall not disclose such confidential information to any person or entity other than their respective financial, legal, and space planning consultants, and current or prospective assignees, subtenants, investors, lender and purchasers.

29.29 Development of the Project.

29.29.1 Subdivision. Landlord reserves the right to subdivide all or a portion of the buildings and Common Areas. Tenant agrees to execute and deliver, upon demand by Landlord and in the form requested by Landlord, any additional documents needed to conform this Lease to the circumstances resulting from a subdivision and any all maps in connection therewith. Notwithstanding anything to the contrary set forth in this Lease, the separate ownership of any buildings and/or Common Areas by an entity other than Landlord shall not affect the calculation of Direct Expenses or Tenant’s payment of Tenant’s Share of Direct Expenses.

29.29.2 Construction of Property and Other Improvements. Tenant acknowledges that portions of the Project and/or the Other Improvements may be under construction following Tenant’s occupancy of the Premises, and that such construction may result in levels of noise, dust, obstruction of access, etc. which are in excess of that present in a fully constructed project. Tenant hereby waives any and all rent offsets or claims of constructive eviction which may arise in connection with such construction.

29.30 No Violation. Tenant hereby warrants and represents that neither its execution of nor performance under this Lease shall cause Tenant to be in violation of any agreement, instrument, contract, law, rule or regulation by which Tenant is bound, and Tenant shall protect, defend, indemnify and hold Landlord harmless against any claims, demands, losses, damages, liabilities, costs and expenses, including, without limitation, reasonable attorneys’ fees and costs, arising from Tenant’s breach of this warranty and representation.

29.31 Communications and Computer Lines. Tenant may install, maintain, replace, remove or use any communications or computer wires and cables serving the Premises (collectively, the “Lines”), provided that (i) Tenant shall obtain Landlord’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), use an experienced and qualified contractor approved in writing by Landlord, and comply with all of the other provisions of Articles 7 and 8 of this Lease. Tenant shall pay all costs in connection therewith. Tenant shall have no obligation to remove any Lines located in or serving the Premises.

29.32 Transportation Management. Tenant shall fully comply with all present or future programs intended to manage parking, transportation or traffic in and around the Project and/or the Building, and in connection therewith, Tenant shall take responsible action for the transportation planning and management of all employees located at the Premises by working directly with Landlord, any governmental transportation management organization or any other transportation-related committees or entities. Such programs may include, without limitation: (i) restrictions on the number of peak-hour vehicle trips generated by Tenant; (ii) increased vehicle occupancy; (iii) implementation of an in-house ridesharing program and an employee transportation coordinator; (iv) working with employees and any Project, Building or area-wide ridesharing program manager; (v) instituting employer-sponsored incentives (financial or in-kind) to encourage employees to rideshare; and (vi) utilizing flexible work shifts for employees.

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29.33 Business Days. For purposes of this Lease, a “Business Day” shall mean any day other than a Saturday or Sunday, or a generally recognized national or bank holiday.

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IN WITNESS WHEREOF. Landlord and Tenant have caused t h is Lease to be executed the day and date first above written.

LANDLORD:		TENANT:

BAYSIDE AREA DEVELOPMENT, LLC.		MYOKARDIA, INC.,
a Delaware limited liability company		a Delaware corporation

By:	/s/ Jonathan M. Bergschneider	By:	/s/ Tassos Gianakakos
	Name: Jonathan M. Bergschneider		Name: Tassos Gianakakos
	Its: Executive Vice President		Its: Chief Executive Officer

EXHIBIT A

BRITANNIA MODULAR LABS I

OUTLINE OF PREMISES AND PROJECT SITE PLAN

EXHIBIT B

BRITANNIA MODULAR LABS I

TENANT WORK LETTER

Except as specifically set forth in this Lease, Landlord shall not be obligated to construct or install any improvements or facilities of any kind in the Premises, and Tenant shall accept the Premises in its currently-existing, “as-is” condition. Notwithstanding the foregoing, Landlord hereby agrees, at Landlord’s sole cost and expense, to perform the work in the Premises outlined below, and set forth on Schedule 1 attached hereto (collectively, the “Tenant Improvements”):

•	Apply one (1) coat of Building-standard paint to the currently-existing painted walls located in the office area of the Premises.

•	Install new Building standard carpet in the existing carpeted office areas within the Premises

•	Repair and restore the current VCT flooring located in the lab area of the Premises, the scope and extent of which shall be mutually and reasonably determined by Landlord and Tenant

•	Install four (4) Building standard skylights in the second (2nd) floor office area within the Premises.

•	Construct a 4 degree “cold room” adjacent to the existing office 233, which shall include the installation of (i) two (2) sets of Building standard electrical outlets per wall within the cold room, each of which shall contain four (4) plugs. (ii) a Building standard sink, and (iii) a DI water line.

•	Convert the existing conference room/room 136 to a “dark room”, which shall include (i) the removal of the existing sidelight, and (ii) the installation of CO2, vacuum drops and Building standard VCT flooring.

•	Prep the existing offices/rooms 227 and 233 for potential future conversion, which shall include (i) the installation of three (3) Building standard electrical outlets, emergency power outlets, vacuum and CDA.

•	Separately demise lab 228 into two (2) rooms.

•	Convert office/room 149 into men’s and women’s locker rooms.

The location of the various items of Tenant Improvements will be mutually and reasonably agreed upon by Landlord and Tenant. All such Tenant Improvements shall be completed to Landlord’s “Building standard” condition, using Building standard methods, materials and procedures, in “Building standard” color or colors (if applicable) to be designated by Landlord. Tenant shall make no changes or modifications to the Tenant Improvements without the prior written consent of Landlord, which consent may be withheld in Landlord’s sole discretion. The Premises shall be deemed “Ready for Occupancy” upon the substantial completion of construction of the Tenant Improvements with the exception of any minor punch list items which do not prevent the receipt of a certificate of occupancy or a final sign-off by a city inspector or the legal equivalent allowing legal occupancy of the Premises. In the event that the acts or omissions of Tenant or its agents or employees shall delay the substantial completion of the Tenant Improvements, then the Lease Commencement Date shall be deemed to be the date the substantial completion of the Tenant Improvements would have occurred but for such acts or omissions of Tenant or its agents or employees. Provided that Tenant and its agents do not interfere with contractor’s work in the Building and the Premises, Landlord shall allow Tenant access to the Premises prior to the Substantial Completion of the Premises for the purpose of Tenant installing equipment or fixtures (including Tenant’s data and telephone equipment) in the Premises. Prior to Tenant’s entry into the Premises as permitted by this agreement, Tenant shall deliver to Landlord the policies or certificates evidencing Tenant’s insurance as required under the terms of Section 10.4 of this Lease.

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SCHEDULE 1 TO EXHIBIT B

EXHIBIT C

BRITANNIA MODULAR LABS I

NOTICE OF LEASE TERM DATES

To:

Re: Lease dated                     , 200    between                     , a                     (“Landlord”), and                         , a                          (“Tenant”) concerning Suite              on floor(s)              of the building located at 333 Allerton Avenue, South San Francisco, California.

Gentlemen:

In accordance with the Lease (the “Lease”), we wish to advise you and/or confirm as follows:

1.	The Lease Term shall commence on or has commenced on for a term of ending on .

2.	Rent commenced to accrue on , in the amount of .

3.	If the Rent Commencement Date is other than the first day of the month, the first billing will contain a pro rata adjustment. Each billing thereafter, with the exception of the final billing, shall be for the full amount of the monthly installment as provided for in the Lease.

4.	Your rent checks should be made payable to at .

5.	The exact number of rentable/usable square feet within the Premises is square feet.

“Landlord”:

,
a

By:
Its:

Agreed to and Accepted as

of             , 200    .

“Tenant”:

,
a
By:
Its:

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EXHIBIT D

BRITANNIA MODULAR LABS I

RULES AND REGULATIONS

Tenant shall faithfully observe and comply with the following Rules and Regulations. Landlord shall not be responsible to Tenant for the nonperformance of any of said Rules and Regulations by or otherwise with respect to the acts or omissions of any other tenants or occupants of the Project. In the event of any conflict between the Rules and Regulations and the other provisions of this Lease, the latter shall control.

1. Tenant shall not alter any lock or install any new or additional locks or bolts on any doors or windows of the Premises without obtaining Landlord’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed. Tenant shall bear the cost of any lock changes or repairs required by Tenant (provided that Landlord shall re-key the exterior locks in connection with the construction of the Tenant Improvements).

2. Intentionally Omitted.

3. The Landlord and his agents shall in no case be liable for damages for any error with regard to the admission to or exclusion from the Building of any person. In case of invasion, mob, riot, public excitement, or other commotion, Landlord reserves the right to prevent access to the Building or the Project during the continuance thereof by any means it deems appropriate for the safety and protection of life and property.

4. No furniture (other than typical office furniture), freight or equipment of any kind shall be brought into the Building without prior notice to Landlord. All moving activity into or out of the Building shall be scheduled with Landlord and done only at such time and in such manner as Landlord designates. Landlord shall have the right to prescribe the weight, size and position of all safes and other heavy property brought into the Building and also the times and manner of moving the same in and out of the Building. Safes and other heavy objects shall, if considered necessary by Landlord, stand on supports of such thickness as is necessary to properly distribute the weight. Landlord will not be responsible for loss of or damage to any such safe or property in any case. Any damage to any part of the Building, its contents, occupants or visitors by moving or maintaining any such safe or other property shall be the sole responsibility and expense of Tenant.

5. Intentionally Omitted.

6. The requirements of Tenant will be attended to only upon application at the management office for the Project or at such office location designated by Landlord. Employees of Landlord shall not perform any work or do anything outside their regular duties unless under special instructions from Landlord.

7. No sign, advertisement, notice or handbill shall be exhibited, distributed, painted or affixed by Tenant on any part of the Premises or the Building which can be seen from outside the Premises without the prior written consent of the Landlord. Tenant shall not disturb, solicit, peddle, or canvass any occupant of the Project and shall cooperate with Landlord and its agents of Landlord to prevent same.

8. The toilet rooms, urinals, wash bowls and other apparatus shall not be used for any purpose other than that for which they were constructed, and no foreign substance of any kind whatsoever shall be thrown therein. The expense of any breakage, stoppage or damage resulting from the violation of this rule shall be borne by the tenant who, or whose servants, employees, agents, visitors or licensees shall have caused same.

9. Tenant shall not overload the floor of the Premises, nor mark, drive nails or screws, or drill into the partitions, woodwork or drywall or in any way deface the Premises or any part thereof without Landlord’s prior written consent; provided, however, that Landlord’s prior written consent shall not be required for the hanging of normal and customary office artwork and personal items. Tenant shall not purchase spring water, ice, towel, linen, maintenance or other like services from any person or persons not included on an approved list that Landlord shall provide to Tenant upon request.

10. Except for vending machines intended for the sole use of Tenant’s employees and invitees, no vending machine or machines other than fractional horsepower office machines shall be installed, maintained or operated upon the Premises without the written consent of Landlord.

11. Tenant shall not use or keep in or on the Premises, the Building, or the Project any kerosene, gasoline or other inflammable or combustible fluid, chemical, substance or material except to the extent permitted under the Lease.

12. Tenant shall not without the prior written consent of Landlord use any method of heating or air conditioning other than that supplied by Landlord.

13. Tenant shall not use, keep or permit to be used or kept, any foul or noxious gas or substance in or on the Premises, or permit or allow the Premises to be occupied or used in a manner offensive or objectionable to Landlord or other occupants of the Project by reason of noise, odors, or vibrations, or interfere with other tenants or those having business therein, whether by the use of any musical instrument, radio, phonograph, or in any other way. Tenant shall not throw anything out of doors, windows or skylights or down passageways.

14. Tenant shall not bring into or keep within the Project, the Building or the Premises any animals, birds, aquariums. Tenant will be allowed to bring bicycles into the Premises, but shall not store them in any Common Areas except in areas designated by Landlord for such purpose.

15. No cooking shall be done or permitted on the Premises (unless Landlord’s approval is obtained in advance), nor shall the Premises be used for lodging or for any improper, objectionable or immoral purposes. Notwithstanding the foregoing, Underwriters’ laboratory-approved equipment and microwave ovens may be used in the Premises for heating food and brewing coffee, tea, hot chocolate and similar beverages for employees and visitors, provided that such use is in accordance with all applicable federal, state, county and city laws, codes, ordinances, rules and regulations.

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16. Tenant shall not occupy or permit any portion of the Premises to be occupied as an office for a messenger-type operation or dispatch office, public stenographer or typist, or for the manufacture or sale of liquor, narcotics, or tobacco in any form, or as a medical office, or as a barber or manicure shop, or as an employment bureau without the express prior written consent of Landlord. Tenant shall not engage or pay any employees on the Premises except those actually working for such tenant on the Premises nor advertise for laborers giving an address at the Premises.

17. Landlord reserves the right to exclude or expel from the Project any person who, in the judgment of Landlord, is intoxicated or under the influence of liquor or drugs, or who shall in any manner do any act in violation of any of these Rules and Regulations.

18. Tenant, its employees and agents shall not loiter in or on the entrances, corridors, sidewalks, lobbies, courts, halls, stairways, elevators, vestibules or any Common Areas for the purpose of smoking tobacco products or for any other purpose, nor in any way obstruct such areas, and shall use them only as a means of ingress and egress for the Premises.

19. Tenant shall not waste electricity, water or air conditioning and agrees to cooperate fully with Landlord commercially reasonable efforts to ensure the most effective operation of the Building’s heating and air conditioning system.

20. Tenant shall store all its trash and garbage within the interior of the Premises. No material shall be placed in the trash boxes or receptacles if such material is of such nature that it may not be disposed of in the ordinary and customary manner of wing and disposing of trash and garbage in the city in which the Building is located without violation of any law or ordinance governing such disposal. All trash, garbage and refuse disposal shall be made only through entry-ways and elevators provided for such purposes at such times as Landlord shall designate.

21. Tenant shall comply with all safety, fire protection and evacuation procedures and regulations established by Landlord or any governmental agency.

22. Intentionally omitted.

23. No awnings or other projection shall be attached to the outside walls of the Building without the prior written consent of Landlord, and no curtains, blinds, shades or screens shall be attached to or hung in, or used in connection with, any window or door of the Premises other than Landlord standard drapes. All electrical ceiling fixtures hung in the Premises or spaces along the perimeter of the Building must be fluorescent and/or of a quality, type, design and a warm white bulb color approved in advance in writing by Landlord. Neither the interior nor exterior of any windows shall be coated or otherwise sunscreened without the prior written consent of Landlord. Tenant shall abide by Landlord’s regulations concerning the opening and closing of window coverings which are attached to the windows in the Premises, if any, which have a view of any interior portion of the Building or Building Common Areas.

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24. The sashes, sash doors, skylights, windows, and doors that reflect or admit light and air into the halls, passageways or other public places in the Building shall not be covered or obstructed by Tenant, nor shall any bottles, parcels or other articles be placed on the windowsills.

25. Tenant must comply with requests by the Landlord concerning the informing of their employees of items of importance to the Landlord.

26. Tenant must comply with the State of California “No-Smoking” law set forth in California Labor Code Section 6404.5, and any local “No-Smoking” ordinance which may be in effect from time to time and which is not superseded by such State law.

27. Tenant hereby acknowledges that Landlord shall have no obligation to provide guard service or other security measures for the benefit of the Premises, the Building or the Project. Tenant hereby assumes all responsibility for the protection of Tenant and its agents, employees, contractors, invitees and guests, and the property thereof, from acts of third parties, including keeping doors locked and other means of entry to the Premises closed, whether or not Landlord, at its option, elects to provide security protection for the Project or any portion thereof. Tenant further assumes the risk that any safety and security devices, services and programs which Landlord elects, in its sole discretion, to provide may not be effective, or may malfunction or be circumvented by an unauthorized third party, and Tenant shall, in addition to its other insurance obligations under this Lease, obtain its own insurance coverage to the extent Tenant desires protection against losses related to such occurrences. Tenant shall cooperate in any reasonable safety or security program developed by Landlord or required by law.

28. All non-standard office equipment of any electrical or mechanical nature shall be placed by Tenant in the Premises in settings approved by Landlord, to absorb or prevent any vibration, noise and annoyance.

29. Tenant shall not use in any space or in the public halls of the Building, any hand trucks except those equipped with rubber tires and rubber side guards.

30. No auction, liquidation, fire sale, going-out-of-business or bankruptcy sale shall be conducted in the Premises without the prior written consent of Landlord.

Landlord reserves the right at any time to change or rescind any one or more of these Rules and Regulations, or to make such other and further reasonable Rules and Regulations as in Landlord’s judgment may from time to time be necessary for the management, safety, care and cleanliness of the Premises, Building, the Common Areas and the Project, and for the preservation of good order therein, as well as for the convenience of other occupants and tenants therein. In the event of any conflict between the Rules and Regulations and the other provisions of this Lease, the latter shall control. Landlord may waive any one or more of these Rules and Regulations for the benefit of any particular tenants, but no such waiver by Landlord shall be construed as a waiver of such Rules and Regulations in favor of any other tenant, nor prevent Landlord from thereafter enforcing any such Rules or Regulations against any or all tenants of the Project. Tenant shall be deemed to have read these Rules and Regulations and to have agreed to abide by them as a condition of its occupancy of the Premises.

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EXHIBIT E

BRITANNIA MODULAR LABS I

FORM OF TENANT’S ESTOPPEL CERTIFICATE

The undersigned as Tenant under that certain Lease (the “Lease”) made and entered into as of             , 20     by and between                  as Landlord, and the undersigned as Tenant, for Premises on the              floor(s) of the building located at 333 Allerton Avenue, South San Francisco, California, certifies as follows:

1. Attached hereto as Exhibit A is a true and correct copy of the Lease and all amendments and modifications thereto. The documents contained in Exhibit A represent the entire agreement between the parties as to the Premises.

2. The undersigned currently occupies the Premises described in the Lease, the Lease Term commenced on             , and the Lease Term expires on             , and the undersigned has no option to terminate or cancel the Lease or to purchase all or any part of the Premises, the Building and/or the Project.

3. The Rent Commencement Date occurred on                 .

4. The Lease is in full force and effect and has not been modified, supplemented or amended in any way except as provided in Exhibit A.

5. Tenant has not transferred, assigned, or sublet any portion of the Premises nor entered into any license or concession agreements with respect thereto except as follows:

6. Intentionally Omitted.

7. All monthly installments of Base Rent, all Additional Rent and all monthly installments of             . The current monthly installment of Base Rent is $            .

8. All conditions of the Lease to be performed by Landlord necessary to the enforceability of the Lease have been satisfied and to Tenant’s knowledge Landlord is not in default thereunder. In addition, the undersigned has not delivered any notice to Landlord regarding a default by Landlord thereunder. No further rental concessions, allowances or brokerage commissions are due and owing under the Lease.

9. No rental has been paid more than thirty (30) days in advance and no security has been deposited with Landlord except as provided in the Lease.

10. As of the date hereof, there are no existing defenses or offsets, or, to the undersigned’s knowledge, claims or any basis for a claim, that the undersigned has against Landlord.

11. If Tenant is a corporation or partnership, Tenant hereby represents and warrants that Tenant is a duly formed and existing entity qualified to do business in California and that Tenant has full right and authority to execute and deliver this Estoppel Certificate and that each person signing on behalf of Tenant is authorized to do so.

12. There are no actions pending against the undersigned under the bankruptcy or similar laws of the United States or any state.

13. To the undersigned’s knowledge, all tenant improvement work to be performed by Landlord under the Lease has been completed in accordance with the Lease and has been accepted by the undersigned and all reimbursements and allowances due to the undersigned under the Lease in connection with any tenant improvement work have been paid in full. All work (if any) in the Common Areas required by the Lease to be completed by Landlord has been completed and all parking spaces required by the Lease have been furnished and/or all parking ratios required by the Lease have been met.

The undersigned acknowledges that this Estoppel Certificate may be delivered to Landlord or to a prospective mortgagee or prospective purchaser, and acknowledges that said prospective mortgagee or prospective purchaser will be relying upon the statements contained herein in making the loan or acquiring the property of which the Premises are a part and that receipt by it of this certificate is a condition of making such loan or acquiring such property.

Executed at                          on the                              day of             , 20        .

“Tenant”:

,
a

By:
Its:

By:
Its:

76

EXHIBIT F

BRITANNIA MODULAR LABS I

FORM OF LETTER OF CREDIT

(Letterhead of a money center bank

acceptable to the Landlord)

FAX NO. [( ) - ] SWIFT: [Insert No., if any]	[Insert Bank Name And Address]
DATE OF ISSUE:

BENEFICIARY: [Insert Beneficiary Name And Address]	APPLICANT: [Insert Applicant Name And Address]

LETTER OF CREDIT NO.

EXPIRATION DATE: AT OUR COUNTERS	AMOUNT AVAILABLE: USD[Insert Dollar Amount] (U.S. DOLLARS [Insert Dollar Amount])

LADIES AND GENTLEMEN:

WE HEREBY ESTABLISH OUR IRREVOCABLE STANDBY LETTER OF CREDIT NO.                  IN YOUR FAVOR FOR THE ACCOUNT OF [Insert Tenant’s Name], A [Insert Entity Type], UP TO THE AGGREGATE AMOUNT OF USD[Insert Dollar Amount] ([Insert Dollar Amount] U.S. DOLLARS) EFFECTIVE IMMEDIATELY AND EXPIRING ON (Expiration Date) AVAILABLE BY PAYMENT UPON PRESENTATION OF YOUR DRAFT AT SIGHT DRAWN ON [Insert Bank Name] WHEN ACCOMPANIED BY THE FOLLOWING DOCUMENT(S):

1. THE ORIGINAL OF THIS IRREVOCABLE STANDBY LETTER OF CREDIT AND AMENDMENT(S), IF ANY.

2. BENEFICIARY’S SIGNED STATEMENT PURPORTEDLY SIGNED BY AN AUTHORIZED REPRESENTATIVE OF [Insert Landlord’s Name], A [Insert Entity Type] (“LANDLORD”) STATING THE FOLLOWING:

“THE UNDERSIGNED HEREBY CERTIFIES THAT THE LANDLORD, EITHER (A) UNDER THE LEASE (DEFINED BELOW), OR (B) AS A RESULT OF THE TERMINATION OF SUCH LEASE, HAS THE RIGHT TO DRAW DOWN THE AMOUNT OF USD              IN ACCORDANCE WITH THE

TERMS OF THAT CERTAIN OFFICE LEASE DATED [Insert Lease Date], AS AMENDED (COLLECTIVELY, THE “LEASE”).”

OR

“THE UNDERSIGNED HEREBY CERTIFIES THAT WE HAVE RECEIVED A WRITTEN NOTICE OF [Insert Bank Name]’S ELECTION NOT TO EXTEND ITS STANDBY LETTER OF CREDIT NO.              AND HAVE NOT RECEIVED A REPLACEMENT LETTER OF CREDIT WITHIN AT LEAST THIRTY (30) DAYS PRIOR TO THE PRESENT EXPIRATION DATE.”

OR

“THE UNDERSIGNED HEREBY CERTIFIES THAT BENEFICIARY IS ENTITLED TO DRAW DOWN THE FULL AMOUNT OF LETTER OF CREDIT NO.              AS THE RESULT OF THE FILING OF A VOLUNTARY PETITION UNDER THE U.S. BANKRUPTCY CODE OR A STATE BANKRUPTCY CODE BY THE TENANT UNDER THAT CERTAIN OFFICE LEASE DATED [Insert Lease Date], AS AMENDED (COLLECTIVELY, THE “LEASE”), WHICH FILING HAS NOT BEEN DISMISSED AT THE TIME OF THIS DRAWING.”

OR

“THE UNDERSIGNED HEREBY CERTIFIES THAT BENEFICIARY IS ENTITLED TO DRAW DOWN THE FULL AMOUNT OF LETTER OF CREDIT NO.              AS THE RESULT OF AN INVOLUNTARY PETITION HAVING BEEN FILED UNDER THE U.S. BANKRUPTCY CODE OR A STATE BANKRUPTCY CODE AGAINST THE TENANT UNDER THAT CERTAIN OFFICE LEASE DATED [Insert Lease Date], AS AMENDED (COLLECTIVELY, THE “LEASE”), WHICH FILING HAS NOT BEEN DISMISSED WITHIN THIRTY (30) DAYS.”

OR

“THE UNDERSIGNED HEREBY CERTIFIES THAT BENEFICIARY IS ENTITLED TO DRAW DOWN THE FULL AMOUNT OF LETTER OF CREDIT NO.              AS THE RESULT OF THE REJECTION, OR DEEMED REJECTION, OF THAT CERTAIN OFFICE LEASE DATED [Insert Lease Date], AS AMENDED, UNDER SECTION 365 OF THE U.S. BANKRUPTCY CODE.”

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SPECIAL CONDITIONS:

PARTIAL DRAWINGS AND MULTIPLE PRESENTATIONS MAY BE MADE UNDER THIS STANDBY LETTER OF CREDIT, PROVIDED, HOWEVER, THAT EACH SUCH DEMAND THAT IS PAID BY US SHALL REDUCE THE AMOUNT AVAILABLE UNDER THIS STANDBY LETTER OF CREDIT.

ALL INFORMATION REQUIRED WHETHER INDICATED BY BLANKS, BRACKETS OR OTHERWISE, MUST BE COMPLETED AT THE TIME OF DRAWING. [Please Provide The Required Forms For Review, And Attach As Schedules To The Letter Of Credit.]

ALL SIGNATURES MUST BE MANUALLY EXECUTED IN ORIGINALS. ALL BANKING CHARGES ARE FOR THE APPLICANT’S ACCOUNT.

IT IS A CONDITION OF THIS STANDBY LETTER OF CREDIT THAT IT SHALL BE DEEMED AUTOMATICALLY EXTENDED WITHOUT AMENDMENT FOR A PERIOD OF ONE YEAR FROM THE PRESENT OR ANY FUTURE EXPIRATION DATE, UNLESS AT LEAST SIXTY (60) DAYS PRIOR TO THE EXPIRATION DATE WE SEND YOU NOTICE BY NATIONALLY RECOGNIZED OVERNIGHT COURIER SERVICE THAT WE ELECT NOT TO EXTEND THIS LETTER OF CREDIT FOR ANY SUCH ADDITIONAL PERIOD. SAID NOTICE WILL BE SENT TO THE ADDRESS INDICATED ABOVE, UNLESS A CHANGE OF ADDRESS IS OTHERWISE NOTIFIED BY YOU TO US IN WRITING BY RECEIPTED MAIL OR COURIER. ANY NOTICE TO US WILL BE DEEMED EFFECTIVE ONLY UPON ACTUAL RECEIPT BY US AT OUR DESIGNATED OFFICE. IN NO EVENT, AND WITHOUT FURTHER NOTICE FROM OURSELVES, SHALL THE EXPIRATION DATE BE EXTENDED BEYOND A FINAL EXPIRATION DATE OF (60 days from the Lease Expiration Date).

THIS LETTER OF CREDIT MAY BE TRANSFERRED SUCCESSIVELY IN WHOLE OR IN PART ONLY UP TO THE THEN AVAILABLE AMOUNT IN FAVOR OF A NOMINATED TRANSFEREE (“TRANSFEREE”), ASSUMING SUCH TRANSFER TO SUCH TRANSFEREE IS IN COMPLIANCE WITH ALL APPLICABLE U.S. LAWS AND REGULATIONS. AT THE TIME OF TRANSFER, THE ORIGINAL LETTER OF CREDIT AND ORIGINAL AMENDMENT(S) IF ANY, MUST BE SURRENDERED TO US TOGETHER WITH OUR TRANSFER FORM (AVAILABLE UPON REQUEST) AND PAYMENT OF OUR CUSTOMARY TRANSFER FEES, WHICH FEES SHALL BE PAYABLE BY APPLICANT (PROVIDED THAT BENEFICIARY MAY, BUT SHALL NOT BE OBLIGATED TO, PAY SUCH FEES TO US ON BEHALF OF APPLICANT, AND SEEK REIMBURSEMENT THEREOF FROM APPLICANT). IN CASE OF ANY TRANSFER UNDER THIS LETTER OF CREDIT, THE DRAFT AND ANY REQUIRED STATEMENT MUST BE EXECUTED BY THE TRANSFEREE AND WHERE THE BENEFICIARY’S NAME APPEARS WITHIN THIS STANDBY LETTER OF CREDIT, THE TRANSFEREE’S NAME IS AUTOMATICALLY SUBSTITUTED THEREFOR.

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ALL DRAFTS REQUIRED UNDER THIS STANDBY LETTER OF CREDIT MUST BE MARKED: ‘‘DRAWN UNDER [Insert Bank Name] STANDBY LETTER OF CREDIT NO.                 .”

WE HEREBY AGREE WITH YOU THAT IF DRAFTS ARE PRESENTED TO [Insert Bank Name] UNDER THIS LETTER OF CREDIT AT OR PRIOR TO [Insert Time – (e.g., 11:00 AM)], ON A BUSINESS DAY, AND PROVIDED THAT SUCH DRAFTS PRESENTED CONFORM TO THE TERMS AND CONDITIONS OF THIS LETTER OF CREDIT, PAYMENT SHALL BE INITIATED BY US IN IMMEDIATELY AVAILABLE FUNDS BY OUR CLOSE OF BUSINESS ON THE SUCCEEDING BUSINESS DAY. IF DRAFTS ARE PRESENTED TO [Insert Bank Name] UNDER THIS LETTER OF CREDIT AFTER [Insert Time – (e.g., 11:00 AM)], ON A BUSINESS DAY, AND PROVIDED THAT SUCH DRAFTS CONFORM WITH THE TERMS AND CONDITIONS OF THIS LETTER OF CREDIT, PAYMENT SHALL BE INITIATED BY US IN IMMEDIATELY AVAILABLE FUNDS BY OUR CLOSE OF BUSINESS ON THE SECOND SUCCEEDING BUSINESS DAY. AS USED IN THIS LETTER OF CREDIT, “BUSINESS DAY” SHALL MEAN ANY DAY OTHER THAN A SATURDAY, SUNDAY OR A DAY ON WHICH BANKING INSTITUTIONS IN THE STATE OF CALIFORNIA ARE AUTHORIZED OR REQUIRED BY LAW TO CLOSE. IF THE EXPIRATION DATE FOR THIS LETTER OF CREDIT SHALL EVER FALL ON A DAY WHICH IS NOT A BUSINESS DAY THEN SUCH EXPIRATION DATE SHALL AUTOMATICALLY BE EXTENDED TO THE DATE WHICH IS THE NEXT BUSINESS DAY.

PRESENTATION OF A DRAWING UNDER THIS LETTER OF CREDIT MAY BE MADE ON OR PRIOR TO THE THEN CURRENT EXPIRATION DATE HEREOF BY HAND DELIVERY, COURIER SERVICE, OVERNIGHT MAIL, OR FACSIMILE. PRESENTATION BY FACSIMILE TRANSMISSION SHALL BE BY TRANSMISSION OF THE ABOVE REQUIRED SIGHT DRAFT DRAWN ON US TOGETHER WITH THIS

LETTER OF CREDIT TO OUR FACSIMILE NUMBER, [Insert Fax Number – (            )              -             ], ATTENTION: [Insert Appropriate Recipient], WITH TELEPHONIC CONFIRMATION OF OUR RECEIPT OF SUCH FACSIMILE TRANSMISSION AT OUR TELEPHONE NUMBER [Insert Telephone Number – (            )              -             ] OR TO SUCH OTHER FACSIMILE OR TELEPHONE NUMBERS, AS TO WHICH YOU HAVE RECEIVED WRITTEN NOTICE FROM US AS BEING THE APPLICABLE SUCH NUMBER. WE AGREE TO NOTIFY YOU IN WRITING, BY NATIONALLY RECOGNIZED OVERNIGHT COURIER SERVICE, OF ANY CHANGE IN SUCH DIRECTION. ANY FACSIMILE PRESENTATION PURSUANT TO THIS PARAGRAPH SHALL ALSO STATE THEREON THAT THE ORIGINAL OF SUCH SIGHT DRAFT AND LETTER OF CREDIT ARE BEING REMITTED, FOR DELIVERY ON THE NEXT BUSINESS DAY, TO [Insert Bank Name] AT THE APPLICABLE ADDRESS FOR PRESENTMENT PURSUANT TO THE PARAGRAPH FOLLOWING THIS ONE.

WE HEREBY ENGAGE WITH YOU THAT ALL DOCUMENT(S) DRAWN UNDER AND IN COMPLIANCE WITH THE TERMS OF THIS STANDBY LETTER OF CREDIT WILL BE DULY HONORED IF DRAWN AND PRESENTED FOR PAYMENT AT OUR OFFICE LOCATED AT [Insert Bank Name], [Insert Bank Address], ATTN: [Insert Appropriate Recipient], ON OR BEFORE THE EXPIRATION DATE OF THIS CREDIT, (Expiration Date).

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IN THE EVENT THAT THE ORIGINAL OF THIS STANDBY LETTER OF CREDIT IS LOST, STOLEN, MUTILATED, OR OTHERWISE DESTROYED, WE HEREBY AGREE TO ISSUE A DUPLICATE ORIGINAL HEREOF UPON RECEIPT OF A WRITTEN REQUEST FROM YOU AND A CERTIFICATION BY YOU (PURPORTEDLY SIGNED BY YOUR AUTHORIZED REPRESENTATIVE) OF THE LOSS, THEFT, MUTILATION, OR OTHER DESTRUCTION OF THE ORIGINAL HEREOF.

EXCEPT SO FAR AS OTHERWISE EXPRESSLY STATED HEREIN, THIS STANDBY LETTER OF CREDIT IS SUBJECT TO THE “INTERNATIONAL STANDBY PRACTICES” (ISP 98) INTERNATIONAL CHAMBER OF COMMERCE (PUBLICATION NO. 590).

Very truly yours,

(Name of Issuing Bank)

By:

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Exhibit 10.13

June 18, 2015

Mark L. Perry

Re:	Board of Directors of MyoKardia, Inc.

Dear Mark:

MyoKardia, Inc. (the “Company”) appreciates your past service as a member of the Board of Directors of the Company (the “Board”) starting with your appointment as a director effective as of December 6, 2012 and would like to document terms pursuant to which you have been serving as a member of the Board and will serve as a member of the Board going forward.

You have been and will be entitled to be paid an annual cash retainer of $35,000 during your service on the Board, which will be payable quarterly in arrears and pro-rated for any partial year served. In addition, the Board, on June 12, 2013, approved the grant to you of a stock option to purchase 75,000 shares of common stock of the Company (the “Initial Option”). The shares of common stock underlying Initial Option vested over a one year period and are now fully vested. In all respects, the Initial Option is governed by the Company’s 2012 Equity Incentive Plan (the “Plan”) and the Non-Qualified Stock Option Agreement entered into between you and the Company pursuant to the Plan.

It is understood that you have and will serve at the pleasure of the Company and that either you or the Company may terminate your directorship at any time and for any reason without prior notice and without additional compensation to you. The Company has and will reimburse you for reasonable and necessary travel expenses incurred by you in furtherance of the Company’s business pursuant to Company policy. You will be solely responsible for payment of all governmental charges and taxes arising from your service to the Company as a director.

In making this offer, the Company understands, and in accepting it you represent that you are not under any obligation to any employer or any person, firm, or corporation which would prevent, limit, or impair in any way the performance by you of your duties as a director of the Company.

This agreement shall be governed and construed in accordance with the Delaware General Corporation Law as to all matters within the scope thereof, and as to all other matters in accordance with the laws of the State of California.

Please indicate your acknowledgement of the terms under which you have been serving as a director of the Company and accepting such terms going forward, by signing and dating the enclosed copy of this letter and returning it to the Company. The Company appreciates your past service and looks forward to your continued service as a member of our Board.

Very truly yours,

/s/ Tassos Gianakokos
Tassos Gianakakos
Chief Executive Officer

Acknowledged and Agreed:

/s/ Mark L. Perry
Mark L. Perry

Date: June 22, 2015

2

Exhibit 21.1

List of Subsidiaries of Registrant

MyoKardia Australia Pty Ltd. (Australia)